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05008237

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Macquarie Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34740 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/24/05

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK
2005 FINANCIAL REPORT


MACQUARIE
BANK

MACQUARIE BANK LIMITED ACN 008 583 542

purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

link road between Seoul and Incheon International Airport, in which the Korean Road Infrastructure Fund (KRIF) has a 24 per cent interest. KRIF is a clear example of the success of the Bank's infrastructure and specialised funds in global markets.

Established in 2002 in partnership with the Shinhan Financial Group (SFG), KRIF has raised capital predominantly from Korean institutional investors and has invested into ten Korean infrastructure projects specially designated for private investment.

The year to 31 March 2005 has seen the fund move quickly to secure quality investment opportunities at an early stage of the Korean market's development. The fund's total capital

invested or firmly committed.

KRIF is widely considered to be the most active private infrastructure player in the Korean market and has invested or firmly committed more than 95 per cent of its total capital commitments.

KRIF has also created a platform for Macquarie to leverage its global experience in project finance, pioneering the use of non-recourse funding in the Korean market.



Contents

Risk is an integral part of the Macquarie Bank Group's businesses. Management of that risk is therefore critical to the Group's continuing profitability. Strong independent prudential management has been a key to the Group's success over many years. Where risk is assumed it is within a calculated and controlled framework.

The main risks faced by the Group are market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Division ("RMD") to ensure appropriate assessment and management of these risks within the Macquarie Bank Group.

The principles followed by Macquarie Bank in risk management are:

- Independence – Risk Management Division is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board. RMD authority is required for risk acceptance decisions.
- Centralised prudential management – Risk Management Division's responsibility covers the whole of the Macquarie Bank Group. Therefore it can assess risks from a Group-wide perspective and ensure a consistent approach across all operating areas.
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting Risk Management Division. The Division identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- Continuous assessment – Risk Management Division continually reviews risks to account for changes in market circumstances and the Group's operating areas.
- Frequent monitoring – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support Divisions.

Market risk

Market risk is the exposure to adverse changes in the value of the Group's trading portfolios as a result of changes in market prices or volatility. The Group is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange markets: changes in spot and forward exchange rates and the volatility of exchange rates;
- interest rate markets: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- equities markets: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- bullion markets: changes in the price and volatility of gold and silver; and
- commodity markets: changes in the price and volatility of base metals, agricultural commodities and energy products.

Risk Management Division measures exposures in all markets for each dealing desk and for markets in aggregate. Risk exposures are measured on derivatives and underlying assets and liabilities in the same market, together.

Risk Management Division sets limits for all exposures in all markets. Limits are set for individual markets and trading areas, and for the Group as a whole. Limits on the Group's aggregate market risk are approved by the Group's Executive Committee. The aggregate exposure to each market is limited to a small percentage of the Group's shareholders' funds. Trading limits are not targets and actual exposures in normal day to day trading tend to be well below limits.

The Division monitors market risks against limits daily and provides a report of market exposures to senior management every day.

Market risk limits are set on three, complementary bases:

- a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. These scenarios are measured every day and form the cornerstone of the risk management approach. The scenarios are set for movements in individual prices and rates, as well as for simultaneous movements in multiple markets. The worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market so as to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- a statistically based Value At Risk (VAR) measure which, to correspond with the Australian Prudential Regulation Authority's (APRA) capital adequacy standard, is based on a 10-day holding period and a 99 per cent confidence level. Risk Management Division performs back testing on the VAR results, which represents a comparison of hypothetical daily trading profits and losses against the daily VAR. VAR is calculated using a Monte Carlo simulation approach; and
- volume and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions.

The table below shows the average, maximum and minimum VAR over the year for the major markets in which the Group operates. The VAR shown in the table is based on a one-day holding period. The aggregate VAR is on a correlated basis.

	2005 Average A$m	2005 Maximum A$m	2005 Minimum A$m	2004 Average A$m	2004 Maximum A$m	2004 Minimum A$m
Value At Risk (VAR) figures for year ended March 2005						
Equities	**6.26**	**17.02**	**0.03**	5.78	11.42	2.25
Interest rates	**2.13**	**4.20**	**0.90**	1.99	5.19	1.30
Foreign exchange and bullion	**1.28**	**3.57**	**0.18**	1.07	3.36	0.35
Commodities	**1.24**	**2.67**	**0.55**	0.92	2.89	0.38
Aggregate	**6.84**	**16.89**	**1.89**	6.12	11.55	3.26

There are two areas in which non-traded market risks arise in the Group.

First, some interest rate risk arises in the banking book. The raising of liabilities to fund on-balance sheet assets is centrally managed by the Treasury area in the Treasury & Commodities Group. Treasury has the responsibility of managing the mismatch between assets and liabilities. This ensures that business areas that lend can focus on margins rather than on exposures to interest rates.

Treasury must manage its interest rate exposures within interest rate trading book limits. These exposures are included in the VAR figures set out in this report.

As a result of the above practice, virtually all of the Group's interest rate risk is captured in the trading book. Banking book businesses either have no limit to take interest rate risk, i.e. they must be fully hedged at all times, or are given a small limit to cover residual risks. Residual interest rate risk in the banking book is monitored regularly by Risk Management Division.

Second, market risks arise on equity-like exposures that are taken by the Group from time to time. These exposures include:

- Holdings in specialised funds managed by the Group
- Direct investments in entities external to the Group
- Property
- Lease residuals
- Holdings of seed assets for funds.

All positions of this kind are reviewed and approved by Risk Management Division and, where appropriate, by the Executive Committee and the Board. Consistent with the approach taken with market risks in the trading areas of the Group, equity positions are subject to worst case, or stress, scenario analysis. The Group's total exposure to equity positions on this worst case basis is subject to a portfolio limit approved by the Board.

Credit risk

In Macquarie credit risk arises from both lending and trading activities. In the case of trading activity credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the term of the underlying contract.

Systems for the assessment of potential credit exposures exist for each of the Group's trading activities. No credit exposures are assumed without appropriate analysis. Limits are set on the basis of this analysis reflecting the potential exposures considered acceptable for the relevant counterparty.

The Group's philosophy on credit risk reflects the principle of separating prudential control from operational management. Responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above relatively low limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within the Risk Management Division.

Limits are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

Ratio of provisions and impaired assets to loans, advances and leases
Provision for uncertainties to loans, advances and leases
Impaired assets to loans, advances and leases
Net loan losses to loans, advances and leases


1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
-0.2%
1998
1999
2000
2001
2002
2003
2004
2005





Loans, advances and leases by sector

Finance and insurance	37%
Individuals and households	30%
Property and business services	16%
Other	6%
Govt administration and defence	3%
Mining	3%
Construction	2%
Retail trade	1%
Manufacturing	1%
Electricity, gas and water supply	1%
	100%

Funding by source

Short-term notes	32%
Corporate clients	22%
Long-term bonds	15%
Retail clients	14%
Subordinated debt	6%
Due to banks/clearing houses	6%
Macquarie Income Preferred Securities	4%
Gold loans	1%
	100%

To mitigate credit risk, the Group makes increasing use of margining and other forms of collateral or credit enhancement techniques where appropriate.

The Group's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties. Such exposures are generally restricted unless the credit is of the highest standard or there is a high level of security.

Offshore exposures continued to grow. Offshore exposures include those to OECD countries and some Asia Pacific, Latin American and African countries. With respect to non-OECD countries such exposures remain low on a relative basis. Where appropriate the country risk is covered by political risk insurance.

Liquidity risk
Liquidity risk is recognised as one of the most important issues for the Macquarie Bank Group. Responsibility for the Group's liquidity policy lies with RMD. It is reviewed regularly and has been agreed with APRA.

Liquidity requirements are managed on a day to day basis by the Treasury Division which is responsible for ensuring funding is readily available for all the Group's transactions, even in a crisis scenario, and for maintaining a diversity of funding sources.

Risk Management Division monitors adherence to liquidity policy on a daily basis.

A full description of the Group's liquidity policy is contained in note 40 to the Financial Report.

Operational risk
Macquarie Bank faces operational risks which could lead to reputation damage, financial loss or regulatory consequences in the event of an operational failure or error. Responsibility for management of operational risk lies in the first instance with the business unit concerned. Business Operational Risk Managers have been appointed to help ensure business units meet this responsibility.

Controls over operational risk are designed to ensure transactions are appropriately approved and that checks and balances exist over their processing, recording and reconciliation. These include procedures and controls which ensure that all transactions are accurately recorded in internal systems and confirmed on a timely basis.

Consistent formalised controls operate across the Bank over the management of specific operational risks. Control is exercised through specialised centralised departments, formal approval processes, and Bank-wide policies and procedures. Project teams and special interest groups with clear reporting lines are formed to manage or focus on one-off or common risks where appropriate.

Business units perform operational risk self assessment and use key risk indicators and other controls as appropriate, to provide further focus on operational risk.

Macquarie's approach to managing risk through the above framework allows new risks to be identified and dealt with in a pro-active manner, as well as regularly reviewing existing risks.

The role of Internal Audit is to assess whether operational risk management procedures in Macquarie are adequate and operating effectively. Internal Audit undertakes independent reviews of risk throughout the Group, reporting to senior management and the Board Audit and Compliance Committee on issues or weaknesses.

The Operational Risk department facilitates an appropriate operational risk awareness and culture through the ongoing development and implementation of a framework for businesses to identify, assess and manage operational risk.

Legal and compliance risk
Macquarie Bank actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations, and the inappropriate documentation of contractual relationships.

Each of the Group's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. Risk Management Division's Compliance function assesses compliance risk from a Group-wide perspective and works closely with legal, compliance and prudential teams throughout the Group to ensure compliance risks are identified and appropriate standards are applied consistently to these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

International offices
Macquarie Bank's policy is that international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up, or undertake new activities, Risk Management Division analyses the proposed activities, infrastructure, resourcing and procedures to ensure appropriate risk management controls are in place. Risk Management Division staff monitor and routinely visit overseas offices to ensure compliance with prudential controls. In addition, Risk Management Division staff are located in certain of the larger offices.

Where international offices undertake trading activities, daily reports are produced in Sydney and all exposures, both credit and market, are monitored against established limits.

Capital adequacy

The Group's capital adequacy ratio at 31 March 2005, measured under APRA's guidelines, amounted to 21.2 per cent (2004: 19.9%). The Tier 1 ratio was 14.4 per cent (2004: 16.2%).

The Group's capital base was made up of:

	31 March 2005 $m	31 March 2004 $m
Tier 1		
Fully paid ordinary shares	**1,600**	1,382
Retained earnings and outside equity interest less expected dividend	**1,329**	936
Macquarie Income Securities eligible for inclusion in Tier 1 capital	**391**	391
Macquarie Income Preferred Securities eligible for inclusion in Tier 1 capital	**341**	–
Less deductions from Tier 1 capital	**(808)**	(548)
Total Tier 1 capital	**2,853**	2,161
Tier 2		
Macquarie Income Preferred Securities (excess over level allowable for Tier 1 Capital)	**504**	–
Subordinated debt	**1,359**	960
Less amortised amount	**(19)**	(67)
General provision for credit losses	**109**	75
Less associated tax benefits @ 30%	**(33)**	(23)
Total Tier 2 capital	**1,920**	945
Total capital	**4,773**	3,106
Less capital deductions	**(580)**	(442)
Net capital base	**4,193**	2,664

	Amount $m	Risk weight %	Risk adjusted assets $m
Balance sheet risk-weighted assets – 31 March 2005			
Cash, bullion, commonwealth and state governments	819	0	–
Local governments, non-corporate public sector entities, banks	3,276	20	655
Mortgages loans, stockbroking debtors	3,079	50	1,540
Other assets – 100% risk weighting	13,139	100	13,139
Trading book assets *	24,794	–	–
Other assets **	4,206	–	–
Total assets	49,313		15,334
Less: attributable to non-consolidated subsidiaries			(499)
Total balance sheet risk-weighted assets			14,835

Off-balance sheet risk-weighted assets – 31 March 2005

	Nominal amount $m	Credit conversion factor	Credit equivalent amount	Risk weight %	Risk adjusted assets $m
Guarantees, letters of credit and endorsements	368	50-100	287	0-100	202
Forward purchases and undrawn commitments	6,641	0-100	1,732	0-100	1,592
Foreign exchange, interest rate and other market related transactions	199,188	N/A	5,271	0-50	1,922
Total off-balance sheet risk-weighted assets					3,716

Market risk – 31 March 2005

	99% 10-day VAR*** $m	Multiplier	Capital charge $m	Conversion factor	Risk adjusted assets $m
Interest rates – general market risk	7				
Equities – general market risk	14				
Equities – specific risk	11				
Foreign exchange and bullion	2				
Commodities	4				
Aggregate	23	3	70	12.5	869
Surcharge for equities event and default risk			11	12.5	137
Debt securities specific risk (standard method)			17	12.5	214
Total market risk risk-weighted assets					1,220
Total risk-weighted exposure					19,771

* These items are included in the calculation of market risk risk-weighted assets

** Includes life insurance investment assets and assets generating capital deductions

*** Average for the 60 days to 31 March 2005

The Group has in place a high level capital management plan. The plan ensures the maintenance of adequate levels of capital commensurate with the risks of its activities, as measured by an internal economic capital model. The Board sets capital targets, having regard to APRA requirements, ratings agencies and market expectations, and the views of management. The actual capital adequacy position of the Group is calculated regularly by Risk Management Division and Financial Operations Division. In addition, forecasts of the Group's capital adequacy are made up to two years ahead so that the Group can anticipate future capital needs in response to new transactions and new businesses.

Statements of financial performance for the financial year ended 31 March 2005

	Notes	**Consolidated 2005 $m**	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Interest income		**1,636**	1,235	**1,545**	1,096
Interest expense		**(1,266)**	(965)	**(1,479)**	(1,082)
Net interest income	2	**370**	270	**66**	14
Fee and commission income		**2,371**	1,649	**609**	402
Fee and commission expense		**(468)**	(331)	**(235)**	(160)
Net fee and commission income	2	**1,903**	1,318	**374**	242
Trading income	2	**734**	562	**613**	545
Other income	2	**860**	393	**1,426**	807
Other expenses	2	**(118)**	(78)	**(70)**	(48)
Total income from ordinary activities		**3,749**	2,465	**2,409**	1,560
Employment expenses	2	**(1,958)**	(1,257)	**(1,466)**	(945)
Occupancy expenses	2	**(107)**	(102)	**(65)**	(64)
Non-salary technology expenses	2	**(104)**	(106)	**(71)**	(89)
Professional fees, travel and communication expenses	2	**(192)**	(162)	**(114)**	(86)
Other operating expenses	2	**(227)**	(153)	**(88)**	(73)
Total expenses from ordinary activities		**(2,588)**	(1,780)	**(1,804)**	(1,257)
Profit from ordinary activities before income tax		**1,161**	685	**605**	303
Income tax (expense)/benefit	5	**(280)**	(161)	**42**	58
Profit from ordinary activities after income tax		**881**	524	**647**	361
Outside equity interest					
Macquarie Income Preferred Securities	6	**(28)**	–	**–**	–
Other equity holders		**(1)**	(3)	**–**	–
Profit from ordinary activities after income tax *attributable to equity holders of* Macquarie Bank Limited*		**852**	521	**647**	361
Distributions paid or provided on:					
Macquarie Income Securities	6	**(29)**	(27)	**–**	–
Convertible debentures	6	**–**	–	**(28)**	–
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		**823**	494	**619**	361
		Cents per share			
Basic earnings per share	7	**374.6**	233.0		
Diluted earnings per share	7	**364.2**	229.3		

* There were no valuation adjustments recognised directly in equity.

The statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position as at 31 March 2005

	Notes	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Assets					
Cash and liquid assets		**859**	647	**363**	208
Securities purchased under resale agreements	8	**8,927**	8,598	**8,916**	8,263
Trading assets	9	**7,175**	6,891	**6,381**	6,316
Other securities	10	**2,520**	1,847	**551**	326
Loan assets	11	**16,463**	10,777	**11,673**	7,077
Other financial market assets	1(xxiv)	**5,651**	6,694	**5,986**	6,732
Other financial assets	13	**4,065**	3,531	**1,734**	1,465
Intangible assets – businesses held for resale	14	**339**	–	**–**	–
Life insurance investment assets	15	**2,129**	2,350	**–**	–
Due from controlled entities		**–**	–	**6,731**	5,954
Equity investments	16	**152**	138	**47**	27
Investments in associates and incorporated joint ventures	17	**664**	169	**426**	101
Fixed assets	18	**168**	1,945	**69**	75
Tax assets	19	**201**	184	**96**	93
Investments in controlled entities	20	**–**	–	**4,207**	6,264
Total assets		**49,313**	43,771	**47,180**	42,901
Liabilities					
Due to other financial institutions	21	**1,553**	1,935	**903**	937
Securities sold under repurchase agreements	22	**1,983**	2,597	**1,894**	2,597
Securities borrowed	23	**7,681**	5,750	**7,629**	5,177
Deposits		**5,403**	4,215	**5,350**	4,050
Notes payable	24	**13,866**	12,608	**13,270**	12,320
Other financial market liabilities	1(xxiv)	**5,226**	5,821	**5,574**	5,897
Tax liabilities		**41**	53	**14**	11
Other financial liabilities	25	**5,380**	4,215	**3,123**	2,116
Life insurance policy liabilities		**2,081**	2,291	**–**	–
Due to controlled entities		**–**	–	**3,994**	6,286
Provision for distributions	6	**34**	6	**28**	–
Deferred tax liabilities	19	**189**	413	**90**	–
Other provisions	26	**85**	74	**70**	66
Total liabilities excluding loan capital		**43,522**	39,978	**41,939**	39,457
Loan capital					
Subordinated debt	27	**1,359**	960	**1,359**	960
Total liabilities		**44,881**	40,938	**43,298**	40,417
Net assets		**4,432**	2,833	**3,882**	2,484
Equity					
Contributed equity					
Ordinary share capital	28	**1,600**	1,382	**1,600**	1,382
Macquarie Income Securities	28	**391**	391	**391**	391
Convertible debentures	28	**–**	–	**884**	–
Reserves	29	**–**	–	**21**	61
Retained earnings	29	**1,578**	1,040	**986**	650
Total equity attributable to equity holders of Macquarie Bank Limited		**3,569**	2,813	**3,882**	2,484
Outside equity interests in controlled entities	29	**863**	20	**–**	–
Total equity		**4,432**	2,833	**3,882**	2,484

The statements of financial position above should be read in conjunction with the accompanying notes.

Statements of cash flows for the financial year ended 31 March 2005

	Notes	**Consolidated 2005 $m**	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Cash flows from operating activities					
Interest received		**1,630**	1,231	**1,501**	1,121
Interest and other costs of finance (paid)		**(1,235)**	(927)	**(1,431)**	(1,098)
Dividends and distributions received		**48**	120	**692**	606
Fees and other non-interest income received		**1,873**	1,612	**766**	650
Fees and commissions (paid)		**(366)**	(320)	**(187)**	(140)
Net (payments)/receipts from trading securities and other financial instruments		**2,645**	(2,063)	**2,559**	(2,476)
(Payments) to suppliers		**(702)**	(639)	**(351)**	(416)
Employment expenses (paid)		**(1,379)**	(919)	**(931)**	(675)
Income taxes (paid)		**(121)**	(138)	**(64)**	(57)
Life insurance investment income		**150**	101	**–**	–
Life insurance premiums received		**1,169**	1,279	**–**	–
Life insurance (policy payments)		**(1,458)**	(1,618)	**–**	–
Businesses purchased for resale – net receipts from operations		**29**	47	**–**	–
Net cash flows from operating activities	30	**2,283**	(2,234)	**2,554**	(2,485)
Cash flows from investing activities					
Loan assets (granted)		**(11,946)**	(5,828)	**(11,170)**	(569)
Proceeds from securitisation of loan assets		**6,271**	4,928	**6,271**	4,926
Recovery of loans previously written-off		**5**	2	**5**	1
(Payments) for other securities		**(1,276)**	(1,349)	**(438)**	(130)
Proceeds from the realisation of other securities		**592**	1,381	**235**	2
(Payments) for life insurance investments		**(5,306)**	(5,561)	**–**	–
Proceeds from the sale of life insurance investments		**5,504**	5,881	**–**	–
(Payments) for equity investments		**(228)**	(166)	**(42)**	(92)
Proceeds from the sale of equity investments		**58**	85	**43**	47
(Payments) for fixed assets		**(83)**	(108)	**(39)**	(40)
Proceeds from the sale of fixed assets		**33**	23	**16**	13
(Payments) for businesses purchased for resale, net of cash acquired	45	**(905)**	(950)	**–**	–
Proceeds from sale of businesses purchased for resale and controlled entities, net of cash deconsolidated	45	**439**	37	**–**	22
(Payments) for acquisition of controlled entities, net of cash acquired	45	**(145)**	250	**(895)**	(3,875)
Net cash flows from investing activities		**(6,987)**	(1,375)	**(6,014)**	305
Cash flows from financing activities					
Net increase in money market and other deposit accounts		**2,506**	2,826	**2,476**	1,775
(Repayment) of subordinated debt		**(65)**	(70)	**(65)**	(70)
Issue of subordinated debt		**441**	672	**441**	672
Dividends and distributions (paid)		**(263)**	(208)	**(234)**	(181)
Proceeds from the issue of ordinary share capital		**167**	121	**167**	121
Proceeds from the issue of Macquarie Income Preferred Securities		**894**	–	**–**	–
Proceeds from the issue of convertible debentures		**–**	–	**894**	–
Payment of issue costs on securities issued		**(10)**	–	**(10)**	–
(Payment) for buy back of ordinary shares		**–**	(167)	**–**	(167)
(Payments to)/proceeds from other outside equity interest		**11**	(382)	**–**	–
Proceeds from borrowing for acquisition of businesses purchased for resale		**1,288**	1,062	**–**	–
Net cash flows from financing activities		**4,969**	3,854	**3,669**	2,150
Net increase/(decrease) in cash		**265**	245	**209**	(30)
Cash at the beginning of the financial year		**534**	289	**95**	125
Cash at the end of the financial year	30	**799**	534	**304**	95

The statements of cash flows above should be read in conjunction with the accompanying notes.

Note 1. Significant accounting policies

The significant accounting policies adopted in the preparation of this financial report and that of the previous financial year, except as otherwise stated, are:

i) Preparation of financial report

This financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act 1959.

This financial report has been prepared on a historical cost basis, except where otherwise stated. The carrying value of any non-current assets does not exceed their recoverable amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present values, unless otherwise stated.

The Bank has elected to apply AASB 1046A: *Amendments to Accounting Standard AASB 1046* ("AASB 1046A") to the annual reporting period beginning 1 April 2004. This includes applying AASB 1046A to the comparatives disclosed.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

In accordance with Australian Securities and Investments Commission class order 98/0100 (as amended by class order 04/667 dated 15 July 2004) amounts in these financial statements have been rounded off to the nearest million dollars unless otherwise indicated.

ii) Consolidation

This financial report comprises the financial report of Macquarie Bank Limited ("the Bank"), being the chief entity, and its controlled entities (together, "the economic entity"). A controlled entity is one in which the Bank has the capacity to directly or indirectly control decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Outside equity interests in the results and equity of controlled entities, where the Bank owns less than 100% of the issued capital, are shown separately in the consolidated statements of financial performance and financial position respectively.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated statement of financial performance from the date on which control commenced. Where control of an entity ceased during the financial year its results are included for that part of the financial year during which control existed.

iii) Impact of adopting Australian equivalents to International Financial Reporting Standards

The Bank and economic entity will be required to prepare financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements ("AIFRS") from 1 April 2005. The first financial statements that the Bank and economic entity will prepare in accordance with AIFRS will be for the half year ending 30 September 2005 and the financial year ending 31 March 2006.

In accordance with AIFRS, the comparative financial statements for each of these periods will be restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"). As permitted by the transitional provisions of AIFRS, management has elected to defer the application of AASB 132 and AASB 139 for 12 months. Comparative information for financial instruments will be prepared on the basis of the economic entity's current accounting policies under Australian GAAP ("AGAAP"). Adjustments required on transition to AIFRS will be made retrospectively, mostly against opening retained earnings, at the respective dates. The tables below group these changes by the date from which they will be applicable. Restated comparatives will not be reported in financial statements until 30 September 2005, being the first half year reported in accordance with AIFRS.

AIFRS is not expected to change the economics of the business, or the risks being carried, or affect our ability to borrow funds or make dividend distributions.

Transition management

A formal AIFRS conversion project has been established, with the project team being responsible for assessing the impact that AIFRS will have on the accounting and reporting of the Bank and economic entity, and managing the transition to AIFRS. The project team is also responsible for keeping abreast of developments in AIFRS. The project team regularly reports to the Chief Financial Officer, Executive Committee, and Board Audit and Compliance Committee.

The project is divided into three distinct phases: impact assessment and evaluation, systems and process development, and implementation. Management have been working with external AIFRS specialists to ensure that the quality of interpretation of the standards and application to the Bank and the economic entity is high. The first phase of the project is primarily complete, and the systems and process development phase is complete. The implementation phase is nearing completion, with finalisation largely dependent on the resolution of interpretive issues.

Key accounting issues

The key potential implications of the transition to AIFRS on the Bank's and economic entity's accounting policies are detailed below.

Regulatory capital

Many of the changes below will have an impact on the Bank's and economic entity's assets and equity items which are included in the calculation of regulatory capital. The Australian Prudential Regulation Authority ("APRA") has advised that it will not make any AIFRS-related changes to the existing prudential framework until it has completed relevant consultations.

In late February, APRA issued its first AIFRS consultation paper dealing with fair value measurement, loan impairment, hedging and certain other issues. These proposals are intended to apply from 1 January 2006. Some of APRA's proposals either require further clarification or require consideration of additional aspects before becoming final. Our initial review indicates most recommendations will not have a significant impact on the economic entity's regulatory capital.

Note 1. Significant accounting policies continued

The more significant issues for the Bank and the economic entity (e.g. Tier 1 capital instruments and securitisations) have yet to be addressed by APRA. Subsequent discussion papers will address these issues. In the interim, APRA-regulated institutions will need to continue to comply with, and report in terms of, current prudential standards.

***Changes applicable in comparative period commencing* 1 April 2004**

The table below summarises the nature of the more significant changes in accounting policies and adjustments expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004 (excluding the effect of tax and profit share) and reported in the half-year results to 30 September 2005. This includes all material AIFRS changes excluding those arising from AASB 132 and AASB 139. The amount of the adjustments arising on transition to AIFRS have been reliably estimated. As some policy decisions have not been finalised and interpretations on some issues are still evolving, estimates are indicative only (i.e. their purpose is to convey the direction and approximate scale of impact) and actual adjustments may vary.

Description	**Expected impact**	**Estimated gross adjustment** (excluding the effect of tax and profit share)
Consolidation of certain Special Purpose Entities ("SPEs"): Under AGAAP, many SPEs are not consolidated. Under AIFRS, a different interpretation of the consolidation rules applicable to SPEs requires a reassessment of the accounting for existing securitisations – both of the Bank's own assets and of its customers' assets. Most of the Bank's mortgage securitisations and some other SPEs will now be consolidated by the economic entity, because the economic entity is exposed to the majority of the residual income and/or residual risk associated with the SPE.	**Mortgage SPEs** The underlying mortgage loans and liabilities to noteholders (along with derivatives) held by the SPEs will be reported on the Bank's consolidated balance sheet. Derivatives will be carried at fair value from 1 April 2005. The income statement will no longer report management fees and other fees earned from the SPEs. Instead, the income statement will report gross interest income earned on mortgage loans, interest expense accrued to noteholders, movements in the fair values of derivatives (unless rules for cash flow hedging are met), and any remaining net margin reflected in profit or loss. Certain derivatives held by the mortgage SPEs may not qualify for hedge accounting and consequently changes in the fair value of these derivatives will result in volatility in earnings.	Mortgage loans and liabilities will each increase by approximately $12 billion on transition and an additional $3 billion at 31 March 2005. No material retained earnings adjustments. Adjustments to carry derivatives at fair value, apply the hedge accounting requirements of AASB 139 and to measure interest income/interest expense on an effective yield basis will be made in the following year (adjustment to balance sheet as at 1 April 2005 and first reported 30 September 2005).
	Other SPEs Other SPEs that will be consolidated relate to certain managed funds and repackaging vehicles. For these other SPEs, the underlying SPE assets and liabilities will be recorded in the Bank's balance sheet. There is not expected to be any profit impact arising from consolidation of these SPEs.	On transition and at 31 March 2005, assets and liabilities are expected to each increase by approximately $3 billion. No material retained earnings adjustments.

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Share based payments: Under AGAAP, options granted to employees for nil monetary consideration are not recognised. Shares granted to employees (in lieu of profit share entitlements) under share acquisition plans are recognised as an expense.	As permitted by the transitional provisions of AIFRS, management has elected not to apply the new rules to options granted on or before 7 November 2002, and options granted after 7 November 2002 that vest before 1 January 2005.	
Under AIFRS, the economic entity is required to recognise an expense for shares and options granted to employees. The shares and options are measured at their grant dates based on their fair value and, using the number expected to vest, the aggregate amount is allocated evenly over the vesting periods.	On transition, an options reserve (equity) will be created, with an offsetting adjustment to retained earnings. This adjustment will reflect the amount to have been amortised for the period from 7 November 2002 to 31 March 2004.	On transition, an options reserve will be created for approximately $11 million, with an offsetting reduction in retained earnings.
The number of shares and options expected to vest is subsequently adjusted for changes in expectations.	After transition, an options reserve and an employee expense will be recognised each period for the amount allocated to that period.	After transition, the expense to be recognised (and increase to options reserve) in the comparative period ending 31 March 2005 is estimated to be approximately $30 million.
These rules apply mandatorily to options granted after 7 November 2002 that vest after 1 January 2005.	Subsequent to transition, the annual expense may increase as the number of unvested options granted each period since November 2002 increases. Assuming that the current Employee Option Plan continues, the full impact of unvested options will be reflected from the financial year ending 31 March 2008.	

Note 1. Significant accounting policies continued

Changes applicable in comparative period commencing 1 April 2004 continued

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Consolidation of employee benefit trusts and plans: Employees may sacrifice part of their cash remuneration entitlement in return for fully-paid ordinary shares of Macquarie Bank Limited ("MBL"). Plans are established to purchase MBL shares on market and allocate them to the employees. Under AGAAP, an accrued liability and expense is recognised for the cash remuneration entitlement. When the monies are paid to the Plan Company, the accrual is utilised. These plans are not consolidated by the economic entity as the beneficial ownership remains with the employees who participate in the plans, as administered by the Plan Company on their behalf. Under AIFRS, UIG-112 *Consolidation – Special Purpose Entities* was recently amended so that equity compensation plans are included within its scope. Hence, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of a share-based payment arrangement will be required to consolidate that trust.	The underlying net assets of some of the employee benefit plans will be reported on the Bank's consolidated balance sheet. For those arrangements not subject to any vesting conditions, there is no transition adjustment to retained earnings, because the assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity and obligations of the plan (to deliver fully vested MBL shares) are recognised as an increase in equity as a share-based payment. Subsequent to transition, there is also no impact on net assets; however, these transactions will be reflected within equity each period: – equity will decrease for shares bought on market by the Plan Company; and – equity will increase for fully vested shares delivered in satisfaction of the accrued employee benefit liabilities (a share-based payment). For certain arrangements subject to vesting conditions, on transition, the accrued liability (representing the unvested component) is reversed. Subsequent to transition, this unvested component is recognised as a share-based payment transaction over the vesting period. The assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity.	Even though there is no transition impact on retained earnings, after transition additional movements in equity will be reported. On transition, the accrued liability reversed is \$25 million, with an offsetting adjustment to retained earnings. After transition, the expense to be recognised in the comparative period ending 31 March 2005 will be \$8 million.
Taxation: A "balance sheet" approach will be adopted, replacing the "statement of financial performance" approach currently applied. The new method will recognise deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.	It is expected that there will be some increases in the levels of deferred tax assets and liabilities. For example, additional deferred tax balances will be created from: carrying investments in associates and joint venture entities using the equity method of accounting and, as a consequence of applying AASB 139 at 1 April 2005, from: – unrealised movements in the fair value of available for sale assets; – choosing to carry some financial instruments at fair value through profit or loss; and – using cash flow hedge accounting.	While there will be some changes to the balances of deferred tax assets or liabilities, profit or loss, retained earnings, and other reserves, the changes will not be material.

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Investments in entities that are also managed by the economic entity: The economic entity holds an ownership interest in some of the funds that it manages. Consequently, the economic entity is required to determine the degree of influence it has over the funds' operating and financial policies. Under AGAAP, the economic entity considers that it does not significantly influence such funds where it has an ownership interest carrying voting rights of less than 20%. This interpretation has been applied where its position as manager could be terminated without cause by a vote of unitholders. Under AIFRS, the current interpretation is that a manager significantly influences the fund when it has any level of ownership interest carrying voting rights (e.g. 1%), and controls the fund when voting rights exceed 50%. Under both AGAAP and AIFRS, where the investment in associate is held for sale, equity accounting is not applied, and the investment is carried at the lower of cost and fair value less selling costs.	On transition, the investments will need to be measured using the equity method of accounting, instead of being carried at historical cost (subject to an annual test of recoverable amount). Under the equity method of accounting, the economic entity picks up its share of the fund's results (and records this in the economic entity's income statement), and reduces its investment for distributions received from the fund. An offsetting adjustment will be made to retained earnings. After transition, the investments will continue to be carried using the equity method of accounting. Consequently, the carrying amount will be increased or decreased each period for the economic entity's share of earnings, and other equity movements, of the fund after the acquisition of the investment. Some investments that are unit trusts may avail themselves of the exemption in AASB 128: *Investments in Associates* from applying the equity method of accounting to investments they hold in associates (and thereby choose to carry such investments at fair value through profit or loss under AASB 139: *Financial Instruments: Recognition and Measurement*). This accounting policy may be changed in the economic entity's financial statements to follow the economic entity's policy for accounting for investments in associates (i.e. the equity method of accounting may be applied). If an accounting policy must be applied consistently to all transactions/ balances of a specified nature, and a fund applies a policy that is different to the economic entity's policy (e.g. investment properties can be carried at either fair value or on a cost basis), then the fund's policy is changed in the economic entity's financial statements to follow the economic entity's policy.	At 31 March 2005, investments in managed entities recorded under AGAAP at cost of approximately $1 billion will be reclassified from other securities or equity investments to investments in associates. The adjustments to retained earnings to take up the economic entity's share of the funds' results cannot be quantified, because, amongst interpretative issues still evolving, the funds have not finalised their own AIFRS transitional adjustments or published their final impacts.

Note 1. Significant accounting policies continued

Changes applicable in comparative period commencing 1 April 2004 continued

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Foreign currency translation: Under AGAAP, the Bank considers its foreign operations to generally be integrated operations. Consequently, monetary items are translated using the period end spot exchange rates, non-monetary items are translated using the historical exchange rates, and resulting foreign exchange differences are immediately recognised in earnings. Under AIFRS, the functional currency of each foreign operation is determined based on a hierarchy of factors. Generally, the Bank determines the foreign operation's functional currency to be the currency of the country where it is located, because the revenues are determined by the local market conditions and in the local currency, and a majority of operating costs are denominated in the local currency.	For foreign operations determined to have a functional currency of the country where they are located, the method of translating from their functional currency to Australian dollars changes. The translation process requires: – assets and liabilities of the operation to be translated at the period end spot exchange rate; – profit or loss items to be carried at the average exchange rate; and – any resulting foreign exchange differences to be carried in equity (via a foreign currency translation reserve). As permitted by the transitional provisions of AIFRS, management has elected to reset the foreign currency translation reserve to nil on transition. As discussed below, the economic entity expects to apply hedge accounting to its net investments.	On transition, the foreign currency translation reserve created of $4 million will be reset to nil with an offsetting adjustment to reduce retained earnings.

Of the above changes expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004, the following changes are expected to be made to the Bank's statement of financial position as at 1 April 2004:

- share-based payments – as most of the economic entity's employees are employed by the Bank, an adjustment for a similar amount as above will be made. The Bank is unable to quantify the actual adjustment, because the International Financial Reporting Interpretations Committee is currently considering the accounting treatment where options in a parent are granted to employees of a subsidiary;
- consolidation of employee benefit trusts and plans – adjustments for similar amounts as above are expected to be made, because the plan is considered to be part of the Bank. The Bank is unable to quantify the actual adjustment, because the International Financial Reporting Interpretations Committee is currently considering the accounting treatment where shares in a parent are granted to employees of a subsidiary;
- taxation – carrying available for sale assets at fair value will cause a deferred tax liability (with an offsetting adjustment to the equity reserve) to be recognised from 1 April 2005. Similar to above, the changes will not be material;
- investments in entities that are also managed by the economic entity – at 31 March 2005, investments recorded under AGAAP at cost of approximately $160 million will be reclassified to investments in associates from other securities. No adjustment to retained earnings will be made because management has chosen to continue to carry such investments at cost;
- the Bank's investments in subsidiaries, which were previously carried at deemed cost less provision for impairment, will be carried at historic cost less any impairment provision. This will result in the reversal of net revaluation increments of $73 million at 31 March 2004 with a corresponding reduction in the investment revaluation reserve of $61 million and retained earnings of $12 million. No adjustment to profit for the year ended 31 March 2005 for impairment of subsidiaries will be made.

Changes applicable from 1 April 2005

The table below summarises the nature of the more significant changes in accounting policies and adjustments expected to be made to the economic entity's statement of financial position as at 1 April 2005 (excluding the effect of tax and profit share) and reported in the half-year results to 30 September 2005, in addition to the table above. This includes all material AIFRS changes arising from AASB 132 and AASB 139. Where possible, the amounts of the adjustments arising on transition to AIFRS have been reliably estimated. As some policy decisions have not been finalised and interpretation on some issues is still evolving, estimates are indicative only (i.e. their purposes is to convey the direction and approximate scale of impact) and actual adjustments may vary.

Description	Expected impact (excluding the effect of tax and profit share)
Provisions for loan impairment: AIFRS requires an incurred loss model for general loan provisioning. Provisions are to be recognised only in respect of those losses for which there is "objective evidence" of impairment at each balance date and must be calculated based on the discounted values of expected future cash flows. Specific provisions will continue to be recognised under AIFRS, and where individual loans are found not to be impaired, they will be placed into pools of assets with similar risk profiles to be collectively assessed for losses that have been incurred but not yet identified. The Bank's general provision for credit losses is currently maintained at 55 basis points of risk-weighted assets.	The methodology to calculate this incurred loss provision has been developed. The application of this methodology would result in a substantial reduction in the provision at 1 April 2005. However, Australian industry practice is still developing in this area, and the final opening adjustment cannot yet be reliably estimated.
Derivatives: Under AGAAP, non-trading derivatives are measured on an accruals basis. Non-trading derivatives include those for which hedge accounting is applied. Under AIFRS, all derivatives, including those used for balance sheet hedging purposes, are required to be recognised on balance sheet and carried at fair value. Movements in the carrying amounts of derivatives are recognised in earnings, unless cash flow or net investment hedge accounting is applied. Where strict hedge criteria are met, AIFRS permits cash flow hedging, fair value hedging and hedging a net investment in a foreign operation. - For a derivative designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity and subsequently released to the income statement when the hedged item affects the income statement. Any ineffective portion is reported in the income statement as it arises. - For a derivative designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative is recognised in the income statement immediately, with the associated loss or gain on the hedged item attributable to the hedged risk. - For a derivative designated as hedging a net investment of a foreign operation, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is sold.	A hybrid approach is being adopted to address the earnings volatility arising from carrying all derivatives at fair value. This includes choosing to carry another financial instrument with offsetting exposure at fair value (i.e. designate the instrument as one that is carried at fair value through profit or loss), applying fair value hedge accounting to some exposures, applying cash flow hedge accounting to other exposures, and accepting a level of volatility. The key areas where the economic entity expects to apply hedge accounting are: - cash flow hedging for interest rate risk arising from the consolidated mortgage securitisation vehicles and other structured products; - fair value hedging for foreign exchange risk arising from investments in foreign-denominated equity instruments; and - net investment hedging for foreign exchange risk arising from foreign operations. It is expected that these new rules will introduce some volatility in profit or loss and equity reserves based on changes in interest rates and foreign exchange rates. The overall impact after applying the hedging approach and excluding MIPS derivative volatility, as noted on page 19, is expected to reduce retained earnings by approximately $20 million. Other equity derivitives, carried at cost under AGAAP and recognised at fair value under AIFRS, will result in a credit to retained earnings of approximately $12 million.

Note 1. Significant accounting policies continued

Changes applicable from 1 April 2005 continued

Description	Expected impact (excluding the effect of tax and profit share)
Interest revenue and expense recognition (effective interest rate): Under AGAAP, certain upfront fees and associated transaction costs are recognised immediately on origination of the loans. Under AIFRS, these fees and associated transaction costs must be capitalised and included in the loan's effective interest rate and recognised over the expected life of the loan.	Certain fees and transaction costs will no longer be recognised upfront as revenue or expense, but will be amortised over the life of the loan through the yield. On adoption, this is expected to decrease loans and receivables by approximately $25 million with a corresponding reduction in retained earnings. Some reclassifications between fee income and interest income in the income statement will occur.
Non-current assets held for sale: The economic entity invests in entities that own infrastructure assets, and subsequently sells them to funds. Under AGAAP, these entities are consolidated when the economic entity holds a controlling interest. Under AIFRS, when such investments are to be recovered principally through sale, rather than continuing use, they will be classified as 'held for sale' if the sale is expected to occur within one year of the classification. In such circumstances, the investments will continue to be consolidated by the economic entity where a controlling interest is held. However, the total underlying assets and total underlying liabilities will each be presented in the consolidated balance sheet as two separate line items. Further, in contrast to AGAAP, depreciation / amortisation on depreciable (intangible and tangible) assets is not recognised, and the carrying amount of the net assets is subject to a ceiling test of fair value less costs to sell.	On adoption, the underlying assets and liabilities of entities controlled by the economic entity, and that meet the criteria to be classified as held for sale, will be presented as two line items in the consolidated balance sheet – total assets held for sale and total liabilities held for sale. The impact is not expected to be material to opening retained earnings nor, after adoption, to on-going earnings.
Available for sale financial instruments: Certain equity investments and debt investment securities currently carried at historical cost/amortised cost will be reclassified to available for sale financial instruments under AIFRS. This treatment does not apply to investments in associates, joint ventures, or subsidiaries that are accounted for according to AASB 128: *Investments in Associates,* AASB 131: *Interests in Joint Ventures,* AASB 127: *Consolidated and Separate Financial Statements.*	On adoption, the carrying amount of those financial instruments designated as available for sale will increase by approximately $90 million, with an equity reserve (before tax) being created for an equivalent amount. Following adoption, available for sale financial instruments will be carried at fair value with changes in fair value recognised in an equity reserve, and transferred to earnings when the financial instruments are sold. This may result in volatility in the equity reserve, depending on future movements in fair values. Interest income on debt investment securities that fall within this classification will be recognised in earnings according to the effective interest method. If there is objective evidence that an available for sale asset is impaired, the cumulative amount recognised in equity is recycled and recognised in earnings. Subsequent changes in fair value are recognised directly in equity, unless the instrument is a debt instrument, in which case increases in fair value that objectively relate to a subsequent event are treated as a reversal of an impairment loss and recognised in earnings.

Description	Expected impact (excluding the effect of tax and profit share)
Financial instruments at fair value: One of the solutions for dealing with the volatility arising from carrying all derivatives at fair value is to irrevocably choose to carry some financial assets or financial liabilities with a natural offsetting exposure at fair value through the profit or loss. Consequently, as permitted by the transitional provisions of AIFRS, management has designated (at the date of transition) certain financial assets and borrowings to be carried at fair value through profit or loss.	Certain financial instruments will be reclassified to fair value through the profit or loss. On transition, these will be remeasured to their fair value, with an offsetting adjustment to increase retained earnings of $10 million. After transition, measuring the financial instruments at fair value means that changes to interest rates and credit spreads will impact earnings immediately. Since this approach is being taken to minimise the impact of volatility from carrying derivatives at fair value, any retained earnings adjustment on transition (and any subsequent impact on earnings) will be largely offset by revaluing derivatives used to mitigate these risks.
Debt vs equity classification: **MIS securities**	Under AGAAP, the MIS are classified as equity. Under AIFRS, no change in classification is expected; the MIS will continue to be classified as equity.
Debt vs equity classification: **MIPS securities** Hybrid capital (Macquarie Income Preferred Securities) was recently raised in a foreign currency, which is classified as outside equity interest in the economic entity.	Under AGAAP, the hybrid capital is classified as equity. Under AIFRS, no change in classification is expected; the hybrid capital will continue to be classified as equity and continue to be included within outside equity interest.
Hedging of MIPS securities Economically, the interest rate risk and foreign exchange risk is hedged through the use of derivatives and existing foreign currency denominated assets. Under AGAAP, hedge accounting is applied. However, under AIFRS, hedging own equity issued is not permitted.	Under AIFRS (as noted above), all derivatives (interest rate swaps and forward exchange contracts) are carried at fair value. Even though hedge accounting is not permitted for derivatives used to hedge risks arising from the MIPS, changes in the fair value of foreign exchange contracts due to changes in the spot rate are expected to naturally offset the changes from retranslating foreign currency denominated assets. Changes in fair value of foreign exchange contracts due to time value will result in some volatility in earnings, but this is not expected to be material. Changes in the fair value of the interest rate swaps will be recognised in earnings, creating volatility. On adoption, the interest rate swaps will be adjusted from their accrual value to fair value by $19 million, with an offsetting credit to opening retained earnings.

Of the above changes expected to be made in the economic entity's consolidated statement of financial position as at 1 April 2005, the following changes are expected to be made to the Bank's statement of financial position as at 1 April 2005:

- provisions for loan impairment – an adjustment for a slightly lower amount to the economic entity amount is expected to be made;
- derivatives – similar to above, a hybrid approach is being adopted to address the earnings volatility arising from carrying all derivatives at fair value. The key areas where the Bank expects to apply hedge accounting are fair value hedging for foreign exchange risk arising from investments in foreign-denominated equity instruments, and investments in associates and subsidiaries. The overall impact is not expected to be material;
- interest revenue and expense recognition (effective interest rate) – similar to above, loans receivable will decrease by $16 million with a corresponding reduction in retained earnings;
- available for sale financial instruments – similar to above, on adoption the carrying amount of the investments will increase by approximately $80 million;
- debt vs equity classification – no changes to the classification of MIS securities or to convertible debentures issued as part of the MIPS securities. Both will continue to be classified as equity; and
- hedging of MIPS securities – same as above, except that the interest rate swaps will be designated in a cash flow hedge relationship with an intercompany loan. Therefore, changes in the fair value of the interest rate swaps will be deferred in equity and recycled to earnings as interest on the intercompany loan is accrued. On transition, the interest rate swaps will be adjusted from their accrual value to fair value by $19 million, with an offsetting adjustment to credit a cash flow hedging reserve in equity.

Note 1. Significant accounting policies continued

iv) Change in accounting policy: prior year – provision for dividends
From 1 April 2003, Accounting Standard AASB 1044: *Provisions, Contingent Liabilities and Contingent Assets* ("AASB 1044") became operative for the economic entity. AASB 1044 requires that a provision for dividends is not recognised until the dividend has been declared or publicly recommended by the Directors. In previous financial years a provision was recorded as at balance date for dividends that were not declared until the completion of the financial report.

An adjustment of $208 million was made against the Bank and the economic entity's retained profits as at 1 April 2003 to reverse the amount provided as at 31 March 2003 for the Bank's 2003 final and special dividends. These provisions were reinstated in May 2003 when the dividends were declared by the Directors. The statements of financial position for the years ended 31 March 2004 and 31 March 2005 reflect the new accounting policy and no restatement is necessary.

No provision was recognised as at 31 March 2004 for the Bank's 2004 final dividend. This provision was recorded at the time that the dividend was declared.

v) Foreign currency translations
Foreign controlled entities, with the exception of businesses acquired for resale, and certain other controlled entities, are integrated with the activities of the Bank. The assets, liabilities and equity of these integrated foreign controlled entities are consolidated into the Bank using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange prevailing at balance date. Any resultant exchange differences are recorded in the statement of financial performance.

Businesses acquired for sale and certain other controlled entities are translated using the current rate method whereby assets and liabilities are translated at the financial year end rates of exchange and revenues and expenses are translated at the average rates of exchange during the year. Any resultant exchange differences are recorded in the foreign currency translation reserve in the statement of financial position.

Transactions in foreign currencies have been recorded at the rates of exchange prevailing at transaction dates. At balance date, amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Gains or losses arising on transactions and from dealing in foreign exchange have been recognised in the statement of financial performance.

Forward foreign exchange contracts, entered into in the normal course of business, are accounted for as specified in the accounting policy note xxiv) – Financial instruments.

Foreign currency liabilities are generally matched by assets or derivative financial instruments in the same currency. The total amounts of unmatched foreign currency liabilities and assets and consequent foreign currency exposures are not material.

vi) Interest income and expense
Interest income and expense arising from loans and deposits is brought to account on an accruals basis. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Accrued coupons, amortisation of premiums and accretion of discounts are brought to account as interest income on a yield to maturity basis in accordance with the terms of the security.

vii) Fee income
Corporate advice and other fee income is brought to account as work is completed and a fee agreed with clients.

Fees earned from financing transactions in respect of risk margins are deferred and brought to account as interest income on a straight-line basis over the term of the financing arrangement. Fees earned in respect of cost recoveries are brought to account upon receipt. Where the financing exposure is sold down to investors, the previously unearned amount is brought to account as fee income.

viii) Dividends and distributions
Dividends and distributions are recognised as income in the statement of financial performance upon declaration.

ix) Income tax
Pursuant to a resolution of the Bank, a consolidated tax group was formed between the Bank and its wholly-owned Australian controlled entities, effective from 1 October 2002.

Under the terms and conditions of a tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank will recognise the deferred tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. The principles of the liability method of tax effect accounting have been adopted whereby the income tax expense for the financial year is calculated by reference to the accounting profit after allowing for permanent differences between accounting profit and taxable income. The tax assets relating to tax losses are not recognised as an asset unless the benefit is virtually certain of realisation in future years.

Income tax on cumulative timing differences is set aside to either the deferred tax liabilities or deferred tax assets accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain retained earnings or reserves of foreign controlled entities were to be distributed. It is not expected that any substantial amount will be distributed from these retained earnings or reserves in the foreseeable future.

x) Repurchase and reverse repurchase agreements

Securities purchased under resale agreements represent assets of the economic entity. The difference between the purchase price and the resale price is brought to account as interest income over the term of the agreement.

Securities sold under repurchase agreements continue to be recognised as assets of the economic entity. The obligation to repurchase such securities is recognised as a liability in the statement of financial position. The difference between the sale price and the repurchase price is brought to account as interest expense over the term of the agreement.

xi) Trading assets and securities borrowed

Trading assets, including debt and equity securities, bank bills, treasury notes, bullion and commodities are purchased with the intent that they be sold during the course of day to day trading operations. Securities borrowed include equities and fixed interest securities that are transacted in the normal course of business. Trading assets and securities borrowed are recorded at net market value, which approximates their net fair value. Any realised gains or losses from the sale of trading assets or securities borrowed and unrealised gains or losses arising from market value adjustments are recognised in the statement of financial performance.

xii) Other securities

Other securities are purchased with the intent that they be held for a period of time, though not necessarily until maturity. They are recorded at the lower of cost and recoverable amount. Where the carrying value of a security is in excess of its recoverable amount, the security will be written down to its recoverable amount and the difference recognised as an expense in the statement of financial performance.

xiii) Credit review

All loan assets are subject to recurring review and assessment of the level of credit risk. All bad debts are written off in the period in which they are recognised and specific provisions are made for impaired assets.

Impaired loans are classified as follows:

(a) Non-accrual with:
  (i) no performance (representing loans on which no income is being received);
  (ii) partial performance (representing loans on which income which is less than the legal entitlement is received); and
  (iii) full performance with provisions (representing loans on which full income is being received but where a provision against loss has been made);
(b) Restructured loans (where the original loan agreement has been modified); and
(c) Other real estate owned (representing loans acquired through enforcement of security).

xiv) Securitisation of loan assets

The economic entity securitises loan assets via the issue of bonds to investors through unrelated trusts and companies. Fees earned in respect of services provided in connection with the management of the trusts and companies are brought to account on an accrual basis. All credit risk associated with securitisation of the assets is assumed by the investors on purchase of the bonds.

xv) Property purchased for sale and development

Property purchased for sale and development represents properties purchased for the specific purpose of being held for development and sale. Property is stated at the lower of its purchase cost or recoverable amount.

xvi) Equity investments

Investments in non-related entities intended for long-term retention are shown at cost. Where the carrying value of the investment is in excess of its recoverable amount, the investment will be written down to its recoverable amount and the difference recognised as an expense in the statement of financial performance.

xvii) Investments in associates and incorporated joint ventures

Investments in associates and incorporated joint ventures are accounted for on consolidation using the equity method. Associates are those entities over which the consolidated entity exercises significant influence but not control. The economic entity's share of profits of these investments is recognised as income in the consolidated statement of financial performance.

xviii) Investments in controlled entities

Investments in controlled entities are recorded at deemed cost. Where the carrying value of these investments is in excess of their recoverable amount, the investment will be written down to its recoverable amount and the difference will be recognised as an expense in the statement of financial performance.

xix) Intangible assets – businesses held for resale

Intangible assets relating to businesses held for resale are recorded at cost. Goodwill is being amortised using the straight line method over no more than 20 years. Other identifiable intangibles, including radio licences, are not being amortised as they are deemed to have an indefinite life.

Note 1. Significant accounting policies continued

xx) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets at the following rates:

Art	1%
Personal computers	50%
Other computer equipment	33.3%
Furniture and fittings	10%
Plant and equipment	20%
Leasehold improvements*	20%

* Where remaining lease terms are less than five years, leasehold improvements are depreciated over the lease term.

Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually for a period of three years. Costs incurred on software maintenance are expensed as incurred.

Depreciation rates are reviewed annually and reassessed in the light of commercial and technological developments.

The costs of repairs and maintenance are expensed as incurred.

Where the useful life of an asset or class of assets has been reduced or effectively ended then the book value of such asset or class of assets or their useful lives are reduced as appropriate. Adjustments arising from such restatements and on disposal of fixed assets are recognised in the statement of financial performance.

xxi) Provision for employee benefits

Liabilities for unpaid salaries, salary-related costs and provisions for annual leave are recorded in the statement of financial position at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels, on-costs and employee service histories. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible the expected future cash flows.

xxii) Provision for credit losses

The economic entity maintains a general provision to cover expected losses inherent in the existing overall credit portfolio which are not yet identifiable. An assessment as to the adequacy of the provision is made at the end of each reporting period. Should the provision be considered inadequate, either due to losses applied against the provision or to changes in the size or risk characteristics of the economic entity's portfolio, a charge would be made in the statement of financial performance in the current financial year to adjust the provision.

xxiii) Statement of cash flows

For the purposes of the statement of cash flows, cash includes cash and liquid assets, balances due to the clearing bank and balances due to clearing houses.

xxiv) Financial instruments

Financial instruments include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. The economic entity uses these derivative instruments for trading activities and in conjunction with the management of existing assets and liabilities (refer note 37 – Derivative financial instruments).

Transactions that are entered into for trading purposes or used as hedges of other trading assets or instruments are carried at market value, which approximates their net fair value with resultant gains and losses recognised in the statement of financial performance and included within "Other financial market assets" and "Other financial market liabilities" in the statement of financial position.

Transactions entered into for hedging purposes or used to modify the interest rate characteristics of specific assets and liabilities are brought to account on the same basis as the income or expense which is recognised on the hedged instrument or the underlying asset or liability.

xxv) Funds under management

Within the economic entity certain controlled entities act as a custodian and/or single responsible entity for a number of investment funds and trusts. As at 31 March 2005, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity (measured based on the gross assets of the individual funds) exceeds $88.9 billion (2004: $62.6 billion). This includes $2.1 billion (2004: $2.4 billion) in respect of life insurance statutory funds which have been consolidated in the financial report, refer below. The investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account on an accruals basis.

xxvi) Life insurance business

The following are key accounting policies in relation to the life insurance business:

Fees and charges

Fees and charges are recognised as revenue when services are provided to policy holders. This is commonly referred to as the "Margin on Services" methodology in accordance with Actuarial Standard AS 1.02: *Valuation of Policy Liabilities* ("AS 1.02") issued by the Life Insurance Actuarial Standards Board.

Investment assets

Investments are measured at net market value which approximates their fair value. Market value is determined based on quoted prices for listed securities and market yields for fixed interest and discount securities. Changes in net market values are recognised in the statement of financial performance in the financial year in which the changes occur.

Restriction on assets

Investments held in the life funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, acquire investments to further the business of the fund, or as distributions when solvency and capital adequacy requirements are met. Shareholders can only receive a distribution when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities

Policy liabilities are measured as the accumulated benefits available to policy holders, calculated in accordance with AS 1.02.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 2. Profit from ordinary activities				
Interest income				
Interest income received/receivable:				
other entities*	1,636	1,235	1,243	897
controlled entities	–	–	302	199
Interest expense paid/payable:				
other entities	(1,266)	(965)	(1,225)	(927)
controlled entities	–	–	(254)	(155)
Total net interest income	370	270	66	14
Fee and commission income				
Revenue	2,346	1,620	609	402
Expense	(468)	(331)	(235)	(160)
Income from life insurance business (refer note 15)	25	29	–	–
Net fee and commission income	1,903	1,318	374	242
Trading income				
Equities	370	314	333	307
Commodities	165	82	91	48
Foreign exchange products	159	135	159	135
Interest rate products	40	31	30	55
Total trading income	734	562	613	545
Other income				
Proceeds from the sale of other securities, equity investments, associates and joint ventures	1,380	302	1,013	142
Less carrying value of other securities, equity investments, associates and joint ventures	(913)	(174)	(491)	(83)
Profit on the sale of other securities, equity investments, associates and joint ventures**	467	128	522	59
Sales revenue from businesses purchased for resale	166	125	–	–
Gain on deconsolidation of controlled entities	53	15	4	–
Share of net profits of associates and incorporated joint ventures accounted for using the equity method (refer note 17)	35	35	–	–
Life insurance investment income earned on shareholders' funds	15	5	–	–
Dividends/distributions received/receivable:				
other securities and equity investments	84	49	41	27
controlled entities	–	–	638	457
Management fees, group service charges and cost recoveries – controlled entities	–	–	197	255
Other income	40	36	24	9
Total other income	860	393	1,426	807

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Provision for diminution of equity investments, other securities and associates	3	2	–	11
General provision for credit losses (refer note 11)	(34)	(17)	(34)	(17)
Specific provisions:				
provided for during the financial year (refer note 11)	(50)	(43)	(41)	(26)
recovery of loans previously provided for (refer note 11)	18	6	14	4
loan losses written off	(4)	(1)	(3)	–
recovery of loans previously written off	1	2	–	1
Total net charge for provisions	(66)	(51)	(64)	(27)
Direct costs from businesses purchased for resale	(37)	–	–	–
Writedown of investments in controlled entities to recoverable amount	–	–	–	(2)
Other expenses	(15)	(27)	(6)	(19)
Total other expenses	(118)	(78)	(70)	(48)
Total net other income	742	315	1,356	759
Total income from ordinary activities	3,749	2,465	2,409	1,560
Employment expenses				
Salary, salary-related costs, superannuation, performance-related profit share and staff training	(1,931)	(1,226)	(1,459)	(940)
Provision for annual leave	(9)	(5)	(4)	(2)
Provision for long service leave	(5)	(4)	(3)	(3)
Businesses purchased for resale – employment expenses	(13)	(22)	–	–
Total employment expenses	(1,958)	(1,257)	(1,466)	(945)
Occupancy expenses				
Operating lease rentals	(74)	(68)	(49)	(50)
Depreciation: furniture, fittings and leasehold improvements (refer note 18)	(13)	(13)	(8)	(9)
Businesses purchased for resale – occupancy expenses	(6)	(11)	–	–
Other occupancy expenses	(14)	(10)	(8)	(5)
Total occupancy expenses	(107)	(102)	(65)	(64)
Non-salary technology expenses				
Information services	(43)	(32)	(22)	(20)
Depreciation: computer equipment and software (refer note 18)	(25)	(46)	(20)	(45)
Businesses purchased for resale – non-salary technology expenses	–	(1)	–	–
Other non-salary technology expenses	(36)	(27)	(29)	(24)
Total non-salary technology expenses	(104)	(106)	(71)	(89)

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 2. Profit from ordinary activities continued				
Professional fees, travel and communication expenses				
Professional fees	**(94)**	(77)	**(63)**	(43)
Auditors' remuneration (refer note 44)	**(8)**	(7)	**(4)**	(3)
Travel expenses	**(60)**	(40)	**(31)**	(25)
Communication expenses	**(24)**	(18)	**(12)**	(10)
Depreciation: communication equipment (refer note 18)	**(4)**	(5)	**(4)**	(5)
Businesses purchased for resale – professional fees, travel and communication expenses	**(2)**	(15)	**–**	–
Total professional fees, travel and communication expenses	**(192)**	(162)	**(114)**	(86)
Other operating expenses				
Other operating expenses	**(154)**	(117)	**(88)**	(73)
Businesses purchased for resale – other operating expenses***	**(73)**	(36)	**–**	–
Total other operating expenses	**(227)**	(153)	**(88)**	(73)
Total expenses from ordinary activities	**(2,588)**	(1,780)	**(1,804)**	(1,257)

* Included within interest income (other entities) is rental income of $19 million (2004: Nil) and depreciation of $18 million (2004: Nil) in relation to operating leases where the Group is the lessor.

** Included within profit on the sale of other securities, equity investments, associates and joint ventures is the profit of $300 million arising from the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited.

*** Other operating expenses relating to businesses purchased for resale include depreciation of $12 million (2004: $25 million).

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 3. Revenue from operating activities				
Interest income	**1,636**	1,235	**1,545**	1,096
Fee and commission income	**2,346**	1,620	**609**	402
Investment revenue and management fees from life insurance business (refer note 15)	**258**	260	**–**	–
Trading income	**734**	562	**613**	545
Proceeds from the sale of other securities, equity investments, associates and joint ventures	**1,380**	302	**1,013**	142
Other income (excluding profit on the sale of other securities and equity investments)	**393**	265	**904**	748
Total revenue from operating activities	**6,747**	4,244	**4,684**	2,933

Note 4. Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in note 1 – Significant accounting policies.

Primary segment – business

For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005: *Segment Reporting*, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:

- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
				Consolidated 31 March 2005	
Financial performance					
Revenue from external customers	1,783	1,499	2,371	1,059	6,712
Intersegmental revenue/(expense)	26	(118)	(97)	189	–
Share of profits or losses of associates and incorporated joint ventures	25	3	6	1	35
Total revenue from ordinary activities	1,834	1,384	2,280	1,249	6,747
Profit from ordinary activities before income tax	466	209	358	128	1,161
Income tax (expense)	(138)	(31)	(79)	(32)	(280)
Profit from ordinary activities after income tax	328	178	279	96	881
Non-cash expenses: depreciation	(18)	(6)	(21)	(9)	(54)
Financial position					
Total assets	4,161	25,831	6,050	13,271	49,313
Total liabilities	(2,947)	(34,672)	(2,418)	(4,844)	(44,881)
Fixed assets acquired during the financial year	11	4	23	45	83
Businesses acquired during the year for resale	–	–	324	–	324
Investment in associates and incorporated joint ventures	448	–	213	3	664

Note 4. Segment reporting continued
Primary segment – business

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
				Consolidated 31 March 2004	
Financial performance					
Revenue from external customers	1,129	1,195	1,041	844	4,209
Intersegmental revenue/(expense)	8	(71)	(53)	116	–
Share of profits or losses of associates and incorporated joint ventures	29	(1)	7	–	35
Total revenue from ordinary activities	1,166	1,123	995	960	4,244
Profit from ordinary activities before income tax	200	194	217	74	685
Income tax (expense)	(54)	(33)	(54)	(20)	(161)
Profit from ordinary activities after income tax	146	161	163	54	524
Non-cash expenses: depreciation	(32)	(12)	(37)	(8)	(89)
Financial position					
Total assets	3,092	24,215	6,475	9,989	43,771
Total liabilities	(2,620)	(31,262)	(3,825)	(3,231)	(40,938)
Fixed assets acquired during the financial year	9	17	7	33	66
Businesses acquired during the year for resale	–	–	1,864	–	1,864
Investment in associates and incorporated joint ventures	106	–	59	4	169

Secondary segment – geographical

Geographical segments have been determined based on where the transactions have been booked. The operations of the economic entity are headquartered in Australia. All locations below the reportable segment threshold have been collectively classified as "other".

	Australia $m	Asia Pacific* $m	Europe $m	North America $m	Other $m	Total $m
						Consolidated 31 March 2005
Revenue from external customers	**4,321**	**714**	**666**	**983**	**28**	**6,712**
Total assets	**29,247**	**6,053**	**7,212**	**6,295**	**506**	**49,313**
Fixed assets acquired during the financial year	**31**	**31**	**17**	**4**	**–**	**83**
Businesses acquired during the year for resale	**56**	**–**	**–**	**268**	**–**	**324**
						Consolidated 31 March 2004
Revenue from external customers	3,270	329	350	176	84	4,209
Total assets	24,662	4,863	9,193	4,389	664	43,771
Fixed assets acquired during the financial year	39	15	–	12	–	66
Businesses acquired during the year for resale	–	–	1,864	–	–	1,864

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 5. Income tax (expense)/benefit				
Prima facie income tax (expense) on profit from ordinary activities*	**(348)**	(205)	**(181)**	(91)
Add back/(deduct) tax effect of permanent differences:				
Rate differential on offshore income	**55**	28	**40**	30
Distribution paid/provided on Macquarie Income Securities	**–**	8	**–**	–
Provision in relation to Macquarie Income Securities	**–**	(8)	**–**	–
Distribution provided on Macquarie Income Preferred Securities and related distributions	**8**	–	**8**	–
Net effect of different tax rates for life insurance business	**4**	4	**–**	–
Rebateable dividend income	**4**	5	**4**	4
Intragroup dividends	**–**	–	**191**	136
Dividend paid/provided on Converting Preference Shares	**–**	(2)	**–**	(2)
Other items	**(3)**	9	**(20)**	(19)
Tax expense attributable to relevant controlled entities	**–**	–	**(309)**	(165)
Tax benefit arising under a tax funding agreement	**–**	–	**309**	165
Total income tax (expense)/benefit	**(280)**	(161)	**42**	58

*Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2004: 30%). The economic entity has a tax year ending on 30 September.

Pursuant to a resolution of the Bank, the economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group ("the TC Group"). The Bank is the Head Entity of the TC Group. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any tax balances. Payments made by the relevant TC Group entities in respect of the period are shown as payments of the Bank. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all tax liabilities incurred in respect of their activities and reimburses each controlled entity for tax assets received.

Should the Bank be in default of its obligations, or a default is probable, under the tax consolidation legislation any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

The Australian Taxation Office ("ATO") has issued guidelines for research and development syndicates, and subsequently made settlement offers generally to various participants in these syndicates. Six research and development syndicates in which Macquarie invested are affected. Based on current discussions with the ATO, it is expected that this matter will be determined in accordance with the guidelines in the near term for a non-material amount.

In relation to the Macquarie Income Securities ("MIS"), the Bank has received independent legal advice confirming that deductions totalling $129 million, giving rise to a tax receivable of $42 million, are available in respect of all MIS interest payments paid before 30 June 2004. The Federal Court at first instance has held that the amounts are not deductible and an appeal has been heard by the Full Federal Court, whose judgement has not been handed down at the date of completion.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 6. Dividends paid and distributions paid or provided				
i) Dividends paid				
Ordinary share capital				
2005 interim dividend paid (61 (2004: 52) cents per share)	**134**	113	**134**	113
2004 final dividend paid (70 (2003: 52) cents per share)	**151**	106	**151**	106
2004 special dividend paid (nil (2003: 50) cents per share)	**–**	102	**–**	102
Total dividends paid	**285**	321	**285**	321

There is no provision for final dividend in respect of the financial year ended 31 March 2005, as a result of a change in accounting policy in the prior year. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The 2005 interim dividend and the 2004 final dividend, both paid during the financial year ended 31 March 2005, were 90% franked at 30%. The dividends paid during the financial year ended 31 March 2004 were franked as follows: 2004 interim – 90% franked at 30%, 2003 final and 2003 special – both fully franked at 30%.

Since the end of the financial year, the Directors have recommended the payment of the 2005 final dividend of $1.00 per fully paid ordinary share, and a special dividend of 40 cents per fully paid ordinary share, both 90% franked based on tax paid at 30%. The aggregate amount of the proposed dividends expected to be paid on 1 July 2005 out of retained profits at 31 March 2005 is $313 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2005.

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. On 30 October 2003, the 2.5% discount which had been provided on the DRP was reduced to nil. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 28 – Contributed equity.

				Cents per share
Cash dividends per share (including final and special dividends not provided for)	**201**	122	**201**	122

Converting preference shares

The converting preference shares were converted to fully paid ordinary shares on 25 September 2003.

In the prior year, preference dividends on these shares of $5 million were charged to the statement of financial performance as interest expense in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*. The dividends, paid on 16 June 2003 and 25 September 2003, were both fully franked at 30%.

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 6. Dividends paid and distributions paid or provided continued				
Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2004: 30%)	**39**	43	**39**	43

The franked portion of dividends proposed as at 31 March 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Distributions paid or provided

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	**23**	21	**–**	–
Distributions provided	**6**	6	**–**	–
Total distributions paid or provided	**29**	27	**–**	–

The distributions paid/provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Macquarie Income Preferred Securities				
Distributions provided	**28**	–	**–**	–
Total distributions paid or provided	**28**	–	**–**	–

The Macquarie Income Preferred Securities issued during the period represent an outside equity interest of the economic entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in outside equity interest, as disclosed in note 29 – Reserves, retained earnings and outside equity interests.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Convertible debentures				
Distributions provided	**–**	–	**28**	–
Total distributions paid or provided	**–**	–	**28**	–

As disclosed in note 28 – Contributed equity, the Bank issued convertible debentures to a controlled entity as part of the Macquarie Income Preferred Securities issue during the year.

	Consolidated 2005	Consolidated 2004
Note 7. Earnings per share		Cents per share
Basic earnings per share	**374.6**	233.0
Diluted earnings per share	**364.2**	229.3
Reconciliation of earnings used in the calculation of basic earnings per share	**$m**	$m
Profit from ordinary activities after income tax	**881**	524
(Profit) attributable to outside equity interests:		
Macquarie Income Preferred Securities	**(28)**	–
Other equity holders	**(1)**	(3)
Distributions paid or provided on:		
Macquarie Income Securities	**(29)**	(27)
Total earnings used in the calculation of basic earnings per share	**823**	494
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	**823**	494
Interest savings from conversion of Converting Preference Shares	**–**	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**–**	–
Total earnings used in the calculation of diluted earnings per share	**823**	499
		Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**219,698,110**	212,000,285
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**219,698,110**	212,000,285
Potential ordinary shares:		
Weighted average options	**6,306,721**	3,263,375
Weighted average Converting Preference Shares	**–**	2,349,029
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**226,004,831**	217,612,689

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share.

Included in the balance of weighted average options are 1,137,897 (2004: 1,139,469) options that were converted, lapsed or cancelled during the financial year. There are a further 745,400 (2004: 6,408,950) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2005 and consequently, they are not considered to be dilutive.

Converting Preference Shares

These converted to fully paid ordinary shares on 25 September 2003 and were considered to be potential ordinary shares up to the date of conversion and have therefore been included in the calculation of diluted earnings per share.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 8. Securities purchased under resale agreements				
Listed equity securities	**3,653**	2,635	**3,642**	2,301
Commonwealth government securities	**4,824**	4,612	**4,824**	4,612
Foreign OECD government securities	**33**	606	**33**	606
Other government securities	**343**	629	**343**	629
Corporate securities	**74**	116	**74**	115
Total securities purchased under resale agreements	**8,927**	8,598	**8,916**	8,263

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 9. Trading assets				
Trading securities				
Listed equity securities	**3,995**	3,987	**3,496**	3,564
Certificates of deposit	**956**	944	**956**	944
Debt securities	**874**	867	**838**	838
Other government securities	**647**	626	**448**	576
Commonwealth government bonds	**137**	84	**137**	84
Bank bills	**424**	251	**424**	251
Foreign OECD government securities	**32**	22	**32**	22
Other non-OECD government securities	**47**	38	**47**	–
Total trading securities	**7,112**	6,819	**6,378**	6,279
Other trading assets				
Bullion – allocated	**3**	37	**3**	37
Other commodities	**60**	35	**–**	–
Total other trading assets	**63**	72	**3**	37
Total trading assets	**7,175**	6,891	**6,381**	6,316

Trading assets pledged as security

Included in the balance of certificates of deposit and bank bills are assets provided as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The value of assets provided is $311 million (2004: $317 million).

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 10. Other securities				
Listed				
Shares and units in unit trusts at cost	4	182	4	50
Less provision for diminution	(2)	(17)	(2)	(13)
Shares and units in unit trusts at recoverable amount	2	165	2	37
Shares and units in unit trusts at cost requiring no provision for diminution	868	123	188	110
Total listed other securities	870	288	190	147
Unlisted				
Shares and units in unit trusts at cost	6	5	6	5
Less provision for diminution	(2)	(1)	(2)	(1)
Shares and units in unit trusts at recoverable amount	4	4	4	4
Shares and units in unit trusts at cost requiring no provision for diminution	321	225	124	125
Debt investment securities	1,325	1,330	233	50
Total unlisted other securities	1,650	1,559	361	179
Total other securities	**2,520**	1,847	**551**	326

The market value of listed other securities held as at 31 March 2005 was $1,205 million (2004: $389 million), as compared to a book value of $870 million (2004: $288 million).

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Note 11. Loan assets				
Due from other financial institutions				
Loans and advances*	**4,103**	1,810	**3,781**	1,504
Lease receivables	**2**	5	**2**	5
Total due from other financial institutions	**4,105**	1,815	**3,783**	1,509
Due from governments**				
Lease receivables	**397**	529	**274**	411
Loans and advances	**39**	44	**12**	26
Total due from governments	**436**	573	**286**	437
Due from other entities				
Other loans and advances	**10,785**	7,546	**7,707**	5,197
Less specific provisions	**(45)**	(36)	**(39)**	(35)
	10,740	7,510	**7,668**	5,162
Lease receivables	**1,291**	954	**41**	40
Total due from other entities	**12,031**	8,464	**7,709**	5,202
Total gross loan assets	**16,572**	10,852	**11,778**	7,148
Less general provision for credit losses	**(109)**	(75)	**(105)**	(71)
Total loan assets	**16,463**	10,777	**11,673**	7,077

* Included in the balance of loans and advances are assets which are provided as security over financial market liabilities. The value of the assets provided is $402 million (2004: Nil).

** Governments include federal, state and local governments and related enterprises in Australia.

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Specific provisions				
Balance at the beginning of the financial year	**36**	14	**35**	13
Provided for during the financial year	**50**	43	**41**	26
Loan assets written off, previously provided for	**(22)**	(19)	**(22)**	(4)
Recovery of loans previously provided for	**(18)**	(6)	**(14)**	(4)
Transfer from other provisions and other items	**–**	4	**–**	4
Attributable to foreign currency translation	**(1)**	–	**(1)**	–
Total specific provisions	**45**	36	**39**	35
Specific provisions as a percentage of gross loan assets	**0.27%**	0.33%	**0.33%**	0.49%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
General provision				
Balance at the beginning of the financial year	**75**	55	**71**	54
Provided for/(written back) during the financial year	**34**	17	**34**	17
Businesses acquired	**–**	3	**–**	–
Total general provision	**109**	75	**105**	71
General provision as a percentage of risk-weighted assets	**0.55%**	0.55%		

The general provision for credit losses is intended to cover expected losses inherent in the existing overall credit portfolio which are not yet identifiable.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 12. Impaired assets				
Impaired assets include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:				
Non-accrual loans without specific provisions for impairment	1	5	1	4
Non-accrual loans with specific provisions for impairment	86	92	63	87
Less specific provisions	(45)	(36)	(39)	(35)
Total non-accrual loans with specific provisions for impairment	41	56	24	52
Impaired derivative financial instruments with specific provisions for impairment	1	1	1	1
Less specific provisions	(1)	(1)	(1)	(1)
Total impaired derivative financial instruments with specific provisions for impairment	–	–	–	–
Total net impaired assets	42	61	25	56
Revenue forgone on impaired assets				
Interest	1	2	–	1
Total revenue forgone on impaired assets	1	2	–	1
Note 13. Other financial assets				
Debtors and prepayments	1,402	1,251	1,187	935
Amounts due from brokers and clients*	1,870	1,884	336	367
Property purchased for sale and development	144	11	–	–
Operating leases residual value	126	–	–	–
Other	523	385	211	163
Total other financial assets	4,065	3,531	1,734	1,465

* Amounts due from brokers and clients are receivable within three working days of the relevant trade date.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 14. Intangible assets – businesses held for resale				
Goodwill at cost	17	–	–	–
Less accumulated amortisation	–	–	–	–
Total goodwill	17	–	–	–
Identifiable intangibles*	322	–	–	–
Total intangible assets – businesses held for resale	339	–	–	–

* Identifiable intangibles predominantly relate to radio licences.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 15. Life insurance business				
Life insurance investment assets				
Cash assets	79	253	–	–
Debt securities	1,018	992	–	–
Units in unit trusts	828	925	–	–
Equity securities	204	180	–	–
Total life insurance investment assets	2,129	2,350	–	–

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Income from life insurance business				
Premium income, investment revenue and management fees	258	260	–	–
Life insurance claims, reinsurance and changes in policy liabilities	(225)	(225)	–	–
Direct fees	(8)	(6)	–	–
Total income from life insurance business	25	29	–	–

Solvency

Solvency requirements for the life insurance business have been met at all times during the financial year.

As at 31 March 2005, the life insurance business had investment assets in excess of policy holder liabilities of $49 million (2004: $59 million).

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 16. Equity investments				
Listed				
Shares and units in unit trusts at cost	33	11	33	11
Shares and units in unit trusts at cost	43	41	15	13
Less provision for diminution	(22)	(10)	(6)	(2)
Shares and units in unit trusts at recoverable amount	21	31	9	11
Total listed investments	54	42	42	22
Unlisted				
Shares and units in unit trusts at cost	88	67	4	2
Shares and units in unit trusts at cost	33	59	8	10
Less provision for diminution	(23)	(30)	(7)	(7)
Shares and units in unit trusts at recoverable amount	10	29	1	3
Total unlisted investments	98	96	5	5
Total equity investments	152	138	47	27

The market value of these investments is not materially different from their book value.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 17. Joint ventures and associated entities				
Associated entities and incorporated joint ventures				
Investments at cost	**664**	161	**426**	99
Investments at cost	**5**	20	**–**	9
Less provision for diminution	**(5)**	(12)	**–**	(7)
Investments at recoverable amount	**–**	8	**–**	2
Total investments in associated entities and incorporated joint ventures	**664**	169	**426**	101

Reconciliation of movement in the economic entity's investment in associated entities and incorporated joint ventures:

	Consolidated 2005 $m	Consolidated 2004 $m
Balance at the beginning of the financial year	**169**	142
Associates acquired/equity contributed during the financial year	**595**	86
Share of net profits of associates and incorporated joint ventures	**35**	35
Dividends received/receivable from associates during the financial year	**(17)**	(14)
Unrealised foreign exchange (losses) on revaluation of investments in associates and incorporated joint ventures	**(7)**	(11)
Associates disposed of during the financial year	**(90)**	(28)
Investments in associates provided for/written-off during the financial year	**(12)**	(8)
Share of associates' equity buybacks	**(9)**	(9)
Associates which became controlled entities during the financial year	**–**	(24)
Balance at the end of the financial year	**664**	169

Note 17. Joint ventures and associated entities continued

Following is a list of investments in associated entities and incorporated joint ventures held by the economic entity as at the end of the financial year:

Name of entity	Participating interest %	Consolidated 2005 $m	Consolidated 2004 $m
1st to 8th RMAC Landholding Unit Trusts (a) §	50	*	–
A.C.N. 093 752 893 Pty Limited (c)**§	50	*	*
African Infrastructure Investment Managers (Pty) Ltd ("AIIM") (c)	50	*	*
AmInvestment Management Sdn Bhd (Malaysia) (c)***	30	–	1
AmInvestment Services Bhd (Malaysia) (c)***	30	–	1
AMPCI Macquarie Infrastructure Management No. 1 Limited (c)	50	7	–
AMPCI Macquarie Infrastructure Management No. 2 Limited (c)	50	7	–
Austian (Tianjin) Real Estate Development Co. Limited (China) (a) **	50	*	2
Become Media Pty Limited (b) §	41	*	*
Bondi Beach Railway Pty Limited (a) §	50	*	*
Brook Asset Management Limited (c) §§	49	3	–
The Cannery Development Trust (a) §	20	*	*
CH4 Gas Limited (h) §	39	25	–
Concept Blue Finance Pty Limited (a) §	50	*	–
Coriolis Holdings Pty Limited (h)	50	*	*
Diversified CMBS Investments Inc. (c) **	57	*	–
Dun & Bradstreet Consumer Credit Pty Limited (c) §	28	2	3
Edenbrooke Village Pty Limited (a) §	50	*	*
Europe Industrie Beteiligungsholding S.A. (h)	39	13	–
First China Property Group Limited (Hong Kong) (a) §§	50	13	12
First Southern Crown Limited (d) ***	30	–	*
Gen Y Limited (f) §	20	*	*
Goulburn and Border Broadcasters Pty Ltd (b) §	50	8	–
Hakone Turnpike Limited (h)	50	*	1
Helmsman Funds Management Limited (c) ** §	50	3	*
ICA Property Group Pty Limited (c)	45	*	4
Japan Infrastructure Group Co. Limited (h)	50	3	3
Kuraby Developments Pty Ltd (a) §	50	*	*
Leisure Equity Partners Pty Limited (a) §	50	2	2
Macquarie Capital Partners LLC (United States) (a)	50	13	10
Macquarie CCY Feeder Fund (Bermuda) (c)	39	*	*
Macquarie Central Office CR-REIT (Korea) (a)	12	12	20
Macquarie DDR Management LLC (a) §§	50	22	20
Macquarie Direct Property No. 11 – East Coast Portfolio (a) ***	8	–	2
Macquarie FX Feeder Fund (Bermuda) (c)	39	*	*
Macquarie FX Feeder Fund No. 2 (Bermuda) (c)	39	*	*
Macquarie Global Property Advisors Limited (c) §	49	7	–
Macquarie Goodman Group (a) § ****	9	352	–
Macquarie Goodman Management Limited (a) ****	40	–	44
Macquarie Goodman (Hong Kong) Limited (a)	50	*	–
Macquarie Infrastructure Company Trust (h)	9	51	–
Macquarie Offshore Feeder Fund (Bermuda) (c)	39	*	*
Macquarie Offshore Feeder Fund No. 2 (Bermuda) (c)	39	*	*
Macquarie Offshore Feeder Fund No. 3 (Bermuda) (c)	39	*	*
Macquarie ProLogis Management LLC (a) §§	50	3	12
Macquarie Real Estate Equity Fund No. 1 Pty Limited (a) §	23	4	5
Macquarie Real Estate Equity Fund No. 2 Pty Limited (a) §	20	6	2
Macquarie Real Estate Equity Fund No. 3 Pty Limited (a) §	26	1	–
Macquarie Real Estate Equity Fund No. 4 Pty Limited (a) §	28	*	–
Macquarie Securitisation Shanghai Co. Limited (c)***	50	–	*
Macquarie Shinhan Infrastructure Management Co. Limited (Korea) (c) **	80	3	*
Macquarie Syndication (No. 17) Pty Limited (g)	50	*	*

Name of entity	Participating interest %	Consolidated 2005 $m	Consolidated 2004 $m
MAP Marine Limited (c)	50	*	–
MacSea Nominees Pty Limited (a) §	50	*	–
MacSea Nominees No. 2 Pty Limited (a) §	50	*	–
Medallist Developments Pty Limited (a) **	70	*	*
Medallist Development Trust (a) **	70	4	8
Medallist Holdings Inc. (United States) (a) **	80	1	3
Medallist Schofields Trust (a)	50	7	7
Medallist Springfield Unit Trust (a)	50	1	1
Medallist Vintage Trust (a)	50	4	4
Mining Equipment Company Pty Limited (d) §	45	*	*
Moodmessaging Pty Limited (b) §	23	*	*
MP Management LLC (United States) (c)	50	*	*
MPI Private Trustee Limited (Bermuda) (c) §§	50	*	*
Oxton Custodians Pty Limited (c)	49	*	*
Polaris YK (a)	5	4	–
Proximity Development Pty Limited (a) §	33	*	–
Radio Newcastle Pty Limited (b) §	50	29	–
Ringwood Superbrasives Pty Limited (f) §	22	*	1
River Links Development Pty Limited (a) §	41	6	8
RMAC Australia Pty Limited (a) §	50	*	*
RP Data Limited (b)	50	21	–
Securiclear Pty Limited (c) **	50	*	*
SHI Holdings Pty Limited (f)	29	4	3
Shinhan Macquarie Financial Advisory Co Limited (Korea) (c)	49	4	3
Smartsalary Pty Limited (b) §	16	*	*
Tasman Economics Pty Limited (c) §	25	*	*
The Financial Arena Pty Limited (b) (Previously Ozestock Pty Limited)***	20	–	*
Tianjin Macquarie Property Development Management Co. Limited (China) (a)**	50	1	1
United Securities Investment Trust Enterprise (c)*** §§	40	–	7
UPL (Tarneit) Pty Limited (a) **	51	*	–
Vytel Spectrum Pty Limited (b)**	50	*	*

All entities have the same reporting date as that of the investor, unless otherwise stated.

* Value of the investment held by the economic entity is less than $1 million.

** Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

*** The economic entity sold its interest in these associated entities and incorporated joint ventures during the financial year.

**** During the year Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust merged to establish Macquarie Goodman Group.

§ 30 June reporting date

§§ 31 December reporting date

(a) Property development/management

(b) Media, television and internet investments

(c) Financial services, funds management and investment banking services

(d) Mining equipment leasing

(e) Theme park and consulting services

(f) Consumer products

(g) Motor vehicle leasing

(h) Infrastructure

Note 17. Joint ventures and associated entities continued

Unincorporated joint ventures

The economic entity has participating interests in the following unincorporated joint ventures:

Joint venture name	Participating interest %	Interest in assets employed 2005 $m	Interest in assets employed 2004 $m
Arncliffe Development Partnership	**33**	**5**	21
Bathurst Street Joint Venture	**60**	**13**	–
Concept Blue Joint Venture	**50**	**16**	6
Springthorpe Syndicate	**28**	**11**	10
Underdale Joint Venture	**60**	*	–
Total interest in assets employed of unincorporated joint ventures		**45**	37

* Value of investment held by economic entity is less than $1 million.

All unincorporated joint ventures listed above were in the business of property development.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 18. Fixed assets				
Furniture, fittings and leasehold improvements				
Cost	**123**	92	**87**	70
Less accumulated depreciation	**(78)**	(51)	**(61)**	(46)
Total furniture, fittings and leasehold improvements	**45**	41	**26**	24
Computer equipment and software				
Cost	**215**	195	**177**	170
Less accumulated depreciation	**(152)**	(134)	**(136)**	(122)
Total computer equipment and software	**63**	61	**41**	48
Communication equipment				
Cost	**29**	22	**20**	19
Less accumulated depreciation	**(22)**	(18)	**(18)**	(16)
Total communication equipment	**7**	4	**2**	3
Businesses held for resale*				
Cost	**56**	1,864	**–**	–
Less accumulated depreciation	**(3)**	(25)	**–**	–
Total businesses held for resale	**53**	1,839	**–**	–
Total fixed assets	**168**	1,945	**69**	75

* As part of its operation, the Bank, through its controlled entities, acquires controlling interests in businesses for the purpose of resale. Details of these transactions are included in note 45 – Acquisition and disposal of controlled entities.

Reconciliation of the movement in the economic entity's fixed assets at their written-down value:

	Furniture, fittings and leasehold improvements $m	Computer equipment and software $m	Communication equipment $m	Businesses held for resale $m	Total $m
Balance at the beginning of the financial year	41	61	4	1,839	1,945
Fixed assets acquired during the financial year	31	45	7	324	407
Fixed assets disposed of during the financial year	(14)	(18)	–	(2,098)	(2,130)
Depreciation expense for the financial year	(13)	(25)	(4)	(12)	(54)
Balance at the end of the financial year	45	63	7	53	168

Fixed assets pledged as security

Included in the balance of fixed assets relating to businesses held for resale are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The value of assets pledged is $53 million (2004: $201 million).

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 19. Tax assets/(deferred tax liabilities)				
Attributable to timing differences	147	130	96	93
Attributable to tax losses	54	54	–	–
Total tax assets	201	184	96	93
Deferred tax liabilities	(189)	(413)	(90)	–

The deferred tax asset at 31 March 2005 includes $10 million (2004: deferred tax liability $340 million) in relation to businesses purchased for resale.

A potential tax asset of approximately $25 million (2004: $20 million) attributable to tax losses carried forward by a controlled entity has not been brought to account in the economic entity as the Directors do not believe the realisation of the tax assets is virtually certain.

The economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group. Under the terms and conditions of a tax contribution agreement, the Bank, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for tax liabilities or assets it incurs in connection with their activities. As a consequence, the Bank has recognised the deferred tax balances of its wholly-owned subsidiaries as if they were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. The principles of the liability method of tax effect accounting have been adopted whereby the income tax expense for the financial year is calculated by reference to the accounting profit after allowing for permanent differences between accounting profit and taxable income. The tax assets relating to tax losses are not carried forward as an asset unless the benefit is virtually certain of realisation.

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Note 20. Investments in controlled entities				
Investments at deemed cost	–	–	**4,180**	6,234
Investments at deemed cost	–	–	**71**	74
Less provision for diminution	–	–	**(44)**	(44)
Investments at recoverable amount	–	–	**27**	30
Total investments in controlled entities	–	–	**4,207**	6,264

The net asset value of the Bank's investments in controlled entities as at 31 March 2005 is $4.7 billion (2004: $6.6 billion) resulting in an unrecognised revaluation increment of $533 million (2004: $329 million).

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities, the size of the investment made by the Bank or the nature of the activities conducted by the controlled entity, are:

AMT Management Limited
ConnectEast Management Limited (formerly Macquarie Management Company (ISF) Limited)
Macquarie Acceptances Limited
Macquarie Airports Management Ltd
Macquarie Alternative Assets Management Ltd
Macquarie Capital Alliance Management Limited (formerly Macquarie Alliance Capital Management)
Macquarie Communications Infrastructure Management Ltd
Macquarie Countrywide Management Limited
Macquarie Direct Investment A Limited
Macquarie Direct Investment B Limited
Macquarie Direct Property Management Limited
Macquarie Diversified Investments No. 2 Pty Ltd *
Macquarie Equity Capital Markets Limited
Macquarie Finance Limited
Macquarie Financial Products Management Limited
Macquarie Funds Management Holdings Pty Limited *
Macquarie Global Debt Investment No. 1 Pty Limited *
Macquarie Infrastructure Debt Management Limited
Macquarie Infrastructure Investment Management Limited
Macquarie International Finance Limited
Macquarie International Holdings Limited (United Kingdom) (formerly ING International Holdings Limited)
Macquarie Investment Management (UK) Limited (United Kingdom)
Macquarie Investment Management Limited
Macquarie Investment Services Limited
Macquarie Investments Australia Pty Limited* (formerly Macquarie Technology Group Pty Limited)
Macquarie Investments (UK) Ltd (United Kingdom)
Macquarie Leisure Management Limited
Macquarie Office Management Limited
Macquarie Property Advisors Korea Limited (Korea) (formerly Macquarie International Asset Management Co. Limited)
Macquarie Securities (Australia) Limited (formerly Macquarie Equities (Australia) Limited)
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas controlled entities carry on business predominantly in their place of incorporation.
Beneficial interest in all entities is 100%, unless otherwise stated.
All entities have a 31 March reporting date, unless otherwise stated.
* With the exception of the entities so marked, all private companies with affix "Pty Limited" qualify as small companies and as such are not required to prepare an audited financial report.

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Note 21. Due to other financial institutions				
OECD central banks*	**266**	286	**266**	286
Clearing bank	**55**	109	**55**	109
Clearing houses	**5**	4	**4**	4
OECD banks	**1,086**	1,478	**576**	480
Other**	**141**	58	**2**	58
Total due to other financial institutions	**1,553**	1,935	**903**	937

Amounts due to clearing houses are settled on the next business day.

* Includes $200 million (2004: Nil) which is secured by a fixed and floating charge over assets of a controlled entity. These assets principally relate to businesses held for resale.

** Includes $60 million (2004: Nil) which is secured by a fixed and floating charge over assets of a controlled entity. These assets principally relate to businesses held for resale.

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Note 22. Securities sold under repurchase agreements				
Government securities	**1,078**	1,469	**1,078**	1,469
Foreign OECD government securities	**33**	602	**33**	602
Listed equity securities	**795**	518	**706**	518
Corporate securities	**77**	8	**77**	8
Total securities sold under repurchase agreements	**1,983**	2,597	**1,894**	2,597
Note 23. Securities borrowed				
Listed equity securities	**3,228**	2,166	**3,176**	1,593
Commonwealth government securities	**4,214**	3,180	**4,214**	3,180
Other government securities	**169**	282	**169**	282
Corporate securities	**70**	122	**70**	122
Total securities borrowed	**7,681**	5,750	**7,629**	5,177

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 24. Notes payable				
Euro floating rate notes	**3,810**	3,475	**3,560**	3,475
Euro commercial paper	**4,051**	3,421	**4,051**	3,421
Negotiable certificates of deposit	**3,053**	2,299	**3,053**	2,299
US commercial paper	**544**	854	**544**	854
Domestic issued paper	**167**	290	**67**	290
Equity linked notes*	**1,596**	1,542	**1,354**	1,303
Other notes	**645**	727	**641**	678
Total notes payable	**13,866**	12,608	**13,270**	12,320
Reconciliation of notes payable by major currency:				
United States dollars	**3,126**	4,733	**3,126**	4,733
Australian dollars	**4,278**	2,874	**3,682**	2,653
Hong Kong dollars	**889**	1,490	**889**	1,472
Great British pounds	**2,035**	1,366	**2,035**	1,317
Japanese yen	**529**	398	**529**	398
Euro	**2,844**	1,649	**2,844**	1,649
Other currencies	**165**	98	**165**	98
Total notes payable by currency	**13,866**	12,608	**13,270**	12,320

The Bank's primary program for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one day to 30 years.

* Includes issued notes of $521 million (2004: $221 million) which are secured by a fixed and floating charge over assets of a controlled entity. These assets are principally trading equity securities.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 25. Other financial liabilities				
Creditors	**1,319**	1,074	**811**	481
Amounts due to brokers and clients*	**2,331**	1,991	**746**	614
Accrued charges and sundry provisions	**1,612**	1,090	**1,477**	957
Other	**118**	60	**89**	64
Total other financial liabilities	**5,380**	4,215	**3,123**	2,116

* Amounts due to brokers and clients are payable within three working days of the relevant trade date.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 26. Other provisions				
Provision for annual leave	**47**	41	**33**	34
Provision for long service leave	**38**	33	**37**	32
Total other provisions	**85**	74	**70**	66

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m

Note 27. Loan capital

Subordinated debt

Agreements between the Bank and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
1 April 2004	–	65	–	65
1 April 2005	**24**	25	**24**	25
18 February 2013	**225**	225	**225**	225
2 May 2013	**25**	25	**25**	25
20 June 2013	**334**	320	**334**	320
15 September 2014	**300**	300	**300**	300
18 September 2015	**451**	–	**451**	–
Total subordinated debt	**1,359**	960	**1,359**	960

Reconciliation of subordinated debt by major currency:

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Australian dollars	**550**	550	**550**	550
Euro	**334**	320	**334**	320
United States dollars	**451**	65	**451**	65
Japanese yen	**24**	25	**24**	25
Total subordinated debt by currency	**1,359**	960	**1,359**	960

In accordance with Australian Prudential Regulation Authority guidelines, the Bank includes the applicable portion of the principal sum as Tier 2 capital.

	Consolidated and Bank		Consolidated and Bank	
	2005	2004	**2005**	2004
	Number of shares		**$m**	$m
Note 28. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**215,916,285**	204,498,144	**1,382**	1,137
Issue of shares on exercise of options	**6,387,052**	6,453,206	**166**	120
Issue of shares pursuant to the Employee Share Plan at $48.89 (2004: $33.87) per share*	**24,300**	36,192	**1**	1
Issue of shares on 2 July 2004 pursuant to the Dividend Reinvestment Plan at $33.46 per share	**842,601**	–	**28**	–
Issue of shares on 17 December 2004 pursuant to the Dividend Reinvestment Plan at $44.25 per share	**513,354**	–	**23**	–
Issue of shares on 2 July 2003 pursuant to the Dividend Reinvestment Plan at $27.02 per share	**–**	3,908,671	**–**	106
Issue of shares on 19 December 2003 pursuant to the Dividend Reinvestment Plan at $34.04 per share	**–**	1,020,072	**–**	35
Issue of shares pursuant to conversion of the Converting Preference Shares	**–**	4,857,315	**–**	150
On-market buyback of 4,857,315 shares**	**–**	(4,857,315)	**–**	(167)
Closing balance of fully paid ordinary shares	**223,683,592**	215,916,285	**1,600**	1,382

* The value of these shares was expensed as part of the employee profit share pool.

** On 25 September 2003, the Bank exercised its option under the Terms of Issue of the Converting Preference Shares ("CPS") and converted all 1.5 million CPS on issue to fully paid ordinary shares. The CPS were converted to ordinary shares at the rate of 3.24 ordinary shares for 1 CPS, resulting in the issue of 4,857,315 fully paid ordinary shares.

From September to December 2003, the Bank purchased on market and subsequently cancelled all 4,857,315 fully paid ordinary shares that arose from the conversion of the CPS, which represented less than 2.2% of the total number of ordinary shares on issue. The buy-back and cancellation was approved by the Australian Prudential Regulation Authority. The shares were acquired at an average price of $34.42 per share. The total cost of the buy-back was $167 million. No external transaction costs were incurred.

As at 31 March 2005, 28,292,709 (2004: 25,793,394) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 33 – Employee equity participation.

	Consolidated	Consolidated	**Bank**	Bank
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**400**	400
Less: transaction costs for original placement	**(9)**	(9)	**(9)**	(9)
Total Macquarie Income Securities	**391**	391	**391**	391

The Macquarie Income Securities are classified as equity in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*. Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004.

Convertible Debentures				
7,000 convertible debentures of £50,000 each	**–**	–	**894**	–
Less: transaction costs for original placement	**–**	–	**(10)**	–
Total convertible debentures	**–**	–	**884**	–

As part of the issue of the Macquarie Income Preferred Securities (as detailed in note 29 – Reserves, retained earnings and outside equity interests), the London branch of the parent entity issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding L.P., a controlled entity. The convertible debentures, which eliminate on consolidation, currently pay a 6.177% semi-annual cumulative fixed rate distribution. The debentures mature on 15 April 2050, but may be redeemed, at the Bank's discretion, on 15 April 2020 or on any reset date thereafter. If redemption is not elected, then on 15 April 2020 and on each fifth anniversary thereafter, the debenture coupon will be reset to 2.35% above the then prevailing five-year benchmark sterling gilt rate.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 29. Reserves, retained earnings and outside equity interests				
Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial year	–	–	–	–
Amounts transferred (to) foreign currency translation reserve	–	–	(38)	–
Total foreign currency translation reserve	–	–	(38)	–
Investment revaluation reserve				
Balance at the beginning of the financial year	–	–	61	85
Amounts transferred (to) retained earnings*	–	–	(2)	(24)
Total investment revaluation reserve**	–	–	59	61
Total reserves	–	–	21	61

* During the current financial year, certain controlled entities paid dividends out of retained earnings to the Bank of $2 million (2004: $24 million). These retained earnings had been taken into account in determining the value of the Bank's investment in controlled entities when the Bank adopted the deemed cost method at 1 April 2001.

** The unrecognised revaluation increment on investments in controlled entities at 31 March 2005 is $533 million (2004: $329 million).

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Retained earnings				
Balance at the beginning of the financial year	1,040	659	650	378
Prior year dividend reinstatement – change in accounting policy (refer note 6)	–	208	–	208
Profit from ordinary activities after income tax attributable to equity holders	852	521	647	361
Distributions paid or provided on Macquarie Income Securities	(29)	(27)	–	–
Distributions paid or provided on convertible debentures	–	–	(28)	–
Amounts transferred from investment revaluation reserve	–	–	2	24
Dividends paid on ordinary share capital (refer note 6)	(285)	(321)	(285)	(321)
Total retained earnings	1,578	1,040	986	650
Outside equity interests in controlled entities				
Macquarie Income Preferred Securities*				
Proceeds on issue of Macquarie Income Preferred Securities	894	–	–	–
Issue costs	(10)	–	–	–
	884	–	–	–
Retained profits	28	–	–	
Distribution provided on Macquarie Income Preferred Securities	(28)	–	–	–
Foreign currency translation reserve	(38)	–	–	–
	846	–	–	–
Other equity holders in controlled entities				
Ordinary share capital	9	22	–	–
Units in unit trusts	9	–	–	–
Accumulated losses	(1)	(2)	–	–
	17	20	–	–
Total outside equity interests in controlled entities	863	20	–	–

* On 22 September 2004, Macquarie Capital Funding L.P., a member of the economic entity established to facilitate capital raising, issued £350 million of Tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distribution entitlements being included with the outside equity interest share of profit after tax.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 30. Notes to the statements of cash flows				
Reconciliation of cash				
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to related items in the statements of financial position as follows:				
Cash and liquid assets	**859**	647	**363**	208
Due to other financial institutions:				
clearing bank	**(55)**	(109)	**(55)**	(109)
clearing houses	**(5)**	(4)	**(4)**	(4)
Cash at the end of the financial year	**799**	534	**304**	95
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities after income tax	**881**	524	**647**	361
Adjustments to profit from ordinary activities:				
Amounts provided during the year	**77**	53	**69**	28
Depreciation	**54**	89	**32**	59
Dividends received from controlled entities	**–**	–	**2**	24
Share of net profits of associates and joint ventures	**(35)**	(35)	**–**	–
Dividends received from associates	**17**	14	**1**	–
Loss on sale of fixed assets	**1**	1	**1**	1
Write-down of investments in controlled entities to recoverable amount	**–**	–	**–**	2
Changes in assets and liabilities:				
Decrease/(increase) in dividends receivable	**(55)**	6	**(45)**	48
(Increase)/decrease in fees and commissions receivable	**(473)**	(8)	**(40)**	(7)
Increase/(decrease) in fees and commissions payable	**102**	11	**48**	10
Increase/(decrease) in tax liabilities	**57**	18	**78**	(109)
(Increase)/decrease in tax assets	**(15)**	(38)	**(3)**	81
Increase/(decrease) in deferred tax liabilities	**117**	43	**90**	–
(Increase)/decrease in interest receivable	**(53)**	(1)	**(47)**	1
Increase/(decrease) in interest payable	**31**	41	**48**	(3)
Increase in employment provisions	**11**	8	**4**	3
(Decrease)/increase in debtors, prepayments, accrued charges and creditors	**(87)**	14	**(136)**	46
(Increase)/decrease in trading securities and other financial instruments	**1,803**	(2,702)	**1,805**	(3,030)
(Increase)/decrease in life insurance receivables	**(150)**	(272)	**–**	–
Net cash flows from operating activities	**2,283**	(2,234)	**2,554**	(2,485)

	Consolidated 2005 $m	Consolidated 2004 $m	**Bank 2005 $m**	Bank 2004 $m
Financing arrangements				
Total unused	**1,365**	443*	**–**	–
Total overdraft facilities	**1,365**	443	**–**	–

Macquarie International Finance Limited, a controlled entity of the Bank incorporated in Australia, has credit facilities of $1.1 billion (2004: Nil). As at 31 March 2005, the entity had drawn down $107 million (2004: Nil) of the amount available.

Macquarie Equities (Asia) Limited, a controlled entity of the Bank incorporated in Hong Kong, has a HKD 200 million overdraft facility (2004: HKD 200 million). The facility may be drawn down at any time and is subject to annual review on 31 December of each year. As at 31 March 2005, the facility is undrawn (2004: undrawn).

Capital Meters Limited, a controlled entity of the Bank incorporated in the United Kingdom, has a credit facility of £130 million (2004: £130 million). As at 31 March 2005 the entity had drawn down £12 million (2004: £5 million) of the amount available.

The economic entity has not obtained any additional standby facilities.

* The prior year amount includes an undrawn facility of £45 million available to Macquarie Water (UK) Limited. This entity is no longer a controlled entity of the Bank.

Note 31. Related party information

Ultimate parent

The ultimate Australian parent entity of the Group is Macquarie Bank Limited.

Controlled entities

Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans, acceptance of funds on deposit and provision of management and administration services. All transactions with controlled entities are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial report. Amounts due from and due to controlled entities, at balance date, are shown in the statements of financial position of the Bank.

Balances arising from lending and borrowing activities between the Bank and controlled entities are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised. Interest received or receivable from and paid or payable to controlled entities and dividends received and receivable by the Bank from controlled entities are disclosed in note 2 – Profit from ordinary activities.

The Bank has entered into a tax contribution agreement with its eligible Australian controlled subsidiaries. The terms and conditions of this agreement are set out in note 1 – Significant accounting policies. The amount receivable by the Bank under the tax contribution agreement with the tax consolidated entities is $139 million (2004: $146 million). This balance is included in "Due from controlled entities" in the statement of financial position.

Details of controlled entities are disclosed in note 20.

Note 32. Director and executive disclosures

Directors

The following persons were directors of the Bank throughout the financial year ended 31 March 2005:

Executive directors

D.S. Clarke, AO Executive Chairman
A.E. Moss, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman
L.G. Cox, AO

Independent non-executive directors*

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin
H.K. McCann
J.R. Niland, AC
H.M. Nugent, AO

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2005 Annual Review). Those directors listed as independent directors have been independent throughout the financial year ended 31 March 2005.

Specified executives

The following persons were the executives other than directors with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") throughout the financial year ended 31 March 2005:

Name	Position
A.J. Downe	Group Head, Treasury and Commodities Group
N. Moore	Group Head, Investment Banking Group
W.J. Moss	Group Head, Banking and Property Group
W.R. Sheppard	Deputy Managing Director
O. Weiss	Group Head, Equity Markets Group

Remuneration of directors and specified executives

For the year ended 31 March 2005

	Primary		Post employment	Other		Equity	
Name and position	Salary and fees (including superannuation) $	Performance related remuneration[a] $	Restricted profit share[b] $	Other benefits[c] $	Total remuneration expense $	Options amortising during the period $	Total remuneration $
Executive directors							
D.S. Clarke	329,662	6,137,412	2,590,393	–	9,057,467	237,778	9,295,245
L.G. Cox	388,669	398,255	170,681	–	957,605	9,559	967,164
M.R.G. Johnson	226,054	1,211,036	480,362	–	1,917,452	112,209	2,029,661
A.E. Moss	659,323	12,255,971	5,180,786	–	18,096,080	457,486	18,553,566
Non-executive directors							
J.G. Allpass	204,375	28,000	–	55,906	288,281	–	288,281
P.M. Kirby	152,875	28,000	–	–	180,875	–	180,875
C.B. Livingstone	165,750	28,000	–	–	193,750	–	193,750
B.R. Martin	170,225	28,000	–	25,938	224,163	–	224,163
H.K. McCann	191,500	28,000	–	–	219,500	–	219,500
J.R. Niland	152,875	28,000	–	–	180,875	–	180,875
H.M. Nugent	170,225	28,000	–	–	198,225	–	198,225
Total remuneration directors	2,811,533	20,198,674	8,422,222	81,844	31,514,273	817,032	32,331,305
Specified executives							
A.J. Downe	470,945	6,613,937	2,825,657	–	9,910,539	436,693	10,347,232
N. Moore	508,621	11,945,954	5,086,183	–	17,540,758	679,339	18,220,097
W.J. Moss	470,945	9,967,471	4,238,485	–	14,676,901	467,357	15,144,258
W.R. Sheppard	508,621	3,532,728	1,469,342	–	5,510,691	311,725	5,822,416
O. Weiss	470,945	7,505,372	3,178,864	–	11,155,181	353,435	11,508,616
Total remuneration specified executives	2,430,077	39,565,462	16,798,531	–	58,794,070	2,248,549	61,042,619

[a] For the non-executive directors, the only performance related remuneration is the one-sixth of the base annual fees which may not be paid if the relevant benchmark is not achieved.

[b] Refer to executive directors' and specified executives' remuneration note on page 55 for terms and conditions.

[c] Other benefits for non-executive directors include due diligence committee fees paid to Mr Allpass of $17,000, and where applicable, fees paid for compliance committee duties for certain of the Bank's subsidiaries that are single responsible entities for Macquarie-branded trusts.

Note 32. Director and executive disclosures continued

For the year ended March 31, 2004

	Primary		Post employment	Other		Equity	
Name and position	Salary and Fees (including superannuation) $	Performance related remuneration[a] $	Restricted profit share[b] $	Other Benefits[c] $	Total remuneration expense $	Options amortising during the period[d] $	Total remuneration $
Executive directors							
D.S. Clarke	329,575	4,045,319	1,696,204	–	6,071,098	282,833	6,353,931
L.G. Cox	154,460	397,829	170,498	250,881	973,668	–	973,668
M.R.G. Johnson	229,314	1,073,719	423,857	–	1,726,890	137,282	1,864,172
A.E. Moss	665,336	8,072,930	3,392,409	–	12,130,675	531,996	12,662,671
Non-executive directors							
J.G. Allpass	188,750	25,250	–	50,188	264,188	–	264,188
P.M. Kirby	110,405	20,508	–	–	130,913	–	130,913
C.B. Livingstone	58,649	9,885	–	–	68,534	–	68,534
B.R. Martin	159,817	25,250	–	28,125	213,192	–	213,192
H.K. McCann	176,250	25,250	–	–	201,500	–	201,500
J.R. Niland	134,584	25,250	–	–	159,834	–	159,834
H.M. Nugent	155,650	25,250	–	–	180,900	–	180,900
Total remuneration directors	2,362,790	13,746,440	5,682,968	329,194	22,121,392	952,111	23,073,503
Specified executives							
A.J. Downe	470,821	4,305,141	1,836,712	–	6,612,674	436,219	7,048,893
N. Moore	508,487	7,110,465	3,023,510	–	10,642,462	717,958	11,360,420
W.J. Moss	470,821	2,974,026	1,243,312	–	4,688,159	543,113	5,231,272
W.R. Sheppard	508,487	2,405,601	988,999	–	3,903,087	328,611	4,231,698
O. Weiss	470,821	6,577,105	2,783,325	–	9,831,251	301,263	10,132,514
Total remuneration specified executives	2,429,437	23,372,338	9,875,858	–	35,677,633	2,327,164	38,004,797

[a] For the non-executive directors, the only performance related remuneration is the one-sixth of the base annual fees which may not be paid if the relevant benchmark is not achieved.

[b] Refer to executive directors' and specified executives' remuneration note on page 55 for terms and conditions.

[c] Other benefits include consulting fees paid to Mr Cox of $250,881, due diligence committee fees paid to Mr Allpass of $8,000, and where applicable, fees paid for compliance committee duties for certain of the Bank's subsidiaries that are single responsible entities for Macquarie-branded trusts.

[d] Option related remuneration for the year ended 31 March 2004 has been restated in accordance with the Bank's early adoption of AASB 1046A, as detailed in note 1(i) – Preparation of financial report.

Non-executive directors' remuneration

The Bank's non-executive directors are remunerated for their services from the maximum aggregate amount approved by shareholders for that purpose. The Board's policy is to remunerate non-executive directors at market rates for comparable companies for the time commitment and responsibilities involved.

There are no termination payments to non-executive directors on their retirement from office other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

The base fee and committee fees are paid quarterly except for one-sixth of the base fee which is deferred until after year-end. The annual base fee for independent directors is reduced by one-sixth if the Bank's average annual return on ordinary equity for the previous three financial years is not above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Further details relating to the remuneration of non-executive directors is included in the Remuneration Approach section of the Directors' Report.

Executive directors' and specified executives' remuneration

Fixed remuneration
Fixed remuneration is determined by reference to market conditions relevant to each position.

At risk remuneration: profit share
The executive directors and the specified executives disclosed in this note, together with senior staff of the Bank, participate in a profit sharing pool, the size of which is determined annually by reference to the Bank's after-tax profits and its earnings over and above the estimated cost of capital. The effect of this is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance. For the executive directors and the specified executives, this means that a large part of their remuneration each year is 'at risk' and performance based, providing significant alignment of their interests with those of shareholders. The whole of the profit sharing provision for each financial year is charged against earnings in that year.

Retention
Profit share deferral and restriction arrangements on part of the annual profit share exist to encourage a long-term perspective and commitment from employees. It also encourages alignment with the longer term interest of shareholders. To achieve this a Directors' Profit Share ("DPS") Scheme exists for staff at "Executive Director" level ("ED"). The Bank has 178 staff at ED level (including all the executive directors and specified executives disclosed in this note). It is a fundamental condition of the DPS Scheme that 15% (being the deemed after tax equivalent of 30%) of the annual DPS allocations are held subject to restrictions whilst the ED remains employed as an ED of the Bank. These restricted amounts begin to vest after five years of service as an ED and fully vest after ten years of service as an ED, subject to any disqualifying events.

An ED will only receive the vested restricted amounts six months after departure as an ED, if certain disqualifying events have not occurred. A disqualifying event will arise if an ED leaves the Bank under circumstances of dishonesty or that may otherwise cause significant damage to the Bank. Examples of these actions include: misappropriation of funds, deliberate concealment of a transaction or taking a team of the Bank's staff to a competitor (or being instrumental in or causing a team to go to a competitor).

To further align the interests of EDs with shareholders, EDs are required to compulsorily invest the equivalent of one-third of restricted annual DPS allocations (and up to two-thirds on an optional basis) in the Bank's shares.

The proportion of after-tax profit and proportion of earnings in excess of the Bank's cost of capital in the profit share formula is reviewed periodically. Where appropriate, changes are recommended by the Board Remuneration Committee to the full Board.

Following shareholder approval at the Bank's 1999 Annual General Meeting, EDs are able to request that part of their profit sharing bonus be allocated for the on-market acquisition of shares in the Bank under the Macquarie Bank Staff Share Acquisition Plan.

At risk remuneration: option plan
Five-year options over fully paid unissued ordinary shares in the Bank are issued under the Plan for no consideration and are granted at prevailing market prices. Options vest as to one-third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options.

For vested options granted to executive directors, specified executives and other EDs of the Bank, from November 2004 onwards, options are only exercisable if the Bank's three-year average annual return on ordinary equity ("ROE") is above the 65th (executive directors and members of the Bank's executive committee, which includes the specified executives) and 50th (other EDs) percentiles of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Note 32. Director and executive disclosures continued

Option holdings of directors and specified executives

The following table sets out details of options held during the year for the directors and specified executives (including personally-related entities). The options are over fully paid unissued ordinary shares of the Bank. Further details in relation to the Option Plan are disclosed in note 33.

Name and position	Number of options held at 1 April 2004	Options granted in the current financial year	Options exercised during the current financial year	Other changes[a]	Number of options held at 31 March 2005	Number of options vested in the current financial year	Number of options vested at 31 March 2005
Executive directors							
D.S. Clarke	166,400	82,800	(93,133)	–	156,067	55,467	–
L .G. Cox	4,200	8,400	–	–	12,600	–	4,200
M.R.G. Johnson	88,200	20,900	–	–	109,100	29,400	29,400
A.E. Moss	357,800	165,600	–	(25,000)	498,400	110,934	186,266
Non-executive directors							
J.G. Allpass	4,200	–	–	–	4,200	–	4,200
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin	4,200	–	–	–	4,200	–	4,200
H.K. McCann	4,200	–	–	–	4,200	–	4,200
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	3,783	–	–	–	3,783	–	3,783
Total	**632,983**	**277,700**	**(93,133)**	**(25,000)**	**792,550**	**195,801**	**236,249**
Specified executives							
A.J. Downe	250,336	85,000	–	(38,669)	296,667	64,000	50,666
N. Moore	548,334	145,000	(221,000)	–	472,334	121,666	81,332
W.J. Moss	320,500	55,000	(15,000)	(40,000)	320,500	79,499	81,165
W.R. Sheppard	190,500	50,000	–	(34,500)	206,000	52,334	36,000
O. Weiss	153,918	130,000	(10,918)	–	273,000	46,918	68,000
Total	**1,463,588**	**465,000**	**(246,918)**	**(113,169)**	**1,568,501**	**364,417**	**317,163**

[a] Vested options sold under facility provided by an external party.

Details of options granted and their fair value at grant date are as follows:

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date $	Date first option tranche can be exercised	Expiry date
Executive directors						
D.S. Clarke	9 August 2004	82,800	32.75	4.71	1 July 2006	9 August 2009
L.G. Cox	9 August 2004	8,400	32.75	4.71	1 July 2006	9 August 2009
M.R.G. Johnson	8 October 2004	20,900	36.99	5.71	1 July 2006	8 October 2009
A.E. Moss	23 August 2004	165,600	32.26	4.99	1 July 2006	23 August 2009
Specified executives						
A.J. Downe	9 August 2004	85,000	32.75	4.71	1 July 2006	9 August 2009
N. Moore	23 August 2004	145,000	32.26	4.99	1 July 2006	23 August 2009
W.J. Moss	9 August 2004	55,000	32.75	4.71	1 July 2006	9 August 2009
W.R. Sheppard	9 August 2004	50,000	32.75	4.71	1 July 2006	9 August 2009
O. Weiss	22 July 2004	130,000	33.11	4.98	1 July 2006	22 July 2009

These options are subject to the same conditions applicable to all options as detailed in note 33 – Employee equity participation.

Option holdings of directors and specified executives continued

The Bank has adopted the fair value measurement provisions of AASB 1046: *Director and Executive Disclosures by Disclosing Entities*, for all options granted to directors and specified executives, which have not vested as at 1 April 2003. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period.

The Bank has elected to adopt AASB 1046A: *Amendments to Accounting Standard AASB 1046*. The impact of AASB 1046A for the Bank is that the performance hurdles attached to the options issued to the directors and specified executives are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. Given this change in measurement, prior year comparatives have been restated. For the purpose of calculating the options-related remuneration, the Bank has assumed that all options will vest. The 31 March 2004 options related remuneration for directors and specified executives has been restated and increased from $2,012,717 to $3,279,275.

Options granted in the current financial year were issued subject to the exercise conditions referred to in note 33 – Employee equity participation, and are only exercisable in three equal tranches on or after 1 July 2006, 1 July 2007 and 1 July 2008. Allocations of these options were in respect of performance for the Bank's 2004 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year – risk free interest rate: 5.96%, expected life of options: four years, volatility of share price: 18% and dividend yield: 3.6% p.a.

Currently, these fair values are not recognised as expenses in the financial statements. Refer to note 1(iii) for the financial impact of expensing all options as a result of the adoption of AIFRS. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The exercise price of the options granted to specified directors and specified executives in the current financial year was based on the weighted average market price of the Bank's shares during the calendar month of June 2004.

There were no options issued to non-executive directors during the financial year.

Details of the ordinary shares issued as a result of the exercise of options by directors and specified executives during the year are as follows:

Name and position	Number of options exercised during the current financial year	Number of shares issued on exercise of options	Exercise price paid per share $
Executive director			
D.S. Clarke	25,000	25,000	23.94
	42,000	42,000	34.71
	26,133	26,133	30.51
Specified executives			
N. Moore	85,000	85,000	23.94
	52,666	52,666	30.51
	83,334	83,334	18.51
W.J. Moss	15,000	15,000	23.94
O. Weiss	10,918	10,918	23.94

Note 32. Director and executive disclosures continued

Shareholding of directors and specified executives

The following table sets out details of fully paid ordinary shares held during the year for the directors and specified executives (including personally-related entities).

Name and position	Number of shares held at 1 April 2004	Shares received from prior year remuneration*	Shares issued on exercise of options	Other changes**	Number of shares held at 31 March 2005
Executive directors					
D.S. Clarke	840,229	34,121	93,133	14	967,497
L.G. Cox	378,090	–	–	–	378,090
M.R.G. Johnson	746,584	–	–	(252,781)	493,803
A.E. Moss	336,228	68,208	–	–	404,436
Non-executive directors					
J.G. Allpass	10,281	814	–	2,500	13,595
P.M. Kirby	1,811	3,549	–	–	5,360
C.B. Livingstone	5,902	692	–	39	6,633
B.R. Martin	7,018	1,340	–	–	8,358
H.K. McCann	5,877	814	–	–	6,691
J.R. Niland	1,435	1,206	–	1,000	3,641
H.M. Nugent	13,553	1,077	–	–	14,630
Total	**2,347,008**	**111,821**	**93,133**	**(249,228)**	**2,302,734**
Specified executives					
A.J. Downe	66,287	–	–	–	66,287
N. Moore	377,491	–	221,000	28,761	627,252
W.J. Moss	253,871	–	15,000	–	268,871
W.R. Sheppard	335,661	–	–	(76,390)	259,271
O. Weiss	122,794	–	10,918	(89,082)	44,630
Total	**1,156,104**	**–**	**246,918**	**(136,711)**	**1,266,311**

* Represents shares purchased via the various Macquarie Bank share plans out of remuneration received in prior years.

** Includes on market acquisitions and disposals.

Other equity instruments of directors and specified executives

The following table sets out details of other equity instruments held during the year for the directors and specified executives.

Name and position	Number of securities held at 1 April 2004	Other changes	Number of securities held at 31 March 2005
Non-executive director			
J.G. Allpass	4,000*	(4,000)	–
Total	**4,000**	**(4,000)**	**–**

* Macquarie Bank Limited warrants.

Note 32. Director and executive disclosures continued

Loans to directors and specified executives

Details of loans provided by the Bank to directors and specified executives are disclosed in the following tables:

	Balance at 1 April 2004 $'000	Interest charged $'000[(a)]	Write-off $'000	Balance at 31 March 2005 $'000	Number in group 31 March 2005
Executive directors	37,308	2,760	–	29,161	3
Non-executive directors	–	–	–	–	–
Specified executives	9,575	693	–	6,775	4
Total	**46,883**	**3,453**	**–**	**35,936**	**7**

Individuals with loans above $100,000 at any time during the financial year:

	Balance at 1 April 2004 $'000	Interest charged $'000[(a)]	Write-off $'000	Balance at 31 March 2005 $'000	Highest in period $'000
Executive directors					
D.S. Clarke	25,943	2,286	–	25,655	29,247
L.G. Cox	–	30	–	636	636
M.R.G. Johnson	11,365	444	–	2,870	16,743
Specified executives					
A.J. Downe	1,600	72	–	500	1,600
W.J. Moss	5,266	516	–	5,675	7,167
W.R. Sheppard	2,709	68	–	100	2,709
O. Weiss	–	37	–	500	500

[(a)] All loans provided by the Bank to directors and specified executives are made in the ordinary course of business on an arms-length basis and are entered into under normal terms and conditions consistent with other customers and employees.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties. Relief from disclosure of these transactions (with the exception of transactions with directors and specified executives and entities controlled or significantly influenced by them) is granted to Australian banks and their controlled entities by the Australian Securities and Investments Commission ("ASIC") in Class Order No. 98/110 (as amended by ASIC Class Order No. 04/665).

The Class Order requires that the Bank lodge a statutory declaration, signed by two directors, stating that the Bank has systems of internal controls and procedures which provide assurance that any loans or other financial instrument transactions which are not entered into on normal terms and conditions are drawn to the attention of the directors so that they may be disclosed in the financial report. The Bank will lodge the statutory declaration with ASIC with this financial report.

Other transactions and balances of directors and specified executives

The following directors and specified executives have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreement are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the Bank in respect of these transactions are the annual contributions from the relevant directors and executives which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2005 $'000	Consolidated 2004 $'000
Total annual contributions from directors and specified executives in respect of Infrastructure Bonds and similar products	**13,200**	8,237

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following directors and specified executives:

Executive directors
D.S. Clarke, L.G. Cox, M.R.G. Johnson

Non-executive directors
P.M. Kirby, H.K. McCann

Specified executives
A.J. Downe, N. Moore, W.J. Moss, W.R. Sheppard, O. Weiss

The following directors and specified executives (including personally-related entities) have entered a zero cost collar transaction with the Bank in respect of fully paid ordinary Bank shares. This has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movement above a nominated level.

Name and position	Description	Number of shares 2005	Number of shares 2004
Executive directors			
D.S. Clarke*	Maturing June 2008	**358,354**	206,250
	Maturing June 2009	**68,133**	–
	Maturing August 2009	**25,000**	–
L.G.Cox	Maturing August 2005	**112,478**	112,478
M.R.G. Johnson	Matured August 2004	**–**	100,000
	Maturing August 2005	**100,000**	100,000
Specified executive			
A.J. Downe	Matured August 2004	**–**	46,667
	Maturing August 2005	**31,695**	–

* *Mr Clarke also entered into a cash settled put option against 216,439 fully paid ordinary Bank shares. In addition, Mr Clarke has an* indirect interest in cash-settled put options that are exercisable against 211,856 fully paid ordinary Bank shares.

Note 33. Employee equity participation

Option plan

In November 1995, the Bank introduced an Employee Option Plan (the "Plan"), as a replacement for the Bank's now closed partly paid share scheme. Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. At 31 March 2005 there were 1,536 (2004: 1,290) participants in the Plan.

Options, currently for five years, over fully paid unissued ordinary shares in the Bank are granted to Bond Street Custodians Limited as nominee for the individual or the individual's controlled company or an entity approved under the Plan to hold options on trust for an individual.

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the Plan:

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
8 June 2004	$14.52	5,668	0	(5,668)	0	**0**
13 August 2004	$18.51	1,582,679	0	(1,582,679)	0	**0**
19 August 2004	$19.00	3,000	0	(3,000)	0	**0**
25 August 2004	$19.09	10,000	0	(10,000)	0	**0**
31 August 2004	$18.51	86,338	0	(86,338)	0	**0**
6 September 2004	$18.14	5,000	0	(5,000)	0	**0**
24 September 2004	$18.51	10,000	0	(10,000)	0	**0**
27 September 2004	$18.51	34,168	0	(34,168)	0	**0**
11 October 2004	$18.51	5,000	0	(5,000)	0	**0**
9 November 2004	$18.86	5,000	0	(5,000)	0	**0**
25 November 2004	$18.51	14,168	0	(14,168)	0	**0**
29 November 2004	$20.29	22,500	0	(22,500)	0	**0**
7 December 2004	$20.01	1,668	0	(1,668)	0	**0**
9 December 2004	$20.18	5,000	0	(5,000)	0	**0**
10 December 2004	$19.52	5,000	0	(5,000)	0	**0**
24 January 2005	$19.97	12,500	0	(12,500)	0	**0**
22 March 2005	$24.14	1,668	0	(1,668)	0	**0**
24 March 2005	$24.56	5,000	0	(5,000)	0	**0**
27 March 2005	$24.44	2,500	0	(2,500)	0	**0**
28 March 2005	$23.76	32,500	0	(32,500)	0	**0**
21 July 2005	$23.94	2,487,892	0	(1,761,058)	0	**726,834**
2 August 2005	$23.94	50,000	0	0	0	**50,000**
3 August 2005	$18.51	1,668	0	(1,668)	0	**0**
5 August 2005	$24.29	5,000	0	(5,000)	0	**0**
7 August 2005	$24.69	10,000	0	(10,000)	0	**0**
8 August 2005	$23.94	12,083	0	0	0	**12,083**
11 August 2005	$23.94	65,657	0	(47,557)	0	**18,100**
13 August 2005	$23.06	1,668	0	(1,668)	0	**0**
14 August 2005	$24.16	8,500	0	(8,500)	0	**0**
15 August 2005	$24.24	1,700	0	(1,700)	0	**0**
17 August 2005	$23.63	5,000	0	(5,000)	0	**0**
18 August 2005	$23.76	5,000	0	0	0	**5,000**
19 August 2005	$24.43	12,500	0	(12,500)	0	**0**
20 August 2005	$24.04	5,000	0	(5,000)	0	**0**
24 August 2005	$24.56	5,836	0	(5,836)	0	**0**
25 August 2005	$25.37	1,700	0	(1,700)	0	**0**
26 August 2005	$25.65	1,668	0	(1,668)	0	**0**
30 August 2005	$23.94	102,340	0	(44,215)	0	**58,125**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
28 September 2005	$25.59	5,000	0	(5,000)	0	**0**
29 September 2005	$25.85	1,668	0	(1,668)	0	**0**
13 October 2005	$24.36	4,168	0	(4,168)	0	**0**
14 October 2005	$25.59	10,000	0	0	0	**10,000**
15 October 2005	$26.12	12,500	0	0	0	**12,500**
11 December 2005	$27.56	1,668	0	(1,668)	0	**0**
12 December 2005	$26.57	5,834	0	(5,834)	0	**0**
22 December 2005	$24.24	1,668	0	(1,668)	0	**0**
27 December 2005	$26.45	5,000	0	(5,000)	0	**0**
28 December 2005	$27.63	5,000	0	(5,000)	0	**0**
29 December 2005	$26.32	12,500	0	(12,500)	0	**0**
3 January 2006	$27.86	5,000	0	0	0	**5,000**
5 January 2006	$27.71	5,000	0	(5,000)	0	**0**
8 January 2006	$26.95	3,334	0	(1,666)	(1,668)	**0**
12 January 2006	$27.93	5,000	0	(3,332)	0	**1,668**
16 January 2006	$27.46	12,500	0	0	0	**12,500**
17 January 2006	$27.71	1,668	0	(1,668)	0	**0**
18 January 2006	$27.71	12,500	0	0	0	**12,500**
19 January 2006	$28.29	12,500	0	(12,500)	0	**0**
30 January 2006	$27.83	5,000	0	0	0	**5,000**
1 February 2006	$27.98	100,000	0	(66,666)	0	**33,334**
2 February 2006	$27.71	6,668	0	(6,668)	0	**0**
26 February 2006	$18.51	12,500	0	0	0	**12,500**
27 February 2006	$28.39	5,000	0	(3,332)	0	**1,668**
20 March 2006	$28.19	5,000	0	0	0	**5,000**
2 April 2006	$28.00	5,000	0	(5,000)	0	**0**
17 April 2006	$27.04	12,500	0	(8,332)	0	**4,168**
19 April 2006	$28.55	5,000	0	(3,332)	0	**1,668**
20 April 2006	$28.05	12,500	0	(12,259)	(241)	**0**
23 April 2006	$28.50	3,334	0	(1,666)	(1,668)	**0**
24 April 2006	$26.85	5,000	0	0	0	**5,000**
28 May 2006	$27.60	5,000	0	0	0	**5,000**
29 May 2006	$27.77	5,000	0	0	0	**5,000**
6 June 2006	$27.53	5,000	0	0	0	**5,000**
15 June 2006	$27.58	3,334	0	(1,666)	0	**1,668**
24 July 2006	$28.19	5,000	0	(3,332)	0	**1,668**
27 July 2006	$29.72	5,000	0	(3,332)	0	**1,668**
31 July 2006	$28.15	5,000	0	(3,332)	0	**1,668**
1 August 2006	$28.46	3,334	0	(1,666)	0	**1,668**
2 August 2006	$34.71	4,225,726	0	(1,072,763)	(160,832)	**2,992,131**
3 August 2006	$30.25	5,000	0	(3,332)	0	**1,668**
7 August 2006	$28.21	5,000	0	0	0	**5,000**
9 August 2006	$29.50	10,000	0	(3,332)	0	**6,668**
13 August 2006	$29.35	3,334	0	0	0	**3,334**
27 August 2006	$35.99	1,666	0	0	(1,666)	**0**
28 August 2006	$34.71	5,000	0	0	0	**5,000**
29 August 2006	$35.41	5,000	0	(3,332)	0	**1,668**
31 August 2006	$34.71	694,564	0	(169,050)	(6,664)	**518,850**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
Note 33. Employee equity participation continued						
Option plan continued						
3 September 2006	$34.82	5,000	0	(2,000)	0	**3,000**
4 September 2006	$27.60	5,000	0	0	0	**5,000**
5 September 2006	$31.48	16,666	0	0	(4,166)	**12,500**
20 September 2006	$28.19	20,000	0	0	0	**20,000**
21 September 2006	$32.20	12,500	0	(8,332)	0	**4,168**
24 September 2006	$36.66	12,500	0	(8,332)	0	**4,168**
25 September 2006	$36.48	12,500	0	0	(4,168)	**8,332**
26 September 2006	$35.95	12,500	0	0	0	**12,500**
27 September 2006	$33.01	10,000	0	(6,666)	0	**3,334**
28 September 2006	$34.71	234,199	0	(31,450)	(10,881)	**191,868**
1 October 2006	$35.93	5,000	0	0	0	**5,000**
8 October 2006	$29.72	5,000	0	(3,332)	0	**1,668**
9 October 2006	$37.52	5,000	0	(3,332)	0	**1,668**
12 October 2006	$36.68	5,000	0	(1,666)	0	**3,334**
15 October 2006	$28.39	5,000	0	0	0	**5,000**
29 October 2006	$37.75	12,500	0	0	0	**12,500**
30 October 2006	$37.05	12,500	0	(8,332)	0	**4,168**
31 October 2006	$37.26	5,000	0	(3,332)	0	**1,668**
7 November 2006	$37.94	5,000	0	(3,332)	0	**1,668**
13 November 2006	$36.85	5,000	0	0	0	**5,000**
14 November 2006	$36.86	5,000	0	0	0	**5,000**
16 November 2006	$35.71	5,000	0	0	0	**5,000**
22 November 2006	$37.58	32,500	0	0	0	**32,500**
26 November 2006	$36.84	12,500	0	(8,332)	0	**4,168**
3 December 2006	$36.05	5,000	0	0	0	**5,000**
5 December 2006	$35.71	5,000	0	(3,332)	0	**1,668**
10 December 2006	$36.36	12,500	0	(8,332)	0	**4,168**
20 December 2006	$37.55	5,000	0	0	0	**5,000**
25 January 2007	$37.67	12,500	0	0	0	**12,500**
4 February 2007	$37.47	5,000	0	0	0	**5,000**
12 March 2007	$36.08	5,000	0	0	0	**5,000**
13 March 2007	$36.54	17,500	0	(1,666)	0	**15,834**
14 March 2007	$36.34	10,000	0	(3,332)	0	**6,668**
15 March 2007	$35.24	5,000	0	0	0	**5,000**
19 March 2007	$36.85	5,000	0	0	0	**5,000**
20 March 2007	$35.15	5,000	0	(1,666)	(3,334)	**0**
22 March 2007	$36.85	5,000	0	(1,666)	0	**3,334**
25 March 2007	$36.67	5,000	0	0	0	**5,000**
26 March 2007	$36.68	5,000	0	0	0	**5,000**
27 March 2007	$36.55	32,500	0	0	0	**32,500**
1 April 2007	$36.34	12,500	0	(4,166)	(8,334)	**0**
3 April 2007	$34.82	12,500	0	0	0	**12,500**
4 April 2007	$35.99	12,500	0	0	0	**12,500**
5 April 2007	$35.22	5,000	0	0	0	**5,000**
8 April 2007	$35.59	5,000	0	0	0	**5,000**
9 April 2007	$37.35	5,000	0	0	0	**5,000**
10 April 2007	$36.67	5,000	0	0	0	**5,000**
18 April 2007	$36.95	5,000	0	0	0	**5,000**
23 May 2007	$33.16	5,000	0	0	0	**5,000**
24 May 2007	$35.31	5,000	0	0	0	**5,000**
28 May 2007	$32.76	5,000	0	0	0	**5,000**
29 May 2007	$33.12	5,000	0	(1,666)	0	**3,334**
4 July 2007	$33.54	45,000	0	0	0	**45,000**
5 July 2007	$33.45	5,000	0	(1,666)	0	**3,334**
8 July 2007	$33.05	12,500	0	0	0	**12,500**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
10 July 2007	$36.00	5,000	0	0	0	**5,000**
12 July 2007	$33.20	12,500	0	0	0	**12,500**
19 July 2007	$33.19	5,000	0	0	0	**5,000**
22 July 2007	$33.06	12,500	0	0	(12,500)	**0**
23 July 2007	$32.47	5,000	0	0	0	**5,000**
1 August 2007	$30.51	5,144,875	0	(763,063)	(219,586)	**4,162,226**
1 August 2007	$30.51	2,900	0	0	0	**2,900**
23 August 2007	$33.45	5,000	0	(1,666)	0	**3,334**
26 August 2007	$31.54	17,500	0	(4,166)	(8,334)	**5,000**
27 August 2007	$32.77	5,000	0	0	0	**5,000**
28 August 2007	$33.06	5,000	0	(1,200)	0	**3,800**
29 August 2007	$33.10	12,500	0	(4,166)	(8,334)	**0**
30 August 2007	$30.51	916,150	0	(156,002)	(77,124)	**683,024**
2 September 2007	$31.49	5,000	0	(1,600)	0	**3,400**
3 September 2007	$32.90	12,500	0	(4,166)	0	**8,334**
5 September 2007	$31.28	5,000	0	0	0	**5,000**
6 September 2007	$30.51	20,000	0	0	0	**20,000**
10 October 2007	$30.51	1,537	0	0	(1,537)	**0**
11 October 2007	$30.51	219,900	0	(16,179)	(1,868)	**201,853**
14 October 2007	$33.20	5,000	0	(1,666)	0	**3,334**
15 October 2007	$26.45	20,000	0	(6,666)	0	**13,334**
16 October 2007	$37.43	5,000	0	0	0	**5,000**
21 October 2007	$31.28	5,000	0	0	0	**5,000**
24 October 2007	$25.04	5,000	0	(1,666)	0	**3,334**
28 October 2007	$24.48	5,000	0	0	0	**5,000**
5 November 2007	$24.57	1,281	0	(1,281)	0	**0**
20 November 2007	$30.51	17,300	0	(2,832)	(3,334)	**11,134**
29 November 2007	$33.20	5,000	0	0	(5,000)	**0**
24 December 2007	$30.51	292,800	0	(14,912)	0	**277,888**
27 December 2007	$27.18	12,500	0	(4,166)	0	**8,334**
30 December 2007	$31.54	25,000	0	0	0	**25,000**
2 January 2008	$26.45	5,000	0	0	0	**5,000**
3 January 2008	$31.56	12,500	0	0	0	**12,500**
24 January 2008	$23.48	5,000	0	(1,666)	0	**3,334**
3 February 2008	$21.66	12,500	0	(4,166)	0	**8,334**
4 February 2008	$30.22	5,000	0	(1,666)	(3,334)	**0**
6 February 2008	$20.57	5,000	0	0	0	**5,000**
10 February 2008	$20.44	5,000	0	(1,666)	0	**3,334**
12 February 2008	$23.03	5,000	0	(1,666)	0	**3,334**
13 February 2008	$20.50	5,000	0	(1,666)	0	**3,334**
19 February 2008	$22.76	5,000	0	(1,666)	0	**3,334**
4 March 2008	$21.54	5,000	0	0	(5,000)	**0**
5 March 2008	$23.82	5,000	0	0	0	**5,000**
6 March 2008	$22.22	3,000	0	(1,000)	0	**2,000**
7 March 2008	$25.23	5,000	0	0	0	**5,000**
12 March 2008	$23.82	5,000	0	0	0	**5,000**
13 March 2008	$21.23	5,000	0	0	0	**5,000**
14 March 2008	$25.82	32,500	0	0	0	**32,500**
17 March 2008	$20.57	12,500	0	0	0	**12,500**
24 March 2008	$25.23	12,500	0	0	0	**12,500**
1 April 2008	$25.15	32,500	0	(10,833)	0	**21,667**
2 April 2008	$25.68	12,500	0	0	0	**12,500**
22 April 2008	$24.20	32,500	0	(8,437)	(24,063)	**0**
23 April 2008	$25.94	5,000	0	0	0	**5,000**
24 April 2008	$24.20	12,500	0	0	0	**12,500**
28 April 2008	$24.27	12,500	0	0	0	**12,500**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
Note 33. Employee equity participation continued						
Option plan continued						
6 May 2008	$24.67	12,500	0	0	0	**12,500**
7 May 2008	$24.85	5,000	0	0	0	**5,000**
8 May 2008	$24.40	5,000	0	0	0	**5,000**
8 May 2008	$24.71	5,000	0	0	0	**5,000**
13 May 2008	$25.92	12,500	0	0	0	**12,500**
22 May 2008	$24.58	32,500	0	(5,833)	0	**26,667**
23 May 2008	$24.22	5,000	0	0	0	**5,000**
26 May 2008	$24.25	5,000	0	0	0	**5,000**
28 May 2008	$21.12	5,000	0	0	0	**5,000**
25 June 2008	$33.43	5,000	0	(2,242)	(2,758)	**0**
14 July 2008	$24.98	5,000	0	0	0	**5,000**
16 July 2008	$24.98	5,000	0	0	0	**5,000**
17 July 2008	$24.93	12,500	0	0	0	**12,500**
27 July 2008	$24.49	5,000	0	0	0	**5,000**
28 July 2008	$25.00	5,000	0	0	0	**5,000**
31 July 2008	$26.05	5,000	0	0	0	**5,000**
1 August 2008	$26.51	12,500	0	0	0	**12,500**
4 August 2008	$26.21	5,000	0	0	0	**5,000**
19 August 2008	$24.42	12,500	0	(4,166)	0	**8,334**
20 August 2008	$28.99	5,000	0	0	0	**5,000**
21 August 2008	$29.06	12,500	0	0	0	**12,500**
22 August 2008	$28.02	5,000	0	0	0	**5,000**
23 August 2008	$28.93	5,000	0	0	(5,000)	**0**
26 August 2008	$29.00	5,000	0	0	0	**5,000**
28 August 2008	$28.74	6,464,823	0	(19,062)	(304,866)	**6,140,895**
1 September 2008	$26.84	5,000	0	0	0	**5,000**
2 September 2008	$28.41	12,500	0	0	0	**12,500**
15 September 2008	$29.46	5,000	0	0	0	**5,000**
16 September 2008	$29.46	5,000	0	0	0	**5,000**
17 September 2008	$24.17	5,000	0	0	0	**5,000**
22 September 2008	$24.54	12,500	0	(3,250)	0	**9,250**
24 September 2008	$28.74	790,751	0	(6,527)	(86,742)	**697,482**
26 September 2008	$28.74	12,500	0	0	0	**12,500**
29 September 2008	$29.04	5,000	0	0	(5,000)	**0**
30 September 2008	$29.96	5,000	0	0	(3,399)	**1,601**
1 October 2008	$28.74	72,875	0	0	(5,000)	**67,875**
2 October 2008	$29.46	5,000	0	0	0	**5,000**
8 October 2008	$24.53	12,500	0	(4,166)	(8,334)	**0**
9 October 2008	$29.11	5,000	0	0	0	**5,000**
12 October 2008	$30.26	32,500	0	0	0	**32,500**
13 October 2008	$28.64	12,500	0	0	0	**12,500**
20 October 2008	$24.28	12,500	0	0	0	**12,500**
21 October 2008	$32.82	5,000	0	0	0	**5,000**
22 October 2008	$31.39	5,000	0	0	0	**5,000**
23 October 2008	$29.91	5,000	0	0	0	**5,000**
24 October 2008	$22.22	5,000	0	0	0	**5,000**
30 October 2008	$28.74	40,000	0	(3,643)	(10,357)	**26,000**
31 October 2008	$31.18	5,000	0	0	0	**5,000**
3 November 2008	$29.78	5,000	0	0	0	**5,000**
4 November 2008	$29.72	12,500	0	0	0	**12,500**
5 November 2008	$29.00	12,500	0	0	0	**12,500**
6 November 2008	$34.49	5,000	0	0	0	**5,000**
7 November 2008	$31.74	5,000	0	0	0	**5,000**
9 November 2008	$34.49	12,500	0	0	0	**12,500**

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
10 November 2008	$35.39	5,000	0	0	(5,000)	**0**
12 November 2008	$32.48	5,000	0	0	(5,000)	**0**
14 November 2008	$34.44	12,500	0	0	0	**12,500**
17 November 2008	$34.72	12,500	0	0	0	**12,500**
18 November 2008	$34.40	5,000	0	0	0	**5,000**
20 November 2008	$31.31	12,500	0	0	0	**12,500**
21 November 2008	$33.99	5,000	0	0	0	**5,000**
3 December 2008	$24.53	5,000	0	0	0	**5,000**
5 December 2008	$35.49	5,000	0	0	0	**5,000**
10 December 2008	$34.91	12,500	0	0	0	**12,500**
11 December 2008	$21.66	5,000	0	0	0	**5,000**
12 December 2008	$34.60	5,000	0	0	0	**5,000**
16 December 2008	$28.74	3,000	0	0	0	**3,000**
22 December 2008	$24.85	5,000	0	0	0	**5,000**
23 December 2008	$28.74	4,300	0	0	0	**4,300**
8 January 2009	$34.78	12,500	0	0	0	**12,500**
8 January 2009	$34.78	12,500	0	0	0	**12,500**
22 January 2009	$33.95	17,500	0	0	(5,000)	**12,500**
2 February 2009	$28.96	12,500	0	0	0	**12,500**
9 February 2009	$33.45	10,000	0	0	0	**10,000**
9 February 2009	$33.45	10,000	0	0	0	**10,000**
9 February 2009	$33.45	22,500	0	0	0	**22,500**
9 February 2009	$32.48	5,000	0	0	0	**5,000**
8 March 2009	$33.76	35,000	0	0	0	**35,000**
8 March 2009	$24.62	5,000	0	0	0	**5,000**
9 March 2009	$24.58	5,000	0	0	0	**5,000**
22 March 2009	$34.67	17,500	0	0	0	**17,500**
8 April 2009	$36.71	0	52,500	0	0	**52,500**
22 April 2009	$35.54	0	27,500	0	0	**27,500**
10 May 2009	$34.66	0	35,000	0	0	**35,000**
24 May 2009	$33.00	0	72,500	0	0	**72,500**
8 June 2009	$33.84	0	17,500	0	0	**17,500**
22 June 2009	$34.27	0	37,500	0	0	**37,500**
8 July 2009	$33.58	0	57,500	0	0	**57,500**
22 July 2009	$33.11	0	1,737,100	0	(3,500)	**1,733,600**
9 August 2009	$32.75	0	3,378,446	(449)	(215,451)	**3,162,546**
23 August 2009	$32.26	0	2,487,800	0	(37,800)	**2,450,000**
23 August 2009	$30.67	0	5,000	0	0	**5,000**
8 September 2009	$34.60	0	907,850	(464)	(115,036)	**792,350**
22 September 2009	$35.28	0	220,200	0	0	**220,200**
8 October 2009	$36.99	0	222,650	0	(5,000)	**217,650**
22 October 2009	$39.64	0	112,800	0	0	**112,800**
8 November 2009	$40.81	0	88,350	0	0	**88,350**
8 November 2009	$32.75	0	94,200	0	0	**94,200**
8 November 2009	$33.11	0	25,000	0	0	**25,000**
22 November 2009	$41.72	0	54,850	0	0	**54,850**
22 November 2009	$32.75	0	127,600	0	0	**127,600**
8 December 2009	$44.88	0	76,400	0	0	**76,400**
8 December 2009	$34.60	0	7,000	0	0	**7,000**
8 December 2009	$32.75	0	30,000	0	0	**30,000**
22 December 2009	$45.15	0	40,000	0	0	**40,000**
10 January 2010	$46.97	0	5,000	0	0	**5,000**
10 January 2010	$46.97	0	32,500	0	0	**32,500**
10 January 2010	$47.28	0	35,000	0	0	**35,000**
24 January 2010	$48.68	0	27,500	0	0	**27,500**
24 January 2010	$48.61	0	5,000	0	0	**5,000**
8 February 2010	$49.31	0	68,000	0	0	**68,000**
8 February 2010	$49.47	0	32,500	0	0	**32,500**

Note 33. Employee equity participation continued
Option plan continued

Latest date for exercise of options	Exercise price	Balance as at 31 March 2004	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2005
22 February 2010	$49.16	0	87,500	0	(5,000)	**82,500**
8 March 2010	$49.51	0	45,000	0	0	**45,000**
22 March 2010	$49.57	0	35,000	0	0	**35,000**
Total options on issue		**25,793,394**	**10,288,246**	**(6,387,052)**	**(1,401,879)**	**28,292,709**

During the financial year, 6,387,052 ordinary shares were issued following the exercise of 6,387,052 options, as shown in the table above. The amount paid on exercise of those options is also disclosed in the table above. No amounts remain unpaid on any of these shares.

Since 31 March 2005, an additional 255,500 options have been issued, no options have been exercised and 28,738 options have lapsed.

The market value of shares issued during the year as a result of the exercise of these options was $250 million (2004: $201 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2005 was $1,359 million (2004: $923 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted after 15 May 1996 and before the 1997 promotions and compensation reviews had vesting periods ranging up to four years after the date of grant. Each new tranche of options was issued such that 25% of each tranche became exercisable after each of the first four anniversaries of the date of grant. Options granted thereafter vest as to one-third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of each tranche of vested options granted to executive directors of the Bank after the 1997 Annual General Meeting until the 2002 promotion and compensation review grants:

- one-third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index;
- another third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index; and
- the final third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index,

with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Option plan continued
Following cessation of publication of the ASX All Industrials Index in mid-2002, the Board exercised its authority to resolve that whether the exercise conditions are met from that point on is to be determined by having regard to the actual performance of the Bank by using the formula set out in the exercise conditions but with the words "All Ordinaries Index excluding companies in the GICS Level 2 'Energy' and GICS Level 3 'Metals and Mining' classifications" replacing "ASX All Industrials Index"; and using "Return on Ordinary Equity" instead of "Return on Equity".

Further, in respect of options granted from mid-2002 to 25 November 2004, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. For options granted from 26 November 2004 onwards, in respect of each tranche of vested options granted to members of the Bank's Executive Committee, Executive Voting Directors and other Executive Directors of the Bank, options are only exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20% of the number of the Bank's then issued ordinary shares plus the number of shares which the Bank would have to issue if all rights to require the Bank to issue shares, which the Bank has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being the same calculation as in the Plan Rules except that any partly paid shares issued less than five years ago, which have been fully paid up and where the relevant Executive is still with the Bank, will be treated as still being partly paid and any exercised options granted less than five years ago, where the Executive is still with the Bank, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the Board approved amendments to the Plan Rules referred to as the Deferred Exercise Share Option Plan ("DESOP"). Shares resulting from the exercise of options will now be placed under the DESOP, unless option holders request otherwise. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any associated entity, then such a request will be granted.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Bank or a related entity or if they carry out or fail to carry out an act which brings the Bank or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related entity;
- upon request from the employee (after the expiration of the non-disposal period); and
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Note 33. Employee equity participation continued

Employee share plan

Following shareholder approval at the 1997 Annual General Meeting, the Bank introduced the Macquarie Bank Employee Share Plan ("ESP") whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on Australian Stock Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent employees who have been continuously employed by the Bank or a subsidiary of the Bank since 1 April of the relevant year, are still employed by the Bank or a subsidiary of the Bank on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Bank from external companies, staff on leave without pay, staff who have been given notice of dismissal from employment by the Bank or subsidiary of the Bank or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2004. A total of 1,215 (2004: 1,248) staff participated in this offer. On 14 January 2005, the participants were each issued with 20 (2004: 29) fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $48.89 (2004: $33.87); that is, a total of 24,300 (2004: 36,192) shares were issued. The shares were issued for no cash consideration.

Staff share acquisition plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank introduced the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") whereby each financial year, Australian-based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Bank shares ("Shares"). The total number of Shares purchased under the MBSSAP is limited in any financial year to 3% of the Bank's Shares as at the beginning of that financial year.

Shares are acquired at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares acquired under the MBSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The Shares held in the MBSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related entity or if they carry out an act or fail to do an act which brings the Bank or a related entity into disrepute.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, Shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian-based permanent full-time or part-time employees of the Bank or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MBSSAP.

The Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") is a sub plan of the MBSSAP which was created in 2003 and was open to eligible executive directors. The disposal and forfeiture restrictions in the MBEDSAP differ from those in the MBSSAP. No further offers under the MBEDSAP are currently proposed.

Offers under the MBSSAP were made during May 2004. A total of 317 (2004: 227) staff participated in the MBSSAP. In July and December 2004, a total of 734,085 (2004: 267,226) shares were acquired on-market. Included in the above are 22 (2004: 10) staff that participated in the MBEDSAP, and a total of 203,201 (2004: 47,845) shares that were acquired on-market under MBEDSAP.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 34. Contingent liabilities and assets				
Contingent liabilities exist in respect of:				
Guarantees (a) (b)	**195**	182	**746**	936
Credit derivatives – purchased (c)	**34**	60	**34**	32
Underwriting facilities	**311**	476	**311**	–
Indemnities (d)	**77**	53	**236**	259
Undrawn credit facilities	**3,857**	2,345	**3,497**	2,154
Undrawn credit facilities – revocable at any time	**2,366**	1,563	**2,366**	1,564
Other contingent liabilities (e)	**538**	327	**244**	114
Total contingent liabilities	**7,378**	5,006	**7,434**	5,059
Analysis of undrawn credit facilities by maturity:				
current	**3,601**	2,753	**3,630**	2,754
non-current	**2,622**	1,155	**2,233**	964
Total undrawn credit facilities	**6,223**	3,908	**5,863**	3,718

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

(a) All external guarantees, other than noted for Macquarie Investment Management Limited ("MIML") in (f) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $55 million (2004: $17 million).

(b) The Bank has entered into an undertaking with 12 of its controlled entities, who act as responsible entities, for the purposes of meeting the Net Tangible Assets requirements of the controlled entities' Australian Financial Services Licences. The Bank has provided an undertaking of $10 million for all of the 12 responsible entities concerned which is capped at $5 million in respect of any one entity.

(c) The Bank purchases credit derivatives to mitigate credit risks arising from client exposures.

(d) Indemnities predominantly relate to those granted to counterparties in respect of termination and default events in cross-border leasing transactions.

(e) Other contingent liabilities include letters of credit, commitments certain of draw-down, written put options, performance related contingents and forward purchases.

(f) MIML covenants that while it acts as single responsible entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unitholder has continuously held units from 28 April 1985, not less than the sum of $1.00: $41 million (2004: $44 million). At 31 March 2005 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $10.6 billion (2004: $9.5 billion) and assets aggregating $10.7 billion (2004: $9.6 billion).

Of the total contingent liabilities above, $7.1 billion (2004: $4.8 billion) also represent contingent assets of the Bank. Such commitments to provide credit may in the normal course convert to loans and other assets of the Bank.

	Consolidated 2005 $m	Consolidated 2004 $m	Bank 2005 $m	Bank 2004 $m
Note 35. Capital and other expenditure commitments				
Not later than one year	**35**	75	**20**	20
Later than one year and not later than five years	**6**	7	**6**	7
Later than five years	**–**	2	**–**	2
Total capital and other expenditure commitments	**41**	84	**26**	29
Note 36. Lease commitments				
Non-cancellable operating leases expiring:				
Not later than one year	**109**	72	**106**	71
Later than one year and not later than five years	**547**	286	**540**	283
Later than five years	**302**	265	**300**	265
Total operating lease commitments	**958**	623	**946**	619

Operating leases relate to commercial buildings and motor vehicles leased by the Bank's staff. The future lease commitments disclosed are net of any rental incentives received and sub-lease income earned.

Note 37. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The Bank is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to market daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Profits and losses on these transactions are brought to account over the life of the underlying transaction. The types of contracts which the economic entity trades are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

The following table provides details of the Bank's outstanding derivatives used for trading and hedging purposes as at 31 March.

	Consolidated 2005		Consolidated 2004	
	Notional amount $m	*Regulatory credit equivalent $m	Notional amount $m	*Regulatory credit equivalent $m
Interest rate contracts				
Exchange traded	13,347	–	16,030	–
Forwards	21,476	4	13,396	1
Swaps	80,692	750	80,775	613
Options	994	2	1,594	6
Other	–	–	185	8
Total interest rate contracts	116,509	756	111,980	628
Foreign exchange contracts				
Exchange traded	216	–	178	–
Forwards	30,015	547	30,432	561
Swaps	4,148	260	3,532	147
Options	1,927	450	4,477	593
Total foreign exchange contracts	36,306	1,257	38,619	1,301
Equity contracts				
Exchange traded	3,015	–	18,925	–
Swaps	1,451	197	1,025	132
Options	5,643	419	7,061	453
Other	5,993	395	368	43
Total equity contracts	16,102	1,011	27,379	628
Commodity contracts				
Exchange traded	9,803	–	12,148	–
Forwards	15,848	1,191	19,799	1,606
Swaps	1,303	644	1,183	221
Options	2,866	375	2,425	199
Total commodity contracts	29,820	2,210	35,555	2,026
Total derivatives contracts outstanding	198,737	5,234	213,533	4,583

* Regulatory credit equivalents are determined in accordance with the Australian Prudential Regulation Authority's guidelines.

	Consolidated 2005			Consolidated 2004		
	Average balance $m	Interest inc./(exp.) $m	Average rate %	Average balance $m	Interest inc./(exp.) $m	Average rate %
Note 38. Average interest-bearing assets and liabilities and related interest						
Assets						
Interest bearing assets						
Cash and liquid assets	423	8	2.0	85	3	3.6
Securities purchased under resale agreement	7,790	359	4.6	5,126	231	4.5
Trading assets	3,830	205	5.4	3,332	174	5.2
Other securities	1,573	78	5.0	1,630	63	3.5
Loan assets	13,082	910	6.9	10,362	707	6.8
Other financial assets	121	5	3.9	15	1	4.7
Total interest bearing assets	26,819	1,565		20,550	1,179	
Total non-interest bearing assets	18,084	–		17,007	–	
Total assets	44,903	1,565		37,557	1,179	
Liabilities						
Interest bearing liabilities						
Due to other financial institutions	1,250	(51)	4.1	814	(21)	2.6
Securities sold under repurchase agreements	3,792	(168)	4.4	2,817	(130)	4.6
Securities borrowed	3,306	(173)	5.2	1,851	(99)	5.3
Deposits	4,867	(199)	4.1	4,361	(185)	4.2
Notes payable	12,837	(550)	4.3	10,807	(421)	3.9
Other financial liabilities	810	(37)	4.6	647	(26)	4.0
Loan capital						
Subordinated debt	936	(46)	4.9	719	(31)	4.3
Converting Preference Shares	–	–	–	68	(5)	7.4
Total interest bearing liabilities	27,798	(1,224)		22,084	(918)	
Total non-interest bearing liabilities	13,474	–		12,609	–	
Total liabilities	41,272	(1,224)		34,693	(918)	
Net assets	3,631	341		2,864	261	
Equity						
Contributed equity						
Ordinary share capital	1,491			1,314		
Macquarie Income Securities	391			391		
Retained earnings	1,236			904		
Total equity attributable to equity holders of MBL	3,118			2,609		
Outside equity interest in controlled entities	513			255		
Total equity	3,631			2,864		

Interest income and expense in relation to assets and liabilities set off in the statements of financial position in accordance with applicable accounting standards are not included in the above analysis. Such interest and expense is shown gross in note 2 – Profit from ordinary activities, in accordance with the requirements of AASB 1018: *Statement of Financial Performance.*

Note 39. Geographical concentration of deposits and borrowings

The following table details the source of deposits and borrowings, based upon the location of the relevant counterparty. Refer to "Liquidity Management" within note 40 – Maturity analysis of monetary assets and liabilities and liquidity management, for discussion on the source of the Bank's funding.

	Australia $m	Asia Europe $m	North America $m	Pacific* $m	Other $m	Total $m
						Consolidated 2005
Due to other financial institutions	**1,016**	**127**	**193**	**217**	**–**	**1,553**
Securities sold under repurchase agreement	**1,351**	**570**	**22**	**34**	**6**	**1,983**
Securities borrowed	**5,144**	**547**	**282**	**1,609**	**99**	**7,681**
Deposits	**4,394**	**53**	**269**	**676**	**11**	**5,403**
Notes payable	**4,068**	**7,134**	**577**	**2,087**	**–**	**13,866**
Subordinated debt	**550**	**785**	**–**	**24**	**–**	**1,359**
Total deposits and borrowings by geographical location	**16,523**	**9,216**	**1,343**	**4,647**	**116**	**31,845**
						Consolidated 2004
Due to other financial institutions	644	1,265	21	5	–	1,935
Securities sold under repurchase agreement	1,439	455	95	585	23	2,597
Securities borrowed	4,415	146	–	1,189	–	5,750
Deposits	3,702	154	119	226	14	4,215
Notes payable	3,046	5,920	854	2,788	–	12,608
Subordinated debt	550	320	–	90	–	960
Total deposits and borrowings by geographical location	13,796	8,260	1,089	4,883	37	28,065

* Excludes Australia.

Note 40. Maturity analysis of monetary assets and liabilities and liquidity management

Consolidated 2005

	At call $m	Over-drafts $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets								
Cash and liquid assets	859	–	–	–	–	–	–	859
Securities purchased under resale agreements	3,654	–	5,273	–	–	–	–	8,927
Trading assets	7,175	–	–	–	–	–	–	7,175
Other securities	–	–	101	94	328	803	1,194	2,520
Loan assets	5,018	119	2,166	2,276	5,389	1,495	–	16,463
Life insurance investment assets*	128	–	754	17	144	2	1,084	2,129
Equity investments	–	–	–	–	–	–	152	152
Investments in associates and joint ventures	–	–	–	–	–	–	664	664
Total monetary assets	16,834	119	8,294	2,387	5,861	2,300	3,094	38,889
Liabilities								
Due to other financial institutions	570	–	605	39	339	–	–	1,553
Securities sold under repurchase agreements	796	–	1,187	–	–	–	–	1,983
Securities borrowed	7,681	–	–	–	–	–	–	7,681
Deposits	1,604	–	2,468	244	1,074	13	–	5,403
Notes payable	–	–	8,154	2,525	2,835	352	–	13,866
Life insurance policy liabilities	–	–	–	–	–	–	2,081	2,081
Subordinated debt	–	–	24	–	–	1,335	–	1,359
Total monetary liabilities	10,651	–	12,438	2,808	4,248	1,700	2,081	33,926

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life insurance investment assets. The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2005 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

	At call $m	Over-drafts $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
							Consolidated 2004	
Assets								
Cash and liquid assets	647	–	–	–	–	–	–	647
Securities purchased under resale agreements	2,985	–	5,613	–	–	–	–	8,598
Trading assets	6,891	–	–	–	–	–	–	6,891
Other securities	–	–	12	48	943	327	517	1,847
Loan assets	1,636	79	2,017	1,501	4,467	1,077	–	10,777
Life insurance investment assets*	253	–	758	41	190	2	1,106	2,350
Equity investments	–	–	–	–	–	–	138	138
Investments in associates and joint ventures	–	–	–	–	–	–	169	169
Total monetary assets	12,412	79	8,400	1,590	5,600	1,406	1,930	31,417
Liabilities								
Due to other financial institutions	354	–	936	226	419	–	–	1,935
Securities sold under repurchase agreements	521	–	2,076	–	–	–	–	2,597
Securities borrowed	5,750	–	–	–	–	–	–	5,750
Deposits	1,292	–	1,772	278	743	130	–	4,215
Notes payable	–	–	6,046	3,171	3,053	338	–	12,608
Life insurance policy liabilities	–	–	–	–	–	–	2,291	2,291
Subordinated debt	–	–	65	–	25	870	–	960
Total monetary liabilities	7,917	–	10,895	3,675	4,240	1,338	2,291	30,356

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life insurance investment assets. The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

Note 40. Maturity analysis of monetary assets and liabilities and liquidity management continued

Liquidity management

The liquidity management policy of the economic entity is approved by the Board and agreed with the Australian Prudential Regulation Authority. This policy is reviewed regularly by the Risk Management Division ("RMD") to ensure it continues to meet the needs of the economic entity under a range of different market circumstances. The economic entity's liquidity policy requires that:

(a) core assets (that is, on-balance sheet assets that cannot be liquified quickly) plus liquidity buffers are funded with deposits/borrowings with a minimum maturity greater than one week (five working days);

(b) specified percentages of borrowings have maturities beyond six and 12 months. A limit is also set on the maximum percentage of deposits maturing within the next three months and in any one month; and

(c) the economic entity must keep at least a certain percentage of its total assets in highly liquid form (for example, commonwealth and state government debt, bank bills, overnight loans and repurchase agreements).

Within these parameters liquidity management is the responsibility of the treasury division within the treasury and commodities group subject to risk management oversight by RMD.

An objective of the economic entity's liquidity policy is to achieve a diversified source of core liabilities by investor type, location, currency and maturity. In respect of the retail market, the Bank focuses its attention on small and medium sized corporate depositors who do not generally access the professional market. Retail deposits are accessed through a number of products in a variety of locations.

The Bank's key tool for accessing wholesale funding markets is the USD 10 billion debt instrument programme and the USD2 billion commercial paper program, both of which allow the Bank to achieve its objective of diversified sources of funding in the offshore markets. Negotiable certificates of deposit also provide a reliable source of funding in the domestic markets.

	Weighted average effective interest rate %	Floating interest rate maturities $m	Fixed interest rate repricing					Non-interest bearing $m	Total $m
			1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m		
Note 41. Interest rate risk								Consolidated 2005	
On-balance sheet assets									
Cash and liquid assets	3.0	859	–	–	–	–	–	–	859
Securities purchased under resale agreements	5.3	3,654	5,273	–	–	–	–	–	8,927
Trading assets	2.6	150	642	1,077	453	486	445	3,922	7,175
Other securities	3.1	236	520	116	63	204	187	1,194	2,520
Loan assets	7.3	6,046	5,299	1,527	1,453	2,040	90	8	16,463
Other financial market assets	–	–	–	–	–	–	–	5,651	5,651
Other financial assets	–	–	–	–	–	–	–	4,065	4,065
Intangible assets – businesses held for resale	–	–	–	–	–	–	–	339	339
Life insurance investment assets*	2.8	128	192	562	17	144	2	1,084	2,129
Equity investments	–	–	–	–	–	–	–	152	152
Investments in associates and joint ventures	–	–	–	–	–	–	–	664	664
Fixed assets	–	–	–	–	–	–	–	168	168
Tax assets	–	–	–	–	–	–	–	201	201
Total on-balance sheet assets		11,073	11,926	3,282	1,986	2,874	724	17,448	49,313
On-balance sheet liabilities									
Due to other financial institutions	3.7	717	414	62	18	342	–	–	1,553
Securities sold under repurchase agreements	5.0	796	1,187	–	–	–	–	–	1,983
Securities borrowed	4.0	–	–	–	219	1,946	2,298	3,218	7,681
Deposits	4.4	1,190	1,882	699	816	803	13	–	5,403
Notes payable	3.7	–	9,219	2,127	1,676	825	19	–	13,866
Other financial markets liabilities	–	–	–	–	–	–	–	5,224	5,224
Tax liabilities	–	–	–	–	–	–	–	41	41
Other financial liabilities	–	–	–	–	–	–	–	5,382	5,382
Life insurance policy liabilities	–	–	–	–	–	–	–	2,081	2,081
Provision for distributions	–	–	–	–	–	–	–	34	34
Deferred tax liabilities	–	–	–	–	–	–	–	189	189
Other provisions	–	–	–	–	–	–	–	85	85
Subordinated debt	4.4	1,094	–	–	–	265	–	–	1,359
Total on-balance sheet liabilities		3,797	12,702	2,888	2,729	4,181	2,330	16,254	44,881
Off-balance sheet financial instruments		–	(982)	(5,897)	1,750	4,540	589	–	–
Analysis of interest sensitivity gap									
Net		7,276	(1,758)	(5,503)	1,007	3,233	(1,017)		
Cumulative interest sensitivity gap		7,276	5,518	15	1,022	4,255	3,238		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Changes in market interest rates affect the level of future cash flows. The table above details the exposure of the economic entity's assets and liabilities to interest rate risk. The amount shown represents the face value of assets and liabilities, or the equivalent asset or liability arising from a derivative financial instrument.

The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of a class of assets or liabilities. For floating rate instruments the rate is the current market rate; for fixed rate instruments the rate is a historical rate. The bandings reflect the next contractual repricing date of the asset or liability.

	Weighted average effective interest rate %	Floating interest rate maturities $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 41. Interest rate risk continued									
On-balance sheet assets									Consolidated 2004
Cash and liquid assets	2.9	647	–	–	–	–	–	–	647
Securities purchased under resale agreements	4.5	2,985	5,613	–	–	–	–	–	8,598
Trading assets	2.3	140	637	754	201	501	599	4,059	6,891
Other securities	3.7	–	75	116	99	731	309	517	1,847
Loan assets	6.6	2,510	4,033	1,422	801	1,537	463	11	10,777
Other financial market assets	–	–	–	–	–	–	–	6,694	6,694
Other financial assets	–	3	–	–	–	–	–	3,528	3,531
Life insurance investment assets*	2.9	253	368	391	41	190	2	1,105	2,350
Equity investments	–	–	–	–	–	–	–	138	138
Investments in associates and joint ventures	–	–	–	–	–	–	–	169	169
Fixed assets	–	–	–	–	–	–	–	1,945	1,945
Tax assets	–	–	–	–	–	–	–	184	184
Total on-balance sheet assets		6,538	10,726	2,683	1,142	2,959	1,373	18,350	43,771
On-balance sheet liabilities									
Due to other financial institutions	2.5	1,144	54	93	226	418	–	–	1,935
Securities sold under repurchase agreements	5.0	521	1,966	110	–	–	–	–	2,597
Securities borrowed	4.6	–	–	–	103	2,146	1,334	2,167	5,750
Deposits	3.2	574	1,031	271	1,522	590	227	–	4,215
Notes payable	2.6	–	3,829	5,293	2,988	225	273	–	12,608
Other financial markets liabilities	–	–	–	–	–	–	–	5,821	5,821
Tax liabilities	–	–	–	–	–	–	–	53	53
Other financial liabilities	–	–	–	–	–	–	–	4,215	4,215
Life insurance policy liabilities	–	–	–	–	–	–	–	2,291	2,291
Provision for distributions	–	–	–	–	–	–	–	6	6
Deferred tax liabilities	–	–	–	–	–	–	–	413	413
Other provisions	–	–	–	–	–	–	–	74	74
Subordinated debt	5.0	–	90	605	–	–	265	–	960
Total on-balance sheet liabilities		2,239	6,970	6,372	4,839	3,379	2,099	15,040	40,938
Off-balance sheet financial instruments		–	2,284	(29)	(2,303)	235	421	–	608
Analysis of interest sensitivity gap									
Net		4,299	6,040	(3,718)	(6,000)	(185)	(305)		
Cumulative interest sensitivity gap		4,299	10,339	6,621	621	436	131		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

The interest rate risk table is prepared in accordance with the requirements of AASB 1033: *Presentation and Disclosure of Financial Instruments* and as such it does not include off-balance sheet derivative financial instruments relating to currencies, commodities or equities, nor certain off-balance sheet securities purchase and sale agreements, all of which are also interest rate sensitive. Therefore, for internal risk management, the Bank does not use the repricing information in the way presented in the table. Interest rate risk, like all market risk, is measured and controlled on the basis of a wide range of rate movement scenarios, including worst case scenarios, calculated daily and covering all interest rate sensitive instruments. The Bank also calculates daily Value At Risk measures for all market risks, including interest rate risk.

Note 42. Net fair value

Net fair value reflects the present value of future cash flows associated with a financial asset or liability, including the cost of exchange or settlement where appropriate. Net fair value is a combination of the quoted market price and valuation techniques based upon option pricing models. Except for certain equity investments (refer to note 10 – Other securities), the carrying value of on-balance sheet financial assets is not materially different to the net fair value of these items.

Note 43. Credit risk

Credit risk is the potential loss arising through the default of counterparties to financial assets. The table on page 82 details the concentration of credit exposure of the economic entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the economic entity's assets. In all cases this is equal to the carrying value of the assets with the exception of credit commitments and contingent liabilities and derivatives which are recorded at the credit equivalent value calculated in accordance with the Australian Prudential Regulation Authority's guidance.

Note 43. Credit risk continued

Consolidated 2005
Credit risk concentration

	Securities purchased under resale agreements $m	Trading assets $m	Other securities $m	Loan assets $m	Credit commitments and contingent liabilities $m	Derivatives $m	Other financial assets $m	Life insurance assets $m	Total $m
Australia									
Central bank	52	5	–	–	–	29	–	–	86
Governments	325	798	–	423	148	68	–	–	1,762
Other financial institutions	3,368	1,230	4	1,280	62	463	–	–	6,407
Other	2,025	1,467	1,119	9,910	1,564	976	2,101	2,129	21,291
Total Australia	5,770	3,500	1,123	11,613	1,774	1,536	2,101	2,129	29,546
New Zealand									
Governments	–	–	–	2	–	–	–	–	2
Other financial institutions	–	–	–	–	–	–	–	–	–
Other	3	62	1	128	14	9	61	–	278
Total New Zealand	3	62	1	130	14	9	61	–	280
Europe									
Other financial institutions	1,338	265	–	366	41	1,036	–	–	3,046
Other	1,447	595	336	571	28	550	221	–	3,748
Total Europe	2,785	860	336	937	69	1,586	221	–	6,794
North America									
Governments	–	32	–	7	6	–	–	–	45
Other financial institutions	257	–	35	96	–	539	–	–	927
Other	2	969	787	1,981	207	730	404	–	5,080
Total North America	259	1,001	822	2,084	213	1,269	404	–	6,052
Asia									
Other financial institutions	98	2	158	1,532	1	123	–	–	1,914
Other	12	1,657	64	67	35	386	1,556	–	3,777
Total Asia	110	1,659	222	1,599	36	509	1,556	–	5,691
Other									
Governments	–	47	–	–	–	–	–	–	47
Other financial institutions	–	–	–	3	–	82	–	–	85
Other	–	46	16	97	–	243	61	–	463
Total other	–	93	16	100	–	325	61	–	595
Total	8,927	7,175	2,520	16,463	2,106	5,234	4,404	2,129	48,958

	$m
Other risk concentrations	
Amounts due from other financial institutions	859
Regulatory deposits	–
Total other risk concentrations	859
Total gross credit risk	49,817

	Securities purchased under resale agreements $m	Trading assets $m	Other securities $m	Loan assets $m	Credit commit-ments and contingent liabilities $m	Deriv-atives $m	Other financial assets $m	Life insurance assets $m	Total $m
									Consolidated 2004 Credit risk concentration
Australia									
Central bank	101	8	–	–	–	42	–	–	151
Governments	673	760	10	603	128	87	–	–	2,261
Other financial institutions	3,280	1,227	27	244	–	510	–	–	5,288
Other	1,830	1,248	532	7,550	566	842	1,544	2,350	16,462
Total Australia	5,884	3,243	569	8,397	694	1,481	1,544	2,350	24,162
New Zealand									
Governments	–	–	–	2	–	–	–	–	2
Other financial institutions	–	–	–	–	–	4	–	–	4
Other	1	5	–	243	13	–	27	–	289
Total New Zealand	1	5	–	245	13	4	27	–	295
Europe									
Other financial institutions	1,253	156	17	433	–	845	–	–	2,704
Other	983	468	543	92	47	310	329	–	2,772
Total Europe	2,236	624	560	525	47	1,155	329	–	5,476
North America									
Governments	–	22	–	–	–	–	–	–	22
Other financial institutions	112	7	–	28	16	282	–	–	445
Other	9	64	540	1,100	310	475	248	–	2,746
Total North America	121	93	540	1,128	326	757	248	–	3,213
Asia									
Other financial institutions	1	5	150	293	–	109	–	–	558
Other	334	2,877	27	57	1	712	1,379	–	5,387
Total Asia	335	2,882	177	350	1	821	1,379	–	5,945
Other									
Governments	–	38	–	–	–	–	–	–	38
Other financial institutions	–	–	–	4	–	10	–	–	14
Other	21	6	1	128	7	355	4	–	522
Total other	21	44	1	132	7	365	4	–	574
Total	8,598	6,891	1,847	10,777	1,088	4,583	3,531	2,350	39,665
Other risk concentrations									
Amounts due from other financial institutions									647
Regulatory deposits									–
Total other risk concentrations									647
Total gross credit risk									40,312

	Consolidated 2005 $'000	Consolidated 2004 $'000	Bank 2005 $'000	Bank 2004 $'000
Note 44. Audit and other services provided by PricewaterhouseCoopers ("PwC")				
During the financial year, the auditor of the Bank, PwC, and its related practices earned the following remuneration:				
PwC – Australian firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**2,158**	1,699	**1,842**	1,465
Other audit-related work	**1,242**	309	**1,130**	235
Other assurance services	**321**	215	**150**	51
Total audit and other assurance services	**3,721**	2,223	**3,122**	1,751
Advisory services	**397**	748	**397**	592
Taxation	**342**	849	**341**	688
Total remuneration paid to PwC – Australian firm	**4,460**	3,820	**3,860**	3,031
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**1,992**	1,206	**51**	37
Other audit-related work	**128**	154	**–**	–
Other assurance services	**131**	170	**–**	–
Total audit and other assurance services	**2,251**	1,530	**51**	37
Advisory services	**102**	537	**–**	–
Taxation	**1,468**	1,417	**–**	–
Total remuneration paid to related practices of PwC – Australian firm	**3,821**	3,484	**51**	37
Total remuneration paid to PwC	**8,281**	7,304	**3,911**	3,068

Use of PwC's services on other than audit and assurance engagements is restricted in accordance with the Bank's auditor independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

It is the Bank's policy to seek competitive tenders for all major consulting projects.

Note 45. Acquisition and disposal of controlled entities
Entities acquired or consolidated due to change in control:

a) District Energy

On 30 June 2004, a controlled entity of the Bank acquired 100% of various Chicago energy companies which operate a number of cooling plants in the Chicago area, for a cost of $197 million. On 29 September 2004, a controlled entity of the Bank acquired control of various Las Vegas energy companies for a cost of $36 million. These two related acquisitions are collectively known as "District Energy".

b) Atlantic Aviation

On 29 July 2004, a controlled entity of the Bank acquired 100% of various companies (collectively "Atlantic Aviation") which provide services to a number of North American airports, for a cost of $317 million.

c) RG Capital Radio

On 20 August 2004, a wholly-owned subsidiary of the Bank received Federal Court approval for its proposed scheme of arrangement for the acquisition of 100% of the issued shares and options of RG Capital Radio Pty Limited ("RG Capital Radio") for a cost of $178 million. Settlement of the transaction took place on 2 September 2004.

d) DMG Regional Radio

On 10 September 2004, a wholly-owned subsidiary of the Bank acquired 100% of DMG Regional Radio Pty Limited ("DMG Regional Radio") for a cost of $194 million.

Aggregate details of the acquisitions are as follows:

	2005 $m	2004 $m
Fair value of net assets acquired		
Cash and other financial assets	**102**	1,484
Fixed assets	**401**	1,823
Intangible assets	**698**	4
Payables and provisions	**(215)**	(1,949)
Borrowings	**(62)**	(198)
Total fair value of net assets acquired	**924**	1,164
Purchase consideration		
Cash consideration	**922**	1,019
Deferred consideration	**–**	145
Total purchase consideration	**922**	1,164
Reconciliation of cash movement		
Cash consideration	**(922)**	(1,019)
Less: *cash acquired*	**17**	319
Total cash outflow	**(905)**	(700)

The prior year comparatives relate to the acquisitions of South East Water plc, Arlanda Express and the ING Asian Equities Business.

Note 45. Acquisition and disposal of controlled entities continued

Entities disposed of or deconsolidated due to change in control:

a) Deconsolidation of South East Water

On 30 April 2004, a subsidiary of the Bank sold a 75.1% interest in South East Water plc ("SEW"). 50.1% of this interest was sold to Macquarie European Infrastructure Fund ("MEIF") at cost. As a result of the sales the Bank is no longer required to consolidate its interest in SEW. In October 2004 and December 2004 the Bank disposed of its remaining interest in SEW.

b) Deconsolidation of Arlanda Express

On 8 April 2004, the Bank's investment in MEIF was diluted from 100% to 16.1%. MEIF included a 100% investment in A-Train AB and A-Train Invest AG (collectively "Arlanda Express"). As a result of the sale, the Bank is no longer required to consolidate its interest in MEIF and its interest in Arlanda Express.

c) Deconsolidation of CH4 Gas Limited

On 7 April 2004, the Bank's investment in CH4 Gas Limited ("CH4") was diluted from 66% to 41%. From that date, the Bank ceased to consolidate its interest in CH4. Due to the Bank's ongoing ownership interest, the investment in CH4 has been equity accounted from that date.

d) Deconsolidation of District Energy and Atlantic Aviation

On 21 December 2004, a wholly-owned subsidiary of the Bank, Macquarie Infrastructure Company Trust ("MIC"), was floated on the New York Stock Exchange. As a result of the float, the Group's effective interest in MIC reduced from 100% to 7.5%. On 22 December 2004, the Bank's investments in District Energy and Atlantic Aviation were sold to MIC. The Group's 7.5% investment in MIC has been equity accounted from 22 December 2004.

The operating results of these entities have been deconsolidated from the statement of financial performance from their respective dates of lost control.

Aggregate details of the disposals and deconsolidations are as follows:

	2005 $m	2004 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash and other financial assets	**214**	35
Fixed assets	**2,198**	12
Intangible assets	**366**	–
Payables and provisions	**(858)**	(21)
Borrowings	**(1,350)**	(24)
Outside equity interest	**(13)**	–
Total carrying value of assets and liabilities disposed of or deconsolidated	**557**	2
Reconciliation of cash movement		
Cash received*	**528**	41
Less:		
Investment retained	**–**	(5)
Cash deconsolidated	**(89)**	(4)
Total cash inflow/(outflow)	**439**	32

* Cash received includes the repayment of intercompany debt.

The prior year comparatives relate to the deconsolidation of Macquarie Transmission Alberta Limited and Macquarie Essential Assets Partnership and the disposal of ntl Telecommunications Pty Limited.

The Directors declare that the financial statements and notes set out on pages 8 to 86:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Bank's and consolidated entity's financial position as at 31 March 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial report and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.



David Clarke
Executive Chairman



Allan Moss
Managing Director and
Chief Executive Officer

Sydney
16 May 2005

Independent Audit Report to the Members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion
In our opinion, the financial report of Macquarie Bank Limited:

- gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Macquarie Bank Limited and the Macquarie Bank Group (defined below) as at 31 March 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Macquarie Bank Limited (the company) and the Macquarie Bank Group (the consolidated entity), for the year ended 31 March 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

I L Hammond

Ian Hammond
Partner

Sydney
16 May 2005

Liability is limited by the Accountant's Scheme under the *Professional Standards Act 1994 (NSW)*

Investor information

2005 Annual General Meeting

The 2005 Annual General Meeting of the Bank will be held at 10.30 am on Thursday, 28 July 2005 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney, NSW. Details of the business of the meeting are contained in the separate Notice of Annual General Meeting sent to security holders.

Voting rights

Ordinary shares

At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

i) one vote for each fully paid share held; and

ii) that proportion of a vote for any partly paid ordinary share held that the amount paid on the partly paid share bears to the total issue price of the share.

Macquarie Income Securities

Holders of Macquarie Income Securities, as holders of a stapled security that includes a preference share, have:

(a) the right to vote at any general meeting of the Bank only in each of the following circumstances:

i) during a period when two consecutive Semi-annual Dividends (as defined in the preference share terms) due and payable on the preference shares have not been paid in full, and no Optional Dividend (as defined in the preference share terms) has been paid;

ii) on any proposal to reduce the Bank's share capital;

iii) on any resolution to approve the terms of a buy-back agreement;

iv) on any proposal that affects the rights attaching to the preference shares;

v) on a proposal to wind up the Bank;

vi) on any proposal for the disposal of the whole of the Bank's property, business and undertaking;

vii) during the winding up of the Bank; and;

(b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Preferred Securities

Unpaid preference shares were issued by the Bank as part of the Macquarie Income Preferred Securities issue. Whilst these preference shares remain unpaid, they have no voting rights. If paid up, these preference shares will have the same voting rights as holders of Macquarie Income Securities, except that instead of having a right to vote in situation (a)(i) above, they have a right to vote at any general meeting of the Bank during a period in which a dividend has been declared on the preference shares but which has not been paid in full by the relevant dividend payment date.

Stock exchange listing

Fully paid ordinary shares issued by Macquarie Bank Limited and Macquarie Income Securities are quoted on the Australian Stock Exchange. Macquarie Bank's code on the Australian Stock Exchange is MBL and the Macquarie Income Securities' code is MBLHB. Macquarie Bank also has debt securities and debentures quoted on the Luxembourg Stock Exchange and the Channel Islands Stock Exchange respectively.

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Bank Limited shareholding or Macquarie Income Securities holding are invited to contact the Share Registry office below or visit its internet site at:
Website: www.computershare.com

Computershare Investor Services Pty Limited

GPO Box 242
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 855 080

Facsimile: +61 2 8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Any other enquiries relating to your Macquarie Bank share investment or Macquarie Income Securities can be directed to:

Investor relations

Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Bank's company secretary, Dennis Leong, may be contacted on the numbers above.

Fully paid ordinary shares

Twenty largest ordinary shareholders at 1 May 2005	Ordinary shares	% of Ordinary shares
J P Morgan Nominees Australia Limited	35,387,054	15.82%
Westpac Custodian Nominees Limited	23,768,018	10.63%
National Nominees Limited	23,465,732	10.49%
ANZ Nominees Limited	9,495,544	4.25%
Citicorp Nominees Pty Limited	7,009,864	3.13%
HSBC Custody Nominees (Australia) Limited	6,519,092	2.91%
Queensland Investment Corporation	5,258,071	2.35%
Cogent Nominees Pty Limited	3,934,693	1.76%
Argo Investments Limited	3,780,360	1.69%
Citicorp Nominees Pty Limited <CFS Wsle Geared Shr Fnd a/c>	3,644,425	1.63%
AMP Life Limited	3,239,839	1.45%
Citicorp Nominees Pty Limited <CFS Wsle Imputation Fnd a/c>	2,990,319	1.34%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	1,962,797	0.88%
Citicorp Nominees Pty Limited <CFS Wsle Aust Share Fnd a/c>	1,560,880	0.70%
IAG Nominees Pty Limited	1,534,599	0.68%
Cogent Nominees Pty Limited <SL Non Cash Collateral a/c>	1,303,423	0.58%
Cogent Nominees Pty Limited <SMP Accounts>	1,253,231	0.56%
IOOF Investment Management Limited	1,183,981	0.53%
Citicorp Nominees Pty Limited <CFS Wsle Industrial Shr a/c>	1,006,999	0.45%
Government Superannuation Office (a/c State Super Fund)	992,320	0.44%
	139,291,241	62.27%

Substantial shareholders

At 1 May 2005 the following shareholder was registered by the Company as a substantial shareholder, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Ordinary shares	Date of notice
Commonwealth Bank of Australia	18,222,547	8 March 2005

Spread of ordinary shareholdings

Details of the spread of ordinary shareholders at 1 May 2005 were as follows:

Range	Shareholders	Shares
1 – 1,000	34,747	13,605,439
1,001 – 5,000	8,628	17,548,115
5,001 – 10,000	818	5,876,948
10,001 – 100,000	797	21,897,426
100,001 shares and over	130	164,755,664
	45,120	223,683,592

497 shareholders (representing 2,242 fully paid shares) held less than a marketable parcel.

All 28,519,471 options on issue at 10 May 2005 are held by Bond Street Custodians Limited as nominee for participants in the Bank's Option Plans.

Macquarie Income Securities

Twenty largest Macquarie Income Security holders at 1 May 2005	Macquarie Income Securities	% of Macquarie Income Securities
Westpac Custodian Nominees Limited	357,569	8.94%
J P Morgan Nominees Australia Limited	227,396	5.68%
Questor Financial Services Limited <TPS RF a/c>	99,058	2.48%
RBC Global Services Australia Nominees Pty Limited <MLCI a/c>	77,795	1.94%
National Nominees Limited	54,607	1.37%
Australian Executor Trustee Limited	53,810	1.35%
ANZ Nominees Limited	43,815	1.10%
Citicorp Nominees Pty Ltd	26,970	0.67%
Temple Society Central Fund	25,500	0.63%
UBS Private Clients Australia Nominees Pty Ltd	22,945	0.57%
Custodial Services Limited	18,522	0.46%
ANZ Executors and Trustee Company Limited	18,228	0.45%
Citicorp Nominees Pty Limited <CFSIL Cwlth Spec 5 a/c>	16,841	0.42%
Argo Investments Limited	15,000	0.38%
Catholic Church Endowment Society Incorporated	15,000	0.38%
Questor Financial Services Limited <TPS Pip a/c>	14,309	0.36%
RBC Global Services Australia Nominees Pty Limited <NMSMT a/c>	10,670	0.27%
Rubicon Nominees Pty Ltd	10,050	0.25%
Albert Investments Pty Ltd	10,000	0.25%
Local Government Finance Authority of South Australia	10,000	0.25%
	1,128,085	28.20%

Spread of holdings

Details of the spread of Macquarie Income Security holders at 1 May 2005 were as follows:

	Holders	Securities
1 – 1,000	7,335	1,969,625
1,001 – 5,000	363	736,469
5,001 – 10,000	25	185,821
10,001 – 100,000	16	523,120
100,001 securities and over	2	584,965
	7,741	4,000,000

One holder (representing one Macquarie Income Security) held less than a marketable parcel.

Macquarie Income Preferred Securities

As at 1 May 2005, all 7,000 convertible debentures and all 350,000 unpaid preference shares, issued by the Bank as part of the Macquarie Income Preferred Securities issue, were held by Macquarie Capital Funding L.P. The registers in respect of the preference shares and convertible debentures are kept at the Bank's principal office at No. 1 Martin Place, Sydney, NSW, 2000; telephone number +61 2 8232 3333.

Financial year ended 31 March	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Financial performance ($ million)										
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890	2,465	**3,749**
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430	1,780	**2,588**
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	685	**1,161**
Income tax expense	6	21	26	53	79	53	76	96	161	**280**
Profit from ordinary activities	93	117	141	165	222	272	279	364	524	**881**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	–	–	**28**
Other outside equity interest	–	–	–	–	–	(1)	–	3	3	**1**
Macquarie Income Securities distributions	–	–	–	–	12	31	29	28	27	**29**
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	494	**823**
Financial position ($ million)										
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	**49,313**
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	**44,881**
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	2,833	**4,432**
Risk-weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	**19,771**
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	**16,463**
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	61	**42**
Share information*										
Cash dividends per share (cents per share)										
Interim	–	18	21	30	34	41	41	41	52	**61**
Final (a)	34.7 (b)	25	30	38	52	52	52	52	70	**100**
Special	–	–	–	–	–	–	–	50	–	**40**
Total	34.7 (b)	43	51	68	86	93	93	143	122	**201**
Basic earnings per share (cents per share)	61.0 (b)	74.89	88.09	101.33	124.33	138.88	132.83	164.84	233.02	**374.60**
Share price at 31 March ($)	5.78 (b)	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	**48.03**
Ordinary share capital (million shares) (c)	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	**223.7**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	832 (d)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	**10,744**
Ratios										
Return on average ordinary shareholders' funds	23.1%	25.5%	26.1%	26.8%	28.1%	27.1%	18.7%	18.7%	22.3%	**30.2%**
Payout ratio	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%(g)	53.2%	**54.3%**
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	**14.4%**
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	**21.2%**
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	**0.3%**
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	**0.0%**
Assets under management ($ billion) (e)										
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	21.5	**39.9**
Unlisted										
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.4	**14.8**
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	27.7	**34.2**
Total	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	**88.9**
Staff numbers (f)	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,802	5,716	**6,556**

* The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

(a) The 31 March 2005 final dividend is not included in the financial report in accordance with AASB 1044: *Provisions, Contingent Liabilities and Contingent Assets.* This accounting standard requires that provisions for dividends not be recognised until the dividend has been declared or publicly recommended by the Directors.
(b) Adjusted for June 1996 issue.
(c) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(d) Based on unadjusted share price of $6.00.
(e) This reflects the closing consolidated total assets of all Macquarie managed funds.
(f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
(g) Includes special dividend. The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding special dividend of 50 cents per share, payout ratio would have been 56.8%.

Australia

Sydney
No. 1 Martin Place
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

20 Bond Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

9 Hunter Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

9 George Street
Parramatta NSW 2150
Tel: +61 2 8820 8100
Fax: +61 2 8820 8108

Adelaide
Macquarie Adviser Services
Level 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Levels 1 & 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: +61 8 8203 0200
Fax: +61 8 8212 4829

Brisbane
Maquarie Bank Limited
Level 1, 300 Queen Street
Brisbane QLD 4000
Tel: +61 7 3233 5333
Fax: +61 7 3233 5370

Macquarie Adviser Services
Level 8, Comalco Place
12 Creek Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Level 2, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Tel: +61 7 3233 5888
Fax: +61 7 3229 5999

Gold Coast
Macquarie Financial Services
12 Short Street
Southport QLD 4215
Tel: +61 7 5532 8955
Fax: +61 7 5532 8731

Melbourne
Level 23, 101 Collins Street
Melbourne VIC 3000
Tel: +61 3 9635 8000
Fax: +61 3 9635 8080

Macquarie Adviser Services
Level 22, 101 Collins Street
Melbourne VIC 3000
Tel: 1800 808 508
Fax: 1800 550 140

Moorebank
D-Auction
25-29 Greenhills Avenue
Moorebank NSW 2170
Tel: +61 2 8778 2708
Fax: +61 2 8778 2741

Moree
Macquarie Cotton Australia
2/37 Greenbah Road
Moree NSW 2400
Tel: +61 2 6757 2000
Fax: +61 2 6752 5281

Newcastle
671–677 Hunter Street
Newcastle NSW 2300
Tel: +61 2 4925 6108
Fax: +61 2 4925 6109

Perth
Level 27, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0666
Fax: +61 8 9224 0633

Macquarie Adviser Services
Level 27, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Level 28, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0888
Fax: +61 8 9224 0895

Sunshine Coast
Macquarie Financial Services
69 Mary Street
Noosaville QLD 4566
Tel: +61 7 5474 1608
Fax: +61 7 5474 2359

Austria
Vienna
Wienerbergstrasse 11
Tower East, 31 Floor
1100 Vienna, Austria
Tel: +43 1 205 300 20
Fax: +43 1 205 300 30

Brazil
Sao Paulo
Rua Jeronimo da Veiga
45-14 amdar cj. 142
Sao Paulo SP 04536-000
Brazil
Tel: +5511 3066 2600
Fax: +5511 3167 3807

Canada
Toronto
Level 8, 121 King Street West
Toronto, Ontario, MH5 3T9
Canada
Tel: +1 416 594 0200
Fax: +1 416 594 0020

Vancouver
Suite 2664, Bentall Centre
1055 Dunsmuir Street
PO Box 49183
Vancouver BC, V7X 1K8
Canada
Tel: +1 604 605 3944
Fax: +1 604 605 1634

China
Beijing
Macquarie Investment Advisory (Beijing) Co., Ltd.
Suite 902, Block E2
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing 100738, PRC
Tel: +86 10 8518 8938
Fax: +86 10 8518 9716

Macquarie Property Group
Room 1010A-1011, Level 10
Ruoy Chai International Building
8 Yong An Dong Li
Jian Guo Men Wai Avenue
Chaoyang District
Beijing 100022, PRC
Tel: +86 10 8528 8986
Fax: +86 10 8528 8788

Shanghai
First China Property Group Limited
2585-2588, Level 25
City Center Tower B
100 Zun Yi Road, Hong Qiao
Shanghai 200051, PRC
Tel: +86 21 6237 1112
Fax: +86 21 6237 1387

Macquarie International Holdings Limited, Shanghai Representative Office
Room 1206-A15
Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200020, PRC
Tel: +86 21 5116 0559
Fax: +86 21 5116 0778

Tianjin
Tianjin Macquarie Property Development Management Co Ltd (Joint Venture)
145 Mu Nan Dao
Heping District
Tianjin 300050, PRC
Tel: +86 22 2313 4528
Fax: +86 22 2313 4529

France
Paris
Macquarie Europe Limited, Paris Branch
17, Square Edouard VII
75009 Paris, France
Tel: +33 1 5343 9326
Fax: +33 1 5343 9327

Germany
Frankfurt
Niederlassung Deutschland
Beethovenstraße 18
D-60325 Frankfurt, Germany
Tel: +49 69 7474 9710
Fax: +49 69 7474 9797

Munich
Promenadeplatz 8
(Gartenhaus 2. Stock)
80333 Munich, Germany
Tel: +49 89 290 530
Fax: +49 89 290 532

Hong Kong
Level 19, Citic Tower
1 Tim Mei Avenue
Central, Hong Kong
Tel: +85 2 2823 3700
Fax: +85 2 2823 3790

Macquarie Global Property Advisers
Level 21
8 Queen's Road
Central, Hong Kong
Tel: +85 2 3162 6000
Fax: +85 2 3168 2578

Indonesia
Jakarta
Jakarta Stock Exchange Building
Tower 2, 25th Floor
Jalan Jenderal, Sudirman Kav. 52-53
Jakarta 12190, Indonesia
Tel: +62 21 515 1818
Fax: +62 21 515 1212

Ireland
Dublin
Suite G001, Alexandra House
The Sweepstakes
Ballsbridge, Dublin 4, Ireland
Tel: +353 1 631 9351
Fax: +353 1 631 9434

Japan
Tokyo
20F The New Otani Garden Court
4-1 Kioi-cho, Chiyoda-ku
Tokyo 102-0094, Japan
Tel: +81 3 3512 7500
Fax: +81 3 3512 7771

Macquarie Properties Japan K.K.
16F Shiroyama JT Trust Tower
4-3-1 Toranomon, Minato-ku
Tokyo 105-6016, Japan
Tel: +81 3 5403 4600
Fax: +81 3 5403 4646

c/- Mizuho Securities
Level 6, Otemachi First Square
Chiyodo-ku
Tokyo 100-0004, Japan
Tel: +81 3 5208 3119
Fax: +81 3 3516 7224

Korea
Seoul
Macquarie International Limited, Seoul Branch
Level 6 Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8743
Fax: +822 3705 8790

Macquarie Capital Korea Co., Limited
Level 9, Hanwha Building
110 Sokong-Dong. Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8585

Macquarie Shinhan Infrastructure Management Co., Ltd
Level 9, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8596

Macquarie-IMM Investment Management Co., Ltd
Level 4, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3782 2300
Fax: +822 3782 2400

Macquarie Korea Co., Ltd
Level 4, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3782 2300
Fax: +822 3782 2299

Derivatives Business Unit
Kookmin Bank
36-3, Yoido-dong
Youngdeungpo-ku
Seoul 150-758, Korea
Tel: +822 2073 8905
Fax: +822 2073 8948

Woori Macquarie Equity Derivatives Business Cooperation
Level 10, Wooribank Building
203 Hoehyon-Dong 1-Ga,
Chung-Ku
Seoul 100-755, Korea

Macquarie International Asset Management Co., Ltd
Level 6, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8710
Fax: +822 3705 8789

Shinhan Macquarie Financial Advisory Co., Ltd
Level 9, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8555

Macquarie Securities Ltd, Seoul Branch
Level 8, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500

Malaysia
Kuala Lumpur
Level 10, Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: +603 2381 3081
Fax: +603 2381 3082

Labuan
Macquarie Bank Limited (Labuan Branch)
Unit Level 3 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 Federal Territory Labuan
Malaysia
Tel: +608 7583 080
Fax: +608 7583 088

New Zealand
Auckland
Level 14, Phillips Fox Tower
209 Queen Street
Auckland, New Zealand
Tel: +64 9 357 6931
Fax: +64 9 309 6220

Christchurch
Level 17, Forsyth Barr House
764 Colombo Street
Christchurch, New Zealand
Tel: +64 3 366 8851
Fax: +64 3 366 8852

Wellington
Level 5
95 Customhouse Quay
Wellington 6000
New Zealand
Tel: +64 4 462 4999
Fax: +64 4 462 4900

Philippines
Makati City
7/F Tower One & Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City 1226, Philippines
Tel: +63 2 857 0888
Fax: +63 2 891 9779

Singapore
23 Church Street
#11-05 Capital Square
Singapore 049481
Tel: +65 6231 1111
Fax: +65 6536 7002

South Africa
Cape Town
Ground Floor, Kildare House
Fedsure Oval, 1 Oakdale Road
Newlands 7700, Cape Town
South Africa
Tel: +27 21 670 1240
Fax: +27 21 670 1220

Johannesburg
17th Floor, The Forum
2 Maude Street
Sandton 2196
South Africa
Tel: +27 11 666 0360
Fax: +27 11 784 6251

c/- Nedbank Treasury
6th Floor Corporate Place
Nedcor Sandton
135 Rivonia Road,
Sandton 2196
South Africa
Tel: +27 11 535 4029
Fax: +27 11 625 7081

c/- ABSA Corporate and Merchant Bank
ABSA Towers, 1st Floor
180 Commissioner Street
Johannesburg 2001
South Africa
Tel: +27 11 350 8392
Fax: +27 11 350 2519

Switzerland
Geneva
Macquarie Bank
Geneva Representative Office
7, rue du Commerce
CH-1204 Geneva Switzerland
Tel: +41 22 818 7777
Fax: +41 22 818 7676

Taiwan
Taipei
5F., Concord Building,
No. 2, Fusing South Road,
Sec. 1, Taipei, Taiwan 10492
Tel: +886 2 2734 7500
Fax: +886 2 8772 1497

Macquarie (Asia) Pty Ltd
Macquarie Electronics
Taiwan Branch
10Fl-3, No. 120 Gong-Dao Wu Road
Section 2, Hsin-Chu 300, Taiwan
Tel: +886 3 572 3100
Fax: +886 3 572 3101

Thailand

Bangkok
Level 8, Sindhorn Tower 1
130-132 Wireless Road
Bangkok 10330
Thailand
Tel: +662 263 2888
Fax: +662 263 2898

United Kingdom

London
Level 30, CityPoint
1 Ropemaker Street
London EC2Y 9HD
United Kingdom
Tel: +44 20 7065 2000
Fax: +44 20 7065 2017

USA

Boston
225 Franklin Street, 26th Floor
Boston, Massachusetts, USA
Tel: +1 617 217 2103

Charleston
Suite B
550 Long Point Road
Mount Pleasant, SC 29464
USA

Chicago
Chicago Macquarie Real Estate Inc.
One North Wacker Drive
9th Floor, Chicago, Illinois, USA
Tel: +1 312 499 8600
Fax: +1 312 499 8686

Irvine
Suite 330
18101 Von Karman Avenue
Irvine, CA 92612, USA
Tel: +1 949 225 4429
Fax: +1 949 225 4439

Houston
Macquarie Bank Limited Representative Office
Macquarie Americas Corporate
Suite 4550, 333 Clay Street
Houston TX 77002, USA
Tel: +1 713 986 3600
Fax: +1 713 986 3210

Jupiter
Medallist Developments
1070 East Indiantown Road
Suite 208, Jupiter, Florida 33477
USA
Tel: +1 561 743 9062
Fax: +1 561 743 2406

Los Angeles
2nd Floor, Suite 205
10100 Santa Monica Boulevard
Los Angeles, CA 90067, USA
Tel: +1 312 499 8500
Fax: +1 312 499 8686

Memphis
Suite 6, 5125 Elmore Road
Memphis, TN 38134, USA
Tel: +1 901 322 7400
Fax: +1 901 322 7402

New York
From August 2005
125 West 55th Street
New York, NY 10019, USA

Level 21
600 Fifth Avenue,
New York, NY 10020, USA
Tel: +1 212 548 6555
Fax: +1 212 399 8929

San Diego
Macquarie Electronics USA Inc.
Suite 366
11440 West Bernard Court
San Diego, CA 92127, USA
Tel: +1 858 207 1096
Fax: +1 858 207 1097

San Francisco
Macquarie Securities (USA) Inc.
San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA 94111, USA
Tel: +1 415 835 1235
Fax: +1 415 835 1236

San Jose
2153 O'Toole Avenue
Suite E
San Jose, CA 95131, USA
Tel: +1 408 965 3860
Fax:+1 408 965 3899

Seattle
Suite 2975, 1420 Fifth Avenue,
Seattle, WA 98101, USA
Tel: +1 206 674 3380
Fax: +1 206 674 3394

Investor relations
Tel: +61 2 8232 5006
Fax: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com

Registered office
Level 3, 25 National Circuit
Forrest ACT 2603
Tel: +61 2 6225 3000

Share registry
Computershare Investor Services Pty Ltd
GPO Box 242
Melbourne VIC 8060
Toll free: 1300 855 080
Tel: +61 3 9415 4000
Fax: +61 2 8234 5050

Designed by emeryfrost Cover photography Stephen Ward

The report cover has been printed on Mediaprint Silk an EMAS certified stock produced by Oulu Mill, Storaenso, mill registration number FIN-000021.

The report text has been printed on Presto an EMAS certified stock produced by Ehingen & Alfeld Mills, Sappi Fine Paper Europe, mill registration number D-133-00011 and D-177-00032.



eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.



www.macquarie.com.au


MACQUARIE
BANK

Macquarie Bank Limited

Result Announcement for the year ended 31 March 2005

Presentation to Investors and Analysts

David Clarke, Executive Chairman

Allan Moss, Managing Director & Chief Executive Officer

Greg Ward, Chief Financial Officer

17 May 2005


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the year & Outlook	Allan Moss
4. Appendices: → Global challenges → 5 year history	

Unless otherwise specified all information is for year ended 31 March 2005 and increases are on the prior corresponding year.

Incheon Expressway (pictured on cover) is a 40km toll linked road between Seoul and Incheon International Airport in Korea in which the Korean Road Infrastructure Fund has a 24% interest.


MACQUARIE
BANK

67% increase in profit

After tax (attributable to ordinary equity holders)

	FY 2005	FY 2004	Increase on pcp
Inc. MGQ	$A823m	$A494m	67%
Ex. MGQ	$A732m	--	48%

Pre tax (attributable to ordinary equity holders)

	FY 2005	FY 2004	Increase on pcp
Inc. MGQ	$A1,103m	$A654m	69%
Ex. MGQ	$A973m	--	49%


MACQUARIE
BANK

EPS, dividends and franking

Rewarding shareholders in an extraordinary year

	2005	2004
	cps	cps
EPS	375	233
Total Ordinary Dividend	161	122
Special Dividend	40	-
Total Dividends	**201**	**122**

All dividends franked to 90%

- → 61% increase in EPS on pcp (43% excluding impact of MGQ formation)
- → 65% increase in total dividends per share on pcp
- → Distribution of MGQ profit as a special dividend due to extraordinary performance in current year
- → 54% payout ratio on total dividends for year ended 31 March 2005


MACQUARIE
BANK

Macquarie Bank total shareholder return 2000-2005

%
140
120
100
80
60
40
20
0
119%
58%
MBL
All Ordinaries
Accumulation Index

Total shareholder return from 31 March 2000 to 31 March 2005


MACQUARIE
BANK

Macquarie family of listed funds total shareholder return 2000-2005

%
160
140
120
100
80
60
40
20
0
-20
-40
151%
-31%
Macquarie family
MSCI World Index ($A)

Total shareholder return from 31 March 2000 to 31 March 2005. Refer to glossary for definition of Macquarie family. MSCI World Index has been converted to show $A returns.Actual (USD) index return over the period was -12%.


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the year & Outlook	Allan Moss
4. Appendices: → Global challenges → 5 year history	

Unless otherwise specified all information is for year ended 31 March 2005 and increases are on the prior corresponding year.


MACQUARIE
BANK

A very successful year

Profit after tax	$A823m	↑ 67%
Basic EPS	374.6 cents	↑ 61%
ROE	30.2% p.a.	↑ 7.9% p.a.
Total dividend	201 cps	↑ 65%
Operating income*	$A3,655m	↑ 54%
International income^	$A1,273m	↑ 83%
Assets under management	$A88.9b	↑ 42%

* Income and expenses have been adjusted to net items in respect of businesses held for resale as Other income ^ Excluding earnings on capital


MACQUARIE
BANK



Key drivers of year

- Substantial international growth: people, achievements and revenues
- All Groups reported record results
- Strong fund performance and performance fees
- Assets under management up 42% from $62.6b to $88.9b and associated base fee growth
- Market conditions continued to be broadly favourable/ exceptional across most markets
- Formation of MGQ
- Asset realisations


MACQUARIE
BANK

Key drivers of year

- Successful bidder in a larger number of investment banking and fund related transactions
- Effective diversification of product range in equity derivatives business
- Excellent year for institutional stockbroking in Australian and Asian stocks
- Broad growth in treasury and commodities businesses
- Favourable markets for retail financial services with continuing focus on cost management


MACQUARIE
BANK

Profit growth

67% increase to $A823m*

$Am
900
800
700
600
500
400
300
200
100
0
Gain realised on formation of MGQ
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

* Including gain realised on formation of MGQ


MACQUARIE
BANK

Operating income

54% increase to $A3,655m

$Am
4000
3500
3000
2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
Other income
Net interest income
Trading income
Fee and commission income


MACQUARIE
BANK

Fee and commission income

45% increase to $A1,907m

$Am
600
500
400
300
200
100
0
□2003 ■2004 □2005
Base fees
Performance fees
M&A, advisory, underwriting
Brokerage and commission
Financial products
Banking, lending and securitisation
Other


MACQUARIE
BANK

Base management fees

22% increase to $A388m

AUM ($Ab)
Base Fees ($Am)
100
90
80
70
60
50
40
30
20
10
0
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
Development capital & other
Property
Infrastructure
FSG/FMG - retail
FSG/FMG - wholesale
Base fees

→ AUM up 42% to $A89b


MACQUARIE
BANK

Assets under management growth

42% increase to $A89b


AUM ($Ab)
100
90
80
70
60
50
40
30
20
10
0
2004
2005
Movement
AUM Growth ($Ab)
25
20
15
10
5
0
FSG/FMG Wholesale
FSG/FMG Retail
Other
Property
Infrastructure

- → New funds include MIC, MEIF, MPCG, CEU
- → Significant expansion in existing funds including MCW, MAP, MCG
- → Further growth in FSG/FMG wholesale AUM


MACQUARIE
BANK

Fund raisings

$A13.8b raised since April 2004
40% from international investors

A$b
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0

Fund	Raising ($Am)	Predominant locale of investors
MEIF	1,229	Europe & North America
ConnectEast	1,092	Australia
MAP	1,041	Australia & Foreign
MCG	1,023	Australia
MCQ	1,000	Australia
MCW	978	Australia
MIC	853	USA & Australia
MIG	791	Australia
Four Corners	788	USA
KRIF	764	Korea
MOF*	761	Australia
DUET	659	Australia
MGPA	390	Foreign
MDT	370	Australia
Ascendas	315	Singapore
MPR	243	Australia
MPT	214	Canada
GIF II	190	Australia
AIIF	135	South Africa
MPG	107	Australia
Other	468	Australia

Funds raised by Macquarie and joint venture fund manager partners

*Estimated value of MOF units issued to Principal America Office Trust (PAO) unitholders as part of the consideration in acquiring PAO units


MACQUARIE
BANK

Performance management fees

39% increase to $A312m

$Am
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
FSG/FMG
MAP
Other specialist
Property
Infrastructure - other
MCG
MIG
MIC


MACQUARIE
BANK

Trading income

30% increase to $A730m


$Am
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
Interest Rate Products
Foreign Exchange
Commodities
Equities

→ Equities increase reflects a more diversified product range

→ Commodities reflects increased customer demand, expanded product range and market volatility


MACQUARIE
BANK

Net interest income

33% increase to $A405m


$Am
500
400
300
200
100
0
-100
2001
2002
2003
2004
2005
Non-interest bearing assets
Interest bearing trading assets and other securities
Loan assets

Growth of average loan assets


Volume ($Am)
Spread (%)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001
2002
2003
2004
2005
Loan Assets Volume (average)
Loan Assets Spread


MACQUARIE
BANK

Other income

Significant items include:

	$Am
Gain on sale/deconsolidation	
→Formation of MGQ	300
→MCG	91
→Atlantic Aviation, District Energy, MAG, CH4, SEW, Arlanda, DUET, property investments, Malaysian funds management JV	129
Dividends and Distributions	
→Investments in Infrastructure Funds (DUET, MCG, MAG, MIG, MAP)	42
→Investments in Property Funds (MOF, MDT, MCW, MPR)	25
→Other	17
Equity accounted income (including MGM, MCP, MPR)	35
Other (including loan losses and other general provision for credit losses	(26)
Total	613


MACQUARIE
BANK

Business segment analysis


Investment banking 34%
Mergers and acquisitions, advisory and underwriting
Up 63% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 36%
Infrastructure, property and other specialist funds
Up 81% on pcp*
Retail and wholesale funds management and private client broking
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 11% on pcp**
Financial markets 17%
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending
Up 46% on pcp
Lending 13%

* Includes profit on formation of MGQ. **Includes changes in asset values and realisation of investment in East African Gold Mines in *prior year*.


MACQUARIE
BANK

Cost management

Headcount
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
77.9
77.8
74.9
68.2
2001
2002
2003
2004
2005
Expense/income ratio (%)
80
78
76
74
72
70
68
66
64
62
FSG
FMG
EMG
BPG
T&C
IBG
Service areas
Expense/Income ratio*

* Excluding income associated with the formation of MGQ, expense/income ratio is 69.2%


MACQUARIE
BANK

Taxation

	2005 %	2004 %
Corporate tax rate	**30.0**	**30.0**
Rate differential on offshore income	(5.0)	(4.3)
Other	0.4	(1.2)
Effective tax rate	**25.4**	**24.5**

→ Macquarie Income Securities
- → Full Federal Court heard Macquarie's appeal in February 2005
- → Awaiting judgement
- → Macquarie is adequately provided

→ R&D syndicates
- → First litigated syndicate resolved in Macquarie's favour
- → Six Macquarie syndicates remain under ATO review
- → Expect to resolve for a non-material amount


MACQUARIE
BANK

Capital management

Tier 1 capital
($Ab)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
-0.5
-1.0
1997
1998
1999
2000
2001
2002
2003
2004
2005
Tier 1 ratio
(%)
20
18
16
14
12
10
8
6
4
2
0
Tier 1 ratio
MIPS
MIS
CPS
Ordinary equity
Tier 1 deductions

→ Issue of £350m Tier 1 eligible securities in Sept 2005

→ Commencing ADR program


MACQUARIE
BANK

Equity investments*

144% increase to $A2b

$Am
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
MGQ
MIG
MCW
MOF
MAP
MCG
KRIF
MEIF
MAG
MIC
Other securities
Associates and joint ventures
Other equity investments

*Comprises investments in listed and unlisted equity securities at book value


MACQUARIE
BANK

Equity investments – market vs. book value

Market value is $A436m above book value

$Am
3,000
2,500
2,000
1,500
1,000
500
0
Book value
Market value
2000
2001
2002
2003
2004
2005

For unlisted investments, market value is assumed to equal book value. For listed investments, market value is based on share prices at 31 March 2005.


MACQUARIE
BANK

Seed assets are being recycled

$Am
1000
900
800
700
600
500
400
300
200
100
0
Jan 01
Jun 01
Nov 01
Apr 02
Sep 02
Feb 03
Jul 03
Dec 03
May 04
Oct 04
Mar 05
Altalink
Bristol Airport
US REIT (MPR)
Broadcast Australia
1 Martin Place
Michigan Electric Transmission Company
South East Water
Arlanda Express
Radio assets
Atlantic Aviation
District Energy
Wales & West
Renewable Energy
NTL UK
Brussels Airport
Radio Assets

*Economic exposure following financial close of assets held with the intention that they will be transferred into a fund. Excludes commitments. At May 2005.


MACQUARIE
BANK

International Financial Reporting Standards (IFRS)

- IFRS applicable from 1 April 2005
- Key reporting impacts:
  - Share based payments
  - Financial Instruments – hedging & derivatives, loan impairment
  - Consolidation of Special Purpose Entities
  - Equity accounting for investments in Macquarie managed funds
- Group not significantly impacted by:
  - Employee defined benefit schemes
  - Goodwill & intangibles
  - Classification of hybrids
- No impact on management decisions and business performance
- No impact on dividend policy
- Still some uncertainties – IFRS interpretations continue to evolve


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the year & Outlook	Allan Moss
4. Appendices: → Global challenges → 5 year history	

Unless otherwise specified all information is for year ended 31 March 2005 and increases are on the prior corresponding year.


MACQUARIE
BANK

Major strategic achievements – Asia

- **Macquarie Securities Asia (ING)** – already profitable and growing
- **Asia-wide investment banking capability** – completed $US530m SM Investments Corporation IPO, largest raising in Philippines' history
- **Malaysian stock broking licence** – one of only five to be awarded to foreign firms
- **Expansion of structured equity offering** – products over Korean, Taiwanese, Singaporean and Japanese markets
- **Korean securities funds management JV** – AUM (Macquarie share) up 62% to $A3.5b
- Post balance date:
  - **Thai Military Bank joint venture** – stockbroking and investment banking
  - **Macquarie International Infrastructure Fund** – proposed IPO on Singapore stock exchange


MACQUARIE
BANK

Major strategic achievements – Europe and the Middle East

- **Macquarie European Infrastructure Fund** established
  - Seed assets South East Water and Arlanda Express
  - Subsequent acquisitions Wales and the West, 10% Brussels International Airport, Energy Power Resources
- **Brussels International Airport Company** – 70% acquired by MAP-led consortium for €735m
- **NTL:Broadcast UK** – acquired by MCG-led consortium for £1.3b
- **Macquarie Global Property Advisers** – managing $US1.9b of assets in Europe and Asia and growing
- **Novera Macquarie Renewable Energy JV** – one of the largest renewable energy portfolios in UK, total value £121m
- **Energy Markets** – global service headquartered in London, significantly increased contribution
- **Agricultural commodities structured products** – London business established
- Post balance date: **Treasury and commodities Abu Dhabi JV**


MACQUARIE
BANK

Major strategic achievements – the Americas

- **Macquarie Infrastructure Company** (MIC) – $US535m IPO, New York Stock Exchange
- **Chicago Skyway** – acquired by MIG-Cintra consortium for $US1.8b
- Macquarie Property and JV partners – acquired **$US5.5b of property** including
  - MCW with Regency Centers - $US2.8b portfolio of **US shopping centres**
  - MOF - takeover of $A1.3b **Principal America Office Trust**
- **Macquarie Power Income Fund** (MPT) – $C212m IPO, Toronto Stock Exchange
- **Leisureworld** – Canadian aged care provider acquired for $C528m, intended transfer to Macquarie-managed fund
- **No.1 for overall research/sales quality** in **Australian equities***
- **Commodities growth** – strong growth in cotton and oil and gas financing; energy derivatives teams established in NY and Houston

*Greenwich


MACQUARIE
BANK

Major strategic achievements – Australia & New Zealand

- **ConnectEast** Group, supported by Macquarie Bank, Thiess, John Holland – awarded 39-year concession for Mitcham-Frankston Project; $A1.1b IPO
- **Macquarie Goodman Group** (MGQ) – merger of MGI and MGM to form Australia's largest industrial property group
- **Diversified Utility and Energy Trusts** (joint venture with AMP Capital) – $A664m raised, consortium with Alinta and Alcoa acquired Dampier to Bunbury Natural Gas Pipeline for $A1.9b
- **Regional radio** – acquired 92 stations in 45 regional markets
- **Macquarie Private Capital Group** – $A107m IPO

MACQUARIE BANK

Major strategic achievements – Australia & New Zealand

- Launched integrated **hedge funds business**
- **CMT** exceeded $A10b; **WRAP** exceeded $A14b
- **Margin lending** – rapid growth, up 47%
- **New Zealand wealth management business** – acquired 49% of Brook Asset Management and other expansion
- **No. 2 broker** by ASX market share 2004 calendar year, No. 1 first quarter 2005
- Post balance date:
  - **Macquarie Capital Alliance Group** – $A1b IPO




MACQUARIE
BANK

International income a major driver

37% of total income^

→ Already half the income of some Groups

$Ab
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
25%
65%
2%
43%
12%
48%
FMG
EMG
FSG
TCG
BPG*
IBG
International
Australian

^ Excluding earnings on capital * Includes profit from MGQ realisation


MACQUARIE
BANK

Record contributions by all Groups

Index

	2004	2005

180
160
140
120
100
80
60
40
20
0
2004
2005
Funds Management
Financial Services
Equity Markets
Treasury & Commodities
Banking & Property*
Investment Banking

Percentage contribution based on management accounts pre-tax and pre-profit share, 2004 indexed to 100 * Including profit from MGQ formation


MACQUARIE
BANK

Investment Banking


51%^

Comments on the year:

- Excellent result in strong environment, 73% up on pcp (95% excluding MDI which was boosted by asset realisations in pcp)

Corporate Finance – 38% of MBL^

- 98% up on pcp. Includes realisations/distributions on MCG, MAG and DUET
- Outstanding performance from infrastructure including specialist funds
- Strong M&A and ECM deal flows in Australia and growing business internationally; leading market positions:
  - No. 1 ECM Australian equity raised[1]; No. 2 announced M&A[2]; No. 1 globally completed project finance mandates[3]
- Equity under management* up 101% from $A13.5b to $A27.1b
  - Additional raisings by most funds from broadened international investor base
  - Establishment of new funds including MEIF, MPT, MIC, DUET
  - New seed assets – regional radio business in Australia and renewable energy business in the UK

^ Percentage contribution based on management accounts pre-tax and pre-profit share. 1.Bloomberg 2. Thomson Financial 3. Project Finance International
*Refer to glossary for definition of Equity Under Management


MACQUARIE
BANK

Investment Banking (cont.)

- Significant and growing contribution from international businesses
- Notable Corporate Finance transactions during the year

Infrastructure	**Alinta**/Duke Energy, Greater Nottingham LIFT, Thermal Chicago Corporation, ETT Nevada, Yong-In Light Rail Transit, Atlantic Aviation, DUET IPO, APT Pipeline Investment/**CMS International**, Wales & West Gas Distribution Network*, Sydney Airport refinancing, Dampier to Bunbury Pipeline, Cintra IPO, ConnectEast bid and IPO, Brussels International Airport, Novera Energy/Macquarie Bank joint venture, Chicago Skyway, **Transurban Group**/Hills Motorway*, Copenhagen Airport, Energy Power Resources Limited
Industrials	Reject Shop IPO, Super Cheap IPO, **MIA Group**/DCA Group, PT. Tanjungenim Lestari Pulp & Paper refinancing (Singapore), SM Investments Corporation IPO (Philippines), **SPC Ardmona**/Coca-Cola Amatil
Financials	**AXA Asia Pacific**/AXA SA, **Macquarie Bank**/ING Asia, Banco de Oro placement (Philippines)

* Not yet completed at 31 March 2005


MACQUARIE
BANK

Investment Banking (cont.)

→ Notable Corporate Finance transactions during the year

Property	**Westfield Group** stapling and merger, **Macquarie Office Trust**/Principal America Office Trust, Ascendas Real Estate Investment Trust offer (Singapore), **Mirvac Group**/James Fielding Group, **Macquarie Goodman Management/** Macquarie Goodman Industrial Trust, **General Property Trust**/Stockland/internalisation proposal, **Macquarie Countrywide**/First Washington/CalPERS, **Macquarie Goodman Property Trust**/Macquarie Goodman Group (New Zealand)
Resources	**Lundin Mining**/Zinkgruvan Mine, Centennial Coal refinancing, **Santos**/PT Medco Energi, Semirara Mining placement (Philippines), **Oxiana**/Minotaur Resources, **Centennial Coal**/Austral Coal*, **Lundin Mining**/ARCON International*
TMET	**Telstra**/KAZ, **Publishing & Broadcasting**/Burswood, DMG Regional Radio & RG Capital Radio, NTL:Broadcast, **Transfield Services**/AREVA (New Zealand)

* Not yet completed at 31 March 2005


MACQUARIE
BANK

Investment Banking (cont.)

Macquarie Securities (institutional stockbroking) – 7% of MBL^

- Excellent result – significantly up on pcp due to strong increases in secondary market revenues and ECM transactions
- No.1 in Australia, Asia & US for overall research/sales quality in Australian equities*
- Macquarie Securities Asia operating profitably
  - better than expected result due to improved market conditions and market shares
  - good ECM transactions, particularly from the Philippines

Financial Products – 4% of MBL^

- Continued growth of retail financial products business in Australia, expansion into the US and Europe

Macquarie Capital – 2% of MBL^

- 20% growth in leasing books from $A3.0 b to $A3.6 b

^ Percentage contribution based on management accounts pre-tax and pre-profit share *Peter Lee/Greenwich


MACQUARIE
BANK

Investment Banking (cont.)

Post balance date:

- Macquarie Capital Alliance Group – $A1b IPO
- Macquarie International Infrastructure Fund proposed IPO on Singapore Stock Exchange

Current operating environment:

- Activity remains strong across the Group
- Asian business growing
- Benefiting from reasonable equity issuance activity and M&A conditions


MACQUARIE
BANK

Investment Banking (cont.)

Outlook:

- Expansion of Asian investment banking business
- Expanding funds and investor base
- Continued international growth
- Quality staff growth provides good foundation (15% increase on pcp to over 1,800)
- If recent softening in equity markets is sustained it will be challenging to repeat last year's excellent result
- Anticipate increase in revenue and profit over the medium term providing no material change in market conditions


MACQUARIE BANK

Banking and Property


22%^

Comments on the year:

- → Excellent contribution, 200% up on pcp (24% excluding profit on MGQ formation)
- → Property contribution around 60% of total excluding MGQ
  - → Property assets under management (including associates)* up 90% from $A10.9b to $A20.7b
- → Significant strategic achievements :
  - → Macquarie Global Property Advisors – managing $US1.9b assets in Europe and Asia
  - → MOF – $A1.3b takeover of The Principal America Office Trust
  - → MCW – acquisition of $US2.8b portfolio of US shopping centres with Regency Centers
- → Property Finance (US, Australia) and Property Investment Banking businesses also strong contributors

^ Percentage contribution based on management accounts pre-tax and pre-profit share *Represents total assets under management of funds where Macquarie controls or significantly influences the fund manager, including 100% of MGQ


MACQUARIE
BANK

Banking and Property (cont.)

Comments on the year (cont.):

→ Growth in:

- → Australian and US mortgages
- → Margin and capital protected loans
- → Banking deposit and loan volumes

Current operating environment:

→ Australian residential property market continues to soften

→ Active equity markets good for margin lending

→ Greater international acceptance of REIT model providing significant opportunities, particularly in Asia


MACQUARIE
BANK

Banking and Property (cont.)

Outlook:

- Continued growth in Australian and US mortgages
- Continued focus on niche international opportunities:
  - Italian mortgages
  - UK property finance
  - Expansion of Asian and European real estate investment business, including the exploration of emerging REIT opportunities
- Business well protected due to strong risk management and credit policies


MACQUARIE
BANK

Treasury & Commodities


13%^

Comments on the year:

- Strong result – 30% up on strong pcp
- Foreign Exchange and Metals & Energy Capital remain the leading contributors
  - Foreign exchange up on strong pcp due to high volatility and good volumes
  - Metals & Energy Capital down on pcp (well up excluding major asset realisation in pcp)
  - Good growth in oil and gas financing, realisation of a number of investments during the year
- Good results from other Divisions, in particular
  - Agricultural Commodities strong performance reflecting increased market volatility and broader product range
  - Energy Markets now established with good customer business flows, good contribution
  - Futures and Treasury up on pcp, Debt Markets broadly in line

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Treasury & Commodities (cont.)

Post balance date:

- → Joint venture established with Abu Dhabi Commercial Bank

Current operating environment:

- → Continuing high level of commodity market volatility
- → Transaction volumes generally satisfactory, with increasing volumes in a number of markets

Outlook:

- → Maintain strong domestic market positions
- → Continue to expand existing and new businesses offshore – future contribution subject to market conditions
- → Repeating strong result next year dependent on operating conditions


MACQUARIE
BANK

Equity Markets


9%^

Comments on the year:

- Good result, slightly ahead of pcp. Increased contributions from relatively new and emerging businesses
- Hong Kong – strong result though significantly down on record pcp. Greater focus on higher margin structured products
- Australia – record result. Maintained position as leading warrant issuer. Further diversification of product range
- South Korea – good results in first full year of operation
- Brazil, South Africa – good results. Japan – profitable but down. Singapore – commenced warrant issuance in December; small trading profit before start up costs
- Hedge Fund activities – good first year results across product range
- Increased sale of US and European risk products to Asian investors combined with good arbitrage trading across these markets

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Equity Markets (cont.)

Comments on the year (cont.):

→ Increased contribution from international structured equity solutions offered across a range of geographic markets, in particular Germany

Current operating environment:

→ Solid market volumes and share prices

→ Implied equity volatilities at historically low levels

Outlook:

→ Continue to be leveraged to global market activity levels, but better positioned due to more diverse business mix

→ Greater focus on Asia (Korea and Taiwan) and US

→ New York desk to enhance international trading operations


MACQUARIE
BANK

Financial Services


4%^

Comments on the year:

- Good result, 20% up on pcp (52% excluding profit from sale of South African JV in prior year)
- Driven by:
  - Increases in market share across all major products
  - Growth in client numbers – to over 600,000
  - Favourable markets
  - Diversification
  - Cost management
- Continued increase in annuity based income through Wrap, CMT and superannuation
  - CMT up 13% $10.6b; Wrap up 55% to $14.1b; Superannuation portfolio up 38% to $12.6b
- Launch of 3rd party managed fund distribution business introducing international funds to Australian market
- Growth in distribution of yield related alternative asset products

^ Percentage contribution based on management accounts pre-tax and pre-profit share



MACQUARIE
BANK

Financial Services (cont.)

Comments on the year (cont.):

- Expanded NZ operations with acquisition of 49% of Brook Asset Management and other initiatives

Current operating environment:

- Continuing equity market activity supports growth
- Strong inflows into superannuation
- Record inflows into Wrap platforms; strong continuing growth in cash management products

Outlook:

- Continuing to investigate both domestic and international investment opportunities
  - Expansion of alternative asset product manufacture and distribution
  - Establish partnerships to facilitate distribution of domestic and international product
- Expect continued development of private client broking and wealth management businesses


MACQUARIE
BANK

Funds Management


1%^

Comments on the full year:

- Contribution 66% up on pcp (34% excluding net income from JV realisations)
- Total funds under management up 16% from $A36.2b to $A42.0b
  - Strong flows in cash, currency, listed property and private equity
  - Active equities funds performed well
  - Successful listing of $A107m Macquarie Private Capital Group
- Good growth in Korean joint venture

Current operating environment/Outlook:

- Favourable conditions expected across most asset classes over the medium term
- Expansion of higher-margin offerings in Australia and Asia:
  - Hedge funds, private equity and listed property
  - Expand retail-focused product offering
- Seeking further international joint ventures

^ Percentage contribution based on management accounts pre-tax and pre-profit share


MACQUARIE
BANK

Risk management is the top priority for all managers

Board & management focus

Strong risk management processes & transparent management reporting

Conservative capital policy

Diversified earnings

Business expertise


MACQUARIE
BANK

Strong risk management processes

- New initiatives build on existing competencies, or are developed with partners or joint venturers
- Risk commitments generally start small
- Particular controls and standards in offshore offices include:
  - Strong local management
  - Frequent management visits
  - Frequent internal audit reviews
  - Mix of experienced Macquarie staff and new staff
  - Central oversight of risk management
  - Centralised payment control


MACQUARIE
BANK

Macquarie remuneration to revenue ratio in line with competitors despite higher ROE


Remuneration as percent of revenue (%)
60
50
40
30
20
10
0
Macquarie


Return on Equity (%)
35
30
25
20
15
10
5
0
Macquarie

Source: Most recent statutory accounts / annual SEC filings. Includes Bear Stearns, CSFB (USA), Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS Group.


MACQUARIE
BANK

Profit growth significantly exceeds growth in employment expenses


Year on year growth
70%
60%
50%
40%
30%
20%
10%
0%
Profit
Total employment costs


MACQUARIE
BANK

Macquarie family including listed & unlisted specialist funds is now very substantial

Hypothetical:

Macquarie family S&P/ASX All Ordinaries market capitalisation

Rank	Company ASX Code	Market Cap ($Ab)
1	NWS	66.5
2	BHP	63.9
3	CBA	44.4
4	NAB	44.2
→	Macquarie family	41.3
5	ANZ	37.6
6	WBC	34.2
7	TLS	30.5
8	WDC	27.7
9	RIO	22.5

Rank	Company ASX Code	Market Cap ($Ab)
10	WOW	16.7
11	WPL	16.2
12	WES	14.7
13	AMP	13.2
14	SGB	12.6
15	CML	11.6
16	QBE	11.1
17	MBL	10.7
18	SUN	10.5
19	FGL	10.3
20	PBL	10.2

Based on market capitalisations in the S&P/ASX All Ordinaries Index as at 31 March 2005. Note NWS includes Class A and B securities. MBL family hypothetical market capitalisation comprises the market capitalisations of all listed Macquarie entities at 31 March 2005 and the capitalisation of all Macquarie unlisted funds, as measured by net asset value at 31 March 2005. Refer to glossary for definition of Macquarie family


MACQUARIE
BANK

Macquarie family including listed & unlisted specialist funds is now very substantial within Asia Pacific

Hypothetical:

Macquarie family would rank #23 in the MSCI All Country Asia Pacific Index as measured by USD market capitalisation

Mkt Cap Rank	Company	Country
20	Commonwealth Bank	Australia
21	National Australia Bank	Australia
22	Tokyo Electric Power Co.	Japan
23	Macquarie family	Australia
24	ANZ Banking Group	Australia
25	Oil & Natural Gas Corp	India
26	Nomura Holdings	Japan

Data as at 31 March 2005. MBL family hypothetical market capitalisation comprises the market capitalisations of all listed Macquarie entities at 31 March 2005 and the capitalisation of all Macquarie unlisted funds, as measured by net asset value at 31 March 2005. Refer to glossary for definition of Macquarie family


MACQUARIE
BANK

Macquarie family including listed & unlisted specialist funds is now very substantial globally

Hypothetical:

Macquarie family would rank #159 in the MSCI World Index as measured by USD market capitalisation.

Mkt Cap Rank	Company	Country
156	Repsol YPF	Spain
157	Kimberly-Clark Corp	USA
158	Honeywell International	USA
159	Macquarie family	Australia
160	RWE Stamm	Germany
161	MBNA Corp	USA
162	Caterpillar	USA

Data as at 31 March 2005. MBL family hypothetical market capitalisation comprises the market capitalisations of all listed Macquarie entities at 31 March 2005 and the capitalisation of all Macquarie unlisted funds, as measured by net asset value at 31 March 2005. Refer to glossary for definition of Macquarie family


MACQUARIE
BANK

Overall outlook

- Aiming to repeat FY2005 result in FY2006, excluding:
  - profit realisation on formation of MGQ
  - IFRS impact
- Subject to:
  - Performance fees on specialist funds
  - Market conditions
  - Asset realisations
- We note that equity market conditions have recently softened and we may not achieve this outcome if this softening is sustained


MACQUARIE
BANK

Medium term outlook

- We continue to be well placed due to:
  - Good businesses
  - Diversification
  - Benefits of major growth strategic initiatives
  - Committed quality staff
  - Effective prudential controls
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses


MACQUARIE
BANK

Macquarie Bank Limited

Result Announcement for the year ended 31 March 2005

Presentation to Investors and Analysts

David Clarke, Executive Chairman

Allan Moss, Managing Director & Chief Executive Officer

Greg Ward, Chief Financial Officer

17 May 2005


MACQUARIE
BANK

Agenda

1. Introduction	David Clarke
2. Result analysis	Greg Ward
3. Overview of the year & Outlook	Allan Moss

4. Appendices:
- → Global challenges
- → 5 year history

Unless otherwise specified all information is for year ended 31 March 2005 and increases are on the prior corresponding year.


MACQUARIE
BANK



Global challenges


MACQUARIE
BANK

There are global challenges which we are monitoring

Global credit spreads still near historic lows


US S&P Speculative Grade Credit Spread (LHS)
US S&P Investment Grade Credit Spread (RHS)
Basis Points
Basis Points
850
650
450
250
300
200
100
0
Jan 03
May 03
Sep 03
Jan 04
May 04
Sep 04
Jan 05
May 05
Daily

Source: Standard & Poor's Global Fixed Income Research

MACQUARIE BANK

There are global challenges which we are monitoring

Australian and US households are more vulnerable to higher interest rates



Australian household debt as % of household disposable income
160
140
120
100
80
60
40
20
Mar 77
Sep 82
Mar 88
Sep 93
Mar 99
Dec 04
Quarterly

Source: Australian Bureau of Stastics


MACQUARIE
BANK

There are global challenges which we are monitoring

Market participants are generally anticipating a moderation of oil prices

Nominal Oil Prices - Mthly
WTI Implied Futures (at 13/05/05)
$US/Bbl
$US/Bbl
60
50
40
30
20
10
0
1970
1976
1983
1990
1996
2003
2010

Source: Reserve Bank of Australia, Datastream and Reuters


MACQUARIE
BANK


5 year history


MACQUARIE
BANK

Net profit

Up 292% (inc MGQ)

A$m

Year	Net profit
2000	$210m
2005	$823m

900
800
700
600
500
400
300
200
100
0
Gain on formation of MGQ


MACQUARIE
BANK

Total income*

Up 208%


$Am
4000
3500
3000
2500
2000
1500
1000
500
0
$1,124m
$3,467m
2000
2005
International
Domestic

*Excluding earnings on capital


MACQUARIE
BANK

EPS

Up 202%


A cents
400
350
300
250
200
150
100
50
0
124c
375c
EPS attributable to accounting gain on formation of MGQ
2000
2005

Basic EPS


MACQUARIE
BANK

Assets under management
Up 238%


$Ab
100
80
60
40
20
0
$26.3b
$88.9b
Wholesale
Retail
Other
Property*
Infrastructure
2000
2005

*Includes 8.6% of MGQ


MACQUARIE
BANK

Tier 1 eligible capital

Up 223%


$Ab
5
4
3
2
1
0
$1.3b
$4.2b
2000
2005
Hybrid captial^
Ordinary equity*

^ MIPS and MIS * Includes ordinary share capital. 2000 adjusted for dividend provision


MACQUARIE
BANK

Total staff numbers

Up 61%


7000
6000
5000
4000
3000
2000
1000
0
4,070
6,556
2000
2005


MACQUARIE
BANK

International staff numbers

Up 436%


2000
1800
1600
1400
1200
1000
800
600
400
200
0
326
1,747
2000
2005


MACQUARIE
BANK

International income^

Up 420%

$Am
1400
1200
1000
800
600
400
200
0
$245m
$1,273m
2000
2005
New Zealand
Europe
Asia Pacific
Americas
Africa

^ Excluding earnings on capital


MACQUARIE
BANK

Full service in Australia

Growth since 2000 Staff: 3744 to 4809


Full Service
Sunshine Coast
Brisbane
Gold Coast
Moree
Perth
Newcastle
Sydney
Adelaide
Canberra
Melbourne
Hobart

Focused businesses in New Zealand

Staff: 32 to 114


Auckland
Wellington
Christchurch

AUCKLAND
Retail financial services & advisory
Corporate finance & advisory
Leasing
Institutional stockbroking & research
Financial products
Securities funds mgt

WELLINGTON
Institutional stockbroking & research
Retail financial services & advisory

CHRISTCHURCH
Retail financial services & advisory

Existed in March 2000 Added post March 2000

Includes all businesses at March 2005


MACQUARIE
BANK

Broad investment banking in Asia

Growth since 2000 Staff: 120 to 788

BEIJING
- Corporate finance & advisory
- Property finance & advisory

TIANJIN
- Property development
- Property funds mgt

SHANGHAI
- Property development
- Property finance & advisory
- Research

HONG KONG
- Corporate finance & advisory
- Cross border leasing
- Equity derivatives & structured products
- Institutional stockbroking & research
- Financial products
- Property finance & advisory
- Property funds mgt
- Commodity derivatives

BANGKOK
- Institutional stockbroking & research

KUALA LUMPUR
- Corporate finance & advisory
- Research

SINGAPORE
- Corporate finance & advisory
- Financial products
- Leasing
- Equity derivatives & structured products
- Institutional stockbroking & research

JAKARTA
- Corporate finance & advisory
- Institutional stockbroking & research


Beijing
Tianjin
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Manila
Bangkok
Labuan
Kuala Lumpur
Singapore
Jakarta

SEOUL
- Securities funds mgt
- Financial markets derivatives
- Corporate finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Infrastructure funds mgt
- Property funds mgt
- Commodity derivatives
- Futures broking
- Leasing
- Equity derivative & structured products
- Institutional stockbroking & research
- Financial products

TOKYO
- Equity derivatives & structured products
- Corporate finance & advisory
- Infrastructure asset mgt
- Property finance & advisory
- Leasing
- Institutional stockbroking & research
- Financial products

TAIPEI
- Institutional stockbroking & research

HSINCHU
- Leasing

MANILA
- Institutional stockbroking & research

LABUAN
- Financial products

Existed in March 2000 | Added post March 2000

Includes all businesses at March 2005


MACQUARIE
BANK

Focused businesses in the Americas

Growth since 2000 Staff: 94 to 448

VANCOUVER
Corporate finance & advisory
Leasing

SEATTLE
Property finance

SAN FRANCISCO
Institutional stockbroking

SAN JOSE
Leasing

LOS ANGELES
Property finance (LA,Irvine)
Financial products

PALM SPRINGS
Golf course residential development

SAN DIEGO
Leasing

HOUSTON
Energy finance
Corporate finance & advisory
Energy markets derivatives marketing

CHARLESTON
Agricultural commodities trading & structuring

JUPITER
Golf course residential development


Vancouver
Seattle
Chicago
Toronto
Boston
New York
San Francisco
San Jose
Los Angeles
San Diego
Palm Springs
Memphis
Charleston
Houston
Jupiter
Sao Paulo

TORONTO
Corporate finance & advisory
Financial products
Infrastructure finance & advisory
Infrastructure funds mgt
Leasing

BOSTON
Institutional stockbroking
Leasing

NEW YORK
Corporate finance & advisory
Metals & energy capital finance, structuring & trading
Financial products
Institutional stockbroking & research
Infrastructure finance & advisory
Property investment banking
Agricultural commodities marketing, trading & structuring
Infrastructure funds mgt
Energy markets derivatives marketing

CHICAGO
Property funds mgt
Property investment banking

MEMPHIS
Mortgages origination (6 additional offices in US)

SAO PAULO
Equity derivatives marketing
Agricultural commodities marketing, trading & structuring & trade finance

Existed in March 2000 | Added post March 2000

Includes all businesses at March 2005


MACQUARIE
BANK

Focused businesses in Europe and Africa

Growth since 2000 Staff: 80 to 397

LONDON
Infrastructure finance & advisory
Agricultural commodities
Debt markets
Futures broking
Equity derivatives & structured products
Cross border leasing
Institutional stockbroking & research
Corporate finance & advisory
Wholesale property equity raising
Infrastructure funds mgt
Metals and energy capital finance, structuring & trading
Property funds mgt
Energy markets derivatives trading
Leasing (London, Ipswich)
Property financing

DUBLIN
Leasing

PARIS
Institutional stockbroking
Corporate finance & advisory

GENEVA
Institutional stockbroking


Dublin
London
Paris
Geneva
Frankfurt
Munich
Vienna
Milan
Johannesburg
Cape Town

FRANKFURT
Corporate finance & advisory
Infrastructure finance & advisory
Cross border leasing
Institutional stockbroking

MUNICH
Institutional stockbroking
Equity derivatives & structured products

VIENNA
Corporate finance & advisory
Cross border leasing

MILAN
Mortgages origination

JOHANNESBURG
Corporate finance & advisory
Equity derivatives & structured products
Capital markets structuring

CAPE TOWN
Infrastructure finance & advisory
Infrastructure funds management

Existed in March 2000 **Added post March 2000**

Includes all businesses at March 2005


MACQUARIE
BANK

Macquarie managed specialist fund assets by region*

889% growth


$Ab
50
40
30
20
10
0
$4.7b
$46.5b
2000
2005
Australia/NZ
Asia Pacific
Americas
Europe/
UK/Africa

* Comprises listed and unlisted specialist infrastructure, property and other specialist funds



MACQUARIE BANK

In some cases Macquarie or Macquarie managed fund has partial interest in asset

...tomary closing arrangements

** Fund existed but some additional assets acquired since 1 April 2000

Managing important assets across the globe

Australia & New Zealand

Acquired prior to 1 April 2000 **Acquired post 1 April 2000**

WESTERN AUSTRALIA

Broadcast Australia
Macquarie Regional Radioworks
◦ AlintaGas Networks
◦ Dampier to Bunbury
• Macquarie Office
• Macquarie CountryWide **
• Macquarie Leisure
• Macquarie Goodman
• MREEF

NORTHERN TERRITORY

Broadcast Australia
◦ Asia Pacific Transport
◦ Retirement Care Australia*

SOUTH AUSTRALIA

Broadcast Australia
Macquarie Regional Radioworks
◦ Gorodok Ethane Pipeline
• Macquarie Office
• Macquarie CountryWide **
• Macquarie Leisure
• Macquarie Goodman
• MREEF
◦ Retirement Care Australia*

VICTORIA

◦ Eastlink
Broadcast Australia
Macquarie Regional Radioworks
◦ Multinet
◦ United Energy Distribution
• Macquarie Office
• Macquarie CountryWide **
• Macquarie Leisure
• Macquarie Goodman **
• Macquarie Direct Property
• MREEF
◦ Retirement Care Australia*

TASMANIA

Broadcast Australia
• Macquarie Leisure **
• Macquarie CountryWide **
◦ Retirement Care Australia*

NEW ZEALAND

• Macquarie Goodman
• Macquarie CountryWide



QUEENSLAND

Broadcast Australia
Macquarie Regional Radioworks
◦ Airtrain Citylink
• Transtoll
• Macquarie Office**
• Macquarie CountryWide **
• Macquarie Leisure **
• Macquarie Goodman **
• Macquarie Direct Property
• MREEF
◦ Macquarie Direct Investments **

NEW SOUTH WALES

◦ M1
◦ M2
◦ M4
◦ M5
• Westlink M7
• Sydney Airport
Broadcast Australia
Macquarie Regional Radioworks
Broadcast Australia
◦ Prospect Water
◦ Gorodok Ethane Pipeline
◦ Macquarie Direct Investments
• Macquarie Office**
• Macquarie CountryWide **
• Macquarie Leisure **
• Macquarie Goodman **
• Macquarie Direct Property **
• MREEF



Roads | Communications | Utilities | Transport Services | Other



MACQUARIE BANK


In some cases, Macquarie or Macquarie managed fund has partial interest in asset
customary closing arrangements
*Fund existed but some additional assets acquired since 1 April 2000

Managing important assets across the globe

Asia

Acquired prior to 1 April 2000 Acquired post 1 April 2000

CHINA
- First China Property Group
- Macquarie Global Property Advisors

JAPAN
- Hakone Turnpike
- Schroder Asian properties
- Macquarie Global Property Advisors

HONG KONG
- Schroder Asian properties
- Macquarie Goodman
- Macquarie Global Property Advisors

SINGAPORE
- *Schroder Asian properties*
- Ascendas - Macquarie Goodman Group

SOUTH KOREA
- *Soojungsan Tunnel*
- Kwangju 2nd Beltway, Sec 1 & 3
- Daegu-Busan Expressway
- Baekyang Tunnel
- Machang Bridge
- Incheon Expressway
- Cheonan Nonsan Expressway
- Seoul Chuncheon Expressway
- Woomyunsan Tunnel*
- Kukdong Building
- Schroder Asian properties
- Macquarie Global Property Advisors



Communications | Utilities | Transport Services | Other

MACQUARIE BANK

Managing important assets across the globe

Americas

Acquired prior to 1 April 2000 Acquired post 1 April 2000

CANADA

- 407 ETR
- Sea to Sky *
- AltaLink
- Cardinal Power
- Duke Point Power *
- Leisureworld *

USA

- Detroit-Windsor Tunnel
- SR125 South
- Chicago Skyway
- Michigan Electric Transmission Co.
- Thermal Chicago
- Northwind Aladdin
- Parking Company of America
- AvPorts
- Atlantic Aviation
- Macquarie Office
- Macquarie CountryWide
- Macquarie DDR
- Macquarie ProLogis

MEXICO

- Macquarie ProLogis



In some cases Macquarie or Macquarie managed fund has partial interest in asset

...stomary closing arrangements

*Fund existed but some additional assets acquired since 1 April 2000

Roads | Communications | Utilities | Transport Services | Other


MACQUARIE
BANK

In some cases Macquarie or Macquarie managed fund has partial interest in asset

Subject to ... and customary closing arrangements

* Fund existed but some additional assets acquired since 1 April 2000

Managing important assets across the globe

Europe & Africa

Acquired prior to 1 April 2000 Acquired post 1 April 2000

UK
- M6 Toll
- M1-A1 Link
- Bristol Airport
- Birmingham Airport
  NTL: Broadcast
- South East Water
- Wales & West *
- NM Renewable Energy
- Energy Power Resources
- Macquarie Global Property Advisors (MGPA)

FRANCE
- MGPA

GERMANY
- Warnow Tunnel
- NM Renewable Energy
- MGPA

LUXEMBOURG
- MGPA

BELGIUM
- Brussels Airport
- MGPA

ITALY
- Rome Airport

PORTUGAL
- Tagus Crossings
- MGPA

SPAIN
- MGPA

SWEDEN
- Arlanda Express

SOUTH AFRICA
- Bakwena Platinum Corridor
- N3 Toll
- N4 Maputo Toll




MACQUARIE
BANK



Glossary


MACQUARIE
BANK

Glossary

AIIF	African Infrastructure Investment Fund
ASX	Australian Stock Exchange
ATO	Australian Tax Office
AUD/$A	Australian dollar
AUM	Assets Under Management
BPG	Banking and Property Group
CMT	Cash Management Trust
CPS	Converting Preference Shares
cps	cents per share
DUET	Diversified Utility and Energy Trusts
ECM	Equity Capital Markets
EMG	Equity Markets Group
EPS	Earnings Per Share
Equity under management - infrastructure	**Listed funds:** market capitalisation as at 31 March 2005 plus fully underwritten or committed future capital raisings. **Listed funds:** invested and committed capital. **Mandated assets** (including third party investors in consortia which are led by Macquarie-managed funds): invested capital **MBL direct holdings and other funds:** invested capital **Jointly managed funds** (SAIF, AIIF, DUET, KRIF): included at 50% of invested capital. Note 1: Invested capital comprises actual capital drawn from investors, net of asset realisations returned to investors, plus firm investment commitments which will require a future call on investors. Note 2: Exchange rates as at 31 March 2005


MACQUARIE
BANK

FMG	Funds Management Group
FSG	Financial Services Group
FY	Full Year
GDP	Gross Domestic Product
GIF II	Global Infrastructure Fund II
HK	Hong Kong
HY	Half Year
IBG	Investment Banking Group
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KRIF	Korean Road Infrastructure Fund
M&A	Mergers and Acquisitions
Macquarie family	**Listed funds include:** Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust (8.6% of Macquarie Goodman Group from 2 Feb 2005), Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Power Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust and Macquarie Central Office Corporate Restructuring REIT. **Unlisted funds include:** Global Infrastructure Funds (A-D), Korean Road Infrastructure Fund, Macquarie Airports Group, Macquarie Essential Assets Partnership, Macquarie European Infrastructure Fund, other unlisted infrastructure, property and other unlisted funds.


MACQUARIE
BANK

MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCO-CR REIT	Macquarie Central Office Corporate Restructuring REIT
MCP	Macquarie Capital Partners
MCW	Macquarie CountryWide Trust
MDI	Macquarie Direct Investment
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MGI	Macquarie Goodman Industrial Trust
MGM	Macquarie Goodman Management
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MOF	Macquarie Office Trust
MPG/MPCG	Macquarie Private Capital Group
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund
MSCI	Morgan Stanley Capital International
NZ	New Zealand
OEI	Outside Equity Interest


MACQUARIE
BANK



P&L	Profit and Loss
PAO	Principal America Office Trust
PAT	Profit After Tax
pcp	prior corresponding period
R&D	Research and Development
REIT	Real Estate Investment Trust
ROE	Return On Equity
RWA	Risk-Weighted Assets
S&P	Standard and Poor's
SEC	Securities and Exchange Commission
SEW	South East Water plc
TCG	Treasury and Commodities Group
US	United States of America

MACQUARIE BANK
2005 ANNUAL REVIEW


MACQUARIE
BANK

MACQUARIE BANK LIMITED ACN 008 583 542

The Holey Dollar In 1813, Governor Lachlan Macquarie responded to an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for [illegible] Group.

The review of the [illegible] Korean Road Infrastructure Fund (KRIF) has a 24 per cent [illegible] is a clear example of the [illegible] of the Bank's infrastructure and specialised funds in global [illegible].

Established in 2002 in partnership with the Shinhan Financial Group (SFG), KRIF has raised capital predominantly from Korean institutional investors and invested into ten Korean infrastructure projects [illegible].

[illegible]





Macquarie Bank 2005 Annual Review

The year was characterised by substantial international growth with the Bank benefiting from:

- Increase in employee numbers – staff based outside Australia grew by 29 per cent to 1,747 (Total staff numbers grew by 15 per cent to 6,556)
- Continuation of business expansion and significant international achievements

This has resulted in growth in international revenue of 83 per cent to $1.3 billion.

David Clarke, Executive Chairman/Macquarie Bank



2005 Annual General Meeting
Macquarie Bank's 2005 Annual General Meeting will be held at 10.30 am on Thursday, 28 July 2005 at The Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to securityholders.

The Macquarie Bank Group's annual report consists of two documents – the 2005 Annual Review (incorporating the Concise Report) and the 2005 Financial Report. The Annual Review provides an overview of the Groups' operations and a summary of the financial statements.

If you would like a copy of the 2005 Financial Report, please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre

Highlights

- Profit after tax from ordinary activities (attributable to ordinary equity holders) increased 67 per cent to $823 million
- Operating income increased 54 per cent to $3,655 million
- Earnings per share increased 61 per cent to $3.75 per share
- Ordinary dividends of $1.61 per share for the year (interim dividend and final dividend franked to 90 per cent)
- Special dividend of 40 cents per share franked to 90 per cent
- Return on average ordinary shareholders' funds was 30.2 per cent
- International income contributed 37 per cent of the Bank's operating income (excluding earnings on capital)
- Total assets under management increased 42 per cent to $89 billion
- Total assets grew by 13 per cent to $49 billion
- Total capital adequacy ratio 21.2 per cent

Growth in relative Group contribution to profit[1]
Index of 100 in year ended 31 March 2004



180
160
140
120
100
80
60
40
20
0
2004
2005

[1]Percentage contribution derived from management accounts based on figures excluding earnings on capital before profit share and income tax.

Reported net profit after tax attributable to ordinary equity holders
$ million
Profit on formation of Macquarie Goodman Group



900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Domestic and international income
Total operating income (excluding earnings on capital)
$ million
Domestic International



4000
3500
3000
2500
2000
1500
1000
500
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Consolidated profit

Year ended 31 March	2005[2] $m	2004[2] $m	% Change
Total income	**3,655**	2,380	54
Total expenses	**(2,494)**	(1,695)	47
Profit before income tax	**1,161**	685	69
Income tax expense	**(280)**	(161)	74
Profit after income tax	**881**	524	68
Macquarie Income Preferred Securities	**(28)**	–	large
Other outside equity interest	**(1)**	(3)	(67)
Distribution on Macquarie Income Securities	**(29)**	(27)	7
Profit after income tax attributable to ordinary equity holders	**823**	494	67

[2] The results for both the 2004 and 2005 years have been adjusted to reclassify income and expenses related to businesses held for resale.

Ratings	**Short-term**	**Long-term**	**Outlook**
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poors	A1	A	Stable

Relative Group contribution to profit[1]	**2005**	**2004**
Corporate Finance (including Infrastructure and Specialised Funds and IBG Principle)	38%	33%
Macquarie Securities	7%	8%
Financial Products	4%	6%
Macquarie Capital	2%	3%
Total Investment Banking	**51%**	50%
Banking and Property[3]	**22%**	13%
Treasury and Commodities	**13%**	17%
Equity Markets	**9%**	14%
Financial Services	**4%**	5%
Funds Management	**1%**	1%

[3] Including the one-off profit from the formation of Macquarie Goodman Group.

Basic earnings per share (EPS)
Cents



400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Cash dividends per share
Cents
Interim □ Final □ Special □



210
180
150
120
90
60
30
0
1996[4]
1997
1998
1999
2000
2001
2002
2003
2004
2005

[4] Adjusted for June 1996 bonus issue.

Bank of Macquarie) delivered another record result in the financial year to 31 March 2005. As a result, the Bank is pleased to announce a special dividend of 40 cents per ordinary share in addition to a final dividend of $1.00 per ordinary share. The special dividend was declared because of the significant one-off profit recognised from the formation of Macquarie Goodman Group (MGQ), reflecting 12 years of business building by the property funds management team. The final and special dividends are franked to 90 per cent.

Consolidated after-tax profit attributable to ordinary equity holders increased 67 per cent from $494 million to $823 million for the year ended 31 March 2005. Earnings per share increased 61 per cent from $2.33 to $3.75.

Total operating income rose by 54 per cent from $2.4 billion to $3.7 billion. Trading, fee and commission, and interest income were all up on the previous year. Fee and commission income contributed approximately 52 per cent of income and rose 45 per cent on the prior year.

The year was characterised by substantial international growth with the Bank benefiting from:

- Increase in employee numbers – staff based outside Australia grew by 29 per cent to 1,747 (total staff numbers grew by 15 per cent to 6,556)
- Continuation of business expansion and significant international achievements

This resulted in international revenue growth of 83 per cent to $1,273 million.

Market conditions continued to be broadly favourable across most of the markets in which the Bank operates and all of the Bank's operating Groups reported record results. Assets under management grew 42 per cent to $89 billion over the period, with growth in specialist property and infrastructure funds increasing from $26 billion to $46 billion over the period. The specialist funds continued their strong returns to investors. Total shareholder returns for investors in Macquarie specialist funds, both in Australia and internationally, has been over 400 per cent since December 1995.[1]

Asset realisations also formed a significant part of the Bank's revenue. In particular, the formation of MGQ, discussed later, led to a $91 million contribution to net profit after tax and profit share.

Pleasingly, the Bank was the successful bidder in a larger number of investment banking and fund-related transactions over the course of the year. Responding to the lower volatility and interest rate environment, the Bank's equity derivatives businesses produced a result slightly ahead of the prior year, largely due to geographic and product diversification. The treasury and commodities area saw broad growth in its businesses. Retail financial services benefited from favourable market conditions with continuing focus on cost management. The Bank's institutional stockbroking businesses, both in Australian and Asian securities, made a meaningful contribution in good market conditions. Performance fees from the Bank's specialist funds contributed $312 million, up 39 per cent on the prior year.

The expense to income ratio fell from 71.2 per cent to 68.2 per cent despite the addition of 447 staff from the acquisition of the ING cash equities sales business in Asia. While cost management initiatives continued during the year, the improvement in the expense to income ratio was mainly due to strong income growth. Investment continued in staff and systems to support ongoing growth. The Bank maintains its strong capitalisation, with a Tier 1 capital ratio of 14.4 per cent, providing the ability to support new and existing business initiatives and maintain its credit ratings.

[1] Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

A year of major strategic achievements

The year was marked by a number of notable achievements not only in Australia but also in the international markets in which we operate. Some of these are highlighted below:

Australia/New Zealand

- ConnectEast Group, supported by Macquarie Bank, Thiess Pty Limited and John Holland Pty Limited, was awarded the 39-year concession for the Mitcham-Frankston project. Macquarie was also the arranger and joint lead manager of the $1.1 billion Initial Public Offering (IPO) of ConnectEast
- Merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited to form MGQ, Australia's largest industrial property group
- $266 million IPO and subsequent $398 million raising by Diversified Utility and Energy Trusts (DUET), a fund principally investing in Australian and New Zealand utility and energy assets, and managed by a joint venture with AMP Capital
- Acquired 92 radio stations in 45 Australian regional markets with the intention that these will become part of a specialist fund
- IPO of Macquarie Private Capital Group, a $107 million private equity fund
- Launch of an integrated hedge fund business
- Macquarie Cash Management Trust exceeded $10 billion in funds under management and Macquarie Wrap Solutions exceeded $14 billion in funds under administration
- Margin lending products reported rapid growth with the total loan portfolio growing by 47 per cent to over $2.6 billion

- Acquired 49 per cent of Brook Asset Management in New Zealand
- No. 2 stockbroker by ASX market share for the 2004 calendar year and the No. 1 for the first quarter of 2005

Post balance date:

- $1 billion IPO of Macquarie Capital Alliance Group, a fund focusing on co-investing with Macquarie Bank and/or with Macquarie managed funds in any sector, excluding property

Asia

- Macquarie Securities Asia (previously ING's Asian cash equities business) is already profitable and growing
- Completed the $US530 million IPO for SM Investments Corporation, the largest IPO in Philippines' history, demonstrating the Bank's increasing Asia-wide investment banking capability
- Awarded a Malaysian stockbroking licence, one of only five conferred upon non-Malaysian firms
- Expanded structured equity offerings to include products over Korean, Taiwanese, Singaporean and Japanese markets
- Korean securities funds management joint venture increased assets under management (Macquarie's share) 62 per cent to $3.5 billion

Post balance date:

- Proposed listing on the Singapore Stock Exchange of Macquarie International Infrastructure Fund, a fund focusing on the direct and indirect investment in infrastructure assets and infrastructure-focused securities
- Joint venture with the Thai Military Bank focusing on stockbroking and investment banking

Europe and the Middle East

- Established Macquarie European Infrastructure Fund (MEIF), an unlisted pan-European fund focusing on infrastructure investments in Europe. During the year, MEIF invested in assets such as South East Water, the Wales and the West gas distribution business and Energy Power Resources in the United Kingdom, Arlanda Express in Sweden and Brussels International Airport Company in Belgium
- Acquisition of 70 per cent of Brussels International Airport Company by a Macquarie Airports-led consortium for €735 million
- Acquisition of NTL:Broadcast UK by a Macquarie Communications Infrastructure Group-led consortium for £1.3 billion
- Established Macquarie Global Property Advisers that now manages $US1.9 billion of assets in Europe and Asia

Macquarie family of listed funds accumulated performance versus the All Ordinaries Accumulation and MSCI World Accumulation Indices

Macquarie Funds[2] accumulated performance
MSCI World Index in $
All Ords Accumulation Index[3]


600
500
400
300
200
100
0
Mar 1996
Sept 1996
Mar 1997
Sept 1997
Mar 1998
Sept 1998
Mar 1999
Sept 1999
Mar 2000
Sept 2000
Mar 2001
Sept 2001
Mar 2002
Sept 2002
Mar 2003
Sept 2003
Mar 2004
Sept 2004
Mar 2005

Indexed to 100 on 31 December 1995.

[2]Stocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust (Macquarie Goodman Group from 2 Feb 2005), Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Power Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust and Macquarie Central Office Corporate Restructuring REIT.

[3]Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

Chairman's and Managing Director's Report continued

- Entered into a renewable energy joint venture which has one of the largest portfolios in the UK with a total value of £121 million
- Global Energy Markets team headquartered in London increased contribution significantly
- Agricultural Commodities' structured products team established in London

Post balance date:
- Treasury and Commodities joint venture with Abu Dhabi Commercial Bank

The Americas
- $US535 million New York Stock Exchange IPO of the Macquarie Infrastructure Company Trust (MIC). MIC invests in a diversified group of infrastructure businesses in the US and other developed countries
- Chicago Skyway acquired by Macquarie Infrastructure Group (MIG) and Cintra Concesiones de Infraestructuras de Transporte, S.A. for $US1.8 billion
- Macquarie Property and its joint venture partners acquired $US5.5 billion of property including Macquarie CountryWide with Regency Centres ($US2.8 billion portfolio of US shopping centres) and Macquarie Office Trust (takeover of $1.3 billion Principal America Office Trust)
- $C212 million Toronto Stock Exchange IPO of Macquarie Power Income Fund (MPT), a fund focusing primarily on power generation assets in North America
- $C528 million acquisition of Leisureworld, a Canadian aged care provider, intended to be transferred to a Macquarie managed fund
- No. 1 ranking for overall research/sales quality in Australian equities, by Greenwich Associates
- Strong growth in commodities including cotton and oil and gas financing businesses. Energy derivatives teams were also established in New York and Houston

Review of operations

The year was characterised by strong growth with record contributions from all our major business Groups.

The **Investment Banking Group** achieved an excellent result, 73 per cent up over the prior year, in a very favourable operating environment. Strong equity market conditions during the year resulted in significant deal flow, asset realisations and increased market shares. Expansion into international markets continued with the contribution from international businesses growing significantly, including from specialist funds.

Banking and Property Group posted its seventh consecutive record contribution, which was 200 per cent up on the prior year (including the profit realised on the formation of MGQ). All of the Group's businesses increased contributions on the prior year despite some challenges to the operating environment including the domestic interest rate increase. Property assets under management (including associates) increased by 90 per cent from $10.9 billion to $20.7 billion. As briefly mentioned above, through its 37.1 per cent stake in Macquarie Goodman Management Limited (MGM), the Group also benefited from the merger of MGM and Macquarie Goodman Industrial Trust, bringing to

Macquarie total shareholder return versus the All Ordinaries Accumulation Index
Macquarie Bank total shareholder return
All Ordinaries Accumulation Index[1]


1200
1000
800
600
400
200
0
Sept 1996
Mar 1997
Sept 1997
Mar 1998
Sept 1998
Mar 1999
Sept 1999
Mar 2000
Sept 2000
Mar 2001
Sept 2001
Mar 2002
Sept 2002
Mar 2003
Sept 2003
Mar 2004
Sept 2004
Mar 2005

Indexed to 100 on 29 July 1996.
[1]Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

account a $91 million profit after tax and profit share. The Bank now holds approximately 8.6 per cent of MGQ.

Increased contributions across most operating divisions, including particularly strong increases from Agricultural Commodities and Energy Markets, led to Treasury and Commodities Group's contribution being 30 per cent up on the prior year.

Equity Markets Group achieved a good result, slightly ahead of the prior year. Increased contributions were made by a number of relatively new businesses, demonstrating the benefits of diversifying the Group's geographic and product mix.

Financial Services Group's contribution was 20 per cent up on the prior year. The increased contribution was the result of strong inflows into the Group's major products, the continued strength of equity markets and four years of investment and business diversification.

Funds Management Group's contribution was 66 per cent up on the prior year. The Group enjoyed strong inflows into fixed interest, currency, alternative investments and listed property. Total funds managed by the Group increased by 16 per cent to $42 billion over the year.

Long-term performance and strategy

This year, Macquarie continued to generate substantial profits and dividends for its shareholders. This record of consistently strong growth has been reflected in the Bank's long-term share price appreciation and returns to shareholders. As illustrated in the graph opposite, the Bank's total shareholder return was 929 per cent from the time its shares were listed in July 1996 until 31 March 2005. This return compares to the average total shareholder return of the companies which comprised the ASX Top 50 at the time of the Bank's listing of 164 per cent over the same period. The Bank delivered a total shareholder return over this period better than all of those companies.

This return reflects Macquarie's business strategy to remain focused on adding significant value for our clients. In Australia, Macquarie provides a full suite of financial services and products. Internationally, Macquarie's strategy is to expand selectively, seeking only to enter markets where its particular skills and expertise deliver real advantage to clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the specialist requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

The Bank also seeks to identify, encourage and reward achievement everywhere in the organisation. We believe that all our staff have the ability to contribute and be innovative, and it is the responsibility of management to provide an environment which allows and encourages them to do so. We have the approach that if businesses succeed, the staff in those businesses, along with shareholders, should benefit through appropriate reward structures.

Our potential for continued growth, including successfully building new businesses, depends on our ability to reward our people fairly for their achievements. As our businesses diversify, we are increasingly competing to attract and retain people in the global market.

Macquarie has maintained a consistent approach to remuneration, with minor adjustments reflecting regular review. The principles of this remuneration structure have been public since the Bank's listing in 1996. They have contributed to the generation of strong long-term performance and supported long-term commitment from management and staff. These principles also serve to align staff interests with those of shareholders (both net profit after tax and return on equity).

Details of the Bank's remuneration policies and practices are contained in the *Remuneration Approach* section of the Directors' Report later in this document. This consolidates the remuneration information included last year in the Directors' Report and in the Corporate Governance Statement.

Dividends and capital management

The Bank will pay a final dividend of $1.00 per ordinary share for the year to 31 March 2005, franked to 90 per cent. This brings total ordinary dividends for the year to $1.61 per share, compared to $1.22 per share for the year ended 31 March 2004. In addition, a special dividend of 40 cents per ordinary share has been declared, also franked to 90 per cent, taking total dividends for the year to $2.01 per ordinary share. The special dividend broadly represents the after-tax gain realised by the Bank on the formation of MGQ. The special dividend takes the dividend payout ratio for the year to 54 per cent.

The Bank's target payout ratio each year remains in the range of 50 to 60 per cent of net earnings. It is expected that future dividends will be at least 80 per cent franked.

In September 2004, a Macquarie Group entity issued £350 million of Macquarie Income Preferred Securities (MIPS). MIPS are Tier 1 eligible hybrid securities and have been used initially to augment the Macquarie Bank Group's US activities and for general corporate purposes.

Outlook

The Bank is aiming to repeat the full year 2005 result for the year ending 31 March 2006, excluding the one-off profit realisation on the formation of MGQ and the impact of the introduction of International Financial Reporting Standards. These standards will come into effect in 2006 and are discussed on pages 11-19 of the Bank's Financial Report.

Achieving that result will, however, be subject to swing factors including the quantum of performance fees on specialist funds, market conditions and asset realisations.

We note that equity market conditions have recently softened and we may not achieve this outcome if this softening is sustained.

Over the medium term the Bank continues to be well placed due to good businesses, diversification, benefits of major strategic growth initiatives, committed quality staff and effective prudential controls. Subject to market conditions not deteriorating materially, the Bank expects continued good growth in revenue and earnings across most businesses and continued good growth in international businesses.

Management and Organisation



Corporate Affairs Group
Greg Ward
Equity Markets Group
Ottmar Weiss
Funds Management Group
Ben Bruck
Risk Management Division
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Central Executive
Risk Management Division
Nick Minogue
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

We identify, encourage and reward achievement. We believe that all our staff have the ability to contribute and be innovative – it is the responsibility of management to provide an environment which allows and encourages them to do so. The concentric nature of the organisation chart represents the non-hierarchical nature of Macquarie and the role of central risk management.



The Bank's activities are organised into six operating Groups:

- Banking and Property Group
- Equity Markets Group
- Financial Services Group
- Funds Management Group
- Investment Banking Group
- Treasury and Commodities Group

Each Group focuses on specific products or markets.

Strong independent risk management has been fundamental to the Bank's success. Given the markets in which we operate, risk is an inherent part of Macquarie's businesses. The Bank's policy is not to eliminate all risks but to manage risks appropriately. The main risks faced by Macquarie are market risk, credit risk, liquidity risk, operational risk and legal, compliance and documentation risk. It is the responsibility of the Risk Management Division to ensure the appropriate assessment and management of these risks within the Bank.

The principles of Macquarie's approach to risk management are:

- Independence – Risk Management Division is independent of the Bank's operating areas
- Centralised Bank-wide prudential management
- Approval of new business activities
- Continuous assessment
- Frequent monitoring – centralised systems to allow daily monitoring of credit and market risks.

Further information on the Bank's risk management is provided on page 34 of this report, pages 50 and 51 of the Corporate Governance Statement and in the Risk Management Report at the beginning of the 2005 Financial Report.

A network of support areas provides the infrastructure and framework which enable the Groups to operate. These include the Information Services Division (systems and communications technology), the Corporate Affairs Group (comprising Human Resources, Business Services, Financial Operations, Business Improvement, Settlements, Company Secretarial, Investor Relations and Taxation) and the Quantitative Applications Division. Corporate Communications is part of the Central Executive of the Bank.

Macquarie employs more than 6,500 people in 23 countries worldwide. This includes staff acquired as part of the acquisition of ING's Asian equities businesses, completed in mid 2004.

All businesses operate within overall guidelines and specific parameters set by the Board and the Executive Committee (a central group comprising the Chairman, Managing Director, Deputy Managing Director, Deputy Chairman, six business heads and the Heads of Risk Management Division and Corporate Affairs Group).

Macquarie Bank global locations

Europe/Middle East/Africa

In Europe, Macquarie provides specialist services in a range of chosen market segments. Our regional base is London, where we have more than 300 people, with additional offices in Dublin, Frankfurt, Geneva, Milan, Munich, Paris and Vienna.

Our European activities include infrastructure funds management, corporate finance and advisory services, financial products, lending and asset financing, institutional stockbroking and research, treasury and commodities activities, real estate investment banking and equity structured finance and derivatives.

In Africa and the Middle East, Macquarie successfully focuses on selected businesses where our expertise provides particular value to clients.

Asia

In Asia, Macquarie provides a broad range of investment banking services and has successfully pursued selective expansion, entering markets and businesses where there is a genuine opportunity to add real value to stakeholders.

Our regional base is in Hong Kong, with rapidly growing businesses in China, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand. We continue to grow our Asian activities, expanding existing businesses, forming joint ventures with local partners and making acquisitions.



Dublin
London
Frankfurt
Paris
Munich
Vienna
Geneva
Milan
Beijing
Tianjin
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Manila
Bangkok
Kuala Lumpur
Singapore
Labuan
Jakarta
Johannesburg
Cape Town
Sunshine Coast
Brisbane
Gold Coast
Perth
Moree
Newcastle
Sydney
Adelaide

Macquarie is a diversified international provider of financial and investment banking services. In Australia, Macquarie is a leading full-service investment bank providing financial market trading, advisory products and debt and equity capital.

Macquarie continues to hold leading positions in most businesses, and is committed to achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.

The Americas

Macquarie provides a range of specialist investment, advisory and financial services to clients in the United States. Our regional base is in New York, with teams located in Boston, Charleston, Chicago, Houston, Jupiter, Los Angeles, Memphis, Palm Springs, San Diego, San Francisco, San Jose, Sao Paulo, Seattle, Toronto and Vancouver.

Macquarie in the Americas undertakes a range of activities including mergers and acquisitions and corporate restructuring advice, capital raising in private and public equity and debt markets, project and infrastructure finance and structured finance. We have also developed specialist expertise in the areas of oil and gas, infrastructure, telecommunications and a significant presence in real estate funds management, real estate investment banking, real estate finance, residential mortgages and lifestyle and resort community development.



Vancouver
Seattle
Toronto
Chicago
Boston
New York
San Francisco
San Jose
Memphis
Palm Springs
Los Angeles
San Diego
Charleston
Houston
Jupiter
Auckland
Wellington
Christchurch
Not to scale

Investment Banking Group
Focus: Brussels Airport/Belgium





Investment Banking Group Focus: Brussels Airport/Belgium

The Investment Banking Group achieved an excellent result, *73 per cent up on the prior year.*

Investment Banking Group contribution to profit


51%

In late 2004, a Macquarie Airports (MAp)-led consortium completed the purchase of 70 per cent of the Brussels International Airport Company (BIAC) for €735 million.

MAp secured a 52 per cent beneficial interest in Brussels Airport through its 74.3 per cent holding in the consortium. Remaining consortium equity interests are held by Macquarie European Infrastructure Fund (14.2%), Global Infrastructure Fund II (4.3%) and Macquarie Bank (7.2%). The Belgian Government retained its 30 per cent holding of BIAC.

The acquisition, which provides geographic and investment diversity to MAp's portfolio, was financed through a combination of equity, convertible loans and shareholder loans from consortium members and through a bridge facility. An innovative hybrid capital instrument called TICkETS (Tradeable Interest-bearing Convertible to Equity Trust Securities) raised $525 million and was awarded *FinanceAsia* magazine's Best Equity-Linked Deal of the Year. An equity placement of $400 million was also executed.

Brussels Airport was recognised by Airport Council International as one of the world's top ten best-performing airports in 2004, with traffic growth averaging 5.3 per cent per annum in the period from 1988. As Belgium's only major airport, it serves a dense and relatively high-income-per-capita population of over 10 million people. Brussels is home to the European Commission, NATO, 120 international government and 1,400 international non-government organisations.

BIAC holds an indefinite licence to operate Brussels Airport and also owns the 1,245 hectares of land it occupies, a space comparable to that of London's Heathrow Airport. Following its expansion and facilities upgrade in 2002, the airport has significant capacity for growth in passenger volumes in terminals and runway movements per hour.

Many of the world's top infrastructure investors bid for BIAC. However, the Belgian Government awarded the transaction to the MAp-led consortium due to high quality business planning and the consortium's superior track record in airport management.

Macquarie Airports



The Investment Banking Group achieved another record result, 73 per cent up on the prior year (95 per cent excluding Macquarie Direct Investment, which was boosted by asset realisations in the prior year), in a very favourable operating environment.

Strong equity market conditions during the year resulted in significant deal flow and increased market shares. Expansion into international markets continued with contributions from international businesses growing significantly.

Corporate Finance, which includes the Group's advisory, equity capital markets (ECM) and infrastructure and specialised funds businesses, continued to perform strongly across most industry sectors. It also benefited from asset realisations such as part of the stake in Macquarie Communications Infrastructure Group (MCG).

Leading market positions were maintained with Macquarie ranking No. 1 in ECM for Australian equity raised (Bloomberg) and No. 2 for announced mergers and acquisitions (Thomson Financial). Macquarie's position as a leading provider of project finance advisory services was confirmed with a No. 1 ranking globally for completed mandates (Project Finance International). Notable transactions are contained in the table overleaf.

Growth in the infrastructure and specialised funds (ISF) business continues to be an important global focus. Macquarie has achieved a compound annual return of 22.5 per cent[1] for investors in listed infrastructure funds since inception. Equity under management[2] grew by 101 per cent from $13.5 billion to $27.1 billion for the year to 31 March 2005. This was due to additional raisings by most funds and the establishment of several new funds, including:

- Macquarie European Infrastructure Fund (MEIF) – an unlisted pan-European fund focusing on infrastructure investments in Europe (first close April 2004)
- Macquarie Power Income Fund (MPT) – a Toronto Stock Exchange listed fund focusing primarily on power generation assets in North America (listed April 2004)
- Diversified Utility and Energy Trusts (DUET) – an Australian Stock Exchange (ASX) listed fund principally investing in Australian and New Zealand utility and energy assets, managed by a joint venture between Macquarie Bank and AMP Capital (listed August 2004)

[1] Annualised return based on all capital raised, distributions paid and valuations (market capitalisations) for ISF's funds since inception to 31 March 2005.

[2] For listed funds – market capitalisation as at 31 March 2005 plus fully underwritten or committed future capital raisings. Invested and committed capital for unlisted funds. Invested capital for mandated assets (including third party investors in consortia which are led by Macquarie managed funds), MBL direct holdings and other funds. Jointly managed funds (SAIF, AIIF, DUET, KRIF) included at 50% of invested capital. Invested capital comprises actual capital drawn from investors, net of asset realisations returned to investors, plus firm investment commitments which will require a future call on investors. Exchange rates as at 31 March 2005.

continues to diversify its portfolio


A72 A71

- Macquarie Infrastructure Company Trust (MIC) – a New York Stock Exchange listed fund investing in a diversified group of infrastructure businesses in the US and other developed countries (listed December 2004)

Other initiatives included:

- Asset acquisitions by existing funds – gas and electricity distribution networks in Australia by DUET, a district heating business and airport service companies in the US by MIC, a power generation plant in Canada by Macquarie Essential Assets Partnership (MEAP), a broadcast transmission provider in the UK by MCG, toll roads in the US by MIG and in Korea by KRIF and, subject to financial close, a UK gas distribution network by MEIF
- New seed asset acquisitions – regional radio businesses in Australia and a renewable energy business in the UK

Macquarie also restructured its private equity division, Macquarie Direct Investment, during the year, resulting in the consolidation of various private equity businesses and their integration into the specialist funds business. This restructure is expected to capitalise on the investment origination capabilities of the Group.

The table below highlights key transactions during the year.

Macquarie Securities, the Australian and Asian institutional stockbroking business, achieved an excellent overall result. In Australia, strong secondary market revenues and an overall increase in Australian market share contributed to the outstanding result. A highlight of the year was the No.1 ranking in Australia, Asia and

Sector
Infrastructure
Industrials
Property
Telecommunications, Media, Entertainment and Technology (TMeT)
Resources
Financial Institutions

the US and No. 2 in Europe for overall research and sales quality for Australian equities (Peter Lee Associates/Greenwich Associates). Following the successful acquisition and integration of Macquarie Securities Asia (previously ING's Asian cash equities business), the business is operating better than expected with improved market conditions and market shares and a good contribution from ECM transactions, particularly from the Philippines.

In **Financial Products**, increased levels of domestic and international activity were experienced with continued growth in the size and range of retail products. Internationally, retail product offerings were launched in Europe, while development of retail infrastructure and collateralised debt obligation products in the US continued. The US cross border leasing market remains on hold.

Macquarie Capital, which carries out the Group's asset financing activities, continued to experience strong growth in asset-based leasing volumes, up 20 per cent to $3.6 billion from $3.0 billion. New product initiatives continue to increase deal flows and further opportunities are being actively explored.

Outlook

If recent softening in equity markets is sustained, the Group may find it challenging to repeat last year's excellent result in 2006. However, the Group anticipates an increase in revenue and profit over the medium term, providing there is no material change in market conditions.

A particular focus will be on the expansion of the Asian investment banking business including strong growth in stockbroking activities, expansion of the ECM business and the pursuit of M&A opportunities in the property and resources sectors. New retail financial product offerings are expected with continued high levels of business activity in Europe, Asia and the US.

Increased domestic and international infrastructure activity is anticipated with existing funds growing through new acquisitions and the continued development of various new funds in the resources and media sectors.

Since 31 March 2005, two new specialist funds were launched:

- Macquarie Capital Alliance Group (MCQ) – ASX listed fund focusing on co-investment with the Bank and/or Macquarie managed funds in any sector excluding property; and
- Macquarie International Infrastructure Fund Limited (MIIF) – a prospectus has been lodged with the Monetary Authority of Singapore for a proposed listed Singaporean fund, focusing on the direct and indirect investment in infrastructure assets and infrastructure-focused securities.

Description
Co-sponsor and financial adviser to the ConnectEast consortium's bid for the $3.8 billion Mitcham-Frankston tollroad project in Victoria. Arranger and joint lead manager of the $1.1 billion IPO of ConnectEast.
Adviser to the Macquarie Airports led consortium on the $1.26 billion (€735 million) acquisition of a 70 per cent stake in Brussels International Airport and subsequent $1.96 billion (€1.13 billion) refinancing.
Adviser to Macquarie Infrastructure Group (MIG) and Cintra Concesiones de Infraestructuras de Transporte, S.A. (Cintra) on the $2.4 billion ($US1.8 billion) acquisition of the Chicago Skyway toll bridge in the US.
Senior co-lead manager to the international offer for the $2.6 billion IPO of Cintra.
Adviser, equity arranger and lead manager on the $1.9 billion acquisition by DUET, Alinta Limited and Alcoa of Australia Limited of the Dampier to Bunbury Natural Gas Pipeline and associated assets.
Adviser to Sydney Airports Corporation on the $3.1 billion refinancing of Sydney Airport.
Adviser, sole lead manager and underwriter to Alinta on the $1.86 billion acquisition of Duke Energy's Australian and New Zealand interests.
Defence adviser to SPC Ardmona on the $700 million takeover by Coca Cola Amatil.
Adviser to PT Tanjungenim Lestari Pulp and Paper (Singapore) on its $1.0 billion debt refinancing.
Sole lead manager and bookrunner on the $81 million IPO of Super Cheap Auto.
Sole global coordinator, bookrunner and international lead manager on the $687 million ($US530 million) IPO of SM Investments Corporation (Philippines).
Financial adviser to Mirvac Group on its $498 million takeover of James Fielding Group.
Financial adviser to Macquarie Goodman Management on the $5.1 billion merger with Macquarie Goodman Industrial Trust.
Joint lead manager and bookrunner on the $311 million Ascendas Real Estate Investment Trust (Singapore) preferential offer and placement.
Financial adviser to General Property Trust on the proposed merger with Lend Lease Corporation, defence from Stockland's unsolicited bid as well as the internalisation and joint venture proposal with Babcock & Brown.
Adviser to Macquarie Communications Infrastructure Group led consortium on the $3.1 billion (£1.3 billion) acquisition of NTL:Broadcast in the UK.
Adviser to Telstra Corporation on its $333 million acquisition of KAZ Group.
Adviser to Publishing and Broadcasting Limited on its $716 million acquisition of the remaining stake in Burswood Limited.
Adviser, debt arranger and underwriter to Centennial Coal's $615 million debt refinancing.
Adviser to Lundin Mining Corporation on its $148 million acquisition of Zinkgruvan Mine in Sweden.
Sole global coordinator and bookrunner on a $90 million placement by Semirara Mining Corporation (Philippines).
Adviser to the independent directors of AXA Asia Pacific in relation to AXA SA's proposal to acquire the remaining 48.3 per cent minority interests in AXA Asia Pacific.
Adviser to Macquarie Bank on its acquisition of ING's Asian cash equities business.

Banking and Property Group

Focus: Macquarie Goodman/Hong Kong







Banking and Property Group Focus: Macquarie Goodman/ Hong Kong

The Banking and Property Group achieved another very strong result, 200 per cent up on the prior year (24 per cent excluding profit on MGQ formation).

Banking and Property Group contribution to profit


22%

The year to 31 March 2005 saw the merger of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust to form the Macquarie Goodman Group. The new Group began trading on the ASX on 2 February 2005.

The Macquarie Goodman Group's business comprises industrial property ownership, funds management, property development, project and development management and property services. Macquarie Bank's 37.1 per cent stake in Macquarie Goodman Management Limited has become an 8.6 per cent stake in Macquarie Goodman Group.

The Macquarie Goodman Group has a market capitalisation of approximately $5 billion, making it the largest industrial property group listed on the ASX, and one of the largest listed industrial property groups in the world. It has funds under management of $6.4 billion in Australia, New Zealand and Singapore, and a direct property investment portfolio valued at around $4.3 billion.

The creation of the Macquarie Goodman Group saw Macquarie Bank bring to account a net profit of $91 million (after tax and profit share) in 2004/2005, reflecting the strategic positioning of the Group in building a leading, listed industrial and business property fund.

The Macquarie Goodman Group and Macquarie Bank have begun to expand in Asia by securing a well-known industrial property in Hong Kong, the lower portion of Global Gateway (pictured) in Tsuen Wan, for $HK750 million. It is proposed that this first acquisition will seed the Group's funds management business in Asia which is expected to attract local and international investors.

Macquarie Bank is confident the expansion of the logistics industry in Asia, the growth and recovery of Asia's economy and the increased demand for securitised real estate in Asia augurs well for the Asian expansion of the joint venture.

From the outset, Macquarie Goodman Group will be transporting its unique customer service model to Asia with the objective of targeting quality properties in established industrial and business space property markets and sourcing opportunities to provide solutions for existing and prospective customers.

Macquarie Goodman Group takes its first steps in Asia

Banking and Property Group posted its seventh consecutive record contribution, 200 per cent up on the prior year, or 24 per cent not including the profit on formation of Macquarie Goodman Group (MGQ) (discussed below).

All sectors increased their contributions on the prior year. Property assets under management (including associates)[1] increased 90 per cent from $10.9 billion to $20.7 billion.

Property contributed approximately 60 per cent of the Banking and Property Group's result, excluding the MGQ impact. As at 31 March 2005, Macquarie (including associates) was the second largest Australian listed property funds manager (by ASX market capitalisation).

Property Investment Management (Australia and North America) together with joint venture partners, acquired $US5.5 billion of property in North America during the year. Key achievements included:

- Macquarie CountryWide Trust's acquisition of a $US2.8 billion portfolio of US shopping centres with joint venture partner, Regency Centers
- Macquarie Office Trust's takeover of the $1.3 billion Principal America Office Trust

In February 2005, Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust merged to create Australia's largest industrial property group, MGQ. As a result of the merger, Macquarie Bank brought to account a net profit (after tax and profit share) of $91 million.

Macquarie Capital Partners (MCP) is a real estate investment banking business based in the United States and Europe which specialises in raising private equity for real estate operating companies and funds, and providing financial and strategic advisory services to its clients. During the year, MCP completed 33 transactions totalling $US5.7 billion on behalf of clients.

During the year, **Property** opened new offices in Tokyo and London to develop real estate investment trust (REIT) management opportunities and provide development finance solutions leveraging Australian market experience.

Property Investment Banking participated in transactions totalling more than $2 billion and raised equity and debt of over $350 million.

Macquarie Global Property Advisers (MGPA) was established and manages $US1.9 billion of assets across Europe and Asia. MGPA recently launched Macquarie Global Property Fund II, a private investment fund that is pursuing real estate related assets across Europe and Asia.

Property Finance continued the growth and diversification of its international portfolio. Offshore loan commitments increased by 37 per cent during the year, with deals sourced from offices in Seattle and Los Angeles. A new office was also opened in London in December 2004.

During the year, Golf and Leisure and Macquarie Community Partnerships became part of the Property Division.

The **Banking Division's** record result was generated by increased loan, deposit and client volumes. The Division's expanded product offering achieved strong client interest. It successfully implemented its enhanced internet banking offering, delivering competitive advantages to clients and improved internal productivity. In response to growing customer demand, the Division opened offices in Parramatta and Newcastle during the year.

Mortgages and Securitisation continued to grow both domestically and internationally. The Australian mortgage portfolio grew by 25 per cent to more than $14.5 billion from $11.6 billion in the prior year. The US mortgage operations closed over $US1 billion in loans during the year. The Division has also established an Italian mortgage business which is expected to commence operations in May 2005. The Division made a decision to sell its China mortgage business and an agreement was reached during the year.

Margin Lending's result was up strongly on the prior year, achieving significant growth in its core products, margin loans and capital protected loans. During the year to 31 December 2004, the Division's margin loan portfolio grew at three times the industry average, increasing by 80 per cent. The total loan portfolio grew by 47 per cent to over $2.6 billion in the year ended 31 March 2005.

Outlook

The Group is examining various opportunities for international expansion in Asia, the Middle East, Europe and North America. All Divisions are experiencing strong deal flows and are well placed to take advantage of both international and domestic opportunities as capital markets mature. The greater international acceptance of REIT structures is expected to provide significant property funds management opportunities, particularly in Asia.

Strengthening international growth is expected to offset the impact of a possible slowdown in the listed property trust market and in some sectors of the property development and residential property markets in Australia. The Group's strong risk management and conservative credit policies will continue to protect the Group's businesses.

[1]Represents total assets under management of funds where Macquarie controls or significantly influences the fund manager, including 100 per cent of MGQ.

Focus: Macquarie Cotton/Brazil







Treasury and Commodities Group Focus: Macquarie Cotton/Brazil

Treasury and Commodities Group achieved a strong result, 30 per cent up on the prior year.

Treasury and Commodities Group contribution to profit


13%

Macquarie's existing Brazilian soft commodities business has expanded into cotton financing, hedging and exports, which complements our Australian and US-based cotton businesses.

The cotton business works primarily with producers from Australia, the United States and Brazil and with importing processors throughout the world. A large Brazilian cotton producer – part of Macquarie's existing soft commodities network – approached us for assistance in financing the season's crop. Macquarie provided pre-export financing secured by the crop and over-the-counter hedging solutions. The pre-export finance is repaid via the delivery of cotton to Macquarie, which in turn sells the cotton in key global markets.

Using our understanding of the Brazilian agricultural market, Macquarie has been able to assist cotton producers with international financing and with managing the price risks associated with cotton production and sale. Strong relationships with textile processing clients, particularly in China and greater Asia, have allowed Macquarie to successfully market this cotton internationally.

Macquarie's entry into this business comes at a time of strong growth in Brazilian cotton production. Industry focus has moved from domestic to international export markets. In recent years, the use of scale and new technology has seen Brazil emerge as a world leader in cost-efficient cotton production. By working with leading producers, and using our international expertise, Macquarie has been able to take an active role in the emergence of Brazil as an important global exporter of cotton.

Macquarie is confident the combination of continued growth of the Brazilian cotton industry, increased end-consumer demand in Asia and Macquarie's unique approach to risk management will mean this business is well placed to take advantage of future opportunities to provide innovative finance and hedging solutions to commodities clients.

Macquarie enters Brazilian cotton market





The contribution from **Treasury and Commodities Group** was 30 per cent up on the strong prior year and reflects increased contributions across most operating divisions, including strong increases from Agricultural Commodities and Energy Markets.

Metals and Energy Capital offers price-making, derivative trading and financing in base and precious metals as well as financing to the oil and gas sector. The contribution from Metals and Energy Capital was down slightly on the strong result of the prior year, which included the $38 million profit upon realisation of the East African Gold Mines investment. Good growth was experienced in the oil and gas financing business and a number of investments were realised during the year.

Foreign Exchange provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. Foreign Exchange continued to perform well as high volatility and volumes provided good opportunities for client deals and trading. The Division's contribution increased on the strong prior year.

Debt Markets originates, arranges and places debt for clients and is active in primary and secondary markets for government inflation-linked, corporate, global and asset-backed securities. It also provides credit and interest rate risk management solutions through structured securities and derivatives. The Debt Markets' result was broadly in line with the prior year. The business experienced good client deal flow and trading and a positive contribution from the South African joint venture with ABSA Bank Limited.

Futures provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The contribution from Futures was strongly up on the prior year due to increased turnover.

Treasury is responsible for management of the Bank's balance sheet, liquidity and interest rate exposure. Treasury's result was well up on the prior year, reflecting successful management of the multi-currency interest risk of the balance sheet. The Division successfully undertook an increased number of private and public transactions in global funding markets during the year, including the Bank's hybrid capital raising.

Agricultural Commodities provides risk management solutions to the agricultural industry globally. During the year, the Division continued to broaden its scope by establishing a structured products team to capitalise on strong investor interest in commodities and by further building its presence in physical cotton. Higher volatility in commodity markets with increased client hedging and trading opportunities, in addition to a broader product mix, resulted in a significantly stronger contribution from Agricultural Commodities.

Energy Markets provides risk management and financing solutions to the energy sector globally, and has a presence in London, Sydney, Houston and New York. Energy Markets made an increased contribution due to good customer business flows and a solid trading desk performance.

Outlook

The future performance of the Group is dependent on the operating environment and, in particular, market conditions. High volatility across most markets is expected to continue, while volumes are expected to remain at a satisfactory level. The Group expects to maintain strong domestic market positions and will continue to expand its offshore operations as appropriate opportunities are identified. Repeating the strong 2004/2005 result may be challenging given dependence on the operating environment.



Equity Markets Group
Focus: Hedge fund business







Equity Markets Group
Focus: Hedge fund business

Equity Markets Group achieved a good result, slightly ahead of the prior year.

Equity Markets Group contribution to profit


9%

Leveraging some 20 years of trading experience, Equity Markets Group offers investors the opportunity to profit in a range of markets via the hedge fund business launched this year.

This newly-formed business gives investors the opportunity to gain exposure to a broad spectrum of trading activities via a range of single-strategy funds managed by traders employed by a wholly-owned subsidiary of Macquarie, and via other managers through fund-of-fund products. The single-strategy funds are available directly via the Macquarie Newton Specialist Funds banner, while fund-of-fund exposure to external managers is offered via the Macquarie Equinox fund portfolios.

Macquarie Newton was born out of the Group's well-established and highly successful principal trading activities. These funds allow investors to invest in trading strategies formerly only traded by the Bank and other strategies which have been developed within the Bank over many years. They combine trading risk expertise with the operational and risk management excellence of Macquarie.

The range of hedge fund investment styles includes Absolute Return strategies – single-strategy funds that aim to consistently deliver positive returns in both rising and falling markets; and other specialist strategies, such as Special Events which aim to make profits from takeovers and other sharemarket activity, utilising trading and hedging techniques to maximise returns and manage risks. They are being marketed to both domestic and international investors.

Macquarie Equinox, a retail product that offers exposure to hedge fund strategies with capital protection at maturity, utilises the Bank's hedge fund research capabilities. The managers of the component funds have been chosen for their experience, risk control and proven track records.

Equinox has been designed to provide retail investors with an efficient means to gain exposure to a portfolio of international Hedge Funds and Tactical Traders. Equinox aims to provide investors with an income stream as well as capital growth, which has traditionally only been available to financial institutions and high-net-worth individuals. The Equinox series has been successfully marketed in Australia and Germany, while plans are being developed to reproduce this product in other markets.

Macquarie launches a fully integrated hedge fund capability

Equity Markets Group achieved another record result with a slight increase over the prior year. Increased contributions were made by a number of relatively new businesses. The Group also benefited from a more diversified and innovative product mix as low equity volatilities and interest rates resulted in increased customer demand for higher structured products.

The Group's Hong Kong equity derivatives business made a strong contribution but was significantly down on last year's record result. The business benefited from a more diversified product range including higher margin structured products and the successful expansion of its distribution channels. Macquarie's Equity Markets Group was a leading Hong Kong market issuer of unlisted equity notes in 2004.

The Australian operation made another record contribution and further diversified its product mix. The business also had good contributions from unlisted equity products. The business was named Australian Derivatives House of the Year by *Asia Risk* and was the 2004 leading warrant issuer by volume and value.

The South African business alliance with Nedbank Limited made a good contribution though this was down on the prior year. Revenues were again derived from a more diversifed product range.

The South Korean equity derivatives alliance with Woori Bank, the second largest banking and financial group in South Korea, produced a strong result in its first full year of operation. The business continues to increase both its product range and client base. Further deregulation of the local equity derivatives market holds promise for the business.

The Group's Brazilian equity derivatives business was well up on the previous year, expanding its product range and becoming the leading issuer of single stock equity options in the Brazilian market.

The contribution from the Japan equity derivatives business was down on the prior year, reflecting depressed local market conditions.

During the year, the Group commenced issuing warrants in the Singaporean market. This new initiative returned a trading profit before start-up costs.

The contribution from trading in equity derivatives in the US and European markets was up on the prior year, due to increased sales of equity risk products over these underlying markets to the Asian customer base and arbitrage trading over global equity markets. The contribution from international structuring transactions increased over the prior year with an increase in transactions in a number of geographic markets, particularly Germany.

The hedge fund business was launched during the year and made a good contribution. The business offers single-strategy hedge funds management, fund-of-hedge funds offerings and capital protected hedge fund products.

Outlook

The Group has developed a more diversified business and is well placed to respond to changing market conditions. Customer demands are met through product innovation. The Group will continue to focus on Asia and expand product issuance across the region. It will also expand in the US, using a desk in New York to enhance international trading operations. However, as always, the Group is not immune to any sustained downturn in global equity market volumes.









SixStar Awards 2004

Manager of the Year

Awarded to

Macquarie Investment Management Ltd

Superannuation Fund Manager of the Year

Macquarie Investment Management Ltd

Best Master Trust / Wrap Provider

MACQUARIE

Financial Services Group Funds Management Group Focus: Client service

Financial Services Group achieved another very strong result, 20 per cent up on the prior year.

Financial Services Group contribution to profit


4%

Funds Management Group achieved a good result, 66 per cent up on the prior year.

Funds Management Group contribution to profit


1%

Our clients are the most important people to us and it is essential that we provide them with the best service possible. We listen to them, act on their views and use our resources to offer them opportunities to help achieve their objectives.

The funds, administrative services and innovative product solutions developed by the Financial Services Group and the Funds Management Group, consistently receive awards as a result of the high level of service provided by our people. These awards are significant to us because our clients vote for them, recognition that we are spending the time and effort on the services and products that are important to our clients. They reaffirm our service ethic, which is based on providing industry-leading service, advice and products to the people who matter most.

The future of our business depends on us working with clients to help them grow their business and their wealth.

Client service is one of the keys to our success

Financial Services Group's contribution was 20 per cent up on the prior year (or 52 per cent, excluding the one-off contribution in the prior year from the sale of the Group's interest in its South African joint venture).

This increased contribution was the result of:

- increases in market shares across all major products
- growth in client numbers to over 600,000
- the continued strength of equity markets
- continued focus on cost management
- strong inflows into the Group's major products
- four years of investment and business diversification.

The Group also expanded its operations to include the manufacture of yield-related alternative assets and the distribution of third-party managed funds.

During the year, the Group expanded its international profile with the acquisition of a 49 per cent shareholding in Brook Asset Management, one of New Zealand's largest fund managers, and other initiatives.

Macquarie Adviser Services was again recognised for providing excellent service levels to financial advisers by being awarded both the Best Fund Manager and Best Master Trust/Wrap Provider, based on service performance. This is the first time any service provider has won both major categories two years running. Macquarie was also awarded the 2004 Investorweb Research Superannuation Manager of the Year for the third consecutive year.

Macquarie Adviser Services (MAS) experienced continued strong growth in its signature products – Macquarie Wrap Solutions, the Group's administration platform, and the Macquarie Cash Management Trust (CMT). Macquarie Wrap Solutions had $14.1 billion in funds under administration following a record month in December with $560 million of inflows and a record December quarter with $1.4 billion of inflows. The CMT reached $10 billion in late 2004 and started the 2005 calendar year with strong inflows to end the financial year on $10.6 billion.

Both Macquarie Wrap Solutions and the CMT were supported by strong superannuation and self-managed superannuation fund inflows, growing 38 per cent from $9.1 billion to $12.6 billion.

The Division introduced a new third-party managed fund distribution business with the launch of The Professional Series. The Professional Series combines MAS's expertise in fund administration, distribution, marketing and service with the specialist investment skills of a select number of global and domestic fund managers. The first two funds in the series were launched during the year: the Macquarie Morgan Stanley Global Franchise Fund and the Macquarie Walter Scott Global Equities Fund.

MAS continued its success manufacturing alternative asset products with the issue of the collateralised debt obligation product "Generator Income Notes", which raised $154 million.

Macquarie Financial Services (MFS) made a strong contribution with a significant increase in both stockbroking and underwriting revenues. MFS wrap funds under administration grew by 47 per cent to $2.9 billion this financial year.

Macquarie confirmed its position as one of the leaders in the private client adviser market for full service stockbroking, with average revenue per adviser up 38 per cent.

Risk and compliance management has been a major focus this year with the full implementation of the Financial Services Reform Act and an extensive internal program, which will further cement the Group's position as a leader in risk management.

Outlook

The Group expects further development of its private client broking business and will continue to investigate domestic and international investment opportunities. It will seek to expand its existing capabilities to manufacture and distribute alternative asset products to meet client demand in Australia and New Zealand. It is also exploring opportunities for partnership with local and international financial institutions to facilitate the distribution of domestic and international products.

Funds Management Group's

contribution was 66 per cent up on the prior year, driven by increased management fees and the sale of the Group's interest in its Malaysian joint venture. Total funds under management increased by 16 per cent to $42 billion. The Group enjoyed strong inflows into fixed interest, currency, alternative assets and listed property investment products.

The Group raised in excess of $1.4 billion in alternative assets from both institutional and retail clients. Alternative assets funds raised during the year included private equity fund-of-funds and advisory services, equities long/short funds and active currency hedge funds. In March 2005, the Group successfully listed the Macquarie Private Capital Group (MPCG), a listed private equity group investing in both traditional private equity sectors (venture, expansion state and buy-out capital) as well as equity type investments in property, commodities and infrastructure. At 31 March 2005, the Group managed and advised on a total of $2.1 billion in alternative assets funds.

The Group expanded its successful currency management offerings to include the Global Active Currency Fund which focuses on absolute and risk adjusted returns that have the additional benefit of low correlation to other return enhancement strategies and asset classes. Due to strong client demand, a Swiss franc class of shares within the Global Active Currency Fund was launched in March 2005.

In equities, the Group's flagship funds performed strongly against their respective benchmarks with the Macquarie Alpha Plus, Macquarie Long Short Equities, Macquarie Small Companies and Macquarie Property Securities Funds all delivering one year returns to investors in excess of 20 per cent.

A major initiative during the year was the establishment of a distribution team to offer financial advisers and their clients a selected suite of innovative investment products previously only available to institutional investors. Total funds sourced through this channel increased by 15 per cent to $2.8 billion.

The 65 per cent owned Korean joint venture, Macquarie-IMM Investment Management, saw strong growth in funds under management, up 62 per cent to $3.5 billion. The Group decided to exit its 30 per cent stake in AmInvest, the Malaysian joint venture with AmMerchant Bank Bhd. Upon completion, the proceeds will be applied to new niche asset management businesses in Asia.

Outlook

The Group foresees favourable conditions across most asset classes over the medium term. Higher margin retail-focused and institutional product innovations in the Australian market and international acquisition and development opportunities will be the Group's focus over the coming 12 months.

Other Groups and Divisions

Risk Management Division

The Risk Management Division is an independent, centralised unit responsible for assessing and monitoring risks across the Group. Its functions are Credit, Finance, Operational Risk Review (ORR), Compliance and the Data Policy Unit. A full Risk Management Report is contained in the 2005 Financial Report.

Credit assesses the credit risk on lending and trading transactions. It allocates credit limits for counterparties and countries, develops procedures for measuring credit exposures and reviews the adequacy of legal documentation.

Finance reviews market risk taken in the trading and banking books across the Group. It sets trading limits and monitors exposures against those limits daily. Finance is responsible for liaison with APRA and for ensuring compliance with its prudential standards. In addition, Finance is responsible for the Group's funding and liquidity policies and monitoring compliance with them. Finance has also developed the Group's economic capital model which aims to align the overall profile of risks within the Group with its capacity to absorb them.

Post balance date, ORR was split into two departments – Internal Audit and Operational Risk. Internal Audit provides independent assurance to senior management and the Board Audit and Compliance Committee, that appropriate controls are in place for the management of operational risks and that those controls are operating effectively. Operational Risk facilitates an appropriate operational risk awareness and culture through the ongoing development and implementation of a framework for the Group's businesses to identify, assess and manage operational risk.

Compliance oversees measures to ensure compliance with applicable regulations and laws in Australia and overseas and with obligations to clients and counterparties.

The Data Policy Unit ensures that uniform data standards are adopted by the Group's businesses so that accurate and reliable information is available for the management and reporting of risks. This data is used for limit monitoring and for inclusion in regulatory and internal risk management reporting.

Corporate Affairs Group

The **Financial Operations Division** supports the Bank's operating areas and management through the provision of financial control, financial planning and capital management, management reporting and budgeting, divisional accounting services and international business support.

The Division has continued to focus on the Bank's adoption of International Financial Reporting Standards, which came into effect on 1 April 2005. This has involved an extensive review of accounting policies across the Group and consequent system and operational changes to apply the new rules.

The **Settlements Division** is responsible for the independent confirmation and settlement of a variety of currencies and products for the Bank. Its primary responsibility is providing support to the Treasury and Commodities Group, however it provides confirmation facilities for all operating Groups, ensuring appropriate operational risk standards and prudential controls are maintained.

The **Business Improvement Division** provides tailored consulting services to all of the Bank's business and support areas. Services range from strategic advice on issues such as growth, organisation design and new product development, to re-engineering of operational processes and management of change programs.

The Taxation Division provides taxation support to all areas of the Bank, manages the Bank's compliance with taxation legislation and its relationships with revenue authorities worldwide. The Division also reviews the taxation implications of existing and proposed transactions and structures. To maximise support to the Bank's overseas businesses, the Division's staff are also located in London, New York and Hong Kong.

The Company Secretarial and Investor Relations Division has responsibility for compliance with certain ASX and Australian Securities and Investments Commission requirements, the Bank's share registry, employee equity schemes, professional risk insurances and Bank-wide corporate governance matters.

The Division includes the Investor Relations function, which oversees the Bank's communications with the investment community and actively works to foster relationships with the Bank's shareholders. Investor Relations has been particularly active in developing its relationships with offshore shareholders, whose holdings have doubled over the past two years.

The **Human Resources Division** aspires for Macquarie to be recognised as the leading employer of the best people in the market. Human Resources supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this, the division works closely with business groups, providing operational and consulting services globally.

The Business Services Division provides the Bank with a range of business support functions including space and lease management, business continuity and security, guest relations, procurement and business information services. A number of key projects have been completed during the year, including the integration of Macquarie Securities Asia's expansion.

The Information Services Division is responsible for the management of the Bank's technology infrastructure, the support and development of existing business systems, and the delivery and deployment of new systems, technologies and services.

A key focus this year was the expansion of our global technology infrastructure to accommodate the growth of offshore businesses, particularly Macquarie Securities Asia. A number of significant new applications were deployed to support business growth, including the implementation of a software package to support mortgage origination in North America and a newly developed global clearing system for the Futures business.

The Quantitative Applications Division provides critical analytical expertise to the Bank's businesses. In particular, the Division has verified the pricing models for a wide range of multi-asset options.

The Division offers various external courses including financial modelling, valuation and derivatives under the title "Macquarie Bank Financial Intelligence Series" and plans to offer courses in other financial centres in Asia.

Corporate Communications Division is responsible for protecting and enhancing Macquarie Bank's brand and reputation. The Division oversees the Bank's activities in the following areas, both domestically and in international markets:

- media relations
- government relations
- international and community relations
- brand and marketing
- internal communications

Corporate Communications manages a number of Bank-wide Committees in brand and marketing, sponsorships and media in order to improve operating effectiveness and gain any synergies that may be available to Macquarie's businesses in these areas.

Additional resources were committed in Asia, North America and Europe in 2005 to support an increasing international presence.





Macquarie and the community
Focus: Macquarie Bank Foundation/ Cancer Research

Medical research has unlocked the answers to many illnesses and it is one of the key areas of funding from the Macquarie Bank Foundation.

In the year to 31 March 2005, the Foundation supported initiatives designed to assist researchers in the early stages of their career, as well as those at the cutting edge of medical innovation.

The Macquarie Bank Fellowship in Cancer Research was established in memory of Macquarie staff who have been lost to cancer. The Foundation will make a $60,000 grant to Cure Cancer Australia each year, with the inaugural fellowship awarded to Dr Michelle Henderson of Sydney's Garvan Institute. Dr Henderson is studying DNA changes which lead to cancer.

Also at the Garvan Institute, the Foundation entered a three-year agreement to provide scientists with the latest equipment in gene technology. The laser capture microscope will help the Institute identify the genetic basis of various diseases, forming the basis for potential cures.

The Foundation continued its support of Cure Cancer Australia's National Young Researcher of the Year Awards, which recognise outstanding cancer researchers in the early stages of their career, enabling them to develop their work and cement their position in the cancer research community.

In other areas of medical research, the Macquarie Bank National Asthma Research Fund was established with a $350,000 contribution from the Macquarie Bank Foundation, the Asthma Foundations of Australia and the Federal Government. This fund forms part of the Macquarie Bank Foundation's $1 million commitment to asthma research over five years.

The Foundation also funds schizophrenia research through the Neuroscience Institute of Schizophrenia and Allied Disorders (NISAD) and is supporting a world-first development by the Queensland Institute of Medical Research as it works on a treatment for Guangdong Cancer, a virulent nose and throat cancer that could affect one in 10 people in southern China.

Macquarie supports the health of our communities

Macquarie in the Community

The Macquarie Bank Foundation contributes more than $4.5 million a year to about 250 community organisations in the areas of health care and research, welfare, education, the environment and the arts.

In its community activities, the Foundation seeks to actively engage Macquarie staff. In response to the Asian tsunami crisis, the Foundation matched all staff donations to the relief effort and also contributed to the Australian Red Cross. Through these measures, Macquarie and its staff made a total contribution of more than $1.6 million.

The Foundation also assisted a range of international programs which receive volunteer support from Macquarie staff. These included the Hackney Schools' Mentoring Program in London, which mentors disadvantaged teenage girls; Casa da Paz, which provides educational activities for destitute children in Sao Paulo, Brazil; and San Francisco community arts organisation, Fischouse.

In Hong Kong, the Foundation contributed to Operation Santa Claus, which supports a range of community organisations, while Macquarie staff in Australia remain active participants in Oxfam's annual Trailwalker event, which raises funds for international programs.

In its community endeavours, Macquarie also seeks to empower not-for-profit organisations, in addition to providing financial support. During the year, the Foundation entered a three-year partnership with Social Ventures Australia to launch a program giving community organisations the business skills to improve their performance, secure funding and run more efficiently.

The Foundation supported a wide range of other Australian community initiatives. It became a founding partner of OzHarvest, a new charity which picks up leftover food from caterers and restaurants and distributes it to shelters and refuges in Sydney. OzHarvest currently provides several thousand meals to homeless people each week.

Scouts Australia established an Institute of Training with funding support from the Foundation, offering Australia's first and only formal Leadership of Youth qualification.

In the arts, the Foundation's partnership with the National Gallery of Australia saw the commencement of the third National Sculpture Prize and Exhibition, attracting entries from a record 636 artists.

The Foundation also supported a range of environmental programs, including the Australian Wildlife Conservancy's Scotia project, the Australian Bush Heritage Fund, Waterkeepers Australia and the Karori Wildlife Sanctuary in Wellington, New Zealand.

Macquarie Bank Sports, funded by the Foundation and several Macquarie businesses, significantly expanded its sports camp program during the year.

A number of other activities were initiated to support Macquarie staff in their community activities. Macquarie Volunteering was established, an online service linking staff with not-for-profit organisations looking for volunteer assistance. The Staff Participation Policy was also introduced, awarding $3,000 grants to community organisations on which Macquarie staff serve in an executive capacity.

Macquarie staff continued their active community involvement, raising funds for charities throughout the world, with supplementation from the Foundation. In addition to these volunteer and fundraising efforts, many staff provided pro-bono support. Members of Macquarie's Information Service Division assisted with the technical needs of several community organisations, including the Spastic Centre of NSW, the Smith Family and the Bundanon Trust.

Corporate Governance Statement

The Board of Voting Directors (the Board) is committed to Macquarie Bank Limited (the Bank) achieving superior financial performance and long-term prosperity, while meeting stakeholders' expectations of sound corporate governance practices. This Statement outlines the Bank's main corporate governance practices as at 31 March 2005. Unless otherwise stated, they reflect the practices in place throughout the financial year ending on that date.

The Board, in conjunction with the Board Corporate Governance Committee, determines the corporate governance arrangements for the Bank. As with all its business activities, the Bank is proactive in respect of corporate governance and puts in place those arrangements which it considers are in the best interests of the Bank and its shareholders. It actively reviews Australian and international developments in corporate governance. As detailed in this Statement, the Bank considers that its governance practices comply with all but two of the ASX Corporate Governance Council's best practice recommendations. An explanation for departure from these recommendations is provided on pages 41-42 and 47, respectively. A table summarising the Bank's compliance with the ASX Corporate Governance Council's recommendations is available on the Bank's website at www.macquarie.com.au.

In addition, the Bank has posted copies of its corporate governance practices to its website in accordance with the ASX Corporate Governance Council's recommendations.

1 The Board

1a Membership

The Board believes that its membership should comprise directors with an appropriate mix of skills, experience and personal attributes that allow the directors individually, and the Board collectively, to:

- *discharge their duties and* responsibilities under the law efficiently and effectively;
- understand the business of the Bank and the environment within which the Bank operates so as to be able to agree with management, the objectives, goals and strategic direction to maximise shareholder value; and
- assess, and if necessary address, the performance of management in meeting those objectives and goals.

The current membership of the Board is set out below. Details of each individual Voting Director's background are set out in Schedule 1 to the Directors' Report, which immediately follows this Corporate Governance Statement.
(ASX Recommendation 2.5)

Current Board composition

Voting Director	Board Membership	Date of Appointment
David Clarke AO	Executive Chairman	8 March 1984
Allan Moss	Managing Director and Chief Executive Officer	26 June 1989
Mark Johnson	Executive and Deputy Chairman	23 February 1987
John Allpass	Independent	1 January 1994
Laurie Cox AO*	Executive	2 January 1996
Peter Kirby	Independent	28 June 2003
Catherine Livingstone	Independent	19 November 2003
Barrie Martin	Independent	23 August 1993
Kevin McCann	Lead Independent	23 December 1996
John Niland AC	Independent	21 February 2003
Helen Nugent AO	Independent	1 June 1999

* Became an Executive Voting Director on 25 March 2004. Prior to 25 March 2004, Mr Cox was a Non-Executive Director.

The Board has a majority of independent directors and the roles of chairman and managing director are not exercised by the same individual.
(ASX Recommendations 2.1 and 2.3)

The Bank's constitution further provides that the maximum number of Voting Directors shall be ten unless amended by a resolution of the Voting Directors. In July 2003, the Board resolved to increase the maximum number of Voting Directors to eleven. The number of Voting Directors necessary to constitute a quorum is:

- not less than one-third of the Voting Directors currently in office; and
- the number of Non-Executive Directors (NEDs) present at a meeting must be greater than the number of Executive Voting Directors present.

1b Role and Responsibilities

The primary role of the Board is to promote the long-term health and prosperity of the Bank. To accomplish this, the Board:

- approves objectives and goals and agrees strategic direction for management with a view to maximising shareholder value;
- adopts an annual budget and monitors financial performance;
- monitors the adequacy, appropriateness and operation of internal controls;
- identifies significant business risks and reviews how they are managed;
- approves transactions in excess of delegated levels;
- selects, appoints and reviews the performance of the Managing Director and the Executive Chairman;
- selects and appoints new Voting Directors; and
- sets business standards and a code for ethical behaviour.

The Board has delegated specific authorities to the Executive Chairman and to its various Board Committees. Subject to these delegated matters, the Managing Director is authorised to exercise all the powers of the Voting Directors to manage the business of the Bank, except with respect to the following:

- annual Executive Director promotions;
- approvals above delegated levels of credit limits, country risk exposures, equity risk limits, market risk limits, loans and equity investments, underwriting risk and new managed funds;
- capital expenditure or expenditure outside the ordinary course of business in excess of delegated levels;
- approval of major elements of strategy initiated by management including any significant change in the direction of that strategy;
- adoption of the Bank's annual budget;
- approval of the interim and final accounts and related reports to the ASX;
- any proposal to issue securities of the Bank (except under a program previously approved by the Board);
- institution or defence of major litigation which may materially affect the reputation or finances of the Bank; and
- certain risk and management policies as prescribed by the Australian Prudential Regulation Authority (APRA).
(ASX Recommendation 1.1)

The Bank's Executive Committee and Operations Review Committee operate as management committees appointed by the Managing Director pursuant to his delegated powers and, in exercising these powers, he typically makes decisions regarding significant issues, in consultation with one of these committees.

The duties delegated by the Board to the Executive Chairman include:

- reviewing the ongoing performance of the Managing Director (noting the annual assessment of the Managing Director and the Executive Chairman by the Independent Directors) and, when required, heading the selection process by nominating appropriate candidates to be appointed as a new Managing Director;
- membership of the Executive Committee; and
- such other executive duties as are delegated by the Board from time to time, including responsibility for three of the Group's listed property trusts and being Chairman of the Macquarie Goodman Group.

A list of the matters delegated to management is disclosed on the Bank's website.

The Bank currently also has approximately 177 Non-Voting Executive Directors. Pursuant to the Bank's constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign the Bank's common seal.

1c Chairman

The Bank has noted the ASX Corporate Governance Council's best practice recommendation that listed companies have an independent director as chairman. However, for the reasons set out below, the Board believes that Executive Director, David Clarke, is the most appropriate person to be the Bank's Chairman and that other measures adopted by the Bank provide an appropriate check on executive power.
(ASX Recommendation 2.2)

Mr Clarke has been Executive Chairman of the Bank since its formation and before that was Executive Chairman of Hill Samuel Australia Limited, the business predecessor to the Bank, having been so appointed in 1984. He was Joint Managing Director from 1971 to 1977 and Managing Director from 1977 to 1984. Given the Bank's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of the Bank's operations. Mr Clarke's experience in investment banking, and as a chairman of major listed entities, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. His wide experience enables him to provide support and advice to the Managing Director while respecting executive responsibility.

The Bank's dependence on the performance of its staff is a further reason why, like most global investment banks, the Bank believes it to be in shareholders' interests to have a number of Board members with operating experience of the businesses. The Executive Chairman role has worked very well for a long time at the Bank, continues to work well, and is considered to be in shareholders' interests.

The Bank has also adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- the separation of the role of Executive Chairman from that of the Managing Director;
- Kevin McCann's role as Lead Independent Director;
- having a majority of Independent Directors on the Board who meet at least once annually as a group and in the absence of any executives;
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member;
- the ability of Voting Directors to seek independent professional advice for company related matters at the Bank's expense; and
- an annual assessment of the Executive Chairman and Managing Director by the Independent Directors.

1d Independent Directors

The Bank recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. Accordingly, the Board has resolved that its composition should have a majority of independent directors, as determined by the Board Corporate Governance Committee. Seven of the eleven Board members are Independent Directors.

The Board believes that independence is essentially a state of mind evidenced by an ability to constructively challenge and independently contribute to the work of the Board. In addition, the technical independence of directors is assessed annually by the Board Corporate Governance Committee and, to assist that Committee, the Board has adopted the following definition of an Independent Director: a Voting Director will be considered independent if not a member of management and if he/she meets the following criteria (to the satisfaction of the Board Corporate Governance Committee):

- is not a substantial shareholder of the Bank or of a company holding more than ten per cent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than ten per cent of the Bank's voting stock;
- has not within the last three years been employed in an executive capacity by the Bank or another group member or been a director after ceasing to hold any such employment;
- is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser;
- is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceed five per cent of the customer's total operating costs;
- has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank;
- is not a director of any of the Bank's subsidiaries or responsible entities; and
- has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the Bank and independently of management.

(ASX Recommendations 2.1 and 2.5)

With good cause, the Board Corporate Governance Committee may at its discretion determine that a Voting Director is independent notwithstanding that not all of the above criteria are satisfied. Correspondingly, the Board Corporate Governance Committee can, in appropriate circumstances, determine that a Board member has lost their independence notwithstanding that they continue in a formal sense to satisfy all of the above criteria. The Board Corporate Governance Committee has not exercised this discretion in respect of any past or present Board member.

The Board Corporate Governance Committee has determined that each of the seven Voting Directors designated as Independent Directors in this Statement satisfy all of the above criteria and bring an independent mind to their duties as a director.

The Bank adopted its definition of an Independent Director in October 2002, prior to the release of the ASX Corporate Governance Council's recommendations. The materiality of thresholds are reviewed from time to time and were reviewed after the release of the ASX Corporate Governance Council's recommendations.

The Board has adopted a different materiality threshold from the ASX Corporate Governance Council to assess independence where a director is associated with a company which has a substantial shareholding in the Bank, namely a ten per cent holding instead of a five per cent holding. Given the relatively small scale of the Australian market, many institutional shareholders regularly hold five per cent or more of companies in their portfolio which could inappropriately result in a director associated with that shareholder no longer satisfying the definition of an independent director. A shareholder holding less than ten per cent of the issued shares has a very limited ability to independently influence decisions. Currently, no Independent Director directly or indirectly holds, nor is a director of a company holding, greater than five per cent of the issued shares of the Bank.

The Bank's definition of an Independent Director also does not include a specified length of service as a director as recommended by the ASX Corporate Governance Council. However, the Board has adopted a limit on the length of service of its NEDs as discussed in section 3b of this Statement.

As indicated above, the independence of each Independent Director is monitored by the Board Corporate Governance Committee and Voting Directors may be required to provide information from time to time to that Committee to enable it to assess the directors' ongoing independence. Each year, the Independent Directors are requested to confirm in writing their continuing status as an Independent Director and they have each undertaken to inform the Board as soon as practical if they think that their status as an Independent Director has or may have changed.
(ASX Recommendation 2.5)

1e Board Practices

The Board of the Bank meets monthly and at other times as needed. Two special additional meetings are held each year to consider the interim and final accounts. An annual Board strategy meeting is also held in conjunction with senior management at which the strategic direction for the Bank in the short and longer term is discussed.

The monthly Board papers, normally distributed about a week prior to the relevant meeting, make the Board aware of current and forthcoming issues relevant to the Bank's operations and performance. These contain the monthly and year-to-date performance of all Divisions, a prudential report from the Risk Management Division (RMD) and papers relating to particular issues. Where the Chairman or the Company Secretary is aware that a potential conflict of interest may arise in relation to a Voting Director, the Voting Director concerned does not receive a copy of the relevant Board paper and withdraws from the Board meeting while the matter is being considered.

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Executive Voting Directors					
David Clarke AO			Chairman	Member	Chairman
Allan Moss					Member
Mark Johnson		Member			Member
Laurie Cox AO					Member
Independent Directors					
John Allpass	Chairman			Member	Member
Peter Kirby				Member	Member
Catherine Livingstone	Member				Member
Kevin McCann	Member	Chairman			Member
Barrie Martin	Member		Member		Member
John Niland AC		Member			Member
Helen Nugent AO			Member	Chairman	Member

There are procedures for keeping the Board up-to-date with the Bank's activities and relevant external developments. These include senior management presenting significant matters to the Board and the Board being able to seek further information on any issue, including requesting that a particular Division or Group Head present to it on the performance, strategy or outlook for that Division or Group. The Board has scheduled visits to major businesses in the Group and its managed funds to provide the opportunity to interact with operational management. In addition, quarterly Risk Management Division education sessions are scheduled for Board members and they may attend relevant external professional development courses at the Bank's expense.

The Board also has a policy of enabling Voting Directors to seek independent professional advice for company-related matters at the Bank's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable.
(ASX Recommendation 2.5)

The Independent Directors meet at least once per year in the absence of management and at other times as they determine. During the financial year ended 31 March 2005, the Independent Directors met on two occasions. The convenor of these meetings is the Lead Independent Director (ex-officio the Chairman of the Board Corporate Governance Committee).

2 Board Committees

Five standing Board Committees have been established to assist in the execution of the Board's responsibilities. All Board members are free to attend any meeting of any Board Committee. The membership of each Committee is outlined in the table opposite.

It is the policy of the Board that a majority of the members of each Board Committee should be Independent Directors, that the Board Audit and Compliance Committee will comprise only Independent Directors and that the Board Remuneration Committee and the Board Corporate Governance Committee be chaired by Independent Directors.

The number of times each Board Committee met and the number of those meetings attended by the members of each Committee is set out in the Directors' Report. Each Committee has a charter, copies of which are available on the Bank's website at www.macquarie.com.au.
(ASX Recommendations 2.5, 4.5 and 9.5)

The functions of the Board Audit and Compliance, Nominating, Remuneration and Risk Committees are discussed later in this Statement.

The **Board Corporate Governance Committee**, established in October 2002, is responsible for oversight of corporate governance at the Bank. The responsibilities of the Board Corporate Governance Committee include:

- to review annually and provide recommendations to the Board on corporate governance arrangements and on the alignment of Board operations with best corporate governance practice, including the creation, composition, charters and effectiveness of other Board committees;

- to inform the Board of corporate governance requirements of regulators, including APRA, ASIC, the ASX and other stakeholders;

- to review developments in corporate governance in Australia and globally, and identify and draw to the attention of the Board, departures from conventional corporate governance standards which it considers are appropriate and in the best interests of the Bank;
- to determine the independence of directors (including the criteria for determination) and to monitor the ongoing status of such directors;
- to consider questions of possible conflict of interest arising for directors, review existing behaviour and ethical guidelines for directors and recommend changes for adoption by the Board;
- to approve the Bank's corporate governance statement and to monitor those of subsidiaries and funds managed by the Bank; and
- to oversee the process for the annual review of the Chief Executive Officer and the Executive Chairman.

3a Nomination of Directors

The Board established the **Board Nominating Committee** in September 1992. The Committee comprises the Chairman and two Independent Directors.
(ASX Recommendation 2.4)

The Nominating Committee's role, which is outlined in its charter, is to review and consider the structure and balance of the Board and make recommendations regarding appointments, retirements and terms of office. In particular, the Committee is to:

- identify and recommend to the Board, candidates for the Board after considering the necessary and desirable competencies of new Board members;
- review induction procedures for new appointees to the Board to assist them to effectively discharge their responsibilities;
- assess and consider the time required to be committed by a Voting Director to properly fulfil their duty to the Bank and advise the Board;
- review succession plans for the Board with a view to maintaining an appropriate balance of skills and experience on the Board; and
- review measures for keeping Voting Directors up to date with the Bank's activities and relevant external developments.

The Board has adopted a policy to govern the selection and appointment of Voting Directors, a copy of which is available on the Bank's website.
(ASX Recommendation 2.5)

When a vacancy exists or whenever it is considered that the Board would benefit from the services of a new Voting Director, the Nominating Committee will seek to identify the competencies required to enable the Board to fulfil its responsibilities and recommend candidates with the appropriate expertise and experience. In doing so, the Nominating Committee will have regard to the results of the annual appraisal of the Board's performance. While recognising that each Voting Director will not necessarily fulfil all criteria, the Nominating Committee has nevertheless identified the following fundamental factors as relevant to the selection and appointment of new directors:

- outstanding in capability with extensive and senior commercial experience, preferably with a listed company;

- cultural fit with existing Board members and empathy to the Bank's culture;
- high level of personal integrity;
- a team player;
- independent states of mind;
- free of conflicts as identified by the Bank and by APRA; and
- time available to meet the commitment required.

In addition, specific functional skills will be identified from time to time to complement the overall mix of functional skills of Board members.

The Nominating Committee has unlimited access to senior management of the Macquarie Bank Group (the Group), and is able to engage recruitment consultants to undertake research on, or assess, candidates for new positions on the Board, or to consult other independent experts where it considers it necessary to carry out its duties and responsibilities. Any costs incurred as a result of the Committee consulting an independent expert will be borne by the Bank.

3b Board Renewal

The Board recognises that it is important that it undergoes a regular process of renewal via changes in membership. The Board has appointed three new Independent Directors since the beginning of 2003 – John Niland, Peter Kirby and Catherine Livingstone. These Board members were appointed for terms that will not exceed a maximum of twelve years. Similar arrangements, but with transitional provisions that broadly weight past time on the Board at 50 per cent, apply to the other Independant Directors. This will provide the Board with the benefit of regular new input.

Where a Voting Director is appointed to fill a casual vacancy on the Board or as an addition to the existing Voting Directors, they must retire and submit to election at the next general meeting. Voting Directors must also retire and seek re-election at every third Annual General Meeting (AGM) since they were last re-elected. The total number of Voting Directors to retire at the AGM each year must not be less than the number closest to (but not exceeding) one-third of the then number of Voting Directors (excluding the Managing Director and rounded down), with such retiring directors being eligible for re-election. A Voting Director who is standing for election at an AGM because they have been appointed to fill a casual vacancy or as an additional Voting Director since the last AGM, will be counted towards the one-third retirement requirement. Directors standing for election in these circumstances are subject to a formal performance appraisal prior to the Board determining whether to recommend their re-election.

All new NEDs receive a letter of appointment from the Chairman outlining matters relevant to the Board's operations and policies and to their appointment. Such matters include:

- terms of appointment, subject to shareholder approval;
- expectation of the Board in relation to attending and preparing for all Board meetings;
- procedures for dealing with conflicts of interest;
- remuneration;
- indemnification and director's liability insurance;
- disclosure obligations; and
- availability of independent professional advice.

The letter of appointment also outlines the induction process for new NEDs. In addition to various written and electronic information, new NEDs meet with the Managing Director, the Deputy Managing Director, each Group Head, the Head of RMD, the Company Secretary and other relevant executives to familiarise themselves with the Bank, its procedures and prudential requirements, and Board practices and procedures.

3c Performance of Directors and Key Executives

The Board undertakes a formal annual performance self-assessment, including an assessment of each of the Board's Committees and individual assessments of those Voting Directors required to stand for re-election at the next AGM. The process adopted by the Board to review the performance of the Board and the Bank's most senior executives has been disclosed on the Bank's website since September 2003 and was updated on 15 June 2004. The appropriateness and effectiveness of this process is reviewed periodically by the Board Corporate Governance Committee. *(ASX Recommendation 8.1)*

During the financial year ended 31 March 2005, the process for conducting the Board's performance review consisted of the Chairman conducting individual interviews with each of the Voting Directors. The Voting Directors completed a questionnaire and were able to make other comments or raise any issues that they had.

The questionnaire agreed by the Board covered matters such as:

- the Board's contribution to developing strategy and policy;
- interaction between the Board and management and between Board members;
- the Board's processes to monitor business performance and compliance, control risks and evaluate management;
- Board composition and structure; and
- the operation of the Board, including the conduct of Board meetings, Board Committee meetings and group behaviours.

The Chairman compiled the results of the questionnaire and interviews and a written report discussing the results, including both a quantitative and qualitative analysis, issues for discussion and recommendations for initiatives, was presented to the Board.

The Board Corporate Governance Committee also utilised relevant parts of the results of the questionnaire to fulfil its responsibility to undertake an annual review of the effectiveness with which the Board committees have discharged their functions. Each of the five standing Board committees also undertook a separate self-assessment during the year.

The Managing Director and Executive Chairman also annually present a self-assessment to the Independent Directors, who formally review their performance. The presentation includes financial performance, the business environment, prudential performance, staff and human relations and other achievements. The Independent Directors report on this to the Board. Questions on the performance of the Chairman as a chairman are also included in the self-assessment questionnaire completed by the members of the Board.

The Managing Director and the Executive Chairman also evaluate, at least annually, the performance of the following key executives:

- Deputy Managing Director;
- Group Heads;
- Chief Financial Officer;
- Chief Information Officer; and
- Head of RMD.

As described on the Bank's website, both qualitative and quantitative measures are used, consistent with the dimensions for reviewing the Managing Director and the Executive Chairman. The Managing Director then reports to the Board Remuneration Committee in conjunction with the remuneration review process on the performance of these key executives. In conjunction with the annual strategy review, the Board also considers key executive succession planning and their capabilities.
(ASX Recommendation 8.1)

4 Remuneration

4a Remuneration Policy

The Bank's remuneration policies and practices in relation to Executive Voting Directors, Independent Directors and senior managers are disclosed in the Directors' Report in the section headed "Remuneration Approach" (see pages 58–67).The Bank acknowledges that disclosure of the structure and objectives of the remuneration policies, and their relationship to the Bank's performance, allows investors to understand the costs and benefits of those policies and the link between remuneration paid to directors and key executives and corporate performance. Details of the nature and amount of remuneration (including non-monetary components such as options) paid to each director and the five highest-paid executives are also set out in the Directors' Report (see pages 64-67).
(ASX Recommendations 9.1, 9.3 and 9.5)

The Macquarie Bank Employee Share Option Plan (Option Plan) was introduced by the Bank in 1995. It is described in some detail in Note 33 of the Bank's 2005 Financial Report and in the Directors' Report (see pages 61-62). In the years that options have been granted to Executive Voting Directors, the approval of shareholders has been obtained to permit those Executive Voting Directors to participate in the Option Plan up to maximum amounts specified in the shareholder resolutions. However, shareholder approval of the Option Plan itself was not required nor sought under the then Corporations Law or the ASX Listing Rules when the plan was introduced in 1995 nor is shareholder approval currently required. Hence, the Bank does not comply with ASX best practice recommendation 9.4 in respect of the Option Plan. A description of the Option Plan has been provided in the Bank's Financial Report each year and the number of options on issue, including details of expiry dates and exercise prices, has been lodged with the ASX on a monthly basis for public viewing since the Bank's shares were listed on the ASX in 1996.
(ASX Recommendations 9.4 and 9.5)

4b Setting Remuneration Arrangements

The Board established the Compensation Committee in February 1985 and it was renamed the Remuneration Committee in November 2001. The current composition of the **Board Remuneration Committee** conforms with that suggested by the ASX Corporate Governance Council as it consists of a majority of Independent Directors and is chaired by an Independent Director. Further details in relation to the Board Remuneration Committee, including the number of meetings held and the objectives and responsibilities of the Board Remuneration Committee are disclosed in the Directors' Report (see pages 56-59).

A copy of the Committee's charter is also available on the Bank's website.
(ASX Recommendation 9.2 and 9.5)

4c Non-Executive Director Remuneration

The remuneration policy for the Bank's NEDs and the amount of remuneration paid to NEDs is discussed in detail in the Directors' Report (see pages 63-66). There are no termination payments to NEDs on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration.
(ASX Recommendations 9.1, 9.3 and 9.5)

5 Financial Reporting

The Bank's Board has the responsibility for ensuring the integrity of the Bank's financial reporting. To assist the Board in fulfilling this responsibility it has adopted the processes discussed below aimed at ensuring that the financial statements and related notes of the Bank are complete, in accordance with applicable accounting standards and provide a true and fair view.

5a Financial Assurance

The Bank has maintained an Audit Committee since before the Bank was listed. In September 1996, the Audit Committee was renamed the **Board Audit and Compliance Committee** and its functions expanded to encompass compliance matters. The current composition of the Board Audit and Compliance Committee conforms with that suggested by the ASX Corporate Governance Council.
(ASX Recommendations 4.2 and 4.3)

The main objective of the Board Audit and Compliance Committee is to assist the Board in reviewing any matters of significance affecting financial reporting and compliance within the Group including:

- exercising oversight of the accuracy and completeness of the financial statements;
- making informed decisions regarding accounting and compliance policies, practices and disclosures;
- reviewing the scope and results of operational risk reviews, compliance reviews and external audits; and
- assessing the adequacy of the Group's internal control framework to ensure compliance with policies approved by the Board Risk Committee.

The responsibilities of the Board Audit and Compliance Committee are set out in its charter, and include to:

- review with management and the external auditor at the completion of the half-year review and the annual audit, and advise the Board as to:
  - the Bank's financial statements and related notes, and the external auditor's audit or review of the financial statements and the report thereon;
  - any significant changes required in the external auditor's audit plan, and any serious difficulties or disputes with management (if any) encountered during the course of the audit or review; and
  - other matters related to the conduct of the audit or review which are communicated to the Committee;
- review the significant financial reporting issues and judgments made in connection with the preparation of the Bank's financial statements, interim reports, preliminary announcements and related formal statements, and review the disclosures in the financial statements;
- consider and review with the external auditor:
  - the adequacy of the Bank's internal controls (including computerised information system controls and security); and
  - any related significant findings and recommendations of the external auditor and management's response thereto;
- monitor and review the effectiveness of the Operational Risk Review function and the Compliance function in ensuring compliance with policies approved by the Board Risk Committee and adherence to applicable laws and regulations respectively;
- consider and review with management and the Heads of Operational Risk Review and RMD Compliance:
  - the adequacy of the Bank's internal controls (including computerised information system controls and security), and the process for reporting and responding to significant control and regulatory breaches;
  - any difficulties encountered in the course of reviews, including any restrictions on the scope of the work or access to required information; and
  - any instances of significant internal fraudulent activity identified and responses thereto, and the actioning of legal and regulatory developments that may have a material impact on the Group;
- review and concur on the appointment, replacement, reassignment, or dismissal of the Head of Operational Risk Review, and ensure that the Head of Operational Risk Review is independent from the external auditor;
- review and consider the resolution of complaints regarding accounting, internal accounting controls or auditing matters from employees and the process to protect such employees making complaints; and

- report Committee decisions to the Board with such recommendations as the Committee may deem appropriate, including any proposed reporting to external regulators where Board approval is specifically required.
(ASX Recommendation 4.4)

The Board Audit and Compliance Committee also has responsibilities in relation to the external auditor disclosed below in paragraph 5c of this Statement under "Auditor Independence".

The Board Audit and Compliance Committee meets at least six times a year, with additional meetings as required. The Committee also meets privately with the following parties at least annually in separate sessions to discuss any matters that the Committee or the parties believe should be discussed privately with the Committee:

- Head of Operational Risk Review;
- Head of RMD;
- Head of RMD Compliance; and
- the external auditors.

At least annually, the Committee members also meet privately to discuss the operation and effectiveness of the Committee, and to review and, if appropriate, update the Committee's charter.

The Board Audit and Compliance Committee has unlimited access to Operational Risk Review, the external auditors, the Group's compliance officers and to senior management of the Group. The Committee also has the power to conduct or authorise investigations into, or consult independent experts on, any matters within the Committee's scope of responsibility. In accordance with current Bank policy, Committee members may seek independent professional advice for company-related matters at the Bank's expense, subject to the estimated costs being approved by the Chairman of the Board, in advance, as being reasonable.

During the year, the Board Audit & Compliance Committee approved the split of the Operational Risk Review Group into two functions – Internal Audit and Operational Risk. The two groups will together perform the same functions as the previously combined function. This change became operative in the 2005/2006 financial year.

5b Certification by the Chief Executive Officer and Chief Financial Officer

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that the Bank's financial report presents a true and fair view, in all material respects, of the Bank's financial condition and operational results and are in accordance with relevant accounting standards.
(ASX Recommendation 4.1)

5c Auditor Independence
The Board Audit and Compliance Committee is also responsible for overseeing the external audit of the Bank. Its duties and responsibilities include to:

- recommend to the Board the appointment and removal of the external auditors. This may include periodic reviews of the external auditor and tenders may be called to assist in deciding which external auditor should be recommended;
- review, consider and advise the Board on:
  - the external auditor's annual plan and proposed fees;
  - the qualification, expertise and resources of the external auditor annually; and
  - whether an effective, comprehensive and complete audit can be conducted for the fee;
- monitor the effectiveness, objectivity and independence of the external auditor; and
- develop and monitor the Bank's policy in relation to the provision of non-audit services by the auditor to ensure that the provision of such services does not impair the external auditor's independence or objectivity.

To assist in monitoring the independence of the external auditors, the Committee has adopted the following policy:

- the external auditor must remain independent of the Bank at all times and comply with Professional Statement F.1 'Professional Independence';
- the external auditor must monitor its independence and report to the Board every six months that it has remained independent;
- the audit firm must comply with the requirements of Professional Statement F.1 pertaining to financial independence and business relationships, and with the Ramsay Report recommendations pertaining to employment relationships. In particular, a former audit partner or employee on the audit of the Group or legal vehicles managed by the Group is prohibited from becoming a director or officer in a senior audit facing role at the Group or legal vehicles managed by the Group, until the lapse of a "cooling-off" period of at least five years, and after the five year "cooling-off" period, can have no continuing financial relationship with the audit firm;
- the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise;
- significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Committee or, between Committee meetings, the Committee Chairman; and
- all non-audit assignments are to be reported to the Committee every six months.

This policy on auditor independence applies to services supplied by the external auditor and their related firms to the Bank, its related entities and the trusts and entities managed by the Bank. A copy of the Bank's external auditor policy is available on the Bank's website.
(ASX Recommendation 4.5)

The Board Audit and Compliance Committee has also determined, and the Board has endorsed, that the external audit engagement partner and review partner must be rotated every five years. The audit engagement partner was rotated after the audit of the financial statements for the year ended 31 March 2003.

The auditor has been invited to attend this year's AGM and be available to answer questions about the conduct of the audit, and the preparation and content of the auditor's report.
(ASX Recommendation 6.2)

6 Identifying Significant Business Risks

There are many risks in the markets in which the Bank operates. A range of factors, some of which are beyond the Bank's control, can influence performance. In many of its businesses, the Bank constantly and deliberately assumes financial risk in a calculated and controlled manner. The Bank has in place limits and a range of procedures to monitor the risk in its activities, and these are periodically reviewed by the Board and, since its formation, the Risk Committee of the Board.

Further information regarding the Bank's system of risk oversight and management is set out below and also in the Risk Management Report at the beginning of the Bank's 2005 Financial Report.

6a Board Oversight

The Board established the **Board Risk Committee** in February 2003 to focus appropriate attention on the risk management framework of the Bank and the particular significance of risk to the Bank's performance. These matters were previously considered by the Board. *(ASX Recommendation 7.1)*

The Board Risk Committee has the following duties and responsibilities:

- review and endorse the Bank's risk management framework and any variations to it, as well as the Bank's risk profile in each risk area of market, liquidity, equity, credit, regulatory and operational risk. The Committee also reviews developments in markets in which the Bank operates and experience of losses in each risk category to provide confidence that the Bank's policy reflects experience;
- review and endorse the Group's capital management plan, including information on the Group's capital adequacy and economic capital model;
- review and approve matters requiring Board approval, including;
  - significant variations to policies, limits and delegations of authority; and
  - individual transactions beyond the authority delegated to management where these have not been reviewed by the Board;
- review limit and policy breaches to the extent that there are implications for the risk management framework; and
- assess the risk management framework against the expectations of APRA and other regulators.

The Board Risk Committee meets quarterly, with additional meetings as the Chairman of the Committee deems appropriate, with input from the members. The Board Risk Committee has unlimited access to RMD and to senior management of the Group. The Committee also has the power to consult independent experts on any matters within the Committee's scope of responsibility. Committee members may seek independent professional advice for company-related matters at the Bank's expense subject to the estimated cost being approved by the Chairman of the Board, in advance, as being reasonable.

6b Risk Management Framework

The Bank's approach to risk management is described earlier in this Review and also in some detail in the Risk Management Report in the Bank's 2005 Financial Report.

In brief, the principles followed by the Bank in risk management are:

- Independence – RMD, which is responsible for assessing and monitoring risks across the Group, is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board. RMD authority is required for risk acceptance decisions;
- Centralised Prudential Management – RMD's responsibility covers the whole of the Group. Therefore, it can assess risks from a Group-wide perspective and ensure a consistent approach across all operating areas;

- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMD. The Division identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;
- Continuous assessment – RMD continually reviews risks to account for changes in market circumstances and the Group's operating areas; and
- Frequent monitoring – Centralised systems exist to allow RMD to monitor credit and market risks daily. RMD staff liaise closely with operating and support Divisions.
(ASX Recommendation 7.1)

6c Chief Executive Officer and Chief Financial Officer Certification

The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that:

- their statement given to the Board on the integrity of the Bank's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Bank's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.
(ASX Recommendation 7.2)

7 Commitment to Shareholders and Informed Market

The Bank believes that shareholders, and the investment community generally, should be informed of all major business events that influence the Bank in a factual, timely and widely available manner, and that shareholders should be encouraged to participate in general meetings. The Bank has had a Continuous Disclosure Policy since 1994 and it is currently incorporated in the 2003 Policy on External Communications. This policy was updated further on 30 July 2004.
(ASX Recommendations 5.1 and 6.1)

A summary of the Bank's Policy on External Communications policy is available on the Bank's website.
(ASX Recommendation 5.2)

7a Communications

It is the Bank's policy that all external communications by the Bank will be:

- factual and subject to internal vetting and authorisation before issue;
- not omit material information; and
- be timely and expressed in a clear and objective manner.

The Bank's Policy on External Communications includes a formal procedure for dealing with potentially price-sensitive information, designed to meet the Bank's continuous disclosure obligations. This procedure involves referrals to a Continuous Disclosure Committee, including senior management, in certain circumstances. The Company Secretary, aided by the Bank's Investor Relations function, is responsible for overseeing and coordinating disclosure of information to the ASX, shareholders, analysts and brokers, and for educating Voting Directors and staff about the Bank's disclosure policies and procedures. The policy also deals with the type of information that needs to be addressed, safeguarding confidentiality, dealing with the media and protocols for analyst briefings.
(ASX Recommendations 5.1 and 6.1)

It is the Bank's policy that any price-sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings, will be:

- lodged with the ASX as soon as practical and before external disclosure elsewhere; and
- posted on the Bank's website as soon as practical after lodgment with the ASX.

The Bank's website: www.macquarie.com.au/shareholdercentre contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a summary of key financial data. Investors may also register here to receive copies of significant announcements by email as soon as practical after they have been lodged with the ASX.

7b General Meetings

The Bank usually holds its AGM of members of the Bank in late July of each year. The Bank will choose a date, venue and time considered convenient to the greatest number of its shareholders. The Bank will also request its auditor to attend each AGM and be available to answer questions about the conduct of the audit, and the preparation and contents of the auditor's report.
(ASX Recommendations 6.1 and 6.2)

The Notice of Meeting will be accompanied by explanatory notes on the items of business and together they will seek to clearly and accurately explain the nature of business of the meeting. In that regard, the Bank will be cognisant of best practice, including the Guidelines for Notices of Meetings produced by the ASX Corporate Governance Council. A full copy of the Notice of Meeting will be placed on the Bank's website.

Shareholders are encouraged to attend the meeting or, if unable to attend, to vote on the motions proposed by appointing a proxy. The proxy form included with the Notice of Meeting will seek to clearly explain how the proxy form is to be completed and submitted.

Unless specifically stated in the Notice of Meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions. Holders of Macquarie Income Securities have limited voting rights as set out in the terms of issue.

The Bank will webcast the formal addresses at its AGM and any other general meetings which may be held for the benefit of those shareholders unable to be present in person.

8 Ethical Standards

8a Code of Ethics and Conduct

The Bank's Voting Directors and staff are required to maintain high ethical standards of conduct.

The Group's Code of Ethics, Macquarie Bank – What We Stand For, covers the Bank's dealings with external parties and how the Bank operates internally. It is periodically reviewed and fully endorsed by the Board. The Code of Ethics is distributed to all staff and its standards communicated and reinforced at Bank-wide induction programs, presentations to workgroups and annual staff meetings.

The Bank has also adopted a Code of Conduct (the Code), which incorporates the Group's Code of Ethics and commits the Bank to:

- avoiding or appropriately managing any conflict of interest between the personal interests of a Voting Director or staff member and their responsibility to serve the interests of the Bank and its clients;
- ensuring property, information and position are not misused for personal benefit or to compete with the Bank, and that the Bank's assets are used only for authorised and legitimate business purposes;
- maintaining the confidentiality of information and the privacy of personal information entrusted to the Bank by its clients, employees and others with whom it deals except where disclosure is authorised or required by law;
- ensuring high standards of disclosure and audit integrity in relation to the Bank's activities and financial performance;
- ensuring dealings between the Bank and a client, competitor or supplier are conducted in a lawful and fair manner;
- supporting the charitable, sponsorship and volunteer work of the Macquarie Bank Foundation and the Bank's staff in the communities in which Macquarie operates;
- conducting all of the Bank's business in accordance with applicable laws and regulations in the jurisdictions in which the Bank operates, and in a way that enhances its reputation in those markets; and
- appropriate responsibility and accountability of individuals for reporting and investigating unethical practices and protecting a person who in good faith makes, or assists someone to make, a report concerning violations of the Code.

The Code is also reflected in, and supported by, a broad range of the Bank's internal policies and procedures. A copy of the Code is available on the Bank's website. *(ASX Recommendations 3.1 and 10.1)*

8b Integrity Officer

Since 1998 the Bank has had an Integrity Officer, and at present it is Paul Robertson (Executive Director and Treasurer of the Bank). The role of the Integrity Officer is to:

- educate, advise and counsel management and staff regarding integrity issues;
- ensure that claims of integrity breaches and any integrity related concerns are dealt with impartially, promptly and confidentially; and
- ensure that the rights of all parties are respected and maintained at all times.

The Integrity Officer serves as an independent point of contact if Voting Directors or staff have a concern about an integrity related issue. The Integrity Officer reports directly to the Executive Chairman and the Managing Director.

In accordance with legislative amendments, the Bank has adopted a Bank-wide Whistleblowers Policy. Previously, whistleblowing was covered under the Integrity Policy. The Whistleblowers Policy applies to all employees, independent consultants and contractors of the Bank, and aims to provide a working environment that enables employees to voice genuine concerns in relation to:

- a breach of Corporations or Company Legislation;
- a breach of the Bank's Goals and Values and Code of Conduct;
- financial malpractice or impropriety or fraud;
- failure to comply with legal obligations or statutes;
- danger to health and safety or the environment; and
- criminal activity or legislative obligations and the Bank's Goals and Values.

(ASX Recommendations 3.1 and 10.1)

8c Staff and Director Trading in the Bank's Securities

The Bank has a formal policy dealing with trading in a Macquarie Bank security which is applicable to all Voting Directors, employees of the Bank or its related entities, contractors whose contract with the Bank is exclusive or of more than three months in duration, and a person over whom an employee or contractor has or is deemed to have investment control or influence. *(ASX Recommendation 3.2)*

Bank employees and Board members may only trade in the Bank's securities during nominated trading 'windows', which are typically of three to five weeks duration and follow the Bank's announcements of its interim and full year profits and after the AGM. Bank approval is occasionally given for exceptions in cases of financial hardship. However, at any time, if an individual possesses material non-public price-sensitive information about the Bank, that person is prohibited from dealing in the Bank's securities. The Bank's trading policy also contains dealing protocols regulating Voting Director and staff trading.

In June 2001, the Board also agreed that Board members will generally not sell Bank shares while the shares are subject to an on-market buy-back, not undertake short-term trading in any Bank-related security and not trade in a derivative of a Macquarie security without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

The Bank's Executive Directors are also not permitted to undertake any action that is designed to minimise the equity risk in relation to their holdings of Bank shares which are part of their profit share allocations held subject to restrictions, or their unvested employee option holdings. NEDs may also not enter into a transaction that operates to limit the economic risk of their Macquarie Bank shareholding below their minimum shareholding requirement.

A copy of the Bank's trading policy is available on the Bank's website. *(ASX Recommendation 3.3)*

9 Corporate Governance in Macquarie Managed Funds

An integral part of the success of the Bank's infrastructure funds management business has been its ability to draw upon the resources of the broader Macquarie group, particularly the global advisory team in the Investment Banking Group which contributes strongly in establishing funds, assets sourcing and execution of acquisitions and financings. To safeguard the interests of investors, the Group has applied a governance framework to its specialist funds activities. The key elements of the framework are:

- the boards of the corporate vehicles and the management company/ Responsible Entity of the trusts of listed Macquarie managed funds will have at least 50 per cent independent directors and at least one of the boards in each stapled structure will have a majority of independent directors. The definition of independence is to be consistent with the Bank's definition;
- related party transactions with Group entities are clearly identified and governed by rules requiring they be undertaken on arm's length terms;
- only independent directors make decisions about transactions which involve the Bank or its affiliates as counterparties. The Bank's directors do not vote on related party matters;
- all related party transactions are tested by reference to whether they meet market standards. In particular, fee schedules and mandate terms and conditions are subject to third party expert review;
- there is a separate Infrastructure and Specialised Funds Division and staff in this area are dedicated to the funds management business. They serve the interests of unitholders and the boards of the funds;
- all recommendations to fund boards are prepared by funds management staff and all information and analysis supporting the recommendations to the boards are reviewed or prepared by funds management staff;
- each listed fund has its own Managing Director; and
- there is a "Chinese Wall" operating between the infrastructure funds management business and other parts of the Bank.

Similar principles apply to property trusts managed by wholly-owned Group entities.

The Board undertakes a general oversight of funds management subsidiaries within the Macquarie Bank Group. In particular, the Board exercises its general oversight of funds management subsidiaries by:

- requiring all funds management subsidiaries to adopt and maintain a risk management framework and principles similar to that employed by the Bank and thereafter monitoring their compliance with their risk management frameworks and principles;
- requiring Board approval of proposed director nominations to funds management subsidiaries with funds under management above pre-determined thresholds and Executive Committee approval for director nominations to all other funds management subsidiaries;
- receiving and reviewing appropriate information from the funds management subsidiaries relating to their operations to enable Macquarie to fulfil its oversight function; and
- requiring the Board Corporate Governance Committee to determine the independence of directors of the funds management subsidiaries.

While Macquarie exercises general oversight of its funds management subsidiaries, decisions relating to transactions by the funds management entities are made by the directors of the responsible entities of, and companies within, the funds. Where the funds invest in other companies, the responsibility for those companies lies with their boards.

This concise financial report has been derived from the full financial report for the financial year ended 31 March 2005. The full financial report and independent audit report will be sent to members on request, free of charge. Please call +61 2 8232 5006 and a copy will be forwarded to you. Alternatively, you may access the full financial report, the independent audit report and the concise financial report via the internet at: www.macquarie.com.au/shareholdercentre

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Macquarie Bank Limited and its controlled entities as the full financial report.

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the statement of financial position as at 31 March 2005 and the statement of financial performance and the statement of cash flows of the Bank and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors

At the date of this report, the Directors of the Bank are:

Executive Directors:

D.S. Clarke, AO, Executive Chairman
A.E. Moss, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman
L.G. Cox, AO

Independent Directors*:

J.G. Allpass
P.M. Kirby
C.B. Livingstone
B.R. Martin
H.K. McCann
J.R. Niland, AC
H.M. Nugent, AO

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2005 Annual Review).

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2005.

Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2005.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in the Directors' Report Schedule 1 following this report.

Directors' meetings

The number of meetings of the Board of Directors ("the Board") and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of the Bank during the financial year is summarised in the tables below:

	Regular Board meetings		Special Board meetings	
Board meetings	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	12	12	5	5
A.E. Moss	12	12	5	5
M.R.G. Johnson	12	12	5	4
L.G. Cox*	12	9	5	4
J.G. Allpass	12	12	5	5
P.M. Kirby	12	12	5	5
C.B. Livingstone	12	12	5	5
B.R. Martin	12	12	5	5
H.K. McCann	12	12	5	4
J.R. Niland	12	12	5	5
H.M. Nugent	12	12	5	5

* Mr Cox was granted leave of absence by the Board from attending Board meetings whilst he recovered from an unexpected illness during the year.

Board committee meetings

	Board Audit and Compliance Committee		Board Corporate Governance Committee		Board Nominating Committee		Board Remuneration Committee		Board Risk Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	–	–	–	–	1	1	8	8	4	4
A.E. Moss	–	–	–	–	–	–	–	–	4	4
M.R.G. Johnson	–	–	4	4	–	–	–	–	4	4
L.G. Cox	–	–	–	–	–	–	–	–	4	4
J.G. Allpass	10	10	–	–	–	–	8	8	4	4
P.M. Kirby	–	–	–	–	–	–	8	8	4	4
C.B. Livingstone	10	9	–	–	–	–	–	–	4	4
B.R. Martin	10	10	–	–	1	1	–	–	4	4
H.K. McCann	10	9	4	4	–	–	–	–	4	4
J.R. Niland	–	–	4	4	–	–	–	–	4	4
H.M. Nugent	–	–	–	–	1	1	8	8	4	4

In addition, a Board sub-committee was established in August 2003 with full authorisation to deal with all aspects of the Bank's participation in the ConnectEast Consortium bid for the Mitcham Frankston Freeway Project. The committee consists of all members of the Board from time to time, with the exception of Mr Cox. The committee met twice during the year, and all members attended both meetings. A separate Board sub-committee was established in February 2005 to deal with a potential real estate related transaction. The sub-committee comprising all Board members, except Mr Cox, met once during the year with all members in attendance.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2005 were those of a full service financial services provider offering a complete range of investment banking, commercial banking and retail financial services in Australia and selected financial services offshore. In the opinion of the Directors, there were no significant changes to the principal activities of the Bank and its controlled entities during the financial year under review not otherwise disclosed in this report or the concise financial report.

Result

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2005 was $823 million (2004: $494 million).

Dividends and distributions

Subsequent to year end, the Directors have announced a final ordinary dividend of $1.00 per share and a special dividend of 40 cents per share, both franked at 90%, in relation to the financial year ended 31 March 2005. The final ordinary dividend and special dividend are payable on 1 July 2005.

The Bank paid dividends and paid or provided distributions during the financial year as set out in the table below:

Security	Payment date	Payment type	$	In respect of financial year ended / period	
Ordinary shares	2 July 2004	Final	151,141,400	31 March 2004	Paid
	17 December 2004	Interim	134,054,206	31 March 2005	Paid
Macquarie Income Securities	15 April 2004	Periodic	7,220,160	15 January to 14 April 2004	Paid
	15 July 2004	Periodic	7,220,160	15 April to 14 July 2004	Paid
	15 October 2004	Periodic	7,228,929	15 July to 14 October 2004	Paid
	17 January 2005	Periodic	7,334,571	15 October 2004 to 16 January 2005	Paid
	15 April 2005	Periodic	5,765,923	17 January to 31 March 2005	Provided
Macquarie Income Preferred Securities	15 April 2005	Periodic	27,773,870	22 September 2004 to 31 March 2005	Provided

No other dividends or distributions were declared or paid during the financial year.

State of affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Bank and its controlled entities that occurred during the financial year under review not otherwise disclosed in this report or the concise financial report.

Review of operations

A review of the operations of the Bank and its controlled entities, and the results of those operations for the financial year under review are contained in the Chairman's and Managing Director's Report.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Bank and its controlled entities, the results of those operations or the state of affairs of the Bank and its controlled entities in the financial years subsequent to 31 March 2005 not otherwise disclosed in this report.

Likely developments, business strategies and prospects

Disclosure of information relating to the future developments in the operations, business strategies and prospects for future financial years of the Bank and its controlled entities which would not, in the opinion of the Directors, be prejudicial to the interests of the Bank and its controlled entities is contained in the Chairman's and Managing Director's Report.

Remuneration approach

1 Remuneration policy

1.1 Introduction

The Bank's approach to remuneration is designed to align staff and shareholder interests as well as to optimise shareholder returns over the short and long term.

The Bank aims to grow total returns for shareholders by motivating staff through its remuneration policy to increase the Bank's net profit after tax while sustaining a high relative return on ordinary equity. Growing net profit after tax and sustaining a high return on ordinary equity are fundamental drivers of total shareholder returns. These twin objectives encourage staff to expand existing businesses and establish promising new activities.

The Bank ensures that it attracts high quality staff and retains them by offering a competitive performance-driven remuneration package that encourages both long-term commitment and superior performance. Given the ever-increasing international nature of the Bank's operations, such remuneration has to be broadly in line with other investment banks. The Bank's ongoing performance is critically dependent on the skill, experience and calibre of its staff, which it must increasingly compete for in the world's major financial centres.

The Remuneration Committee of the Board of Directors oversees the administration of the remuneration system.

Staff remuneration has three components. They are base salary, variable (at risk) performance pay and a long term incentive in the form of options. Performance pay is allocated from a profit sharing pool which is created through a formula linked to net profit after tax and earnings in excess of the Bank's cost of ordinary capital. Executive Directors have performance hurdles on options whereby the Bank's return on ordinary equity is compared to an external reference group. Each component of the remuneration, and the way it is designed to align staff and shareholder interests over the short and longer term is described in detail below.

The Bank's remuneration approach and policies have to a large extent been in place since the Bank was founded in 1985 and have been, and are expected to be, significant factors in driving the Bank's growth in profits and total returns to shareholders. Central to the Bank's remuneration approach is the principle that a significant amount of remuneration is at risk each year and solely dependent upon performance.

Between 1986 (the first full year of operation) and 1996 when the Bank first listed on the Australian Stock Exchange ("ASX"), net profit attributable to ordinary shareholders grew from $13 million to $93 million. From listing to 31 March 2005, net profit attributable to ordinary shareholders has increased to $823 million. In the period since listing on 29 July 1996 to 31 March 2005, the Bank's total returns to shareholders has been better than that of any other company that was in the ASX Top 50 at the time that the Bank listed its shares on the ASX. A shareholder that invested $1,000 in the Bank in 1996 and re-invested dividends would have had an investment worth $10,289 as at 31 March 2005. The graphs below show the Bank's total return to shareholders and net profit after tax since listing.

Net profit after tax
$ million


900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Macquarie total shareholder return versus the All Ordinaries Accumulation Index
Macquarie Bank total shareholder return
All Ordinaries Accumulation Index[1]


1200
1000
800
600
400
200
0
Sept 1996
Mar 1997
Sept 1997
Mar 1998
Sept 1998
Mar 1999
Sept 1999
Mar 2000
Sept 2000
Mar 2001
Sept 2001
Mar 2002
Sept 2002
Mar 2003
Sept 2003
Mar 2004
Sept 2004
Mar 2005

Indexed to 100 on 29 July 1996
[1]Based on the S&P/ASX500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

1.2 Board Remuneration Committee

The Board of Directors maintains a Board Remuneration Committee whose objectives are to assist the Board with the Bank's remuneration policies and practices which are designed to:

- achieve close alignment between the interests of staff and shareholders, a key element of the Bank's success;
- attract and retain staff who are critical to the Bank's success;
- provide consistency with agreed Bank policies;
- be applied, and seen to be applied, fairly; and
- comply with relevant legal requirements.

The Board Remuneration Committee currently comprises Helen Nugent (Chairman), John Allpass, David Clarke and Peter Kirby. The Board Remuneration Committee has a regular meeting cycle and meets more often as needed. The Board Remuneration Committee met eight times over the last financial year with all members in attendance at each meeting.

The responsibilities of the Board Remuneration Committee are set out in a formal charter which is available on the Bank's website. These responsibilities include reviewing and making recommendations to the Board (or where appropriate, the Independent Directors) in relation to specific remuneration recommendations (including allocations of profit share and options) relating to the Chairman, Managing Director, other Executive Committee members and any other Voting Executive Directors of the Bank. Allocations of options to Executive Voting Directors are subject to approval by shareholders at the AGM. The Board Remuneration Committee has the authority to review and approve on behalf of the Board recommendations made to it by management for all other annual staff remuneration including allocations made under the profit share arrangements and option plan.

The Board Remuneration Committee has access to senior management of the Bank and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

2 Remuneration structure – executives

2.1 Overview

The following information describes the remuneration structure for all Executive Directors which includes individuals that have been disclosed in the table in section 5.1, and the basis on which their remuneration is determined. These remuneration arrangements are broadly consistent with those applied to all Bank staff.

2.2 Remuneration Review

In setting its remuneration arrangements, reference is made to current employment conditions in the markets in which the Bank operates. The growing international nature of the Bank's operations means that the Bank must compete for staff in the world's major financial centres. Currently, 26 per cent of staff work outside Australia.

The benchmark for overall remuneration commonly used by investment banks and the most appropriate basis for comparison, according to independent remuneration consultants, is remuneration expenses as a percentage of net revenue. The most recent review undertaken by independent remuneration consultants shows that Macquarie is in line with competitor practice.

The Board Remuneration Committee commissioned an independent review of remuneration in 2005 by remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where peers were available.

Findings from the review include that:

- The remuneration approach had been largely unchanged since the Bank's inception and is considered by the Bank to be a significant factor in driving its success;
- The overall approach to remuneration is broadly consistent with that adopted by the Bank's overseas investment banking peers in that:
  - it delivers the overwhelming majority of total pay through annual and long-term incentives;
  - the annual profit sharing pool is based on earnings and return on ordinary equity;
  - executives are awarded highly differentiated profit share amounts based on their individual contribution;
  - part of the annual profit share is required to be held in shares;
  - options are used as a long term incentive for executives;
  - the remuneration expense ratio is in line with peer investment banks; and
  - the Bank's return on equity and total returns to shareholder performance has been superior to most overseas investment banking peers.
- The Bank's approach differed from most overseas investment banking peers in that:
  - a longer vesting period is imposed for the deferred profit share amounts; and
  - performance hurdles exist on options.

2004/2005 remuneration expenses as % of net revenue based on most recent statutory accounts/filings
%


80
70
60
50
40
30
20
10
0
Macquarie
Major Competitors

- The approach is strongly aligned over time with the creation of total shareholder returns through:
  - the use of earnings and return on ordinary equity as the basis for determining the profit share pool;
  - the longer-term perspective encouraged by the five to ten year vesting arrangements of deferred profit sharing arrangements for individual executives;
  - the requirement to invest part of the annual profit share amount into Macquarie Bank shares; and
  - the use of return on ordinary equity as a hurdle for options

As a result of the review, the Board was satisfied that for top management, compensation was appropriate and it was structured in a way that aligned with shareholder interests.

Following this review, it was concluded that no major changes to the Bank's remuneration policies were necessary and that the emphasis on performance based arrangements (including long term restrictions) had worked well in aligning the interests of staff with shareholders and in delivering long term shareholder value.

2.3 Components of Remuneration

This section describes in greater detail the three components of remuneration: fixed remuneration, annual cash incentives and longer term equity incentives. It explains how each component is determined and how alignment with shareholder interests over the long term is achieved.

2.3.1 Fixed remuneration

Fixed remuneration takes into consideration the role and market conditions. However, fundamental to the Bank's remuneration philosophy is the principle that a significant amount of remuneration is at risk and dependent upon performance. Consequently the fixed component can be modest when compared to similar roles in other non-investment banking organisations, particularly for Executive Directors.

2.3.2 At risk remuneration

2.3.2.1 Annual cash incentive

Determination and allocation of profit share

To encourage superior performance, the Bank has a formula-driven profit share scheme for staff that has applied with only small variations since the Bank's inception. The size of the profit sharing pool is determined annually by reference to the Bank's after tax profits and its earnings over and above the estimated cost of capital. The proportion of after-tax profit and the proportion of earnings in excess of the Bank's cost of capital that is incorporated in the profit share formula are reviewed periodically. The need for, and any subsequent changes to the formula, are reviewed by the Board Remuneration Committee and approved by the Board.

While the profit share pool is formula-driven, the Board has discretion to change the quantum of the pool to reflect external factors if deemed to be in the Bank's and shareholders' interests. Historically, the Board has made no material alteration to the quantum derived under the profit share formula.

The Board also has discretion to defer the payment of profit share amounts to a subsequent year at a Group, business or individual level where it is in the interests of shareholders to do so.

Net profit after tax and return on capital are used in a formula-driven way to determine the size of the total profit sharing pool for the following reasons:

- They provide a strong correlation over time with total shareholder returns. This relationship has been re-affirmed recently by independent remuneration consultants in their review of Macquarie's remuneration approach.
- Significant rewards are delivered only when results are recognised and flow to Macquarie's bottom line.
- They provide an appropriate incentive for executives because they are elements of performance over which the executives can exercise considerable control.
- Net profit after tax and return on ordinary capital can both be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from both a shareholder's and the staff's perspective.

The profit sharing pool is allocated to business areas based on various factors, particularly relative contribution to profits taking into account capital usage. Allocations are then made to individuals within the business areas based on their performance and contribution over the year. Individual allocations are primarily linked to outcomes actually achieved in the current year that contribute directly to net profit after tax and return on ordinary equity, the drivers that determine the total profit sharing pool and returns to shareholders. Decisions on individual allocations occur after consultation between the Managing Director and the relevant Group Head. For all Executive Directors, the Board Remuneration Committee approves profit share allocations on behalf of the Board except recommendations relating to the Chairman, Managing Director, other Executive Committee members and any other Voting Executive Directors of the Bank, which are approved by the Independent Directors of the Board.

The effect of this profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance. For senior executives, this means that a large part of their remuneration each year is 'at risk' and performance based (although no specific individual performance conditions apply), providing significant alignment of their interests with those of shareholders.

Retention of profit share
Profit share deferral and restriction arrangements on part of the annual profit share exist to encourage a long-term perspective and commitment from employees. It also encourages alignment with the longer term interests of shareholders. To achieve this a Directors' Profit Share (DPS) Scheme exists for staff at "Executive Director" level. The Bank has 178 staff at Executive Director level (including all the individual executives named in the tables in section 5.1). It is a fundamental condition of the DPS Scheme that 15 per cent (being the deemed after tax equivalent of 30 per cent), of each Executive Director's annual gross cash incentive is held subject to restrictions whilst the Executive Director remains employed as an Executive Director of the Bank. Of the amount held subject to restrictions, one-third must be invested in Macquarie Bank shares, which further ensures strong and direct alignment with shareholder interests. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. An Executive Director will only receive all the vested restricted amounts six months after departure as an Executive Director if certain disqualifying events have not occurred. A disqualifying event such as this will arise if an Executive Director leaves the Bank under circumstances of dishonesty or that may otherwise cause significant damage to the Bank. Examples of these actions include: misappropriation of funds, deliberate concealment of a transaction or taking a team of the Bank's staff to a competitor (or being instrumental in or causing a team to go to a competitor).

An Executive Director who leaves employment with the Bank to go to a competitor will generally forfeit the economic equivalent of one year's DPS allocation. Under potential changes to the current arrangements (as noted below) an Executive Director would forfeit all restricted amounts.

Potential Changes
Due to continued international growth, administration of the current profit share retention arrangements for Executive Directors (described above) has become increasingly complex.

Amendments have been proposed to the arrangements described above to reduce the complexity and assist in managing continued international growth. Shareholder approval will be sought at the 2005 Annual General Meeting (AGM) (see separate Notice of Meeting) for payments made under the proposed amended arrangements.

2.3.2.2 Equity
Use of equity as a long term incentive
Use of equity as a part of the remuneration structure is common market practice in investment banking for senior executives to ensure there is strong motivation to increase the market value of shares and thereby ensure significant alignment with long term shareholder interests.

The Bank uses options to ensure there is a long term equity incentive for senior staff. Options are used in conjunction with the mandatory investment of part of the annual profit share allocation into shares to achieve direct alignment with shareholder interests over the long term.

Option plan summary
The Bank has had an Employee Option Plan (the Plan) in place since 1995 with only minor amendments to the Plan rules being made over that time. Consequently, it is well understood by staff. Staff eligible to participate are those at Associate Director level and above and a small number of long-term consultants to the Group. At 31 March 2005, there were 1,536 (2004: 1,290) participants in the Plan.

The use of options has been reviewed by the Board Remuneration Committee and the Board on a number of occasions and they are still considered the most appropriate form of long term equity incentive to reinforce alignment with shareholders' interests. Although options are dilutive if exercised, there is no economic cost to shareholders if they are not exercised.

Five year options over fully paid unissued ordinary shares in the Bank are issued under the Plan for no consideration and are granted at prevailing market prices. Options vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options.

Determination and allocation of options

The Board approves the maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits in relation to the number of options that may be on issue at any point in time and the Bank's overall remuneration policies. Once the Board has approved the annual maximum number of options to be granted, the majority of these options are allocated to individual executives in broadly the same manner as annual cash incentives (i.e. allocated on the basis of current year performance). Options are also allocated to staff on promotion to the various Director levels, reflecting those individuals' advancement and longer term performance. These allocations are approved via the same process as annual cash incentives (see section 2.3.2.1) except that the Board Remuneration Committee reviews or approves all the option grants to staff and option grants to Voting Executive Directors must be approved by shareholders at the AGM. New recruits at Director level are also granted options with the number allocated depending on the Director level (i.e. Associate, Division or Executive) and at the same levels as promotees to those levels.

Performance measures
All options granted to Executive Directors are subject to performance conditions.

For options granted to Executive Directors of the Bank, from mid-2002 until November 2004, options are only exercisable once vested if the Bank's three-year average annual return on ordinary equity is at or above the 65th (Executive Committee members and Executive Voting Directors) and at or above the 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. In November 2004, the terms of new options were amended slightly so that options issued from then on, are only exercisable once vested and if the Bank's three-year average annual return on ordinary equity is above the 65th (Executive Committee members and Executive Voting Directors) and above the 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Options have an embedded share price hurdle. Consequently, they are only valuable if the share price rises above the exercise price. Given that options are issued at market price this implies that increased shareholder wealth is required.

The independent remuneration consultant confirmed that many of the Bank's overseas competitors have historically not had performance hurdles attached to their long term incentive plans. Despite this, options issued by the Bank in recent years to its senior executives have been subject to a return on ordinary equity hurdle.

Return on ordinary equity has been chosen as the appropriate hurdle for the following reasons.

- It is correlated with total shareholder returns. Encouraging superior performance as measured by return on ordinary equity will generally lead to superior shareholder returns, thereby creating alignment with shareholders' interests.
- Executives have a greater ability to affect return on ordinary equity performance through their decisions than total shareholder returns (which can be influenced by many external factors), thereby increasing staff motivation.
- return on ordinary equity is based on auditable financial accounts and is not subject to non-Macquarie specific changes in market valuations.
- Using total shareholder returns could result in fluctuations in remuneration arrangements that have unintended consequences such as staff departures (in the event of short term negative sentiment) or excessive remuneration unrelated to staff performance.
- Finally, as noted by the independent remuneration consultant, it is an essential measure in any capital-based business. The incentives should ensure that the focus on earnings growth alone does not lead to the destruction of value.

For these reasons, return on ordinary equity is considered the appropriate performance hurdle.

The S&P/ASX 300 Industrials Index was chosen as the reference index of companies as the Bank has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australian larger listed companies. The 65th percentile of the three-year average return on ordinary equity of the companies in this index was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options are able to be exercised.

The conditions imposed on options issued to Executive Directors who are not members of the Bank's Executive Committee or the Board, reflect the fact that they have less capacity to influence the Bank's overall results and, individually, have less influence over the level of the Bank's capital.

In assessing whether the Bank's performance is above these hurdles, the Bank obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of the Bank based on the three year average annual return on ordinary equity against all companies in the then S&P/ASX 300 Industrials Index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed.

2.4 Staff share plans

2.4.1 Introduction

The Bank has a number of employee share plans that operate in the spirit of the Australian Government's initiatives to encourage share ownership by providing concessional tax treatment for shares acquired by employees under the plans. The value of shares acquired under these plans is taken into account in the allocation of profit share.

2.4.2 Employee share plan

The Macquarie Bank Employee Share Plan (ESP) was approved by shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit share pool is adjusted downwards by the relevant aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

2.4.3 Staff share acquisition plan

The Macquarie Bank Staff Share Acquisition Plan (MBSSAP) was approved by shareholders in 1999. Eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to purchase fully paid ordinary Bank shares. Shares are acquired at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

Shares held via the MBSSAP may be forfeited if an employee is dismissed with cause or commits fraud or theft or otherwise brings the Bank into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

2.4.4 Executive Director share acquisition plan

The Macquarie Bank Executive Director Share Acquisition Plan (MBEDSAP) is a sub-plan of the MBSSAP.

The MBEDSAP operates in a similar way to the main MBSSAP except that it employs the more extensive DPS Scheme restriction and forfeiture clauses instead of the corresponding main MBSSAP clauses, and it enables amounts invested into it by Executive Directors to count towards their MBL shareholding requirement under the DPS Scheme.

3 Contractual arrangements

The employment contracts with each of the executives named in the table in section 5.1 are ongoing and provide for termination of employment by the Bank or the executive giving four weeks notice. Under relevant legislation, executives given notice by the Bank would also be entitled to an additional week's notice where they are over 45 years of age. The same arrangements generally apply to all executives at Executive Director level although minor variations do exist.

There are no termination payments to Independent Directors on their retirement from office other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

4 Remuneration structure – Independent Directors

The Bank's Independent Directors are remunerated for their services from the maximum aggregate amount (currently $1,600,000 p.a.) approved by shareholders for that purpose. Executive Directors are not remunerated for acting as Directors. The Board's policy is to remunerate Independent Directors at market rates for comparable companies for the time commitment and responsibilities involved. An external review was finalised in 2004, and it was updated internally in 2005 using the same methodology, to ensure that the Independent Directors were being remunerated at market rates. Current rates are:

- Base fee for Independent Directors $170,000 p.a. (subject to note below)
- Chairman of the Board Audit and Compliance Committee $52,000 p.a.
- Member of the Board Audit and Compliance Committee $26,000 p.a.
- Chairman of the Board Remuneration Committee $26,000 p.a.
- Member of the Board Remuneration Committee $13,000 p.a.
- Chairman of the Board Corporate Governance Committee $26,000 p.a.
- Member of the Board Corporate Governance Committee $13,000 p.a.
- Member of the Board Nominating Committee $4,500 p.a.

Independent Directors receive no additional remuneration for their membership of the Board Risk Committee.

As noted previously, there are no termination payments to Independent Directors on their retirement from office (and never have been) other than payments relating to their accrued superannuation entitlements comprising part of their remuneration.

The base fee and committee fees are paid quarterly except for one-sixth of the base fee which is deferred until after year-end. The annual base fee for Independent Directors is reduced by one-sixth if the Bank's average annual return on ordinary equity for the previous three financial years is not above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

It is considered appropriate that a portion of the Independent Directors' remuneration is related to the Bank's performance. This is consistent with the Bank's overall remuneration philosophy. The amount at risk is capped at a maximum of $28,333 and is a deduction from, rather than an addition to, Independent Directors' remuneration.

The Bank considers it is appropriate to use the same return on ordinary equity performance hurdle that applies to the exercise of options granted to Executive Voting Directors to assess whether the full base fees should be paid to the Bank's Independent Directors, for the same reasons as detailed above. The percentile ranking of the Bank based on the three year average annual return on ordinary equity against all companies in the then S&P/ASX 300 Industrials Index is determined each year after the Bank's full year results are published based on data from external sources and supplemented, where required, with data published by the individual companies. This method of assessment was selected because the data is readily available and easily computed.

If the base fee is not reduced, the one-sixth deferred portion of the base fee is paid and must be contributed towards acquiring Bank shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan (NEDSAP). The NEDSAP was approved at the Bank's 1999 AGM and shares under the NEDSAP are acquired on-market at prevailing market prices. The Bank has been granted an ASX listing rule waiver to allow Independent Directors' remuneration to be structured in this manner.

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Independent Directors. They are required to acquire and maintain a minimum shareholding in the Bank, currently set at 4,000 fully paid ordinary shares. This minimum holding may be accumulated over three years and may be contributed to via participation in the NEDSAP.

Independent Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Bank's fully paid ordinary shares issued via the NEDSAP.

5 Remuneration details

5.1 Directors and executives' remuneration

For the year ended 31 March 2005

	Primary		Post employment	Other [c]	Total remuneration expense	Equity	Total remuneration	Percentage of remuneration that consists of options
Name and position	Salary and fees (including superannuation) $	Performance related remuneration[d] $	Restricted profit share $	$	$	Options amortising during the period $	$	%
Directors [a]								
Executive Directors								
D.S. Clarke (Chairman)	329,662	6,440,850	2,720,437	–	9,490,949	237,778	9,728,727	2.44%
L.G. Cox	388,669	398,255	170,681	–	957,605	9,559	967,164	0.99%
M.R.G. Johnson	226,054	1,211,036	480,362	–	1,917,452	112,209	2,029,661	5.53%
A.E. Moss (Managing Director)	659,323	12,255,971	5,180,786	–	18,096,080	457,486	18,553,566	2.47%
Independent Directors								
J.G. Allpass	204,375	28,000	–	55,906	288,281	–	288,281	–
P.M. Kirby	152,875	28,000	–	–	180,875	–	180,875	–
C.B. Livingstone	165,750	28,000	–	–	193,750	–	193,750	–
B.R. Martin	170,225	28,000	–	25,938	224,163	–	224,163	–
H.K. McCann	191,500	28,000	–	–	219,500	–	219,500	–
J.R. Niland	152,875	28,000	–	–	180,875	–	180,875	–
H.M. Nugent	170,225	28,000	–	–	198,225	–	198,225	–
Total Director Remuneration	**2,811,533**	**20,502,112**	**8,552,266**	**81,844**	**31,947,755**	**817,032**	**32,764,787**	
5 highest remunerated Company Executives and Relevant Group Executives [b]								
A.J. Downe	470,945	6,613,937	2,825,657	–	9,910,539	436,693	10,347,232	4.22%
N. Moore	508,621	11,945,954	5,086,183	–	17,540,758	679,339	18,220,097	3.73%
W.J. Moss	470,945	9,967,471	4,238,485	–	14,676,901	467,357	15,144,258	3.09%
W.R. Sheppard	508,621	3,532,728	1,469,342	–	5,510,691	311,725	5,822,416	5.35%
O. Weiss	470,945	7,505,372	3,178,864	–	11,155,181	353,435	11,508,616	3.07%
Total Executive Remuneration	**2,430,077**	**39,565,462**	**16,798,531**	**–**	**58,794,070**	**2,248,549**	**61,042,619**	

[a] Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.

[b] The 5 highest remunerated Company Executives are also the 5 highest remunerated Relevant Group Executives.

[c] Other benefits are due diligence committee fees paid to Mr Allpass of $17,000 and fees paid to Mr Allpass and Mr Martin for Compliance Committee duties for certain of the Bank's subsidiaries (Macquarie Investment Management Limited and Macquarie Investment Services Limited).

[d] For the Independent Directors, the only performance related remuneration is the one-sixth of the base annual fees which may not be paid if the relevent benchmark is not achieved.

For the year ended 31 March 2004

	Primary		Post employment	Other [c]	Total remuneration expense	Equity	Total remuneration	Percentage of remuneration that consists of options
Name and position	Salary and fees (including superannuation) $	Performance related remuneration[d] $	Restricted profit share $	$	$	Options amortising during the period [e] $	$	%
Directors [a]								
Executive Directors								
D.S. Clarke (Chairman)	329,575	4,045,319	1,696,204	–	6,071,098	282,833	6,353,931	4.45%
L.G. Cox	154,460	397,829	170,498	250,881	973,668	–	973,668	–
M.R.G. Johnson	229,314	1,073,719	423,857	–	1,726,890	137,282	1,864,172	7.36%
A.E. Moss (Managing Director)	665,336	8,072,930	3,392,409	–	12,130,675	531,996	12,662,671	4.20%
Independent Directors								
J.G. Allpass	188,750	25,250	–	50,188	264,188	–	264,188	–
P.M. Kirby	110,405	20,508	–	–	130,913	–	130,913	–
C.B. Livingstone	58,649	9,885	–	–	68,534	–	68,534	–
B.R. Martin	159,817	25,250	–	28,125	213,192	–	213,192	–
H.K. McCann	176,250	25,250	–	–	201,500	–	201,500	–
J.R. Niland	134,584	25,250	–	–	159,834	–	159,834	–
H.M. Nugent	155,650	25,250	–	–	180,900	–	180,900	–
Total Director Remuneration	**2,362,790**	**13,746,440**	**5,682,968**	**329,194**	**22,121,392**	**952,111**	**23,073,503**	
5 highest remunerated Company Executives and Relevant Group Executives [b]								
A.J. Downe	470,821	4,305,141	1,836,712	–	6,612,674	436,219	7,048,893	6.19%
N. Moore	508,487	7,110,465	3,023,510	–	10,642,462	717,958	11,360,420	6.32%
W.J. Moss	470,821	2,974,026	1,243,312	–	4,688,159	543,113	5,231,272	10.38%
W.R. Sheppard	508,487	2,405,601	988,999	–	3,903,087	328,611	4,231,698	7.77%
O. Weiss	470,821	6,577,105	2,783,325	–	9,831,251	301,263	10,132,514	2.97%
Total Executive Remuneration	**2,429,437**	**23,372,338**	**9,875,858**	**–**	**35,677,633**	**2,327,164**	**38,004,797**	

[a] Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.

[b] The 5 highest remunerated Company Executives are also the 5 highest remunerated Relevant Group Executives.

[c] Other benefits are consulting fees paid to Mr Cox of $250,881, due diligence committee fees to Mr Allpass of $8,000 and fees paid to Mr Allpass and Mr Martin for Compliance Committee duties for certain of the Bank's subsidiaries (Macquarie Investment Management Limited and Macquarie Investment Services Limited).

[d] For the Independent Directors, the only performance related remuneration is the one-sixth of the base annual fees which may not be paid if the relevant benchmark is not achieved.

[e] Option related remuneration for the year ended 31 March 2004 has been restated in accordance with the Bank's early adoption of AASB 1046A, as detailed in note 1 (i) of the full financial report.

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary and Fees' and 'Other Benefits'. All other remuneration was performance based.

For the Bank's Independent Directors, the only performance related component is the one-sixth of their base annual fees which may not be paid if the Bank's return on ordinary equity does not meet the relevant benchmark, as described earlier. It represents a deduction from the base level of remuneration.

As is evident from the tables on pages 64-66, the majority of the remuneration for the named Bank executives is performance based (ranging from 60 per cent to 97 per cent). This is consistent with the comments previously that the effect of the Bank's profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance and provides significant alignment of their interests with those of shareholders.

5.2 Future amounts payable

For each Bank executive named in the remuneration table in section 5.1, 70 per cent of the annual profit share entitlement was paid or payable in the reported financial year. This amount has been represented as "Performance Related Remuneration" in the table.

It has been a fundamental condition of the DPS Scheme that the remaining 30 per cent of the annual cash incentive is held subject to restrictions whilst the Executive Director remains employed as an Executive Director of the Bank. This amount has been represented as "Restricted Profit Share" in the remuneration table in section 5.1. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. As described before, an Executive Director will only receive the vested restricted amounts six months after departure as an Executive Director if certain disqualifying events have not occurred.

No person named in the remuneration table in section 5.1 of this report forfeited any restricted profit share entitlements during the financial year.

For the Bank executives named in the remuneration table in section 5.1, the maximum future value (cost to the Bank) of their restricted profit share entitlements are reflected by the amounts in the "Restricted Profit Share" column of that table. These restricted profit share amounts are effectively required to be invested in the Bank's shares and other authorised investments in accordance with the DPS Scheme referred to in section 2.3.2.1 above. The minimum future value of their restricted profit share entitlements is zero in the event that certain defined disqualifying events occur and the amounts are forfeited.

The amount of DPS allocations of the Executive Voting Directors that are held subject to restrictions is shown in the table below. The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

Name and position	Balance of restricted profit share at 31 March 2004 $	Amount credited to restricted profit share during the financial year $	Balance of restricted profit share at 31 March 2005 $	Date of entry to Directors' Profit Share Plan	Years entitlements accrued over
Executive Directors					
D.S. Clarke	7,893,769	2,888,288	10,782,057	1 February 1985	20
M.R.G. Johnson	5,157,602	510,000	5,667,602	1 March 1987	18
A.E. Moss	16,584,464	5,500,440	22,084,904	1 February 1985	20
L.G. Cox	180,000	180,000	360,000	25 March 2004	2

The amounts in the above table have been presented inclusive of on-costs.

For the Independent Directors of the Bank, the only performance related component of their remuneration is the one-sixth of their base fees which may or may not become payable. These amounts, which are the maximum and minimum future amounts payable (the relevant performance hurdle having been met), are shown in the column headed "Performance Related Remuneration" in the table in section 5.1. These amounts become payable in the following financial year and must be contributed towards buying Bank shares under the NEDSAP.

5.3 Other remuneration disclosures (including value of options granted, exercised and lapsed in the current financial year)
For the year ended 31 March 2005

Name and position	(i) Value of options granted as part of remuneration during the current financial year	(ii) Value of options granted as part of remuneration and that are exercised or sold during the current financial year [c]	(iii) Value of options granted as part of remuneration and that lapse during the current financial year [c]	Aggregate of columns (i) to (iii)
Directors [a]				
Executive Directors				
D.S. Clarke	389,988	971,467	–	1,361,455
L. Cox	39,564	–	–	39,564
M.R.G. Johnson	119,339	–	–	119,339
A.E. Moss	826,344	355,750	–	1,182,094
5 highest remunerated Company Executives and Relevant Group Executives [b]				
A.J. Downe	400,350	568,475	–	968,825
N. Moore	723,550	1,812,608	–	2,536,158
W.J. Moss	259,050	496,100	–	755,150
W.R. Sheppard	235,500	283,965	–	519,465
O. Weiss	647,400	108,743	–	756,143

For the year ended 31 March 2004

Name and position	(i)	(ii)	(iii)	Aggregate of columns (i) to (iii)
Directors [a]				
Executive Directors				
D.S. Clarke	–	1,297,313	–	1,297,313
L. Cox	–	–	–	–
M.R.G. Johnson	–	–	–	–
A.E. Moss	–	1,251,000	–	1,251,000
5 highest remunerated Company Executives and Relevant Group Executives				
A.J. Downe	297,600	601,141	–	898,741
N. Moore	372,000	673,216	–	1,045,216
W.J. Moss	305,040	–	–	305,040
W.R. Sheppard	223,200	500,166	–	723,366
O. Weiss	130,200	1,013,522	–	1,145,522

[a] Directors comprise all those who acted at any time during the reporting period as a Voting Director of Macquarie Bank Limited.
[b] The 5 highest remunerated Company Executives are also the 5 highest remunerated Relevant Group Executives.
[c] Includes options that were granted as part of remuneration in prior financial years.

Directors' equity participation

At 16 May 2005, the Directors have relevant interests in the following shares and share options of the Bank:

	Fully paid ordinary shares held at 16 May 2005	Share options held at 16 May 2005
D.S. Clarke	922,752	156,067*
M.R.G. Johnson	493,803	109,100*
A.E. Moss	404,436	498,400*
L.G. Cox	378,090	12,600**
J.G. Allpass	13,595	4,200***
P.M. Kirby	5,360	–
C.B. Livingstone	6,633	–
B.R. Martin	8,358	4,200***
H.K. McCann	6,691	4,200***
J.R. Niland	3,641	–
H.M. Nugent	6,460	3,783***

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in Note 33 to the full financial report – Employee equity participation.

** 8,400 options were issued to Mr Cox pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in Note 33 to the full financial report – Employee equity participation. In addition, 4,200 options were issued to Mr Cox pursuant to the Non-Executive Director Share Option Plan ("NEDSOP") (2,500 of those options were granted in 2000 and 1,700 were granted in 2001).

*** These share options were issued pursuant to the NEDSOP. They were issued following shareholder approval at the Bank's 2000 Annual General Meeting. Mr Allpass, Mr McCann and Mr Martin were each granted 2,500 options in 2000 and 1,700 options in 2001. Dr Nugent was granted 2,083 options in 2000 and 1,700 options in 2001. The Board suspended further grants under the NEDSOP in 2002.

During the financial year, Directors received dividends relating to their shareholdings in the Bank at the same rate as other shareholders.

The relevant interests of Directors as at 16 May 2005 in managed investment schemes made -available by subsidiaries of the Bank and contracts that confer a right to call for or deliver shares in the Bank are listed on pages 70-72.

Directors' and officers' indemnification and insurance

Under the Bank's Constitution, the Bank indemnifies all past and present Directors and Secretaries of the Bank (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against every liability and all legal costs in connection with proceedings incurred by them in their respective capacities unless:

- the liability is owed to the Bank or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001; and
- in the case of legal costs, the costs are incurred in relation to a liability excluded above, proceedings in which the person is found guilty, proceedings by the Australian Securities and Investments Commission or a liquidator where grounds for a court order are established (but excluding costs relating to investigations before commencement of proceedings), or proceedings for relief to the person in which the court denies relief.

Following approval by shareholders at the 1998 Annual General Meeting, the Bank entered into a Deed of Access, Indemnity and Insurance dated 4 August 1998 (Deed), which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, the Bank agrees to:

- indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of the Bank under its Constitution in force from time to time;
- take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in the Bank's position) for seven years after the Director ceases to be a Director of the Bank;
- loan funds to a Director to cover the Director's legal costs in defending a claim, repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by the Bank to the Director under the indemnity); and
- grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of the Bank, and access to other documents if the documents were in the Bank's possession at the time the Director was a Director and where it is not contrary to the Bank's interest for the documents to be provided.

In addition, following the approval of shareholders at the 1999 Annual General Meeting, the Bank made an Indemnity and Insurance Deed Poll on 30 July 1999 (Deed Poll). The benefit of the undertakings made by the Bank under the Deed Poll have been given to each of the Directors and Secretaries of the Bank, its wholly-owned subsidiaries and certain officers of other companies where the director or secretary is acting as such at the specific request of the Bank or of a wholly-owned subsidiary of the Bank. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of the Bank.

Following the approval of shareholders at the 2000 Annual General Meeting, both the Deed and the Deed Poll were amended in a minor way to clarify the operation of the deeds with respect to the provision of loans to indemnified persons for legal costs and the requirement to repay such loans.

The Bank maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between the Bank and any of these companies. Transactions between the Bank and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to the Bank or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of the Bank or of a related entity) by reason of a contract made by the Bank or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest, with the exception of consulting fees paid, in the normal course of business totalling $2,943,200.83 (2004: $4,065,000) to the legal firm of Allens Arthur Robinson of which Mr McCann was a partner and Chairman for part of the Bank's financial year. Mr McCann ceased to be partner of that firm on 1 July 2004 and ceased to be Chairman on 24 December 2004. Therefore, the amount disclosed above relates to the period 1 April 2004 to 24 December 2004. These fees are not significant compared to the Bank's total legal expenses for the financial year.

Share options

Information on the Bank's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in Note 33 to the full financial report - Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation. No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' Other Relevant Interests

The relevant interests of Directors as at 16 May 2005 in managed investment schemes made available by controlled entities of the Bank and other disclosable relevant interests are:

Name and position	Direct Interests	Indirect Interests
Executive Directors		
D.S. Clarke	– Cash Settled Put Option[1] – 4 Zero Cost Collars[2]	– 415,761.87 Macquarie Balanced Growth Fund units – 242,085 Macquarie CountryWide Trust units – 500,000 Macquarie Investment Trust III A units – 500,000 Macquarie Investment Trust IV A units – 2,000,000 Macquarie Office Trust units – 2 Cash Settled Put Options[1] – Zero Cost Collar[3]
M.R.G. Johnson	– 20 Macquarie Apollo Trust units – 251,800 Macquarie Martin Place Trust units – 161,696 Macquarie Infrastructure Group stapled securities – 241,835 partly paid Macquarie Global Infrastructure Fund A (GIF A) units – 241,835 partly paid Macquarie Global Infrastructure Fund B (GIF B) units – 54,185 Macquarie Global Infrastructure Fund C (GIF C) units – 54,178 Macquarie Global Infrastructure Fund D (GIF D) units – 2 Zero Cost Collars[4]	– 112,366.38 Macquarie Balanced Growth Fund units – 245,042.31 Macquarie Active Plus Equities Fund units – 40,543 Macquarie Communications Infrastructure Group stapled securities – 649,923 Macquarie Infrastructure Group stapled securities – 227,706.04 Macquarie Property Securities Fund units – 271,089.01 Macquarie Small Companies Fund units – 185,670.36 Macquarie Lazard Master Global Equities Fund units – 165,009 Four Corners AUD Senior Secured Loan Fund II – Class B2 units
A.E. Moss	– 51,250 Macquarie Private Equity Trust units – 25,000 Macquarie Global Infrastructure Trust units – 500,000 Macquarie Communications Infrastructure Group stapled securities – 2 Macquarie Apollo Trust units – 162,000 Macquarie Infrastructure Group stapled securities – 100,000 Macquarie Technology Fund 1A units – 11,429 Macquarie Office Trust units – 48,108.06 Macquarie Newton Australian Absolute Return Fund units – 10,000 Macquarie Leisure Trust units – 713,078 Macquarie Airports stapled securities – 414,813.14 Macquarie Cash Management Trust units	– 2,598,826.31 Macquarie Enhanced Fixed Interest Fund units – 1,048,043.69 Macquarie Balanced Growth Fund units – 6,334 Macquarie Office Trust units – 10,000 Macquarie CountryWide Trust units – 1,004,452.07 Macquarie Australian Market Neutral Fund units – 250,000 partly paid Macquarie Capital Alliance Group stapled securities
L.G. Cox	– Zero Cost Collar[5] – 43,331.21 Macquarie Cash Management Trust units	– 189,793 Macquarie Airports stapled securities – 168,605.69 Macquarie Cash Management Trust units

Independent Directors		
J.G. Allpass		– 109,966 Macquarie CountryWide Trust units – 70,000 Macquarie Private Equity Trust units – 90,000 Macquarie Global Infrastructure Trust units – 45,006.05 Macquarie Global Infrastructure Trust II units – 5 Macquarie Apollo Trust units – 94,307 Macquarie Infrastructure Group stapled securities – 149,596 Macquarie Airports stapled securities – 6,000 Macquarie Airport (MAP) Self Funding Instalments – 60,000 partly paid Macquarie Private Equity Trust II units – 30,000 Macquarie Office Trust units – 28,000 Macquarie Communications Infrastructure Group stapled securities – 40,000 partly paid ConnectEast Group stapled securities – 30,000 Macquarie Equinox Limited Class E Shares – 10,000 Macquarie Private Capital Group stapled securities – 49,000 partly paid Macquarie Capital Alliance Group stapled securities
P.M. Kirby	– 29,596 Macquarie Infrastructure Group stapled securities – 130,000 ConnectEast Group stapled securities	– 13,500 Macquarie Infrastructure Group stapled securities
C.B. Livingstone		– 18,813 Macquarie Countrywide Trust units – 231,399.97 Maquarie Cash Management Trust units
B.R. Martin	– 14,621 Macquarie Airports stapled securities – 12,500 partly paid Macquarie Capital Alliance Group stapled securities – 100 Southern Cross FLIERS Trust units – 23,320 Macquarie Office Trust units	
H.K. McCann		– 50,000 Macquarie Communications Infrastructure Group stapled securities – 500 Southern Cross FLIERS Trust units – 103,000 Macquarie Martin Place Trust units – 12,500 partly paid Macquarie Capital Alliance Group stapled securities
J.R. Niland		– 3,000 Macquarie Infrastructure Group stapled securities – 22,000 Macquarie Office Trust units – 500 Macquarie Park Street Trust reset preference units – 50,000 partly paid Macquarie Capital Alliance Group stapled securities
H.M. Nugent	– 22,556 Macquarie Airports stapled securities	

(1) Cash-settled put options are exercisable against the Bank in relation to Bank shares pursuant to a Shared Appreciation Loan with the Bank. In relation to Mr Clarke, the cash-settled put option in which he has a direct interest is exercisable against 216,439 fully paid ordinary Bank shares; the two cash-settled put options in which Mr Clarke has an indirect interest are exercisable against 59,075 and 152,781, respectively, fully paid ordinary Bank shares.

(2) Mr Clarke has entered into a Zero Cost Collar transaction with the Bank in respect of 152,104 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke also entered into a Zero Cost Collar transaction with the Bank in respect of 106,250 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke has also entered into a Zero Cost Collar transaction with the Bank in respect of 25,000 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below the current share price, and disposing of the benefit of any share price movements above a nominated level over the five years from 19 August 2004, in respect of those shares. Mr Clarke has also entered into a Zero Cost Collar transaction with the Bank in respect of 68,133 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels for the period from 10 December 2004 to 1 June 2009 in respect of those shares.

(3) A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with the Bank in respect of 100,000 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

(4) On 5 June 2003, Mr Johnson entered into two Zero Cost Collar transactions with the Bank in respect of 100,000 fully paid ordinary Bank shares, which have the effect of acquiring cash-settled put options against movements in the Bank share price below nominated levels, which were below the then share price, and disposing of the benefit of any share price movements above nominated levels, which were above the then share price, over the period to 10 August 2005 in respect of 50,000 shares and over the period to 17 August 2005 in respect of the other 50,000 shares.

(5) On 6 June 2003, Mr Cox entered into a Zero Cost Collar transaction with the Bank in respect of 112,478 fully paid ordinary Bank shares, which has the effect of acquiring cash-settled put options against movements in the Bank share price below a nominated level, which was below the then share price, and disposing of the benefit of any share price movements above a nominated level, which was above the then share price, over the period to 10 August 2005.

Environmental regulations

The Bank and its controlled entities have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services
Details of the amounts paid or payable to the auditor of the Bank, PricewaterhouseCoopers ("PwC"), and its related practices for non-audit services provided, during the year, is disclosed in Note 44 to the full financial report – Audit and other services provided by PwC.

The Bank's external auditor policy, which is discussed in the Bank's Corporate Governance Statement contained in the 2005 Annual Review, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise. The policy also provides that signifcant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee or the Committee Chairman, as appropriate.

The Board Audit and Compliance Committee has reviewed a summary of non-audit services provided, during the year, by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001 (Cth)* ("the Act"). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services, during the year, by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditors' independence declaration
A copy of the auditors' independence declaration, as required under section 307C of the Act, is set out in the Directors' Report Schedule 2 following this report.

Rounding of amounts
In accordance with Australian Securities and Investments Commission Class Order 98/0100 (as amended by Class Order 04/667 dated 15 July 2004), amounts in the full Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.



David Clarke
Executive Chairman



Allan Moss
Managing Director and
Chief Executive Officer

Sydney 16 May 2005

Directors' experience and special responsibilities

David S Clarke, AO

BEc (Hons) Hon DScEcon (Syd) MBA (Harv) (age 63)

- Executive Chairman since the Bank's inception in February 1985
- Chairman of the Board Nominating Committee
- Member of the Board Remuneration Committee

David Clarke has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), Macquarie ProLogis Management Limited, Macquarie Goodman Management Limited (since 26 October 2000), Macquarie Goodman Funds Management Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund and the Sydney Advisory Board of the Salvation Army. He is an associate of Australian Stock Exchange Limited and a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Advisory Committee and the Board of the Centre for the Mind. Mr Clarke is a resident of New South Wales.

Mark RG Johnson

LLB (Hons) (Melb) MBA (Harv) (age 64)

- Deputy Chairman since September 2000
- Executive Voting Director since February 1987
- Member of the Board Corporate Governance Committee

Mark Johnson joined Macquarie Bank in February 1987 as an Executive Director of the Bank and Chairman of its Corporate Services Division. He was joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co. London until 1980. He was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank. He has been Chairman of The Australian Gas Light Company Limited since 4 December 2003 (director since 11 October 2002), Chairman of Macquarie Infrastructure Group (since 19 February 1996) and a director of the Victor Chang Cardiac Research Institute Limited. He is one of the Prime Minister's three personal representatives to the APEC Business Advisory Council. Mr Johnson is a resident of New South Wales.

Allan E Moss

BA LLB (Hons) (Syd) MBA (Harv) (age 55)

- Managing Director and Chief Executive Officer since August 1993
- Executive Voting Director since June 1989

Allan Moss joined Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year, he founded the Risk Management Division which is responsible for the Bank's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993. Mr Moss is a resident of New South Wales.

John G Allpass

FCA FCPA FAICD (age 64)

- Independent Voting Director – joined the Board in January 1994
- Chairman of the Board Audit and Compliance Committee
- Member of the Board Remuneration Committee

John Allpass is a Chartered Accountant and has 32 years experience in the accounting profession. He was Managing Partner of KPMG's Queensland practice for nine years until 1993. He was also a member of the KPMG National Board. He currently holds a number of other appointments including Chairman of Envestra Limited since July 2002 (director since 24 June 1997) and directorships of Envic Holdings 2 Limited (since 1 July 1999), Queensland Investment Corporation and MBF Australia Limited, member of the Brisbane Advisory Board of the Salvation Army, Councillor of St John's College and Chairman of the National Trust St John's Cathedral Fund Raising Board. He has also held a number of other corporate appointments. Mr Allpass is a resident of Queensland.

Laurence G Cox, AO
BCom (Melb) FCPA FSIA (age 66)
- Voting Director since January 1996
- Executive Voting Director since March 2004

Laurie Cox joined the Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox is the immediate past Chairman of Australian Stock Exchange Limited (1989 to 1994). He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995 and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is also a former member of the International Markets Advisory Board of NASD, the regulator of The NASDAQ Stock Market (USA). He is currently an associate of ASX and on the Executive Committee of the Australia Japan Business Co-operation Committee. He is Chairman of Transurban Group (since 9 February 1996), SMS Management & Technology Limited (since 9 May 2001) and the Murdoch Childrens Research Institute and is a Director of Smorgon Steel Group Limited (director since 16 September 1998). He was appointed an Executive Director of the Bank in March 2004, and was appointed a Director of Hills Motorway Limited and Hills Motorway Management Limited on 18 April 2005. Mr Cox is a resident of Victoria.

Peter M Kirby
BEc (Rhodes) BEc (Hons) (Natal) MA (Manch) MBA (Wits) (age 57)
- Independent Voting Director – joined the Board in June 2003
- Member of the Board Remuneration Committee

Peter Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 12 January 1998 to 31 March 2003. He was a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. He is Chairman of Medibank Private Limited and a Director of Orica Limited (since 22 July 2003) and the Beacon Foundation. Mr Kirby is a resident of Victoria.

Catherine B Livingstone
BA (Hons) (Macquarie) FCA FTSE (age 49)
- Independent Voting Director – joined the Board in November 2003
- Member of the Board Audit and Compliance Committee

Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously a Director of Goodman Fielder (1 December 2000 to 19 March 2003) and Rural Press Limited (13 December 2000 to 17 October 2003). Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is currently Chairman of the CSIRO and the Australian Business Foundation and is a Director of Telstra Corporation Limited (since 17 November 2000) and the Sydney Institute. She is also a member of the Advisory Board for the Department of Accounting & Finance at Macquarie University and a member of the Federal Education Minister's Business/Industry/Higher Education Council. Ms Livingstone is a resident of New South Wales.

Barrie R Martin
BEc ANZIIF (Fellow) (age 69)
- Independent Voting Director – joined the Board in August 1993
- Member of the Board Nominating Committee
- Member of the Board Audit and Compliance Committee

Barrie Martin is a former Non-Executive Chairman of Prudential Corporation Australia Limited and was Managing Director for the Prudential Group in Australia and New Zealand from July 1984 to December 1994. He was Chairman of the Life Insurance Federation of Australia from May 1990 to May 1992 and was Chairman of the Insurance Employers Industrial Association from 1990 to 1992. He stepped down from the position of Deputy President of the State Chamber of Commerce (NSW) in 1991 and was President of the Council of the Australian Insurance Institute in 1994/1995. Mr Martin is Chairman of the Barkworth Group and Brazin Limited (since 17 October 1997) and is a Director of BHP SVC Pty Limited and MBF Financial Services. Mr Martin is a resident of New South Wales.

Directors' experience and special responsibilities continued

H Kevin McCann
BA LLB (Hons) (Syd) LLM (Harv) FAICD (age 64)
- Independent Voting Director – joined the Board in December 1996
- Lead Independent Voting Director
- Chairman of the Board Corporate Governance Committee
- Member of the Board Audit and Compliance Committee

Kevin McCann is a former Partner and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He was a Partner at the firm from 1970 to 2004. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He was previously a Director of Ambri Limited (23 August 2001 to 13 November 2002) and Macquarie Communications Infrastructure Limited (19 June 2002 to 20 December 2002). He is Chairman of Healthscope Limited (since 11 March 1994), Origin Energy Limited (since 18 Feburary 2000), Triako Resources Limited (since 30 April 1999) and the Sydney Harbour Federation Trust, a director of BlueScope Steel Limited (since 10 May 2002) and a Member of the Takeover Panel and the Defence Procurement Advisory Board. Mr McCann is a resident of New South Wales.

John R Niland, AC
BCom MCom HonDSc (UNSW) PhD (Illinois) DUniv (SCU) FAICD (age 64)
- Independent Voting Director – joined the Board in February 2003
- Member of the Board Corporate Governance Committee

John Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. He is currently Chairman of the Centennial Park and Moore Park Trust. He is a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. Professor Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, the Boards of realestate.com.au Limited (23 May 2000 to 30 June 2003), St Vincent's Hospital and the Sydney Symphony Orchestra Foundation, and the Sydney Olympic bid's Building Commission. Dr Niland is a resident of New South Wales.

Helen M Nugent, AO
BA (Hons) PhD (Qld) MBA (Harv) (age 56)
- Independent Voting Director – joined the Board in June 1999
- Chairman of Board Remuneration Committee
- Member of Board Nominating Committee

Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Australia Ltd and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently, she is also a Director of UNiTAB Limited (since 1 July 1999), Origin Energy Limited (since 25 March 2003), Carter Holt Harvey Limited (since 29 May 2003) and is a member of the Board of Freehills and the Australian Institute of Company Directors. She was a Director of United Energy from 1999 to 2002. She was formerly Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council and in 1999, she was Chairman of the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Dr Nugent was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company. Dr Nugent is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong
BSc BE (Hons) (Syd) MCom (UNSW) CPA FCIS
- *Company Secretary since 25 October 1993*

Mr Leong has had over 11 years company secretarial experience after 12 years in corporate finance at the Bank and Hill Samuel Australia Limited.

Angela M Blair
BSc (Hons) (Manch) FCIS
- *Assistant Company Secretary since 30 January 2003*

Mrs Blair has had 13 years company secretarial experience in Australia and the United Kingdom.

Amelia Cho
BCom LLB (UNSW)
- *Assistant Company Secretary since 29 March 2001*

Ms Cho has had 9 years company secretarial experience in Australia.



Auditors' Independence declaration

As lead auditor for the audit of Macquarie Bank Limited for the year ended 31 March 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Macquarie Bank Limited and the entities it controlled during the period.

I L Hammond

Ian Hammond
Partner
PricewaterhouseCoopers

Sydney
16 May 2005

Liability is limited by the Accountant's Scheme under the *Professional Standards Act 1994 (NSW)*

Consolidated statement of financial performance for the financial year ended 31 March 2005

	Notes	Consolidated 2005 $m	Consolidated 2004 $m
Interest income		**1,636**	1,235
Interest expense		**(1,266)**	(965)
Net interest income		**370**	270
Fee and commission income		**2,371**	1,649
Fee and commission expense		**(468)**	(331)
Net fee and commission income		**1,903**	1,318
Trading income		**734**	562
Other income		**860**	393
Other expenses		**(118)**	(78)
Total income from ordinary activities		**3,749**	2,465
Employment expenses		**(1,958)**	(1,257)
Occupancy expenses		**(107)**	(102)
Non-salary technology expenses		**(104)**	(106)
Professional fees, travel and communication expenses		**(192)**	(162)
Other operating expenses		**(227)**	(153)
Total expenses from ordinary activities		**(2,588)**	(1,780)
Profit from ordinary activities before income tax		**1,161**	685
Income tax expense		**(280)**	(161)
Profit from ordinary activities after income tax		**881**	524
Outside equity interest			
Macquarie Income Preferred Securities	5	**(28)**	–
Other equity holders		**(1)**	(3)
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		**852**	521
Distributions paid or provided on Macquarie Income Securities	5	**(29)**	(27)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		**823**	494
		Cents per share	
Basic earnings per share	6	**374.6**	233.0
Diluted earnings per share	6	**364.2**	229.3

* There were no valuation adjustments recognised directly in equity.

The statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of financial position as at 31 March 2005

	Notes	Consolidated 2005 $m	Consolidated 2004 $m
Assets			
Cash and liquid assets		**859**	647
Securities purchased under resale agreements		**8,927**	8,598
Trading assets		**7,175**	6,891
Other securities		**2,520**	1,847
Loan assets		**16,463**	10,777
Other financial market assets		**5,651**	6,694
Other financial assets		**4,065**	3,531
Intangible assets – businesses held for resale		**339**	–
Life insurance investment assets		**2,129**	2,350
Equity investments		**152**	138
Investments in associates and incorporated joint ventures		**664**	169
Fixed assets		**168**	1,945
Tax assets		**201**	184
Total assets		**49,313**	43,771
Liabilities			
Due to other financial institutions		**1,553**	1,935
Securities sold under repurchase agreements		**1,983**	2,597
Securities borrowed		**7,681**	5,750
Deposits		**5,403**	4,215
Notes payable		**13,866**	12,608
Other financial market liabilities		**5,226**	5,821
Tax liabilities		**41**	53
Other financial liabilities		**5,380**	4,215
Life insurance policy liabilities		**2,081**	2,291
Provision for distributions		**34**	6
Deferred tax liabilities		**189**	413
Other provisions		**85**	74
Total liabilities excluding loan capital		**43,522**	39,978
Loan capital			
Subordinated debt		**1,359**	960
Total liabilities		**44,881**	40,938
Net assets		**4,432**	2,833
Equity			
Contributed equity			
Ordinary share capital		**1,600**	1,382
Macquarie Income Securities		**391**	391
Retained earnings	2	**1,578**	1,040
Total equity attributable to equity holders of Macquarie Bank Limited		**3,569**	2,813
Outside equity interests in controlled entities		**863**	20
Total equity		**4,432**	2,833

The statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of cash flows for the financial year ended 31 March 2005

	Notes	Consolidated 2005 $m	Consolidated 2004 $m
Cash flows from operating activities			
Interest received		**1,630**	1,231
Interest and other costs of finance (paid)		**(1,235)**	(927)
Dividends and distributions received		**48**	120
Fees and other non-interest income received		**1,873**	1,612
Fees and commissions (paid)		**(366)**	(320)
Net (payments)/receipts from trading securities and other financial instruments		**2,645**	(2,063)
(Payments) to suppliers		**(702)**	(639)
Employment expenses (paid)		**(1,379)**	(919)
Income taxes (paid)		**(121)**	(138)
Life insurance investment income		**150**	101
Life insurance premiums received		**1,169**	1,279
Life insurance (policy payments)		**(1,458)**	(1,618)
Businesses purchased for resale – net receipts from operations		**29**	47
Net cash flows from operating activities		**2,283**	(2,234)
Cash flows from investing activities			
Loan assets (granted)		**(11,946)**	(5,828)
Proceeds from securitisation of loan assets		**6,271**	4,928
Recovery of loans previously written-off		**5**	2
(Payments) for other securities		**(1,276)**	(1,349)
Proceeds from the realisation of other securities		**592**	1,381
(Payments) for life insurance investments		**(5,306)**	(5,561)
Proceeds from the sale of life insurance investments		**5,504**	5,881
(Payments) for equity investments		**(228)**	(166)
Proceeds from the sale of equity investments		**58**	85
(Payments) for fixed assets		**(83)**	(108)
Proceeds from the sale of fixed assets		**33**	23
(Payments) for businesses purchased for resale, net of cash acquired	7	**(905)**	(950)
Proceeds from sale of businesses purchased for resale and controlled entities net of cash deconsolidated	7	**439**	37
(Payments) for acquisition of controlled entities, net of cash acquired	7	**(145)**	250
Net cash flows from investing activities		**(6,987)**	(1,375)
Cash flows from financing activities			
Net increase in money market and other deposit accounts		**2,506**	2,826
(Repayment) of subordinated debt		**(65)**	(70)
Issue of subordinated debt		**441**	672
Dividends and distributions (paid)		**(263)**	(208)
Proceeds from the issue of ordinary share capital		**167**	121
Proceeds from the issue of Macquarie Income Preferred Securities		**894**	–
(Payment) of issue costs on Macquarie Income Preferred Securities		**(10)**	–
(Payment) for buy back of ordinary shares		**–**	(167)
(Payments to)/proceeds from outside equity interest		**11**	(382)
Proceeds from borrowing for acquisition of businesses purchased for resale		**1,288**	1,062
Net cash flows from financing activities		**4,969**	3,854
Net increase in cash		**265**	245
Cash at the beginning of the financial year		**534**	289
Cash at the end of the financial year		**799**	534

The statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and analysis of statement of financial performance

The economic entity achieved a profit from ordinary activities after income tax attributable to ordinary equity holders of $823 million, a 67% increase from last financial year. The return on average ordinary shareholders' funds was 30.2%, which was an increase on the previous financial year (22.3%). The growth in earnings outweighed the increase in average ordinary shareholders funds.

Income from ordinary activities

Income from ordinary activities increased by $1.3 billion (52%) to $3.7 billion. This growth is attributable to increases in all major categories of operating income.

Net interest income increased by $100 million (37%) to $370 million. Interest income has increased by $401 million (32%) to $1.6 billion. This was driven by growth in average interest bearing assets of $6.3 billion (31%) and an increase in average interest rates due the mix of assets employed. There was also an increase in interest expense of $301 million (31%) to $1.3 billion. This was due to the growth in average interest bearing liabilities of $5.7 billion (26%) and the mix of liabilities.

Net fee and commission income increased by $585 million (44%) to $1.9 billion. Fee income increased across the majority of businesses, largely attributable to the growth in management and performance fees, particularly in the Investment Banking Group.

Net trading income increased by $172 million (31%) to $734 million. This was largely driven by increases in equity markets trading however the majority of businesses experienced growth.

Net other income increased by $427 million to $742 million. This increase includes $300 million profit relating to the merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited. In addition to this, the balance also includes sales revenue earned from businesses held for resale.

Operating expenses increased by $808 million (45%) to $2.6 billion. This balance includes the operating expenses incurred by businesses held for resale during the holding period and the increase is also attributable to the costs incurred to support the overall growth in the Bank's business.

Income tax

Income tax attributable to profits from ordinary activities attributable to ordinary equity holders has increased from 24.5% of profit from ordinary activities for the previous financial year to 25.4% for the current financial year. The effective tax rate remains stable in the mid 20% range.

Earnings per share

Basic earnings per share increased from 233.0 cents per share for 2005 to 374.6 cents per share, largely reflecting the strong growth in earnings.

Dividends on ordinary share capital

The interim ordinary dividend paid during the financial year ended 31 March 2005 was 61 cents per fully paid ordinary share, 90% franked at 30% (2004: 52 cents per fully paid ordinary share, 90% franked at 30%).

Since year end, the Directors have recommended the payment of a final dividend and a special dividend. The final dividend will be $1.00 per fully paid ordinary share, 90% franked based on tax paid at 30% (2004: 70 cents per fully paid ordinary share, 90% franked at 30%). The special dividend will be 40 cents per fully paid ordinary share, 90% franked based on tax paid at 30% (2004: nil).

Discussion and analysis of statement of financial position

Equity attributable to ordinary equity holders of the Bank increased by $756 million (27%) to $3.6 billion. The increase is due to growth in both retained earnings and ordinary share capital partly attributable to shares issued through the exercise of options and the Dividend Reinvestment Plan.

The total capital adequacy ratio increased from 19.9% to 21.2% at 31 March 2005 while the Tier 1 ratio decreased from 16.2% to 14.4% as at 31 March 2005. This is due to a change in the mix of Tier 1 and Tier 2 capital. The ratios remain comfortably in excess of the Bank's minimum ratios.

Total assets increased by $5.5 billion (13%) to $49.3 billion. This increase is largely attributable to growth in trading assets, other securities and loan assets.

The Bank's credit ratings continue to reflect strong prudential controls and diversified earnings. During the financial year, the Bank maintained all its external credit ratings.

Discussion and analysis of statement of cash flows

Cash flows from operating activities for the financial year was a net inflow of $2.3 billion, an increase from the last financial year which was an outflow of $2.2 billion. This was principally as a result of a decrease in receipts from trading securities and other financial instruments of $4.6 billion.

Cash flows from investing activities was a net outflow of $7.0 billion, an increase from the last financial year which was an outflow of $1.4 billion. This was mainly due to an increase in loans granted of $6.1 billion.

Cash flows from financing activities was a net inflow of $5.0 billion, an increase from the last financial year, which was an inflow of $3.9 billion. This was mainly due to proceeds from the issue of Macquarie Income Preferred Securities $0.9 billion.

Note 1. Basis of accounting

The concise financial report is derived from the full financial report of Macquarie Bank Limited and the entities that it controlled (together, "the economic entity") at the end of and during the financial year ended 31 March 2005, which is prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act.

The concise financial report has been prepared in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports* and the relevant provisions of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year, except where otherwise stated. A full description of the accounting policies adopted by the economic entity is provided in the full financial report.

The Bank has elected to apply AASB1046A: *Amendments to Accounting Standard AASB1046* to the annual reporting period beginning 1 April 2004. This includes applying AASB1046A to the comparatives disclosed.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year.

i) Impact of adopting Australian equivalents to International Financial Reporting Standards

The Bank and the economic entity will be required to prepare financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements ("AIFRS") from 1 April 2005. The first financial statements that the Bank and economic entity will prepare in accordance with AIFRS will be for the half year ending 30 September 2005 and the financial year ending 31 March 2006.

In accordance with AIFRS, the comparative financial statements for each of these periods will be restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"). As permitted by the transitional provisions of AIFRS, management has elected to defer the application of AASB 132 and AASB 139 for twelve months. Comparative information for financial instruments will be prepared on the basis of the economic entity's current accounting policies under Australian GAAP. Adjustments required on transition to AIFRS will be made retrospectively, mostly against opening retained earnings, at the respective dates. Restated comparatives will not be reported in financial statements until 30 September 2005, being the first half year reported in accordance with AIFRS.

AIFRS is not expected to change the economics of the business or the risks being carried. It is also not expected to affect our ability to borrow funds or make dividend distributions.

A comprehensive discussion on the impact of adopting AIFRS is contained in note 1(iii) of the full financial report.

	Consolidated 2005 $m	Consolidated 2004 $m
Note 2. Retained earnings		
Balance at the beginning of the financial year	**1,040**	659
Prior year dividend reinstatement – change in accounting policy (refer note 5)	**–**	208
Profit from ordinary activities after income tax attributable to equity holders	**852**	521
Distributions paid or provided on Macquarie Income Securities	**(29)**	(27)
Dividends paid on ordinary share capital (refer to note 5)	**(285)**	(321)
Total retained earnings	**1,578**	1,040
Note 3. Revenue from operating activities		
Interest income	**1,636**	1,235
Fee and commission income	**2,346**	1,620
Investment revenue and management fees from life insurance business (refer note 15 to the full financial report)	**258**	260
Trading income	**734**	562
Proceeds from the sale of other securities, equity investments, associates and joint ventures	**1,380**	302
Other income (excluding profit on the sale of other securities and equity investments)	**393**	265
Total revenue from operating activities	**6,747**	4,244

Note 4. *Segment reporting*
Primary segment – business

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
					Consolidated 31 March 2005
Revenue from external customers	**1,783**	**1,499**	**2,371**	**1,059**	**6,712**
Intersegmental revenue/(expense)	**26**	**(118)**	**(97)**	**189**	**–**
Profit from ordinary activities after income tax	**328**	**178**	**279**	**96**	**881**
Total assets	**4,161**	**25,831**	**6,050**	**13,271**	**49,313**
					Consolidated 31 March 2004
Revenue from external customers	1,129	1,195	1,041	844	4,209
Intersegmental revenue/(expense)	8	(71)	(53)	116	–
Profit from ordinary activities after income tax	146	161	163	54	524
Total assets	3,092	24,215	6,475	9,989	43,771

Secondary segment – geographical

	Australia $m	Asia Pacific* $m	Europe $m	North America $m	Other $m	Total $m
						Consolidated 31 March 2005
Revenue from external customers	**4,321**	**714**	**666**	**983**	**28**	**6,712**
Total assets	**29,247**	**6,053**	**7,212**	**6,295**	**506**	**49,313**
						Consolidated 31 March 2004
Revenue from external customers	3,270	329	350	176	84	4,209
Total assets	24,662	4,863	9,193	4,389	664	43,771

* Excludes Australia as it is disclosed as a separate segment.

	Consolidated 2005 $m	Consolidated 2004 $m
Note 5. Dividends paid and distributions paid or provided		
i) Dividends paid		
Ordinary share capital		
2005 interim dividend paid (61 (2004: 52) cents per share)	**134**	113
2004 final dividend paid (70 (2003: 52) cents per share)	**151**	106
2004 special dividend paid (nil (2003: 50) cents per share)	**–**	102
Total dividends paid	**285**	321

There is no provision for final dividend in respect of the financial year ended 31 March 2005, as a result of a change in accounting policy in the prior year. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The 2005 interim dividend and the 2004 final dividend, both paid during the financial year ended 31 March 2005, were 90% franked at 30%. The dividends paid during the financial year ended 31 March 2004 were franked as follows: 2004 interim – 90% franked at 30%, 2003 final and 2003 special – both fully franked at 30%.

Since the end of the financial year, the Directors have recommended the payment of the 2005 final dividend of $1.00 per fully paid ordinary share, and a special dividend of 40 cents per fully paid ordinary share, both 90% franked based on tax paid at 30%. The aggregate amount of the proposed dividends expected to be paid on 1 July 2005 out of retained profits at 31 March 2005 is $313 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2005.

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. On 30 October 2003, the 2.5% discount which had been provided on the DRP was reduced to nil. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 28 – Contributed equity to the full financial report.

	Cents per share	
Cash dividends per share (including final and special dividends not provided for)	**201**	122

Converting Preference Shares

The converting preference shares were converted to fully paid ordinary shares on 25 September 2003.

In the prior year, preference dividends on these shares of $5 million were charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments.* The dividends, paid on 16 June 2003 and 25 September 2003, were both fully franked at 30%.

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares.

	Consolidated 2005 $m	Consolidated 2004 $m
Note 5. Dividends paid and distributions paid or provided continued		
Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2004: 30%)	39	43

The franked portion of dividends proposed as at 31 March 2005 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Distributions paid or provided

	Consolidated 2005 $m	Consolidated 2004 $m
Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	23	21
Distributions provided	6	6
Total distributions paid or provided	29	27

The distributions paid/provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments.*

	Consolidated 2005 $m	Consolidated 2004 $m
Macquarie Income Preferred Securities		
Distributions provided	28	–
Total distributions paid or provided	28	–

The Macquarie Income Preferred Securities issued during the period represent an outside equity interest of the economic entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in outside equity interest, as disclosed in note 29 – Reserves, retained earnings and outside equity interests, to the full financial report.

	Consolidated 2005	Consolidated 2004
Note 6. Earnings per share		
		Cents per share
Basic earnings per share	**374.6**	233.0
Diluted earnings per share	**364.2**	229.3
Reconciliation of earnings used in the calculation of basic earnings per share	**$m**	$m
Profit from ordinary activities after income tax	**881**	524
(Profit) attributable to outside equity interests:		
Macquarie Income Preferred Securities	**(28)**	–
Other equity holders	**(1)**	(3)
Distributions paid or provided on:		
Macquarie Income Securities	**(29)**	(27)
Total earnings used in the calculation of basic earnings per share	**823**	494
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	**823**	494
Interest savings from conversion of Converting Preference Shares	**–**	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**–**	–
Total earnings used in the calculation of diluted earnings per share	**823**	499
		Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**219,698,110**	212,000,285
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**219,698,110**	212,000,285
Potential ordinary shares		
Weighted average options	**6,306,721**	3,263,375
Weighted average Converting Preference Shares	**–**	2,349,029
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**226,004,831**	217,612,689

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share.

Included in the balance of weighted average options are 1,137,897 (2004: 1,139,469) options that were converted, lapsed or cancelled during the financial year. There are a further 745,400 (2004: 6,408,950) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2005 and consequently, they are not considered to be dilutive.

Converting Preference Shares

These converted to fully paid ordinary shares on 25 September 2003 and were considered to be potential ordinary shares up to the date of conversion and have therefore been included in the calculation of diluted earnings per share.

Note 7. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

a) District Energy

On 30 June 2004, a controlled entity of the Bank acquired 100% of various Chicago energy companies which operate a number of cooling plants in the Chicago area, for a cost of $197 million. On 29 September 2004, a controlled entity of the Bank acquired control of various Las Vegas energy companies for a cost of $36 million. These two related acquisitions are collectively known as "District Energy".

b) Atlantic Aviation

On 29 July 2004, a controlled entity of the Bank acquired 100% of various companies (collectively "Atlantic Aviation") which provide services to a number of North American airports, for a cost of $317 million.

c) RG Capital Radio

On 20 August 2004, a wholly-owned subsidiary of the Bank received Federal Court approval for its proposed scheme of arrangement for the acquisition of 100% of the issued shares and options of RG Capital Radio Pty Limited ("RG Capital Radio") for a cost of $178 million. Settlement of the transaction took place on 2 September 2004.

d) DMG Regional Radio

On 10 September 2004, a wholly-owned subsidiary of the Bank acquired 100% of DMG Regional Radio Pty Limited ("DMG Regional Radio") for a cost of $194 million.

Aggregate details of the acquisitions are as follows:

	2005 $m	2004 $m
Fair value of net assets acquired		
Cash and other financial assets	**102**	1,484
Fixed assets	**401**	1,823
Intangible assets	**698**	4
Payables and provisions	**(215)**	(1,949)
Borrowings	**(62)**	(198)
Total fair value of net assets acquired	**(924)**	1,164
Purchase consideration		
Cash consideration	**922**	1,019
Deferred consideration	**–**	145
Total purchase consideration	**922**	1,164
Reconciliation of cash movement		
Cash consideration	**(922)**	(1,019)
Less: cash acquired	**17**	319
Total cash outflow	**(905)**	(700)

The prior year comparatives relate to the acquisitions of South East Water plc, Arlanda Express and the ING Asian Equities Business.

Entities disposed of or deconsolidated due to change in control:

a) **Deconsolidation of South East Water**

On 30 April 2004, a subsidiary of the Bank sold a 75.1% interest in South East Water plc ("SEW"). 50.1% of this interest was sold to Macquarie European Infrastructure Fund ("MEIF") at cost. As a result of the sales the Bank is no longer required to consolidate its interest in SEW. In October 2004 and December 2004 the Bank disposed of its remaining interest in SEW.

b) **Deconsolidation of Arlanda Express**

On 8 April 2004, the Bank's investment in MEIF was diluted from 100% to 16.1%. MEIF included a 100% investment in A-Train AB and A-Train Invest AG (collectively "Arlanda Express"). As a result of the sale, the Bank is no longer required to consolidate its interest in MEIF and its interest in Arlanda Express.

c) **Deconsolidation of CH4 Gas Limited**

On 7 April 2004, the Bank's investment in CH4 Gas Limited ("CH4") was diluted from 66% to 41%. From that date, the Bank ceased to consolidate its interest in CH4. Due to the Bank's ongoing ownership interest, the investment in CH4 has been equity accounted from that date.

d) **Deconsolidation of District Energy and Atlantic Aviation**

On 21 December 2004, a wholly-owned subsidiary of the Bank, Macquarie Infrastructure Company Trust ("MIC"), was floated on the New York Stock Exchange. As a result of the float, the Group's effective interest in MIC reduced from 100% to 7.5%. On 22 December 2004, the Bank's investments in District Energy and Atlantic Aviation were sold to MIC. The Group's 7.5% investment in MIC has been equity accounted from 22 December 2004.

The operating results of these entities have been deconsolidated from the Statement of Financial Performance from their respective dates of lost control.

Aggregate details of the disposals and deconsolidations are as follows:

	2005 $m	2004 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash and other financial assets	**214**	35
Fixed assets	**2,198**	12
Intangible assets	**366**	–
Payables and provisions	**(858)**	(21)
Borrowings	**(1,350)**	(24)
Outside equity interest	**(13)**	–
Total carrying value of assets and liabilities disposed of or deconsolidated	**557**	2
Reconciliation of cash movement		
Cash received*	**528**	41
Less:		
Investment retained	**–**	(5)
Cash deconsolidated	**(89)**	(4)
Total cash inflow/(outflow)	**439**	32

* Cash received includes the repayment of intercompany debt.

The prior year comparatives relate to the deconsolidation of Macquarie Transmission Alberta Limited and Macquarie Essential Assets Partnership and the disposal of ntl Telecommunications Pty Limited.

Note 8. Full financial report

Further financial information can be obtained from the full financial report which is available, free of charge, on request from the Bank. A copy may be requested by calling (61 2) 8232 3333. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at: www.macquarie.com.au.

Directors' declaration

The Directors declare that in their opinion, the concise financial report of the economic entity for the financial year ended 31 March 2005 as set out on pages 54 to 89 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the financial year ended 31 March 2005.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report, which as indicated in Note 8, is available on request.

This declaration is made in accordance with a resolution of the Directors.



David Clarke
Executive Chairman



Allan Moss
Managing Director and
Chief Executive Officer

Sydney 16 May 2005

Independent audit report to the members of Macquarie Bank Limited

PRICEWATERHOUSECOOPERS

Audit opinion

In our opinion, the concise financial report of Macquarie Bank Limited for the year ended 31 March 2005 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements, and the directors' declaration for Macquarie Bank Limited (the company) for the year ended 31 March 2005.

The directors of the company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the full financial report of the company for the financial year ended 31 March 2005. Our audit report on the full financial report was signed on 16 May 2005, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.



PricewaterhouseCoopers
Chartered Accountants



Ian Hammond
Partner

Sydney 16 May 2005

Liability is limited by the Accountant's Scheme under the *Professional Standards Act 1994 (NSW)*

Ten year history

Financial year ended 31 March	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Financial performance ($ million)										
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890	2,465	**3,749**
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430	1,780	**2,588**
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	685	**1,161**
Income tax expense	6	21	26	53	79	53	76	96	161	**280**
Profit from ordinary activities	93	117	141	165	222	272	279	364	524	**881**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	–	–	–	**28**
Other outside equity interest	–	–	–	–	–	(1)	–	3	3	**1**
Macquarie Income Securities distributions	–	–	–	–	12	31	29	28	27	**29**
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	494	**823**
Financial position ($ million)										
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	**49,313**
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	**44,881**
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	2,833	**4,432**
Risk-weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	**19,771**
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	**16,463**
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	61	**42**
Share information*										
Cash dividends per share (cents per share)										
Interim	–	18	21	30	34	41	41	41	52	**61**
Final (a)	34.7 (b)	25	30	38	52	52	52	52	70	**100**
Special	–	–	–	–	–	–	–	50	–	**40**
Total	34.7 (b)	43	51	68	86	93	93	143	122	**201**
Basic earnings per share (cents per share)	61.0 (b)	74.89	88.09	101.33	124.33	138.88	132.83	164.84	233.02	**374.60**
Share price at 31 March ($)	5.78 (b)	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	**48.03**
Ordinary share capital (million shares) (c)	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	**223.7**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	832 (d)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	**10,744**
Ratios										
Return on average ordinary shareholders' funds	23.1%	25.5%	26.1%	26.8%	28.1%	27.1%	18.7%	18.7%	22.3%	**30.2%**
Payout ratio	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	87.4%(g)	53.2%	**54.3%**
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	**14.4%**
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	**21.2%**
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	**0.3%**
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	**0.0%**
Assets under management ($ billion) (e)										
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	21.5	**39.9**
Unlisted										
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.4	**14.8**
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	27.7	**34.2**
Total	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	**88.9**
Staff numbers (f)	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,802	5,716	**6,556**

* The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

(a) The 31 March 2005 final dividend is not included in the financial report in accordance with AASB 1044: *Provisions, Contingent Liabilities and Contingent Assets*. This accounting standard requires that provisions for dividends not be recognised until the dividend has been declared or publicly recommended by the Directors.

(b) Adjusted for June 1996 issue.

(c) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(d) Based on unadjusted share price of $6.00.

(e) This reflects the closing consolidated total assets of all Macquarie managed funds.

(f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

(g) Includes special dividend. The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding special dividend of 50 cents per share, payout ratio would have been 56.8%.

Australia
Sydney
No. 1 Martin Place
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

20 Bond Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

9 Hunter Street
Sydney NSW 2000
Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

9 George Street
Parramatta NSW 2150
Tel: +61 2 8820 8100
Fax: +61 2 8820 8108

Adelaide
Macquarie Adviser Services
Level 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Levels 1 & 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: +61 8 8203 0200
Fax: +61 8 8212 4829

Brisbane
Maquarie Bank Limited
Level 1, 300 Queen Street
Brisbane QLD 4000
Tel: +61 7 3233 5333
Fax: +61 7 3233 5370

Macquarie Adviser Services
Level 8, Comalco Place
12 Creek Street
Brisbane QLD 4000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Level 2, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Tel: +61 7 3233 5888
Fax: +61 7 3229 5999

Gold Coast
Macquarie Financial Services
12 Short Street
Southport QLD 4215
Tel: +61 7 5532 8955
Fax: +61 7 5532 8731

Melbourne
Level 23, 101 Collins Street
Melbourne VIC 3000
Tel: +61 3 9635 8000
Fax: +61 3 9635 8080

Macquarie Adviser Services
Level 22, 101 Collins Street
Melbourne VIC 3000
Tel: 1800 808 508
Fax: 1800 550 140

Moorebank
D-Auction
25-29 Greenhills Avenue
Moorebank NSW 2170
Tel: +61 2 8778 2708
Fax: +61 2 8778 2741

Moree
Macquarie Cotton Australia
2/37 Greenbah Road
Moree NSW 2400
Tel: +61 2 6757 2000
Fax: +61 2 6752 5281

Newcastle
671–677 Hunter Street
Newcastle NSW 2300
Tel: +61 2 4925 6108
Fax: +61 2 4925 6109

Perth
Level 27, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0666
Fax: +61 8 9224 0633

Macquarie Adviser Services
Level 27, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: 1800 808 508
Fax: 1800 550 140

Macquarie Financial Services
Level 28, Allendale Square
77 St Georges Terrace
Perth WA 6000
Tel: +61 8 9224 0888
Fax: +61 8 9224 0895

Sunshine Coast
Macquarie Financial Services
69 Mary Street
Noosaville QLD 4566
Tel: +61 7 5474 1608
Fax: +61 7 5474 2359

Austria
Vienna
Wienerbergstrasse 11
Tower East, 31 Floor
1100 Vienna, Austria
Tel: +43 1 205 300 20
Fax: +43 1 205 300 30

Brazil
Sao Paulo
Rua Jeronimo da Veiga
45-14 amdar cj. 142
Sao Paulo SP 04536-000
Brazil
Tel: +5511 3066 2600
Fax: +5511 3167 3807

Canada
Toronto
Level 8, 121 King Street West
Toronto, Ontario, MH5 3T9
Canada
Tel: +1 416 594 0200
Fax: +1 416 594 0020

Vancouver
Suite 2664, Bentall Centre
1055 Dunsmuir Street
PO Box 49183
Vancouver BC, V7X 1K8
Canada
Tel: +1 604 605 3944
Fax: +1 604 605 1634

China
Beijing
Macquarie Investment Advisory
(Beijing) Co., Ltd.
Suite 902, Block E2
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing 100738, PRC
Tel: +86 10 8518 8938
Fax: +86 10 8518 9716

Macquarie Property Group
Room 1010A-1011, Level 10
Ruoy Chai International Building
8 Yong An Dong Li
Jian Guo Men Wai Avenue
Chaoyang District
Beijing 100022, PRC
Tel: +86 10 8528 8986
Fax: +86 10 8528 8788

Shanghai
First China Property Group
Limited
2585-2588, Level 25
City Center Tower B
100 Zun Yi Road, Hong Qiao
Shanghai 200051, PRC
Tel: +86 21 6237 1112
Fax: +86 21 6237 1387

Macquarie International
Holdings Limited, Shanghai
Representative Office
Room 1206-A15
Shui On Plaza
333 Huai Hai Zhong Lu
Shanghai 200020, PRC
Tel: +86 21 5116 0559
Fax: +86 21 5116 0778

Tianjin
Tianjin Macquarie Property Development Management Co Ltd (Joint Venture)
145 Mu Nan Dao
Heping District
Tianjin 300050, PRC
Tel: +86 22 2313 4528
Fax: +86 22 2313 4529

France
Paris
Macquarie Europe Limited,
Paris Branch
17, Square Edouard VII
75009 Paris, France
Tel: +33 1 5343 9326
Fax: +33 1 5343 9327

Germany
Frankfurt
Niederlassung Deutschland
Beethovenstraße 18
D-60325 Frankfurt, Germany
Tel: +49 69 7474 9710
Fax: +49 69 7474 9797

Munich
Promenadeplatz 8
(Gartenhaus 2. Stock)
80333 Munich, Germany
Tel: +49 89 290 530
Fax: +49 89 290 532

Hong Kong
Level 19, Citic Tower
1 Tim Mei Avenue
Central, Hong Kong
Tel: +85 2 2823 3700
Fax: +85 2 2823 3790

Macquarie Global Property Advisers
Level 21
8 Queen's Road
Central, Hong Kong
Tel: +85 2 3162 6000
Fax: +85 2 3168 2578

Indonesia
Jakarta
Jakarta Stock Exchange Building
Tower 2, 25th Floor
Jalan Jenderal, Sudirman Kav. 52-53
Jakarta 12190, Indonesia
Tel: +62 21 515 1818
Fax: +62 21 515 1212

Ireland
Dublin
Suite G001, Alexandra House
The Sweepstakes
Ballsbridge, Dublin 4, Ireland
Tel: +353 1 631 9351
Fax: +353 1 631 9434

Japan
Tokyo
20F The New Otani Garden Court
4-1 Kioi-cho, Chiyoda-ku
Tokyo 102-0094, Japan
Tel: +81 3 3512 7500
Fax: +81 3 3512 7771

Macquarie Properties Japan K.K.
16F Shiroyama JT Trust Tower
4-3-1 Toranomon, Minato-ku
Tokyo 105-6016, Japan
Tel: +81 3 5403 4600
Fax: +81 3 5403 4646

c/- Mizuho Securities
Level 6, Otemachi First Square
Chiyodo-ku
Tokyo 100-0004, Japan
Tel: +81 3 5208 3119
Fax: +81 3 3516 7224

Korea
Seoul
Macquarie International Limited, Seoul Branch
Level 6 Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8743
Fax: +822 3705 8790

Macquarie Capital Korea
Co., Limited
Level 9, Hanwha Building
110 Sokong-Dong. Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8585

Macquarie Shinhan Infrastructure
Management Co., Ltd
Level 9, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8596

Macquarie-IMM Investment
Management Co., Ltd
Level 4, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3782 2300
Fax: +822 3782 2400

Macquarie Korea Co., Ltd
Level 4, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3782 2300
Fax: +822 3782 2299

Derivatives Business Unit
Kookmin Bank
36-3, Yoido-dong
Youngdeungpo-ku
Seoul 150-758, Korea
Tel: +822 2073 8905
Fax: +822 2073 8948

Woori Macquarie Equity Derivatives
Business Cooperation
Level 10, Wooribank Building
203 Hoehyon-Dong 1-Ga,
Chung-Ku
Seoul 100-755, Korea

Macquarie International Asset
Management Co., Ltd
Level 6, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8710
Fax: +822 3705 8789

Shinhan Macquarie Financial
Advisory Co., Ltd
Level 9, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500
Fax: +822 3705 8555

Macquarie Securities Ltd
Seoul Branch
Level 8, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755, Korea
Tel: +822 3705 8500

Malaysia
Kuala Lumpur
Level 10, Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: +603 2381 3081
Fax: +603 2381 3082

Labuan
Macquarie Bank Limited
(Labuan Branch)
Unit Level 3 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 Federal Territory Labuan
Malaysia
Tel: +608 7583 080
Fax: +608 7583 088

New Zealand
Auckland
Level 14, Phillips Fox Tower
209 Queen Street
Auckland, New Zealand
Tel: +64 9 357 6931
Fax: +64 9 309 6220

Christchurch
Level 17, Forsyth Barr House
764 Colombo Street
Christchurch, New Zealand
Tel: +64 3 366 8851
Fax: +64 3 366 8852

Wellington
Level 5
95 Customhouse Quay
Wellington 6000
New Zealand
Tel: +64 4 462 4999
Fax: +64 4 462 4900

Philippines
Makati City
7/F Tower One & Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City 1226, Philippines
Tel: +63 2 857 0888
Fax: +63 2 891 9779

Singapore
23 Church Street
#11-05 Capital Square
Singapore 049481
Tel: +65 6231 1111
Fax: +65 6536 7002

Fedsure Oval, 1 Oakdale Road
Newlands 7700, Cape Town
South Africa
Tel: +27 21 670 1240
Fax: +27 21 670 1220

Johannesburg
17th Floor, The Forum
2 Maude Street
Sandton 2196
South Africa
Tel: +27 11 666 0360
Fax: +27 11 784 6251

c/- Nedbank Treasury
6th Floor Corporate Place
Nedcor Sandton
135 Rivonia Road,
Sandton 2196
South Africa
Tel: +27 11 535 4029
Fax: +27 11 625 7081

c/- ABSA Corporate and
Merchant Bank
ABSA Towers, 1st Floor
180 Commissioner Street
Johannesburg 2001
South Africa
Tel: +27 11 350 8392
Fax: +27 11 350 2519

Switzerland
Geneva
Macquarie Bank
Geneva Representative Office
7, rue du Commerce
CH-1204 Geneva Switzerland
Tel: +41 22 818 7777
Fax: +41 22 818 7676

Taiwan
Taipei
5F., Concord Building,
No. 2, Fusing South Road,
Sec. 1, Taipei, Taiwan 10492
Tel: +886 2 2734 7500
Fax: +886 2 8772 1497

Macquarie (Asia) Pty Ltd
Macquarie Electronics
Taiwan Branch
10Fl-3, No. 120 Gong-Dao Wu Road
Section 2, Hsin-Chu 300, Taiwan
Tel: +886 3 572 3100
Fax: +886 3 572 3101

Thailand
Bangkok
Level 8, Sindhorn Tower 1
130-132 Wireless Road
Bangkok 10330
Thailand
Tel: +662 263 2888
Fax: +662 263 2898

Contact directory continued

United Kingdom
London
Level 30, CityPoint
1 Ropemaker Street
London EC2Y 9HD
United Kingdom
Tel: +44 20 7065 2000
Fax: +44 20 7065 2017

USA
Boston
225 Franklin Street, 26th Floor
Boston, Massachusetts, USA
Tel: +1 617 217 2103

Charleston
Suite B
550 Long Point Road
Mount Pleasant, SC 29464
USA

Chicago
Chicago Macquarie Real Estate Inc.
One North Wacker Drive
9th Floor, Chicago, Illinois, USA
Tel: +1 312 499 8600
Fax: +1 312 499 8686

Irvine
Suite 330
18101 Von Karman Avenue
Irvine, CA 92612, USA
Tel: +1 949 225 4429
Fax: +1 949 225 4439

Houston
Macquarie Bank Limited Representative Office
Macquarie Americas Corporate
Suite 4550, 333 Clay Street
Houston TX 77002, USA
Tel: +1 713 986 3600
Fax: +1 713 986 3210

Jupiter
Medallist Developments
1070 East Indiantown Road
Suite 208, Jupiter, Florida 33477
USA
Tel: +1 561 743 9062
Fax: +1 561 743 2406

Los Angeles
2nd Floor, Suite 205
10100 Santa Monica Boulevard
Los Angeles, CA 90067, USA
Tel: +1 312 499 8500
Fax: +1 312 499 8686

Memphis
Suite 6, 5125 Elmore Road
Memphis, TN 38134, USA
Tel: +1 901 322 7400
Fax: +1 901 322 7402

New York
From August 2005
125 West 55th Street
New York, NY 10019, USA

Level 21
600 Fifth Avenue,
New York, NY 10020, USA
Tel: +1 212 548 6555
Fax: +1 212 399 8929

San Diego
Macquarie Electronics USA Inc.
Suite 366
11440 West Bernard Court
San Diego, CA 92127, USA
Tel: +1 858 207 1096
Fax: +1 858 207 1097

San Francisco
Macquarie Securities (USA) Inc.
San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA 94111, USA
Tel: +1 415 835 1235
Fax: +1 415 835 1236

San Jose
2153 O'Toole Avenue
Suite E
San Jose, CA 95131, USA
Tel: +1 408 965 3860
Fax:+1 408 965 3899

Seattle
Suite 2975, 1420 Fifth Avenue,
Seattle, WA 98101, USA
Tel: +1 206 674 3380
Fax: +1 206 674 3394

Investor Relations
Tel: +61 2 8232 5006
Fax: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com

Registered Office
Level 3, 25 National Circuit
Forrest ACT 2603
Tel: +61 2 6225 3000

Share Registry
Computershare Investor Services Pty Ltd
GPO Box 242
Melbourne VIC 8060
Toll free: 1300 855 080
Tel: +61 3 9415 4000
Fax: +61 2 8234 5050

Designed by emeryfrost Cover photography Stephen Ward


EMAS

This report has been printed on [illegible] Silk, an EMAS certified stock produced by [illegible] Stockstadt mill registration number [illegible]



eTree

Macquarie Bank is proud to be a foundation member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.



Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK
INVESTOR OVERVIEW
YEAR ENDED 31 MARCH 2005



purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

The cover of the Macquarie Bank 2005 Investor Overview shows the Incheon Expressway, a 40km tolled link road between Seoul and Incheon International Airport, in which the Korean Road Infrastructure Fund (KRIF) has a 24 per cent interest. KRIF is a clear example of the success of the Bank's infrastructure and specialised funds in global markets.

Established in 2002 in partnership with the Shinhan Financial Group (SFG), KRIF has raised capital predominantly from Korean institutional investors and has invested into ten Korean infrastructure projects specially designated for private investment.

The year to 31 March 2005 has seen the fund move quickly to secure quality investment opportunities at an early stage of the Korean market's development. The fund's total capital commitments now stand at KRW 1.26 trillion. In the past 12 months, six investments were made with over KRW 800 billion invested or firmly committed.

KRIF is widely considered to be the most active private infrastructure player in the Korean market and has invested or firmly committed more than 95 per cent of its total capital commitments.

KRIF has also created a platform for Macquarie to leverage its global experience in project finance, pioneering the use of non-recourse funding in the Korean market.



Contents

All financial information is for the full year ended 31 March 2005 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half year 30 September).

Key Contacts

Macquarie Bank

Macquarie Bank Limited
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 7780

www.macquarie.com.au

Share Register

Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
Australia

Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): +61 3 6915 5970

www.computershare.com.au

Investor Relations

Level 15
No.1 Martin Place
Sydney NSW 2000
Australia

Email: macquarie.shareholders@macquarie.com

Tel (international): +61 2 8232 5006

Please notify Investor Relations via email if you wish to be added to an email distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at: www.macquarie.com.au/shareholdercentre

Additional Information

Macquarie Bank Group (referred to as Macquarie or the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the latest Annual Review, Financial Report and Result Announcement which are available on the Bank's website or by contacting Investor Relations.

ompany Overview

inancial Highlights

	Year to 31 March 2005	Year to 31 March 2004
ofit after tax attributable to ordinary equity holders ($A million)	823	494
eturn on average ordinary shareholders' funds (per annum)	30.2%	22.3%
asic earnings per ordinary share (A cents)	374.6	233.0
otal assets ($A billion)	49.3	43.8
ier 1 capital ratio	14.4%	16.2%

onsolidated Group Profit

	Year to 31 March 2005 ($A million)	Year to 31 March 2004 ($A million)
otal operating income	3,749	2,465
otal operating expenses	(2,588)	(1,780)
rofit from ordinary activities before income tax	1,161	685
icome tax expense	(280)	(161)
rofit from ordinary activities after income tax	881	524
utside equity interest:		
Macquarie Income Preferred Securities[1]	(28)	–
Other equity holders	(1)	(3)
istributions paid or provided on Macquarie Income Securities[2]	(29)	(27)
rofit after income tax attributable to ordinary equity holders	823	494

acquarie Income Preferred Securities distribution provision (see page 18 for further information)
acquarie Income Securities distribution (see page 18 for further information)

eported Annual Net Profit Attributable to Ordinary Equity Holders
A million
rofit from formation of MGQ



1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Basic earnings per share (EPS) performance
A cents



400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Overview

Macquarie is a diversified international provider of financial and investment banking services, headquartered in Sydney, Australia.

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank, Hill Samuel & Co. In 1985 a banking licence was granted and operations began under the name Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

In Australia, Macquarie is a full service investment bank providing financial market trading and advisory products and services. In the Asia-Pacific region, Macquarie provides a broad range of investment banking services, whilst in the Americas, Europe, Africa and the Middle East the Bank focuses on selected business areas where its expertise provides particular value to clients.

Macquarie has reported successive years of record profits and consistent growth since 1992. Macquarie's approach is characterised by a commitment to the chosen markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.



Corporate Affairs Group
Greg Ward
Equity Markets Group
Ottmar Weiss
Funds Management Group
Ben Bruck
Risk Management Division
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allan Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Central Executive
Risk Management Division
Nick Minogue
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Information Services Division
Nigel Smyth

lacquarie's business activities are organised into six rincipal operating Groups. The concentric nature of ie organisation chart shown here represents the non-ierarchical nature of Macquarie and the role of central isk management. A network of support areas provides ie infrastructure and services that enable the Groups to perate. Further information on each of the Groups is etailed in later sections.

lanagement Approach

lacquarie's strength lies in its unique structure and ianagement approach, which provides businesses vith a balance between operating freedom and controls n risk limits and observance of professional standards. lacquarie's management approach fosters an ntrepreneurial spirit among staff. Strong prudential ianagement is fundamental to this approach. The focus f central management is on risks to the Bank arising from narket and industry forces and issues of medium and ong-term significance. While businesses have significant perating freedom, all activities are encompassed by a obust, independent risk management framework.

)ther elements of Macquarie's philosophy that are nportant are:

ncouraging high ethical and professional standards
ommitment to clients
ommitment to growth
ecruiting, retaining and motivating quality staff
ligning rewards to staff with those of shareholders
trong reporting including financial reporting and isk reporting

isk Management Approach

isk is an integral part of Macquarie's businesses. lanagement of that risk is therefore critical to the Bank's ontinuing profitability. Strong independent prudential ianagement has been a key to Macquarie's success ver many years. Where risk is assumed, it is within a alculated and controlled framework. The main risks faced y Macquarie are market risk, credit risk, liquidity risk, perational risk and legal compliance and documentation isk. Responsibility for these risks lies with the individual usinesses giving rise to them. It is the responsibility f the Risk Management Division to ensure appropriate ssessment and management of these risks within ie Bank.

The principles followed by Macquarie in risk ianagement are:

ndependence – Risk Management Division is independent f the operating areas of the Bank, reporting directly to the lanaging Director and the Board. Risk Management ivision authority is required for risk acceptance decisions.

- Centralised prudential management – Risk Management Division's responsibility covers the whole Bank. Therefore it can assess risks from a Bankwide perspective and ensure a consistent approach across all operating areas.
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division. The Division identifies, quantifies, and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.
- Continuous assessment – Risk Management Division continually reviews risks to account for changes in market circumstances and Macquarie's operating areas.
- Frequent monitoring – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support divisions.

Staff Remuneration

The philosophy underlying the remuneration policy is to align the interests of staff with those of shareholders. Since its inception, Macquarie has had a profit sharing scheme for staff. Profit share is paid out of a bonus pool determined by a formula that is a function of both after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to the Bank's performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards this performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for the Bank's Executive Directors, a significant part of their annual profit share (subject to certain limits) is subject to restrictions including vesting arrangements for up to ten years to encourage long-term commitment to the Bank. Amounts vested but subject to restriction arrangements are only received six months after retiring as an Executive Director if certain disqualifying events have not occurred.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively and in the case of Executive Directors may only be exercised if predetermined performance hurdles in relation to the Bank's average return on ordinary equity are met.

Each component of the remuneration, and the way that remuneration is designed to align staff and shareholder interests over the short and longer term, is described in more detail in the 'Remuneration Approach' section of the Directors' Report in the Bank's 2005 Annual Review.

International Activities

In Australia, Macquarie is a full-service financial institution. Internationally, Macquarie's strategy is to expand selectively, seeking only to enter markets where its particular skills and expertise deliver real advantage to clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

In July 2004, Macquarie successfully completed the acquisition of ING's Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses across Asia. The business has been renamed as Macquarie Securities Asia. There is a particular focus on developing the equity capital markets presence so that it will complement the existing businesses. Macquarie is now positioned to provide a broad range of investment banking services across the Asia Pacific region.

In a number of international markets, Macquarie has established an alliance with a leading local provider, enabling Macquarie to combine its technical expertise and specialist skills with the market presence of a local player. A list of these strategic alliances can be found in Appendix 1 on page 22.

Specialist Funds

Macquarie has established a leading position in specific asset class investor funds (specialist funds). Specialist assets under management total $A46.5 billion. Specialist funds activities are spread across a number of operating Groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utilities and other asset classes), sector-specific property assets (retail, office, industrial, commercial, global opportunity development), private equity and development capital.

Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets. Macquarie believes its experience and expertise in these particular areas give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to shareholders. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the fund invests.

Listed funds by country are:

Australia

- Macquarie Airports (MAP)
- Macquarie Capital Alliance Group (MCQ)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie DDR Trust (MDT) (jointly managed with Developers Diversified Realty Corporation)
- Macquarie Goodman Group (MGQ)[1]
- Macquarie Infrastructure Group (MIG)
- Macquarie Leisure Trust (MLE)
- Macquarie Office Trust (MOF)[2]
- Macquarie Private Capital Group (MPG)
- Macquarie ProLogis Trust (MPR)[3] (jointly managed with ProLogis)
- ConnectEast Group (CEU)
- Diversified Utility and Energy Trusts (DUE) (jointly managed with AMP Capital Investors Ltd)
- Southern Cross FLIERS Trust (SCF)

[1] Macquarie has an 8.6 per cent interest in the stapled securities of MGQ, and various other relationships with MGQ.
[2] MOF has a 100 per cent interest in the Macquarie Park Street Trust (MORPA) that has listed securities on issue in the market.
[3] MPR has a 100 per cent interest in the Macquarie ProLogis Income Trust (MPNCA) that has listed securities on issue in the market.

Domestic and international income
Total operating income (excluding earnings on capital)
$A million


International
Domestic
3500
3000
2500
2000
1500
1000
500
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

International operating income by region
(excluding earnings on capital)
%


Africa
Americas
Asia
Europe
New Zealand
100
80
60
40
20
0
2004
2005

;anada

lacquarie Power Income Fund (MPT)

ISA

lacquarie/First Trust Global Infrastructure/Utilities Dividend . Income Fund (MFD)

lacquarie Infrastructure Company Trust (MIC)

;orea

lacquarie Central Office Corporate Restructuring-REIT ЛСО)

hese funds are described in more detail in the sections ıat follow and in Appendix 2.

Performance of specialist funds

The chart below shows the aggregate accumulated performance of Macquarie's listed funds (it does not include Macquarie Bank) since listing, benchmarked against the S&P/ASX500 Accumulation Index and the MSCI World Index. The funds are weighted by the stock's market capitalisation and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

:acquarie family of listed funds accumulated performance versus the All Ordinaries Accumulation and
;SCI World Accumulation Indices
ıdex
:acquarie Funds[4] Accumulated Performance — MSCI World Index in $A — All Ordinaries Accumulation Index[5] —



Mar 1996
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2003
Sep 2004
Mar 2005

ıdexed to 100 on 31 December 1995

:ocks included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, ;acquarie Goodman Industrial Trust (Macquarie Goodman Group from 2 Feb 2005), Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis ust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Power Income Fund, Macquarie/First Trust Global ıfrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust and Macquarie Central Office Corporate Restructuring REIT.

S.P/ASX 500 from 31/3/2000, All Ordinaries prior to this.

;rowth in specialist funds by sector
.ssets under management
A billion
ıfrastructure □ Property □ Other □



2000
2001
2002
2003
2004
2005

Corporate Finance

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT), property, industrials and financial institutions.

Macquarie has consistently achieved the highest number of top three rankings for completed M&A deals by value over the last decade. In 2004 Macquarie's M&A team advised on over $A50 billion of successfully completed transactions while the equity capital markets team raised over $A6.8 billion in Australian equity and equity-linked securities.

The project finance advisory team continues to be a market leader with Project Finance International ranking Macquarie No.1 in Asia-Pacific and globally for mandates completed in 2004.

The Group manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports, utilities, communications infrastructure and private equity.

The growth in specialist funds continues to be an important part of the Group's strategy. The Group's ability to source and acquire unique assets, has allowed it to develop a number of specialist funds globally. The listed funds have provided investors with solid returns since establishment, achieving a compound annual return of 22.5 per cent[1] for all capital raised.

[1] Based on all capital raised, distributions paid and valuations (market capitalisation) for the Group's listed funds since inception to 31 March 2005.

Macquarie also restructured its private equity division, Macquarie Direct Investment, during the year, resulting in the consolidation of various private equity businesses and their integration into the specialist funds business. This restructure is expected to capitalise on the investment origination capabilities of the Group.

The Group manages major listed specialist funds including:

- Macquarie Infrastructure Group (MIG) – Australian fund investing in toll roads in OECD countries including Highway 407 in Toronto, M6 Toll in the UK, and stakes in major private toll roads in Sydney.
- Macquarie Airports (MAP) – Australian fund investing in international airports. Currently holds stakes in Bristol, Birmingham, Brussels, Copenhagen, Sydney and Rome airports.
- Macquarie Communications Infrastructure Group (MCG) – Australian fund investing in communications infrastructure. Owns 100 per cent of Broadcast Australia and majority owner of ntl:Broadcast in the UK.
- Southern Cross FLIERS Trust (SCF) – fund holding subordinated debt in Sydney Airport.
- Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD) – a US closed end fund focusing primarily on listed infrastructure stocks, established in March 2004.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	51%	50%


51%

Contribution FY 2005

Corporate Finance (including Infrastructure and Specialised Funds)	38%
Macquarie Securities	7%
Financial Products	4%
Macquarie Capital	2%
Total Investment Banking Group	51%

ˈlacquarie Power Income Fund (MPT) – a listed Canadian ɪnd focusing on power generation assets in North ɹmerica. Owns 100 per cent of Cardinal Power in Ontario.

)iversified Utility and Energy Trusts (DUE) – an energy tiiity fund, with stakes in three gas and electricity ıstribution networks in Australia, jointly managed by .MP Capital Investors Ltd and Macquarie.

ˈlacquarie Infrastructure Company Trust (MIC) – a New 'ork Stock Exchange listed fund investing in a diversified oup of infrastructure businesses in the US and other ɔveloped countries.

ˈonnectEast (CEU) – Macquarie was appointed the ɔsponsible entity for the ASX-listed ConnectEast Group /hich will develop, construct and operate the Mitcham-rankston toll road in Melbourne.

ˈlacquarie Capital Alliance Group (MCQ) – Australian fund ɔcusing on co-investment with Macquarie managed ɪnds in any sector excluding property.

ˈlajor unlisted entities managed by the Group include:

ˈlacquarie Essential Assets Partnership – invests primarily ı regulated and utility assets in North America. ıvestments include Altalink (Canada) and the Michigan lectric Transmission Company LLC (US).

ˈlacquarie Global Infrastructure Fund I and II – invests in variety of smaller infrastructure investments globally.

he South Africa Infrastructure Fund and African ıfrastructure Investment Fund – jointly managed with)ld Mutual Asset Managers of South Africa. Both funds ırget equity investments in sub-Saharan Africa.

ˈlacquarie Airports Group – stakes in Bristol, Birmingham, ;ydney and Rome airports.

- Korean Road Infrastructure Fund – jointly managed with Shinhan Bank, invests predominantly in South Korean toll roads and tunnels. Investments include the Kwangju Second Beltway, Daegu-Busan Expressway, Baekyung Tunnel and Machang Bridge.
- Macquarie European Infrastructure Fund – invests in European infrastructure assets. Investments include South East Water in the UK, Arlanda Express in Sweden, Energy Power Resources Limited in the UK, Brussels Airport and the Wales and the West gas distribution business in the UK (subject to financial and customary closing arrangements).
- Japan Infrastructure Group – established as a joint venture between Macquarie Bank and Development Bank of Japan with a mandate to invest in Japanese infrastructure assets. Its initial investment was the acquisition of the Hakone Turnpike, a toll road south-west of Tokyo.
- Macquarie Investment Trusts II, III & IV – invest in private equity.

;taff	1,838
,ctivities	The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, infrastructure and specialised funds, private equity, specialised equipment financing, institutional stockbroking and equities research capabilities.
ocations	Australia, Austria, Canada, China, Germany, Hong Kong, Indonesia, Ireland, Japan, Malaysia, New Zealand, Philippines, Singapore, South Africa, South Korea, Taiwan, Thailand, UK and US.

Financial Products
Macquarie advises on and participates in corporate and project financing transactions where there are a wide range of structuring and accounting issues. The Division uses its technical skills to provide a key competitive advantage in these transactions. The Division also manufactures and distributes a number of retail financial products including the Fusion and Fortress Funds, Australian Forestry product, infrastructure bonds and closed end loan funds in the US.

Leasing and Asset Financing (Macquarie Capital)
At 31 March 2005, the Division's portfolio of loans and leases exceeded $A4 billion across a range of different industries in select international markets. Macquarie provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, water infrastructure, transportation, vendor financing and utility meters.

Macquarie Securities
Macquarie Securities is an Asia Pacific cash equity business, operating globally with equity research analysts, sales and sales trading staff covering over 700 stocks across the region and servicing international investors globally. The business has also benefited from the growing equity capital markets capability of the Group in Asia.

3anking and Property Group

Aacquarie Property
Aacquarie Property encompasses a diverse number of)usiness lines in Australia with growing niche operations iternationally. The major components are property :nance, property investment banking and property unds management.

'roperty Finance
Aacquarie is a leading provider of structured debt, nezzanine and equity funding for property development)rojects. It has funded the development of more than i0,000 residential dwellings over the past 20 years as well :s numerous commercial, retail and industrial projects. Aacquarie has established its property finance business ι the USA and the UK to provide similar development inance solutions using its Australian market experience.

'roperty Investment Banking
Aacquarie's property investment banking business is a narket leader in Australia in wholesale property investment nanagement, capital raising, debt/transaction structuring, najor project financing, property development and asset lisposals. Macquarie owns and manages the award-vinning residential real estate regenerator and developer, Jrban Pacific Ltd, which has over 8,000 residential lots ınder development in Victoria, Queensland, South \ustralia, NSW and Western Australia. In March 2005, Jrban Pacific projects were awarded three National xcellence Awards for urban renewal, masterplanned levelopment and environmental excellence by the Urban Development Institute of Australia.

Macquarie Property has been active internationally since 1994. As part of the business's growth strategy, global strategic joint ventures have been established. Macquarie is senior adviser to the $US308 million Schroder Asian Properties L.P. fund which is currently in its investment realisation phase. Through its associate, First China Property Group, Macquarie Property is also involved in residential property development in China. In mid-2004, a new office was established in Tokyo which has secured over $US100 million in assets under management.

Macquarie's interest in Macquarie Global Property Advisors (MGPA) was established in July 2004. MGPA is a joint venture investment advisory company focused on private equity real estate investment in Europe and Asia. MGPA manages private real estate investment funds on behalf of clients. The funds target attractive risk adjusted returns through the execution of opportunistic investments. Through its network of offices in London, Hong Kong, Tokyo and Seoul, MGPA currently manages $US1.9 billion in assets across Portugal, Spain, the United Kingdom, Belgium, Luxembourg, Germany, France, Hong Kong, Korea, China and Japan. Its managed investments include development and re-development projects, joint-venture investments and real estate operating companies in the office, retail, industrial and residential sectors. MGPA recently launched Macquarie Global Property Fund II, a private investment fund that is pursuing real estate and real estate related assets across Europe and Asia.

In Asia, Macquarie's first foreign listed property trust, the Macquarie Central Office CR-REIT, was listed in Korea in 2004 and has performed strongly since listing.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	22%	13%



22%

Staff	1,040
Activities	The Banking and Property Group encompasses property finance, property funds management, property investment banking, property development and development management, mortgages and securitisation, banking services for businesses and professionals and margin lending. Over $A20.7 billion in property fund assets and $A15.4 billion in residential mortgages is managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation.
Locations	Australia, China, Hong Kong, South Korea, UK, US, Japan, Malaysia and Italy.

Property Investment Management (Australia and North America)
Macquarie Property is also responsible for the sponsorship, creation and on-going management of property investment products. Macquarie (including associates) is the second largest listed property funds manager in Australia (by market capitalisation) with assets under management in Australia, North America and New Zealand. A comprehensive list of funds can be found in Appendix 2.

In February 2005, Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust merged to create Macquarie Goodman Group (MGQ), Australia's largest industrial property group. MGQ is an internally managed, vertically integrated industrial property group managing assets in Australia, New Zealand and Singapore. Macquarie maintains an 8.6 per cent stake in the new Group and a 50 per cent interest in a new joint venture with MGQ to expand industrial REIT management operations in Asia.

Funds managed by Macquarie Property and its joint venture partners acquired $US5.5 billion of property in North America in 2004. Macquarie CountryWide Trust purchased a $US2.8 billion portfolio of shopping centres in the US with joint venture partner, Regency Centers with the acquisition providing strong earnings and diversification benefits to investors.

Macquarie Office Trust acquired the $A1.3 billion Principal America Office Trust in September 2004 with the acquisition delivering strong distribution growth to investors.

Macquarie Capital Partners is Macquarie's global real estate investment banking joint venture which conducts specialist wholesale equity raising activities and advisory services in both North America and Europe.

Macquarie is also involved in the development of residential lifestyle communities through Medallist Developments – a joint venture with Greg Norman's Great White Shark Enterprises.

Mortgages and Securitisation
Mortgages and Securitisation specialises in mortgage funding through securitisation and is one of Australia's largest issuers of mortgage backed securities into domestic and international markets. Macquarie has businesses currently operating in Australia and the United States and expects to commence activities in Italy soon.

The Australian business has continued to increase market share and manages a loan portfolio approaching $A15 billion. The US operation has expanded into 23 states and continues to influence the development and growth of the home equity mortgage market. The Italian mortgage business is expected to commence operations in May 2005.

Margin Lending
Macquarie provides a range of margin lending and protected lending products throughout Australia and New Zealand. The business distributes through a broad range of financial planners, advisers and brokers.

Banking
Banking specialises in providing innovative banking services to successful professional firms and businesses within the small to medium enterprise (SME) market. Specific industries include real estate, strata management, accounting, financial planning, insurance broking, pharmacy, veterinary and law.

In response to growing customer demand the Division recently opened new offices in Parramatta and Newcastle in addition to the main offices in Sydney, Melbourne, Brisbane, Adelaide and Perth.

The Business provides a full range of business banking services including cashflow lending, wealth creation strategies for business owners, succession planning, and specialised deposit services. In response to market demand, it recently introduced Macquarie ONE, a sophisticated loan offering for real estate investors, and Macquarie Premium Funding, a product enabling businesses to spread their insurance costs over a 12 month period.

Treasury and Commodities Group

Metals and Energy Capital
The Metals and Energy Capital Division provides equity and debt finance as well as structured hedging facilities to the global metals and energy sectors. Operating on a 24-hour basis, the Division is also a price-maker to the professional market in base and precious metals and is a principal provider of liquidity in the Asian time zone. The Division is an associate broker clearing member of the London Metal Exchange and a full member of the London Bullion Market Association.

Foreign Exchange
The Foreign Exchange Division provides 24-hour interbank price-making services in all currency pairs based from one central dealing room in Sydney. The Division also provides services across all of these currencies and tailor made products to corporates and institutions in Australia and globally. It also maintains an active internet currency trading platform servicing the Japanese retail trading market.

Energy Markets
The Energy Markets Division operating in London, Sydney, Houston and New York provides risk management and financing solutions to a broad customer base across the energy sector. Customers include producers, refiners, airlines and shipping companies. Global energy products traded include crude oil, fuel oil, heating oil, gasoline, distillates (gas oil and jet fuel), naptha and North American natural gas.

Debt Markets
The Debt Markets Division arranges and places debt for clients, providing primary and secondary market liquidity in government inflation-linked, corporate, global and asset-backed securities. The Division also provides risk management solutions through structured securities and derivative based products relating to credit and interest rate risk. The Division is a market leader in Australia in the securitisation of mortgages and other homogenous asset pools and seeks to develop new and more effective securitisation techniques to provide funding, capital and risk management solutions.

Agricultural Commodities
The Agricultural Commodities Division provides finance, tailored risk management and selected physical commodity solutions to a global client base across the agricultural industry. The Division operates internationally, providing services covering commodities such as wheat, cotton, soy complex, sugar, cocoa and coffee and also offers commodity index products.

Futures
The Futures Division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The Division is a leading provider of these services in the Australian market. It makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions including direct market access and straight through processing.

Treasury
The Treasury Division conservatively manages the funding, liquidity and interest rate risk of the Bank and is an active participant in global funding markets. The Division also maintains the Bank's relationships with international rating agencies.

Economic Research
Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie. The Division regularly provides tailored research and advice addressing the specific needs of a broad range of institutional and retail clients.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	13%	17%


13%

Staff	390
Activities	The Treasury and Commodities Group's activities include trading in a broad range of financial markets including commodities, futures, debt and foreign exchange. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows.
Locations	Australia, Brazil, Hong Kong, South Africa, South Korea, UK and US.

Equity Markets Group

Australia
Macquarie remains the leading issuer of equity warrants on the ASX. The business also offers a range of innovative unlisted equity-based products to retail, corporate and institutional investors as well as being a principal trader in listed securities.

Brazil
Macquarie primarily issues equity structured products to Brazilian pension funds and other institutional and retail investors.

Hong Kong
Macquarie is one of the leading issuers of warrants over Hong Kong stocks, a leading exchange-traded-option market maker and a leading market issuer of unlisted equity notes. Macquarie has also successfully introduced a number of innovative listed and unlisted products to the Hong Kong market, with the sale of these structured products proving very successful.

Japan
Macquarie has an alliance with Mizuho Securities focusing predominantly on product issuance and structured deal activities.

Singapore
Macquarie commenced issuing warrants over Singapore listed stocks in December 2004.

South Korea
The Group's business alliance with Woori Bank, one of Korea's largest banking and financial groups, is a leading local market player in structured equity products. Macquarie also conducts arbitrage trading over Korean stocks.

South Africa
Macquarie has an equity derivatives venture with Nedbank Limited, one of the leading commercial banks in South Africa. This business focuses predominantly on South African trading, product issuance and structured deal activities.

US and Europe
This business is responsible for management of market risk on derivatives sold over US and European markets, primarily to Asian customers. It also conducts arbitrage trading across these markets. In April 2005 some staff were relocated to New York.

International Structuring
International Structuring focuses on structured equity solutions across all the markets that Equity Markets Group operates in. It has staff in Sydney, London and Munich.

Hedge Funds
The Group's hedge fund business offers clients a range of products:

- Single strategy fund exposure is available directly via the Macquarie Newton Specialist Funds, which allows investors to invest in absolute return strategies. These funds are being marketed directly to retail and wholesale customers and to both domestic investors and international fund of hedge fund managers.
- Fund of fund exposure is offered via Macquarie Equinox, a retail product offering exposure to hedge fund strategies with capital protection at maturity.
- Fund Risk products are offered to hedge fund managers, allowing them to tailor their products for the retail market by offering features such as capital protection.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	9%	14%


9%

Staff	283
Activities	Equity Markets Group undertakes the Bank's equity derivatives activities. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients globally and also operates the Bank's equity finance and hedge fund operations.
Locations	Australia, Brazil, Germany, Hong Kong, Japan, Singapore, South Korea, South Africa, UK and US.

The Group consists of two key Australian-based divisions, Macquarie Adviser Services and Macquarie Financial Services, which together service over 600,000 clients. In addition, the Group has a team focused on exploring other international investment and product distribution opportunities.

Macquarie Adviser Services (MAS)
MAS manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation. This includes the $A10.6 billion Macquarie Cash Management Trust, the leading cash trust in the Australian market and the Macquarie Wrap administration service which has $A14.1 billion in funds under administration.

In 2005 MAS introduced a third party managed fund distribution business with the launch of "The Professional Series" which combines MAS's expertise in fund administration, distribution, marketing and service with the specialist investment skills of a select number of global and domestic fund managers.

In both the 2003 and 2004 ASSIRT Service Level Surveys of more than 700 financial planners, MAS was ranked first in both the "Best Master Trust/Wrap Provider" and "Best Fund Manager" categories, the first time the same organisation has won the two major categories in consecutive years. In addition, Macquarie was awarded Superannuation Manager of the Year in 2004 by Investorweb Research for the third consecutive year.

Macquarie Financial Services (MFS)
MFS maintains direct relationships with approximately 210,000 clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management
- retail treasury and commodities service

MFS's stockbroking business is one of Australia's leading full-service stockbrokers and during 2003 and 2004 the division grew its adviser base as well as its client numbers. MFS has significantly expanded its client offerings with the acquisition of the PricewaterhouseCoopers wealth management business in New Zealand and a 49 per cent shareholding in Brook Asset Management, one of New Zealand's largest fund managers. MFS has also expanded its international share trading capabilities with clients now being able to access 25 stock exchanges globally.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	4%	5%


4%

Staff	1,104
Activities	The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand. Services include the distribution of the Cash Management Trust, Wrap and superannuation administration platforms, relationship management for 15,000 independent financial advisers throughout Australia, as well as stockbroking, private banking and wealth management. The Group is now benefiting from four years of investment and a diversification of its business to include the manufacture of managed funds and the distribution of third party funds.
Locations	Australia and New Zealand.

Macquarie Funds Management is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporates, financial advisers, platforms and retail clients in Australia and South Korea.

Macquarie Funds Management is a full-service manager, offering investment solutions across all major asset classes. Within each asset class, clients are able to access a range of investment styles across the full risk spectrum.

Macquarie Funds Management is noted for its client focus, disciplined investment process and product innovation, which includes:

Style Neutral Equities – the Australian equities style neutral funds cover the full range of active risk levels and offer consistent returns above benchmark.

True Indexing™ – a unique offer from Macquarie providing exact index returns for no management fees. Macquarie currently offers this over Australian equities, listed property trusts, cash, Australian fixed interest and global fixed interest.

Alternative Investments – a market leader of innovative private equity solutions, including the Macquarie Private Capital Group, with products available to both the institutional and retail markets.

Currency – management of currency exposures via both dynamic and static currency hedging. The Active Currency Fund has gained strong support from international and Australian clients looking for alternative sources of return enhancement.

Asia

Macquarie Funds Management has been an active participant in Asia for several years.

In South Korea, Macquarie – IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments. In Malaysia, Macquarie Funds Management recently sold out of its joint venture with AmMerchant Bank Berhad.

Utilising its experience in Asia, Macquarie Funds Management is looking at providing several innovative Asian investment funds to Australian clients. An Asian listed property fund and an Asian private equity fund are anticipated to be launched in the first half of this financial year.

Contribution to profit based on internal management accounts before tax and profit share	Full year to 31 March 2005	Full year to 31 March 2004
	1%	2%


1%

Staff	167
Activities	The Group is the primary manufacturer of Macquarie managed funds. It manages funds across the full spectrum of asset classes with $A42.0 billion in assets under management at 31 March 2005. The Group markets its products in Australia and internationally.
Locations	Australia and South Korea.

Financial Summary since listing

Macquarie Bank Limited and its Controlled Entities

The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

	Years ended 31 March									
	1996	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Financial performance ($A million)										
Total income from ordinary activities [1]	435	530	665	815	1,186	1,472	1,600	1,890	2,465	3,749
Total expenses from ordinary activities [1]	336	392	498	597	885	1,147	1,245	1,430	1,780	2,588
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	685	1,161
Income tax expense	6	21	26	53	79	53	76	96	161	280
Profit from ordinary activities	93	117	141	165	222	272	279	364	524	881
Macquarie Income Preferred Securities	–	–	–	–	–	–	–	–	–	28
Outside equity interest	–	–	–	–	–	(1)	–	3	3	1
Macquarie Income Securities distributions	–	–	–	–	12	31	29	28	27	29
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	494	823
Financial position ($A million)										
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462	43,771	49,313
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877	40,938	44,881
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	2,833	4,431
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361	19,771
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,777	16,463
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	61	42
Share information										
Cash dividends per share (cents per share)										
Interim	–	18	21	30	34	41	41	41	52	61
Final	34.7 [2]	25	30	38	52	52	52	52	70	100
Special	–	–	–	–	–	–	–	50	–	40
Total	34.7 [2]	43	51	68	86	93	93	143	122	201
Basic earnings per share (cents per share)	61.0 [2]	74.9	88.1	101.3	124.3	138.9	132.8	164.8	233.0	374.6
Share price at end of period ($A)	5.78 [2]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80	48.03
Ordinary share capital (million shares) [3]	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9	223.7
Market capitalisation at end of period (fully paid ordinary shares) ($A million)	832 [4]	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729	10,744
Ratios (%)										
Return on average ordinary shareholders' funds	23.1	25.2	26.1	26.8	28.1	27.1	18.7	18.0	22.3	30.2
Payout ratio	61.0	60.5	57.9	67.2	70.0	67.5	73.6	87.4 [6]	53.2	54.3
Tier 1 ratio	11.8	12.9	11.7	13.0	14.5	12.9	17.8	19.0	16.2	14.4
Capital adequacy ratio	15.4	13.2	16.4	17.3	18.4	16.0	19.4	21.4	19.9	21.2
Impaired assets as % of loan assets	2.3	1.7	0.4	1.1	0.3	0.4	0.5	0.2	0.6	0.3
Net loan losses as % of loan assets	0.0	0.0	0.0	0.1	0.1	0.1	0.2	0.0	0.3	0.2
Assets under management ($A billion)										
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	21.5	39.9
Unlisted										
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.4	14.8
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	27.7	34.2
Total assets under management	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6	88.9
Staff numbers [5]	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,839	5,716	6,556

[1] Statutory income and expenses. Not adjusted for businesses held for resale.
[2] Adjusted for June 1996 bonus issue.
[3] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
[4] Based on unadjusted share price of $6.00.
[5] Includes both permanent staff (full time, part time and fixed terms) and contractors (including consultants and secondees).
[6] Includes special dividend. The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

Shareholder Base

The Bank's ordinary shares have been quoted on the Australian Stock Exchange since 29 July 1996. The Bank now has a broad shareholder base with about 40 per cent of issued capital held by Australian investment institutions and about 25 per cent by international institutions. On 31 March 2005 there were approximately 44,000 ordinary shareholders. Staff held approximately 4.5 per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 31 March 2005 was $A10.7 billion.

Ordinary Dividends

The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings, and it is expected that dividends in the near term will be at least 80 per cent franked. Recent dividends have been franked to 90 per cent. A special dividend of 40 cents per share has been declared for the 2005 Year in recognition of the significant profit recognised on the Bank's holding in Macquarie Goodman Management Limited on its merger with the Macquarie Goodman Industrial Trust.

Dividends to Ordinary Shareholders

	2005 Financial Year		
	Interim	Final	Full Year
Ordinary (cents per share)	61	100	161
Special (cents per share)	–	40	40

The Bank also provides ordinary shareholders resident in Australia and New Zealand with access to a Dividend Reinvestment Plan (DRP). The DRP provides these investors with the choice of applying dividends from their ordinary shares to acquire new fully paid shares rather than receiving cash. No brokerage is incurred.

Macquarie Income Securities (MIS): ASX Code MBLHB

The MIS were issued in 1999 with a face value of $A100 each. There are four million MIS on issue which pay distributions quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. For detailed terms and conditions refer to the MIS prospectus which is available at www.macquarie.com.au/shareholdercentre.

Macquarie Income Preferred Securities (MIPS)

MIPS are Tier 1 eligible hybrid securities issued by a special purpose partnership controlled by entities within the Macquarie Bank Group. MIPS were issued in September 2004 with a face value of £50,000 each.

There are 7,000 securities on issue which pay a distribution semiannually in arrears at 6.177 per cent per annum and are perpetual in nature. MIPS are quoted on the Luxembourg Stock Exchange. Distributions are subject to certain conditions. For detailed terms and conditions refer to the Preferred Security Offering Circular which is available at www.macquarie.com.au/shareholdercentre.

Index Participation: ASX code MBL

Macquarie Bank's fully paid ordinary shares are represented in various stock exchange indices, including:

- All Ordinaries Index
- S&P/ASX 50, 100, 200 and 300
- S&P Global 1200
- FT International Australia
- MSCI Australia, MSCI Asia-Pacific and MSCI World
- Dow Jones World Index.

Ratings
at 31 March 2005

	Short term	Long term	Outlook
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poor's	A1	A	Stable

Macquarie Bank monthly share price and volume since listing



Monthly volume in million
Volume
Price
Month end share price $A
50
40
30
20
10
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005

Data commences 29 July 1996

Shareholder calendar 2005

2005	Event
15 January	MIS distribution
18 February	Operational briefing
31 March	Full year financial year end
15 April	MIS distribution; MIPS distribution
17 May	Full-year result announcement
23 May	Ordinary shares trade ex-dividend
27 May	Record date for ordinary final dividend
1 July	Payment of ordinary final dividend
15 July	MIS distribution
28 July	2005 Annual General Meeting
30 September	First half financial year end
15 October	MIS distribution; MIPS distribution
15 November	Half-year result announcement
21 November	Ordinary shares trade ex-dividend
25 November	Record date for ordinary interim dividend
16 December	Payment of ordinary interim dividend

Directory

Senior Management

		Date joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Treasury and Commodities Group Head	Andrew Downe	1985
Banking and Property Group Head	Bill Moss	1984
Equity Markets Group Head	Ottmar Weiss	1986
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	Ben Bruck	1989
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Risk Management Division Head	Nick Minogue	1993
Information Services Division Head	Nigel Smyth	1999
Deputy Chairman and Investment Banking Group Executive Director	Mark Johnson	1987

Analysts

The following analysts[1] produce reports on Macquarie Bank and can be contacted directly for further information:

Company	Analyst	Contact Number	E-mail
ABN Amro	Jonathan Reoch	+61 2 8259 5838	jonathan.reoch@au.abnamro.com
Aegis	Peter Rae	+61 2 8296 1151	peter.rae@aer.com.au
CSFB	Nick Selvaratnam	+61 2 8205 4105	nick.selvaratnam@csfb.com
Capital Partners	Gerald Stack	+61 2 8274 5901	gstack@capitalpartners.com.au
Citigroup	Craig Williams	+61 3 8643 9765	craig.williams@citigroup.com
Deutsche Bank	Ross Brown	+61 2 9258 2619	ross.brown@db.com
Goldman Sachs JB Were	James Freeman	+61 3 9679 1078	james.freeman@gsjbw.com
JP Morgan	Brian Johnson	+61 2 9220 1605	brian.d.johnson@jpmorgan.com
Morgan Stanley	Hugh Maxwell-Davis	+61 3 9256 8932	hughmaxwell-davis@morganstanley.com
UBS	Jeff Emmanuel	+61 2 9324 3862	jeff.emmanuel@ubs.com
Wilson HTM	Andrew Hills	+61 2 8247 6670	andrew.hills@wilsonhtm.com.au

As at 31 March 2005

Country/Alliance	Macquarie Operating Group	Description
Canada		
Scotia Capital Inc.	Investment Banking Group	Sharing of research and collaboration on specific projects
China		
First China Property Group Ltd	Banking & Property Group	Joint venture with Schroders Asian Properties L.P. to undertake residential property development, funds management and project and investment consulting activities in Shanghai
Tianjin Macquarie Property Development Management Company Ltd	Banking & Property Group	Foreign investment into residential housing developments
Hong Kong		
Macquarie Goodman Group Asia	Banking & Property Group	Creating an industrial REIT management company in Asia
Japan		
Mizuho Securities	Equity Markets Group	Full range of derivatives activities
Mizuho Securities	Investment Banking Group	Sharing of research and collaboration on specific projects
Development Bank of Japan	Investment Banking Group	Infrastructure funds management, specifically the management of the Japan Infrastructure Group
Matsui Securities	Treasury & Commodities	Foreign Exchange Division provides 24 hour product and pricing to Matsui's retail customer base
Korea		
IMM Asset Management	Funds Management Group	Wholesale and retail funds management
Shinhan Financial Group Co. Ltd	Investment Banking Group	Financial advisory, project finance advisory, infrastructure management and specialised funds
Kookmin Bank	Treasury & Commodities	Treasury derivatives expertise and technology
Woori Bank	Equity Markets Group	Full range of equity derivatives activities
South Africa		
Nedbank Ltd	Equity Markets Group	Full range of equity derivatives activities
Old Mutual Asset Managers	Investment Banking Group	Infrastructure funds management, including the management of the South Africa Infrastructure Fund and African Infrastructure Investment Fund
ABSA Bank Ltd (Corporate and Merchant Banking)	Treasury & Commodities	Debt origination, securitisation, asset-backed commercial paper programs
Nedcor Securities	Investment Banking Group	Sharing of research and collaboration on specific projects

Country/Alliance	Macquarie Operating Group	Description
Thailand		
TMB Macquarie Securities	Investment Banking Group	Joint venture with Thai Military Bank focused on stockbroking, equity research, equity capital markets, corporate finance and infrastruture funds management.
United Arab Emirates		
Abu Dhabi Commercial Bank	Treasury & Commodities	Treasury and commodities derivatives expertise and technology
United Kingdom		
Royal Bank of Scotland	Treasury & Commodities	Commodity derivatives expertise and technology
Macquarie Global Property Advisors	Banking & Property Group	A joint venture investment advisory company focused on private equity real estate opportunities in Europe and Asia
United States		
Medallist Developments	Banking & Property Group	Golf course-based residential property development joint venture with Greg Norman's Great White Shark Enterprises
Macquarie Capital Partners LLC	Banking & Property Group	A global real estate investment banking partnership
Macquarie ProLogis Management	Banking & Property Group	A joint venture between Macquarie and ProLogis to manage the ASX-listed Macquarie ProLogis Trust, which invests in industrial property in the US
Macquarie CountryWide – Regency LLC	Banking & Property Group	A joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in, US neighbourhood shopping centre assets
Macquarie DDR Management	Banking & Property Group	A joint venture between Macquarie and Developers Diversified Realty to manage the ASX-listed Macquarie DDR Trust, which invests in US community retail shopping and power centre assets
Archstone Smith	Banking & Property Group	A strategic alliance to explore investment opportunities in the US market and capital raising opportunities in the Australian market

Appendix 2
Assets Under Management

Fund	Ownership of management company [1] (%)	Listing Date
Specialist funds Infrastructure		
ConnectEast Group	100	Nov 04
Diversified Utility and Energy Trusts	50	Aug 04
Hills Motorway [3]	100	Dec 94
Horizon [4]	100	Jan 00
Macquarie Airports [5]	100	Apr 02
Macquarie Communications Infrastructure Group	100	Aug 02
Macquarie Infrastructure Company	100	Dec 04
Macquarie Infrastructure Group	100	Dec 96
Macquarie Power Income Fund	100	Apr 04
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund [6]	100	Mar 04
Southern Cross FLIERS	100	Aug 02
Total Listed Infrastructure		
Global Infrastructure Funds (A-D)	100	Unlisted
Korean Road Infrastructure Fund	50	Unlisted
Macquarie Airports Group [5]	100	Unlisted
Macquarie Essential Assets Partnership	100	Unlisted
Macquarie European Infrastructure Fund	100	Unlisted
Other Unlisted Infrastructure Funds		
Total Unlisted Infrastructure		
Total Infrastructure		
Property		
Macquarie CountryWide	100	Nov 95
Macquarie DDR	50	Nov 03
Macquarie Goodman Group	9	Feb 05
Macquarie Goodman Property Trust	9	Jun 99
Macquarie Leisure	100	Jul 98
Macquarie Office	100	Nov 93
Macquarie ProLogis	50	Jun 02
MCO CR-REIT	100	Jan 04
Total Listed Property		
Total Unlisted Property		
Total Property		
Other		
Total Specialist Funds		
Funds Management and Financial Services		
Retail		
Wholesale		
AmInvestment Services Bhd/ AMInvestment Management Sdn Bhd	30	
Macquarie-IMM Investment Mgt Co. Ltd	65	
Macquarie Funds Management	100	
Total Funds Management and Financial Services		
Total Assets Under Management		

Where Macquarie's ownership of the fund manager is less than 100%, the assets under management (AUM) shown in the table reflect Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the AUM shown above will be equivalent to 50% of the total assets of the fund.
MBL Group holding shows the percentage of Macquarie's equity investment in the fund as at 31 March 2005.
Funds management rights of Hills Motorway Trust were sold in July 2004.
Horizon Energy Investment Group sold its only investment (a 25% interest in Loy Yang Power) on 8 April 2004, and was delisted on 29 April 2004.
Since May 2004, Macquarie Airports Group (MAG) has been consolidated into Macquarie Airports (MAp) with MAp having a controlling interest (61.6%) in MAG.
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund is advised by First Trust Advisors LP, and is sub-advised by Macquarie Infrastructure Fund Advisor, LLC (MIFA) and Four Corners Capital Management LLC (Four Corners). MIFA and Four Corners are both members of the Macquarie Group.

ASX Code	MBL Group holding 31 March 2005 [2] (%)	Assets under management as at Mar 05 ($m)	Sep 04 ($m)	Mar 04 ($m)
CEU	–	1,087	–	–
DUE	5	2,815	1,653	–
HLY	–	–	–	963
HRZ	–	–	–	32
MAP	12	5,679	3,608	2,026
MCG	13	4,713	997	990
Listed on NYSE	9	1,470	–	–
MIG	<1	12,152	11,451	10,401
Listed on TSX	–	248	255	–
Listed on NYSE	–	363	304	233
SCF	–	611	611	611
		29,138	**18,879**	**15,256**
	–	245	304	254
	6	749	337	203
	–	–	–	1,025
	7	140	131	71
	6	618	257	–
		359	290	255
		2,111	**1,319**	**1,808**
		31,249	**20,198**	**17,064**
MCW	8	4,280	1,638	1,380
MDT	–	1,242	861	506
MGQ	9	349	1,618	1,485
Listed on NZP	–	43	64	68
MLE	5	303	221	191
MOF	4	3,441	3,325	1,896
MPR	–	857	760	568
Listed on KSE	12	212	191	183
		10,727	**8,678**	**6,277**
		2,411	**2,291**	**1,137**
		13,138	**10,969**	**7,414**
		2,074	2,071	1,521
		46,461	**33,238**	**25,999**
		13,248	12,841	12,189
		–	640	540
		3,534	3,181	2,187
		25,663	24,512	12,674
		42,445	**41,174**	**36,590**
		88,906	**74,412**	**62,589**

Selected Funds – Base and Performance Fee Basis

Banking and Property Group

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie CountryWide Trust (MCW)	0.45% pa	Of total assets of the Trust up to $A700 million	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	0.40% pa	Of total assets of the Trust over $A700 million		
Macquarie Leisure Trust (MLE)	0.25% pa	Of total assets of the Trust	Calculated six monthly, payable two months in arrears	Amount available for distribution to unitholders
Macquarie Office Trust (MOF)	0.45% pa	Of total assets of the Trust up to $A1 billion	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	0.40% pa	Of total assets of the Trust over $A1 billion		
Macquarie ProLogis Trust (MPR)	0.45% pa	Total assets of the consolidated entity's interest in fair market value of the properties in the US partnership and any other Trust assets	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
Retail Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in the Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/ underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	3.5% of the distributable amount for the distribution period (before deduction of the management fee and incentive fee)		Six months	N/A
Office Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in the Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any underperformance in prior periods must be earned back before a performance fee becomes due.
S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares), or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due.

Banking and Property Group continued

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie DDR Trust (MDT)	0.45% pa	Total assets of the Trust Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets	Six monthly, quarterly payment on account	Trust performance measured every six months compared with benchmark performance
Macquarie Park Street Trust (MORPA)	0.45% pa 0.40% pa	Of total assets of the Trust up to $A1 billion Of total assets of the Trust over $A1 billion As the total assets of the Trust's parent, MOF, exceeds $A1 billion, the base fee determined by the Trust is calculated at 0.40% per annum on its own assets	Six monthly with quarterly payment on account	N/A
Macquarie ProLogis Income Trust (MPNCA)	0.45% pa	Of the fair value of the Trust assets. However, to the extent that base management fees have already been paid with respect to these assets elsewhere in the MPR group, the fees are not claimed again	Six monthly with quarterly payment on account	N/A

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares), or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A

Appendix 3
Selected Funds – Base and Performance Fee Basis continued

Investment Banking Group Funds

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie Airports (MAP)	1.50% pa	Of the first $A500 million of the Net Investment Value (NIV)[1]	Quarterly in arrears in cash	Outperformance of the benchmark
	1.25% pa	Of the next $A500 million of NIV		
	1.00% pa	In excess of $A1 billion of NIV		
Macquarie Communications Infrastructure Group (MCG)	1.50% pa	Of the first $A500 million of NIV	Quarterly in arrears in cash	Outperformance of the benchmark
	1.25% pa	Of the next $A500 million of NIV		
	1.00% pa	In excess of $A1 billion of NIV		
Macquarie Infrastructure Group (MIG)	1.25% pa	Of the first $A3 billion of net market value		Outperformance of the benchmark
	1.00% pa	In excess of $A3 billion of net market value		

[1] NIV for any quarter equals: average market capitalisation over the last 15 trading days of the quarter; plus amount of any external borrowings at the end of the quarter; plus amount of any firm commitments to make further investments at the end of the quarter; less cash balances at the end of the quarter.

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
MSCI World Transportation Infrastructure Index	20% of outperformance	At the discretion of the independent directors	Six monthly in arrears	Amounts invested in Macquarie Airports Group (MAG) are deducted from NIV to ensure no doubling up on base fees between MAP and MAG. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
S&P/ASX 200 Industrials Accumulation Index	20% of outperformance	Scrip, subject to six months notice of any variation	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
S&P/ASX 300 Industrials Accumulation Index	15% of outperformance	At the discretion of the independent directors	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued outperformance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

Selected Funds – Base and Performance Fee Basis continued

Investment Banking Group Funds continued

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)	Macquarie earns advisory fees of 0.60% pa of all assets within the core portfolio; an additional 0.60% pa of all unlisted assets within the portfolio; and a further 0.05% pa on total assets over $US250 million	N/A	Quarterly in arrears	N/A
Macquarie Power Income Fund (MPT)	$C675,000 pa CPI adjusted plus negotiable increment for further asset acquisitions	N/A	Monthly in arrears	Distributable cash per unit exceeds forecasts
Southern Cross FLIERS Trust (SCF)	$A400,000 pa CPI adjusted	N/A	Quarterly in arrears in cash	N/A
Diversified Utility and Energy Trusts (DUE)	1.00%	Of NIV	Quarterly in arrears in cash	Outperformance of the benchmark

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
N/A	N/A	N/A	N/A	N/A
2004 forecast contained in Prospectus	25% excess distributable cash	Cash	Annual	N/A
N/A	N/A	N/A	N/A	N/A
S&P/ASX200 Industrials Accumulation Index	20% of outperformance	At the discretion of the independent directors	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

Investment Banking Group Funds continued

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie Infrastructure Company (MIC)	1.50% pa	Of the first $US500 million of NIV	Quarterly in arrears in cash	Outperformance of the benchmark
	1.25% pa	Of the next $US1 billion of NIV		
	1.00% pa	In excess of $US1.5 billion of NIV		
Macquarie Capital Alliance Group (MCQ)	1.50% pa	Of NIV	Quarterly in arrears in cash or can be reinvested in scrip	Outperformance of the benchmark

Funds Management Group Funds

Fund	Base fees %	Basis	Payable	Performance fees Criteria
Macquarie Private Capital Group (MPG)	1.00% pa	On net assets of the Group up to $A30 million. Then steps down to 0.8% pa up to $A600 million, and 0.6% pa on net assets above $A600 million	Calculated monthly, paid quarterly in arrears	Group performance measured every year compared with benchmark performance

ꞏenchmark	Value of fee	Scrip/cash	Period	Other conditions
Veighted average ꞏf the MSCI US IMI/ Jtilities Index and the ASCI Europe Utilities ndex (in US dollars)	20% of outperformance	Cash	Quarterly in arrears	The portion of fees received by other Macquarie entities for MCG and South East Water, in relation to MIC's holding of these assets, are deducted from the MIC base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
ꞏ&P/ASX200 ꞏccumulation Index	20% of outperformance	Cash	Quarterly in arrears	If the return is less than the benchmark return in any period, the amount of the deficit is carried forward.
ꞏ0% pa	20% of total increase in unitholder value from outperformance	Cash or stapled securities in MPG at Manager's discretion	Annual	Underperformance has to be made up in subsequent years but performance fee arrangement will be re-set every four years.

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Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK LIMITED ACN 008 583 542

(then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

The cover of the Macquarie Bank 2005 Result Announcement shows the Incheon Expressway, a 40km tolled link road between Seoul and Incheon International Airport, in which the Korean Road Infrastructure Fund (KRIF) has a 24 per cent interest. KRIF is a clear example of the success of the Bank's infrastructure and specialised funds in global markets.

Established in 2002 in partnership with the Shinhan Financial Group (SFG), KRIF has raised capital predominantly from Korean institutional investors and has invested into ten Korean infrastructure projects specially designated for private investment.

The year to 31 March 2005 has seen the fund move quickly to secure quality investment opportunities at an early stage of the Korean market's development. The fund's total capital commitments now stand at KRW 1.26 trillion. In the past 12 months, six investments were made with over KRW 800 billion invested or firmly committed.

KRIF is widely considered to be the most active private infrastructure player in the Korean market and has invested or firmly committed more than 95 per cent of its total capital commitments.

KRIF has also created a platform for Macquarie to leverage its global experience in project finance, pioneering the use of non-recourse funding in the Korean market.



1.1 Profitability

	Half year to			Full year to		
	Mar 05	Sep 04	Movement on	**Mar 05**	Mar 04	Movement on
	$m	$m	%	**$m**	$m	%
High Level Profit and Loss						
Total operating income[1]	**2,278**	1,377	65	**3,655**	2,380	54
Total operating expenses[1]	**(1,522)**	(972)	57	**(2,494)**	(1,695)	47
Profit from ordinary activities before income tax	**756**	405	87	**1,161**	685	69
Income tax expense	**(175)**	(105)	67	**(280)**	(161)	74
Profit from ordinary activities after income tax	**581**	300	94	**881**	524	68
Outside equity interest						
Macquarie Income Preferred Securities	**(27)**	(1)	large	**(28)**	–	large
Other equity holders	**-**	(1)	(100)	**(1)**	(3)	(67)
Distributions paid or provided on Macquarie Income Securities	**(15)**	(14)	7	**(29)**	(27)	7
Profit after income tax attributable to MBL ordinary equity holders	**539**	284	**90**	**823**	494	67
	%	%		**%**	%	
Expense/income ratio[1]	**66.8**	70.6		**68.2**	71.2	
	Cents per share			Cents per share		
Earnings Per Share						
Basic earnings per share	**242.8**	130.6	86	**374.6**	233.0	61
Diluted earnings per share	**233.5**	128.7	81	**364.2**	229.3	59
	%	%		**%**	%	
Return on equity (refer glossary)	**36.7**	22.6		**30.2**	22.3	

[1] Operating income and operating expenses throughout this report, with the exception of the Ten Year Summary in section 6, have been adjusted for businesses held for resale as set out in section 2.5.

ʼrofit after income tax attributable to ordinary equity holders
million year ended 31 March
ʼrofit from formation of MGQ □



2000
2001
2002
2003
2004
2005

Macquarie's consolidated profit after income tax attributable to its ordinary equity holders for the year ended 31 March 2005 was $823 million, an increase of 67% on the prior year. After adjusting for the $91 million after tax profit from the formation of Macquarie Goodman Group (MGQ) in February 2005, the increase on the prior year is 48%. As shown in the graph to the left, the 2005 result continues a succession of record profits for Macquarie.

Total operating income for the twelve months to 31 March 2005 increased 54% over the prior year to $3,655 million, with growth across all income categories. International income is up significantly to $1,273 million, an increase of 83% on the prior year. International income represented 37% of total operating income (excluding earnings on capital) for the twelve months to 31 March 2005.

The expense to income ratio improved from 71.2% to 68.2% despite the addition of 447 staff from the acquisition of the ING cash equities sales business in Asia (now Macquarie Securities Asia) in March 2004. After adjusting for the net impact of the profit from the formation of MGQ, the expense to income ratio has still improved from last year to 69.2%.

Return on equity for the year was 30.2%, up from 22.3% in the prior year, and basic earnings per share is up 61% from 233.0 cents for the prior year to 374.6 cents.

The contribution by operating Groups is discussed in the commentary in section 1.2. A review of segment contributions is contained in section 2.7.

1.2 Contribution by Operating Group

	Half year to		Full year to	
	Mar 05 %	Sep 04 %	**Mar 05** %	Mar 04 %
Corporate Finance (including Infrastructure & Specialised Funds and IBG Principal)	**43**	29	**38**	33
Macquarie Securities	**7**	7	**7**	8
Financial Products	**2**	8	**4**	6
Macquarie Capital	**2**	4	**2**	3
Total Investment Banking	**54**	48	**51**	50
Banking and Property	**25**	16	**22**	13
Treasury and Commodities	**10**	18	**13**	17
Equity Markets	**7**	12	**9**	14
Financial Services	**3**	5	**4**	5
Funds Management	**1**	1	**1**	1
	100	100	**100**	100

The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital, before staff profit sharing and before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

The **Investment Banking Group** achieved another record result, 73% up on the prior year (95% excluding Macquarie Direct Investment, which was boosted by asset realisations in the prior year), in a very favourable operating environment.

Strong equity market conditions during the year resulted in significant deal flow and increased market shares. Expansion into international markets continued with contributions from international businesses growing significantly.

Corporate Finance, which includes the Group's advisory, equity capital markets (ECM) and infrastructure and specialised funds businesses, continued to perform strongly across most industry sectors. It also benefited from asset realisations such as Macquarie Communications Infrastructure Group (MCG).

Leading market positions were maintained with Macquarie ranking No. 1 in ECM for Australian equity raised (Bloomberg) and No. 2 for announced mergers and acquisitions (Thomson Financial). Macquarie's position as a leading provider of project finance advisory services was confirmed with a No. 1 ranking globally for completed mandates (Project Finance International).

Growth in the infrastructure and specialised funds (ISF) business continues to be an important global focus. Macquarie has achieved a compound annual return of 22.5%[1] for investors in listed infrastructure funds since inception. Equity under management[2] grew by 101% to $27 billion for the year to 31 March 2005. This was due to additional raisings by the Korean Road Infrastructure Fund (KRIF), Macquarie Essential Assets Partnership (MEAP), Global Infrastructure Fund II and African Infrastructure Investment Fund and the establishment of several new funds, including:

- Macquarie European Infrastructure Fund (MEIF) – an unlisted pan-European fund focusing on infrastructure investments in Europe (first close April 2004)
- Macquarie Power Income Fund (MPT) – a Toronto Stock Exchange listed fund focusing primarily on power generation assets in North America (listed April 2004)
- Diversified Utility and Energy Trusts (DUET) – an Australian Stock Exchange (ASX) listed fund principally investing in Australian and New Zealand utility and energy assets, managed by a joint venture between Macquarie Bank and AMP Capital (listed August 2004)
- Macquarie Infrastructure Company Trust (MIC) – a New York Stock Exchange listed fund investing in a diversified group of infrastructure businesses in the US and other developed countries (listed December 2004).

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisations) for ISF's funds since inception to 31 March 2005.

2 For a definition of equity under management, refer to section 3.10.

ther initiatives included:

sset acquisitions by existing funds – gas and electricity istribution networks in Australia by DUET, a district eating business and airport service companies in the JS by MIC, a power generation plant in Canada by 1EAP, a broadcast transmission provider in the UK by 1CG, toll roads in the US by MIG and in Korea by KRIF nd, subject to financial close, a UK gas distribution etwork by MEIF

lew seed asset acquisitions – regional radio businesses in ustralia and a renewable energy business in the UK.

1acquarie also restructured its private equity division, *1acquarie Direct Investment*, during the year, resulting in he consolidation of various private equity businesses and heir integration into the specialist funds business. This estructure is expected to capitalise on the investment rigination capabilities of the Group.

1acquarie Securities, the Australian and Asian institutional tockbroking business, achieved an excellent overall result. n Australia, strong secondary market, ECM transactions nd an overall increase in Australian market share ontributed to the outstanding result. A highlight of the year vas the No. 1 ranking in Australia, Asia and the US and lo. 2 in Europe for overall research and sales quality or Australian equities (Peter Lee Associates/Greenwich ssociates). Following the successful acquisition and tegration of Macquarie Securities Asia (previously ING's sian cash equities business), the business is operating etter than expected with improved market conditions and narket shares and a good contribution from ECM ransactions, particularly in the Philippines.

n *Financial Products*, increased levels of domestic and nternational activity were experienced with continued rowth in the size and range of retail products. nternationally, retail product offerings were launched in urope, while development of retail infrastructure and ollateralised debt obligation products in the US continued. The US cross border leasing market remains on hold.

Macquarie Capital, which carries out the Group's asset financing activities, continued to experience strong growth in asset-based leasing volumes, up 20% to $3.6 billion from $3.0 billion. New product initiatives continue to increase deal flows and further opportunities are being actively explored.

Banking and Property Group posted its seventh consecutive record contribution, 200% up on the prior year, or 24% excluding the profit on the formation of Macquarie Goodman Group (MGQ), (discussed below).

All sectors increased their contributions on the prior year. Property assets under management (including associates[3]) increased 90% from $10.9 billion to $20.7 billion.

Property contributed approximately 60% of the Banking and Property Group's result, excluding the MGQ impact. As at 31 March 2005, Macquarie (including associates[3]) was the second largest Australian listed property funds manager (by ASX market capitalisation).

Property Investment Management (Australia and North America), together with joint venture partners, acquired $US5.5 billion of property in North America during the year.

Key achievements included:

- Macquarie CountryWide Trust's acquisition of a $US2.8 billion portfolio of shopping centres in the US with joint venture partner, Regency Centers
- Macquarie Office Trust's takeover of the $1.3 billion Principal America Office Trust.

In February 2005, Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust merged to create Australia's largest industrial property group, MGQ. As a result of the merger, Macquarie Bank brought to account a net profit (after tax and provision for profit share) of $91 million.

Macquarie Capital Partners (MCP) is a real estate investment banking business based in the United States and Europe which specialises in raising private equity for real estate operating companies and funds, and providing financial and strategic advisory services to its clients. During the year, MCP completed 33 transactions totalling $US5.7 billion on behalf of clients.

During the year, Property opened new offices in Tokyo and London to develop real estate investment trust (REIT) management opportunities and provide development finance solutions leveraging Australian market experience.

[3] Represents total assets under management of funds where Macquarie controls or significantly influences the fund manager, including 100% of MGQ.

Property Investment Banking participated in transactions totalling more than $2 billion and raised equity and debt of over $350 million.

Macquarie Global Property Advisers (MGPA) was established and manages $US1.9 billion of assets across Europe and Asia. MGPA recently launched Macquarie Global Property Fund II, a private investment fund that is pursuing real estate related assets across Europe and Asia.

Property Finance continued the growth and diversification of its international portfolio. Offshore loan commitments increased by 37% during the year, with deals sourced from offices in Seattle and Los Angeles. A new office was also opened in London in December 2004. During the year, Golf and Leisure and Macquarie Community Partnerships became part of the Property Division.

The *Banking Division*'s record result was generated by increased loan, deposit and client volumes. The Division's expanded product offering achieved strong client interest. It successfully implemented its enhanced internet banking offering, delivering competitive advantages to clients and improved internal productivity. In response to growing customer demand, the Division opened offices in Parramatta and Newcastle during the year.

Mortgages and Securitisation continued to grow both domestically and internationally. The Australian mortgage portfolio grew by 25% to more than $14.5 billion from $11.6 billion in the prior year. The US mortgage operations closed over $US1 billion in loans during the year. The Division has also established an Italian mortgage business which is expected to commence licenced operations in May 2005. The Division made a decision to sell its China mortgage business and an agreement was reached during the year.

Margin Lending's result was up strongly on the prior year, achieving significant growth in its core products, margin loans and capital protected loans. During the twelve months to 31 December 2004, the Division's margin loan portfolio grew at three times the industry average, increasing by 80%. The total loan portfolio grew by 47% to over $2.6 billion in the year ended 31 March 2005.

The contribution from **Treasury and Commodities Group** was 30% up on the strong prior year and reflects increased contributions across most operating divisions, including strong increases from Agricultural Commodities and Energy Markets.

Metals and Energy Capital offers price-making, derivative trading and financing in base and precious metals as well as financing to the oil and gas sector. The contribution from Metals and Energy Capital was down slightly on the strong result of the prior year, which included the $38 million profit upon realisation of the East African Gold Mines investment. Good growth was experienced in the oil and gas financing business and a number of investments were realised during the year.

Foreign Exchange provides services across all currency pairs and structured term hedging currency solutions for Australian and international clients. Foreign Exchange continued to perform well as high volatility and volumes provided good opportunities for client deals and trading. The Division's contribution increased on the strong prior year.

Debt Markets originates, arranges and places debt for clients and is active in primary and secondary markets for government inflation-linked, corporate, global and asset-backed securities. It also provides credit and interest rate risk management solutions through structured securities and derivatives. The Debt Markets' result was in line with the prior year. The business experienced good client deal flow and trading and a positive contribution from the South African joint venture with ABSA Bank Limited.

Futures provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The contribution from Futures was strongly up on the prior year due to increased turnover.

'reasury is responsible for management of the Bank's ›alance sheet, liquidity and interest rate exposure. reasury's result was well up on the prior year, reflecting ›uccessful management of the multi-currency interest risk ›f the balance sheet. The Division successfully undertook ›n increased number of private and public transactions in ›lobal funding markets during the year, including the ›ank's hybrid capital raising.

'gricultural Commodities provides risk management ›olutions to the agricultural industry globally. During the 'ear, the Division continued to broaden its scope by ›stablishing a structured products team to capitalise on ›trong investor interest in commodities and by further ›uilding its presence in physical cotton. Higher volatility in ›ommodity markets with increased client hedging and rading opportunities, in addition to a broader product mix, esulted in a significantly stronger contribution from 'gricultural Commodities.

nergy Markets provides risk management and financing ›olutions to the energy sector globally, and has a presence ı London, Sydney, Houston and New York. Energy ›larkets made a good contribution due to good customer ›usiness flows and a solid trading desk performance.

quity Markets Group achieved another record result vith a slight increase over the prior year. Increased ›ontributions were made by a number of relatively new ›usinesses. The Group also benefited from a more ›iversified and innovative business and product mix as low ›quity volatilities and interest rates resulted in increased ›ustomer demand for higher structured products.

The Group's Hong Kong equity derivatives business made a strong contribution but was significantly down on last year's record result. The business benefited from a more diversified product range including higher margin structured products and the successful expansion of its distribution channels. Macquarie's Equity Markets Group was the leading Hong Kong market issuer of unlisted equity notes in 2004.

The Australian operation made another record contribution and further diversified its product mix. The business also had good contributions from unlisted equity products. The business was named Australian Derivatives House of the Year by *Asia Risk* and was the 2004 leading warrant issuer by volume and value.

The South African business alliance with Nedbank Limited made a good contribution though this was down on the prior year. Revenues were again derived from a more diversified product range.

The South Korean equity derivatives alliance with Woori Bank, the second largest banking and financial group in South Korea, produced a strong result in its first full year of operation. The business continues to increase both its product range and client base. Further deregulation of the local equity derivatives market holds promise for the business.

The Group's Brazilian equity derivatives business was well up on the previous year, expanding its product range and becoming the leading issuer of single stock equity options in the Brazilian market.

The contribution from the Japan equity derivatives business was down on the prior year, reflecting depressed local market conditions.

During the year, the Group commenced issuing warrants in the Singaporean market. This new initiative returned a trading profit before start-up costs.

The contribution from trading in equity derivatives in the US and European markets was up on the prior year, due to increased sales of equity risk products over these underlying markets to the Asian customer base and arbitrage trading over global equity markets. The contribution from international structuring transactions increased over the prior year with an increase in transactions in a number of geographic markets, particularly Germany.

The hedge fund business was launched during the year and made a good contribution. The business offers single strategy hedge funds management, fund-of-hedge funds offerings and capital protected hedge fund products.

Financial Services Group's contribution was 20% up on the prior year (or 52%, excluding the one-off contribution in the prior year from the sale of the Group's interest in its South African joint venture).

This increased contribution was the result of:

- increases in market shares across all major products
- growth in client numbers to over 600,000
- the continued strength of equity markets
- continued focus on cost management
- strong inflows into the Group's major products
- four years of investment and business diversification.

The Group also expanded its operations to include the manufacture of yield related alternative assets and the distribution of third party managed funds.

During the year, the Group expanded its international profile with the acquisition of a 49% shareholding in Brook Asset Management, one of New Zealand's largest fund managers, and other initiatives.

Macquarie Adviser Services was again recognised for providing excellent service levels to financial advisers by being awarded both the Best Fund Manager and Best Master Trust/Wrap Provider, based on service performance. This is the first time any service provider has won both major categories two years running. Macquarie was also awarded the 2004 Investorweb Research Superannuation Manager of the Year for the third consecutive year.

Macquarie Adviser Services (MAS) experienced continued strong growth in its signature products – Macquarie Wrap Solutions, the Group's administration platform, and the Macquarie Cash Management Trust (CMT). Macquarie Wrap Solutions had $14.1 billion in funds under administration following a record month in December with $560 million of inflows and a record December quarter with $1.4 billion of inflows. The CMT reached $10 billion in late 2004 and started the 2005 calendar year with strong inflows to end the financial year on $10.6 billion.

Both Macquarie Wrap Solutions and the CMT were supported by strong superannuation and self managed superannuation fund inflows, growing 38% from $9.1 billion to $12.6 billion.

The Division introduced a new third party managed fund distribution business with the launch of The Professional Series. The Professional Series combines MAS's expertise in fund administration, distribution, marketing and service with the specialist investment skills of a select number of global and domestic fund managers. The first two funds in the series were launched during the year: the Macquarie Morgan Stanley Global Franchise Fund and the Macquarie Walter Scott Global Equities Fund.

MAS continued its success manufacturing alternative asset products with the issue of the collateralised debt obligation product 'Generator Income Notes' which raised $154 million.

Macquarie Financial Services (MFS) made a strong contribution with a significant increase in both stockbroking and underwriting revenues. MFS wrap funds under administration grew by 47% to $2.9 billion this financial year.

Macquarie confirmed its position as one of the leaders in the private client adviser market for full service stockbroking, with average revenue per adviser up 38%.

Risk and compliance management has been a major focus this year with the full implementation of the Financial Services Reform Act and an extensive internal program which will further cement the Group's position as a leader in risk management.

unds Management Group's contribution was 66% up on the prior year, driven by increased management fees and the sale of the Group's interest in its Malaysian joint venture. Total funds under management increased by 16% rom $36 billion to $42 billion. The Group enjoyed strong nflows into fixed interest, currency, alternative assets and sted property investment products.

The Group raised in excess of $1.4 billion in alternative assets from both institutional and retail clients. Alternative assets funds raised during the year included private equity und-of-funds and advisory services, equities long/short unds and active currency hedge funds. In March 2005 the Group successfully listed the Macquarie Private Capital Group (MPCG), a listed private equity group investing in both traditional private equity sectors (venture, expansion state and buy-out capital) as well as equity type investments in property, commodities and infrastructure. At 31 March 2005, the Group managed and advised on a total of $2.1 billion in alternative assets funds.

The Group expanded its successful currency management offerings to include the Global Active Currency Fund which focuses on absolute and risk adjusted returns that have the additional benefit of low correlation to other return enhancement strategies and asset classes. Due to strong client demand, a Swiss franc class of shares within the Global Active Currency Fund was launched in March 2005.

In equities, the Group's flagship funds performed strongly against their respective benchmarks with the Macquarie Alpha Plus, Macquarie Long Short Equities, Macquarie Small Companies and Macquarie Property Securities Funds all delivering one-year returns to investors in excess of 20%.

A major initiative during the year was the establishment of a distribution team to offer financial advisers and their clients a selected suite of innovative investment products previously only available to institutional investors. Total funds sourced through this channel increased by 15% to $2.8 billion.

The 65% owned Korean joint venture, Macquarie-IMM Investment Management, saw strong growth in funds under management, up 62% to $3.5 billion. The Group decided to exit its 30% stake in AmInvest, the Malaysian joint venture with AmMerchant Bank Bhd. Upon completion, the proceeds will be applied to new niche asset management businesses in Asia.

1.3 Ordinary Dividend

	Full year to			
	Mar 05		Mar 04	
	Cents per share	**Franking %**	Cents per share	Franking %
Interim ordinary dividend	**61**	**90**	52	90
Final ordinary dividend	**100**	**90**	70	90
Total ordinary dividend	**161**		122	
Special dividend	**40**	**90**	–	–
Total dividends to ordinary shareholders	**201**		122	
	$m		$m	
Aggregate amount of interim/final ordinary dividend	**447**		263	
	%		%	
Payout ratio	**54.3**		53.2	

The final ordinary dividend has increased by 30 cents over the prior corresponding period to $1.00 per share and will be franked at 90%. Total ordinary dividends have increased by 32% over 2004.

In addition to the ordinary dividend, a special dividend of 40 cents per share has been announced, representing the one-off after tax profit recognised by Macquarie on the formation of MGQ.

Total dividends to ordinary shareholders for the year to 31 March 2005 are up 65%, in line with the increase in Macquarie's profitability.

Under the current dividend policy announced in May 2003, the Bank targets a full-year payout ratio between 50% and 60%. Subject to the future composition of income, a franking rate of at least 80% is expected. This policy is designed to achieve the objective of more closely aligning dividends with movements in earnings.

1.4 Balance Sheet

	As at			Movement on	
	Mar 05 **$m**	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
Total Assets	**49,313**	42,114	43,771	17	13
Total Liabilities	**44,881**	38,172	40,938	18	10
Total Equity	**4,432**	3,942	2,833	12	56
	$ per share				
Net tangible assets per ordinary share*	**12.64**	8.86	10.72	43	18

* Excluding the intangibles (net of associated deferred tax liabilities) within the Bank's businesses held for resale, the NTA per ordinary share would have been $14.20 at 31 March 2005.

Over the twelve months to 31 March 2005, total assets have grown by $5.5 billion to $49.3 billion, representing an increase of 13%. The primary driver of this change has been the growth in loan assets, up $5.7 billion to $16.5 billion.

Acquisitions and divestments of businesses held for resale have also had a noticeable impact on the balance sheet. Fixed assets have decreased by $1.8 billion due to the disposal of South East Water and Arlanda in April 2004. Partially offsetting this is an increase in intangible assets due to the purchase of RG Capital Radio and DMG Regional Radio.

The formation of MGQ in February 2005 resulted in the recognition of a significant profit and a corresponding increase in investments in associates and incorporated joint ventures.

The most notable change in funding during the year has been the issuance of the £350 million Macquarie Income Preferred Securities (MIPS) in September 2004. In addition to this hybrid capital raising, Macquarie issued $US350 million of subordinated debt in March 2005.

A high level summary of the increase in total assets and risk-weighted assets is provided below.

Analysis of balance sheet growth over the year

	Total Assets $b	Risk-weighted Assets $b
Balance as at 31 March 2004	43.8	13.4
Organic growth in loan assets	9.4	6.6
Securitisation of loan assets	(5.2)	(2.6)
Revaluation of financial instruments	(1.0)	–
Increase in liquid assets	1.6	0.2
Increase in other securities	0.7	0.6
Increase in trading assets	0.6	0.8
Other asset movements (includes businesses held for resale)	(0.6)	0.8
Balance as at 31 March 2005	**49.3**	**19.8**

Risk-weighted assets have increased over the twelve months to 31 March 2005. This increase in the risk-weighted asset base is primarily a result of organic growth in the loan portfolios, along with growth in the underlying balance sheet.

More detailed information relating to the balance sheet is contained in section 3.6.

1.5 Capital Management

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
Tier 1 Capital before deductions	**3,661**	3,154	2,709	16	35
Tier 1 deductions	**(808)**	(1,086)	(548)	(26)	47
Tier 1 Capital after deductions	**2,853**	2,068	2,161	38	32
Tier 2 Capital	**1,920**	1,602	945	20	103
Total Capital deductions	**(580)**	(369)	(442)	57	31
Total Capital	**4,193**	3,301	2,664	27	57
Risk-weighted Assets	**19,771**	16,390	13,361	21	48

	% of Risk-weighted Assets		
Tier 1 Capital	**14.4**	12.6	16.2
Tier 2 Capital	**9.7**	9.8	7.0
Total Capital Deductions	**(2.9)**	(2.3)	(3.3)
Total Capital	**21.2**	20.1	19.9

The Bank's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

During the year, additional capital was raised through the issue of MIPS (see below). This initiative represents a fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

Hybrid issue (Macquarie Income Preferred Securities)
Macquarie Capital Funding L.P., a Macquarie Group entity, issued £350 million of Tier 1 Capital-Eligible Securities on 22 September 2004. The securities are non-dilutive to ordinary shareholders.

The securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date (or on each fifth anniversary thereafter), the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate.

The securities rank ahead of ordinary shares but are subordinate to all depositors. The funds raised have initially been used to augment the Macquarie Bank Group's US activities and for general corporate purposes.

Due to APRA's hybrid capital limits (hybrid capital being capped at 25% of Qualifying Tier 1 capital), $240 million was classified as Tier 1 capital at September 2004 with the remaining $644 million being classified as Upper Tier 2 regulatory capital.

At 31 March 2005, $341 million was classified as Tier 1 capital. This amount has increased over the six months due to organic growth in core Tier 1 capital (i.e. excluding hybrid capital).

Subordinated floating rate note issue
Macquarie Bank Limited issued $US350 million of subordinated floating rate notes on 18 March 2005. The terms of the securities are 10 1/2 year non-call, 5 1/2 year floating rate notes with a coupon of three month LIBOR + 25 basis points. These securities are eligible for inclusion as Tier 2 Capital.

Capital adequacy

The Tier 1 Capital ratio of 14.4% at 31 March 2005 remains very strong and, whilst down from the 31 March 2004 ratio of 16.2%, remains comfortably in excess of the Group's minimum ratios. Tier 1 Capital before deductions increased by $952 million due to the hybrid securities issued during the period and organic growth through retained earnings and shares created through the exercise of employee options. Tier 1 deductions have increased from $548 million to $808 million over the year to 31 March 2005 as the Group continues to grow its specialist funds business. As a result, Total Tier 1 Capital after deductions grew by 32% over this period from $2,161 million to $2,853 million, and combined with 48% growth in risk-weighted assets, resulted in a decrease in the Tier 1 ratio. The Group's Tier 1 ratio is depicted graphically to the right.

Over the year to 31 March 2005, Tier 2 Capital has increased from 7.0% to 9.7% of Risk-weighted Assets while the Total Capital ratio has increased from 19.9% to 21.2%. The main factors increasing Tier 2 Capital were the Macquarie Income Preferred Securities hybrid issue and the $US350 million of subordinated debt issued during the year.

More detailed information concerning the Bank's capital adequacy position is contained in section 3.9, including an analysis of the growth in the capital base over the year to 31 March 2005.


Tier 1 Capital
Ordinary Equity MIS CPS MIPS
Tier 1 Deductions Tier 1 Ratio
Year ended 31 March
Tier 1 Capital ($ billion)
Tier 1 Ratio (%)
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
20
16
12
8
4
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1.6 Asset Quality

	As at/for the year to		Movement on
	Mar 05	Mar 04	Mar 04
	$m	$m	%
Total loan assets	**16,463**	10,777	53
Net impaired assets	**42**	61	(31)
Net loan losses	**35**	36	(3)
	%	%	
Net impaired assets/loan assets	**0.3**	0.6	
Net loan losses/loan assets	**0.2**	0.3	

	For the year to		Movement on
	Mar 05	Mar 04	Mar 04
	$m	$m	%
Net loan losses (Profit and loss impact)			
– provided during the period	**50**	43	16
– recovery of loans previously provided for	**(18)**	(6)	200
– loan losses written-off	**4**	1	300
– recovery of loans previously written off	**(1)**	(2)	(50)
Total net charge for loan losses	**35**	36	(3)

The strength of the Bank's risk management practices and policies is reflected in its asset quality. Net loan losses for the year amount to $35 million, or 0.2% of total loan assets as at 31 March 2005. Net impaired assets as a percentage of total loan assets are also low at 0.3%.

Refer to section 2.5 for further discussion of net loan losses and section 3.6 for further details on impaired assets.

1.7 Credit Ratings

	Short-term	Long-term	Outlook
Fitch Ratings	F1	A+	Stable
Moody's Investors Service	P1	A2	Positive
Standard & Poor's	A1	A	Stable

There has been no change to the Bank's credit ratings since 31 March 2004.

In March 2005 Moody's Investors Service revised the Rating Outlooks for Macquarie Bank Limited, and its subsidiaries Macquarie International Finance Limited and Macquarie Finance Limited, to positive. Moody's said the revised Ratings Outlooks reflect Macquarie's increasingly diversified business lines, maturing fund operations and continued capital strength.

¡.8 Assets Under Management

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
isted	**39,865**	27,557	21,533	45	85
Jnlisted:					
Retail	**14,816**	14,358	13,363	3	11
Wholesale	**34,225**	32,497	27,693	5	24
ıotal assets under management	**88,906**	74,412	62,589	19	42
ꞩpecialist funds					
·ıfrastructure	**31,249**	20,198	17,064	55	83
ʾroperty	**13,138**	10,969	7,414	20	77
Ͻther	**2,074**	2,071	1,521	–	36
ıotal specialist funds	**46,461**	33,238	25,999	40	79
unds Management and Financial Services					
ꞧetail	**13,248**	12,841	12,189	3	9
ʌholesale	**29,197**	28,333	24,401	3	20
ıotal Funds Management and Financial Services	**42,445**	41,174	36,590	3	16
ıotal assets under management	**88,906**	74,412	62,589	19	42

ͮssets under management (AUM) at 31 March 2005 were $88.9 billion, an increase of 42% on 31 March 2004 and 19% on ꞓ0 September 2004.

ͮUM by Fund Type
: billion year ended 31 March
nfrastructure ■ Property □ Other ■ FSG/FMG Retail □
SG/FMG Wholesale □



ı00
ꞓ0
60
ʼ0
ʔ0
ɔ
2000
2001
2002
2003
2004
2005

AUM – Analysis of Movement for the Year
$ billion year ended 31 March
Total □ Infrastructure ■ Property □ Other
FSG/FMG Retail □ FSG/FMG Wholesale ■



100
80
60
40
20
0
2004
2005
Movement
30
25
20
15
10
5
0

ꞩtrong growth over the year has predominantly been in infrastructure and property specialist funds, and to a lesser extent ·vholesale non-specialist funds.

A summary of the key contributors to growth in AUM is discussed below. More detailed information on AUM is contained in section 3.10.

Infrastructure funds

Infrastructure AUM at 31 March 2005 were $31 billion, an increase of 83% on 31 March 2004. The growth is mainly due to the following initiatives:

New Funds

- Diversified Utility and Energy Trusts (DUET) – a fund which listed on the ASX in August 2004 and which is managed through a joint venture with AMP; acquisition of the Dampier to Bunbury Natural Gas Pipeline in October 2004
- ConnectEast Group – $1.1 billion IPO in November 2004 and subsequent acquisition of 39 year concession for Eastlink (formerly the Mitcham-Frankston Project)
- Macquarie Infrastructure Company (MIC) – $US535 million NYSE IPO in December 2004
- Macquarie European Infrastructure Fund (MEIF) – launched in April 2004 with assets now including investments in South East Water, Arlanda Express and Brussels International Airport
- Macquarie Power Income Fund (MPT) – $C212 million TSX IPO in April 2004 with Cardinal Power as its cornerstone asset

Growth of Existing Funds

- Macquarie Airports (MAp) – acquisition of 70% of Brussels International Airport Company by a MAp-led consortium for €735 million in November 2004
- Macquarie Communications Infrastructure Group (MCG) – £1.3 billion acquisition of ntl:Broadcast UK by a MCG-led consortium in December 2004
- Macquarie Infrastructure Group (MIG) – in January 2005 MIG and Cintra paid the City of Chicago $US1.8 billion in return for the exclusive right to operate the Chicago Skyway Tollway for 99 years
- Korean Road Infrastructure Fund (KRIF) – additional investments including Gwangju 2nd Beltway (section 3)

Property funds

Property AUM at 31 March 2005 were $13 billion, an increase of 77% on March 2004. The growth is due to the following:

New Funds

- Macquarie Global Property Advisors (MGPA) – formation of MGPA, a joint venture, in July 2004. MGPA now manages $US1.9 billion assets in Europe and Asia

Growth of Existing Funds

- Macquarie CountryWide Trust (MCW) – acquisition of a $US2.8 billion portfolio of shopping centres in the US with joint venture partner, Regency Centers
- Macquarie Office Trust (MOF) – MOF's takeover of the $1.3 billion Principal America Office Trust
- Macquarie DDR Trust (DDR) – acquisition of a number of properties throughout the year

Funds Management and Financial Services

Funds Management and Financial Services AUM at 31 March 2005 were $42 billion, an increase of 16% on the prior year. This growth is mainly due to strong inflows into fixed interest, currency, alternative assets and listed property investment products.

Assets under management by region

AUM reflects the Bank's international diversity with $31 billion, or 34% of AUM located offshore at 31 March 2005, as depicted in the chart below.

Assets Under Management by Region
as at 31 March 2005
Africa Americas ■ Asia Pacific □ Europe □
New Zealand ■ Australia □


0.1%
15.3%
6.0%
12.5%
0.5%
65.6%

The majority of offshore AUM are located in the **Americas**, amounting to 15% of total AUM, and strongly represented by property specialist fund assets of:
MCW
MOF
Macquarie ProLogis Trust (MPR)
Macquarie DDR Trust (MDT)

and infrastructure specialist fund assets of:
MIG (including Highway 407 ETR, Chicago Skyway and SR125 South)
MIC (including Atlantic Aviation and District Energy)
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)
MPT

AUM in **Europe** accounts for 13% of total AUM and includes assets of:
MEIF (including South East Water, Arlanda Express, Brussels Airport, Wales and West Gas Utilities)
MAp (Birmingham Airport, Bristol Airport, Brussels Airport, Copenhagen Airport, Rome Airport)
MCG (ntl:Broadcast)
MIG (including the M6 Toll)

Asian AUM are mainly represented by assets in a non-specialist Funds Management and Financial Services fund managed by a joint venture with IMM Asset Management, as well as assets of the Korean Road Infrastructure Fund (KRIF).

The majority of AUM in **Australia** are in non-specialist Funds Management and Financial Services funds. Specialist funds make up 36% of Australian AUM, including assets of:
MAp (Sydney Airport)
MIG (including the Eastern Distributor, M2, M4, M5, M7)
DUET (including Dampier to Bunbury Natural Gas Pipeline)
MCG (Broadcast Australia)
ConnectEast (Eastlink, formerly known as the Mitcham-Frankston Project)
MCW
MGQ
MOF

2.1 Summary Profit and Loss

	Reference	Half year to			Full year to		
		Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Net interest income*	2.2	**217**	188	15	**405**	304	33
Net fee and commission income*	2.3	**1,167**	740	58	**1,907**	1,318	45
Net trading income*	2.4	**394**	336	17	**730**	562	30
Net other income*	2.5	**500**	113	large	**613**	196	213
Total operating income*		**2,278**	1,377	65	**3,655**	2,380	54
Employment expense*	2.6	**(1,219)**	(726)	68	**(1,945)**	(1,235)	57
Other expenses*	2.6	**(303)**	(246)	23	**(549)**	(460)	19
Total operating expenses*	2.6	**(1,522)**	(972)	57	**(2,494)**	(1,695)	47
Profit before income tax		**756**	405	87	**1,161**	685	69
Income tax expense	3.4	**(175)**	(105)	67	**(280)**	(161)	74
Profit after income tax		**581**	300	94	**881**	524	68
Outside equity interests							
Macquarie Income Preferred Securities		**(27)**	(1)	large	**(28)**	–	large
Other equity holders		**–**	(1)	(100)	**(1)**	(3)	(67)
Profit after income tax attributable to MBL equity holders		**554**	298	86	**852**	521	64
Distributions paid or provided on Macquarie Income Securities		**(15)**	(14)	7	**(29)**	(27)	7
Profit after income tax attributable to MBL ordinary equity holders		**539**	284	90	**823**	494	67

* Operating income and operating expenses throughout this report, with the exception of the Ten Year Summary in section 6, have been adjusted for businesses held for resale as set out in section 2.5.

Total operating income for the twelve months to 31 March 2005 has grown significantly to $3,655 million, an increase of 54% on the prior year. Growth has been experienced across all income categories when compared to the prior year, with notable increases in net fee and commission income and other income.

Net interest income has increased $101 million on the prior year mainly due to a 31% increase in average interest bearing assets offset by a 12 basis points fall in net margin (refer to section 2.2 for further details).

Net fee and commission income increased $589 million on the prior year, with significant contributions from mergers and acquisitions, advisory and underwriting activity (up $203 million), funds management fees (up $159 million) and brokerage and commissions activity (up $149 million). Drivers of the strong performance have been significant performance fees from MAp and MCG, favourable conditions for equity capital markets and the acquisition of Macquarie Securities Asia in March 2004 (refer to section 2.3 for further details of net fee and commission income).

Net trading income increased $168 million on the prior year, with increased contributions from all trading areas (refer to section 2.4 for further details).

Net other income has increased $417 million on the prior year, the main contributor being the $300 million profit recognised on the formation of MGQ as well as increased dividends and distributions from investments (refer to section 2.5 for further details).

International Income*
$ million year ended 31 March


1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005

* Excluding earnings on capital

International vs Domestic Income*
$ million year ended 31 March 2005
International ■ Domestic □


1800
1600
1400
1200
1000
800
600
400
200
0
FMG
EMG
FSG
T&C
**BPG
IBG

* Excluding earnings on capital
** Includes gain from MGQ realisation

International income

Total international income for the twelve months to 31 March 2005 was $1,273 million, an increase of 83% on the prior year. International income represented 37% of total operating income (excluding earnings on capital) for the year to 31 March 2005, up from 31% in the prior year.

Macquarie's expansion offshore, driven by organic growth and acquisitions, is yielding strong results. International income has increased 420% compared with the twelve months to 31 March 2000, when it represented 21% of total operating income (excluding earnings on capital).

In the twelve months to 31 March 2005, income growth was particularly strong in Asia, Europe and the Americas, with the total income for these regions more than doubling the prior year. The Investment Banking Group achieved the highest growth, with international income being almost three times larger than Investment Banking Group achieved in 2004, contributing 64% of the total international income compared with 43% in the prior year.

The international expansion of the Banking and Property Group also resulted in strong year-on-year growth, doubling Banking and Property Group's contribution to international income from 2004. Equity Markets Group and Treasury & Commodities also made significant contributions.

In the twelve months to 31 March 2005, over 40% of the operating income for the Investment Banking, Treasury & Commodities and Equity Markets Groups was earned offshore, with Equity Markets Group's international income exceeding 65% of their total operating income.

Income from the **Asia-Pacific** region has increased by $200 million compared to the prior year, with the main driver of the growth being Macquarie Securities Asia.

Asian equity market conditions in the prior year were very favourable, particularly in Hong Kong. Conditions weakened in the year to 31 March 2005. This resulted in a significant reduction in the contribution to income for the Equity Markets Group in the Asia-Pacific region. However, this has been largely offset by an increase in contribution from Treasury & Commodities in the Asia-Pacific region.

International Income by Region*
$ million year ended 31 March
Africa ■ America Asia □ Europe □ New Zealand □



1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005

* Excluding earnings on capital

International Income by Group*
$ million year ended 31 March
FSG ■ FMG □ B&P ▣ EMG T&C □ IBG □



1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005

* Excluding earnings on capital

In the **Americas** the Banking and Property Group's US mortgages operation has performed well compared to the prior year, when the business was still in its infancy. A number of whole loan sales by the business has been one of the main drivers of the growth of income from the Americas for the Banking and Property Group. Favourable market conditions have also contributed to a significant increase in income for Treasury & Commodities in the Americas, particularly the agricultural commodities and metals and energy capital businesses.

Strong market conditions also benefited the Treasury & Commodities' energy markets and agricultural commodities businesses in **Europe**. However, the main contributor to the growth in income from that region was again from the Investment Banking Group. Strong funds management fee income and a number of significant transactions were the drivers of growth in excess of $200 million in income from that region.

In the prior year, Treasury and Commodities disposed of their interest in East African Gold Mines and Financial Services Group disposed of their interest in the Innofin joint venture. Without the one-off impact from these disposals, income from the **African** region decreased for the twelve months to 31 March 2005.

2.2 Net Interest Income

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Interest income	**830**	803	3	**1,633**	1,235	32
Interest expense	**(613)**	(615)	–	**(1,228)**	(931)	32
Net interest income	**217**	188	15	**405**	304	33

	Full year to March 2005			Full year to March 2004		
	Interest $m	**Average Volume $m**	**Average Spread %**	Interest $m	Average Volume $m	Average Spread %
Loan assets	**356**	**13,082**	**2.72**	297	10,362	2.87
Interest bearing trading assets and other securities	**68**	**13,737**	**0.50**	53	10,188	0.52
Interest bearing assets	**424**	**26,819**	**1.58**	350	20,550	1.70
Non-interest bearing assets	**(19)**			(46)		
Total	**405**			304		

Net interest income has increased 33% for the twelve months to 31 March 2005 and, as depicted in the graph below, has been steadily growing for the past four years.

Net Interest Income
$ million year ended 31 March


500
400
300
200
100
0
2000
2001
2002
2003
2004
2005

The increase for the twelve months to 31 March 2005 is a direct result of higher average volumes with average interest bearing assets up 31% and funding costs associated with non-interest bearing assets down on the prior year. There has been growth across most interest bearing asset categories including loan assets, securities purchased under resale agreements and cash and liquid assets. Additionally, the issue of the MIPS hybrid capital has reduced the overall interest expense to the Bank on non-interest bearing assets.

Despite strong growth in high yielding loan assets, the overall spread on average interest bearing assets is down 12 basis points from 170 basis points in the twelve months to March 2004 to 158 basis points. The decrease is attributable to growth in lower yielding loan assets as a proportion of total average interest bearing assets.

A summary of the key asset movements on the prior year is set out below. The average balance sheet is included in section 3.6.

Loan assets

Net interest on average loan assets has increased 20% on the prior year to $356 million, driven by a 26% growth in average loan assets.

As shown in the graph below, the average spread on loan assets for the twelve months to March 2005 has decreased by 15 basis points compared to the prior year. The fall in margins is largely attributable to conditions experienced in the second half of the financial year. The average rates of gross interest revenue earned on loan assets is comparable to the prior year, however average funding rates have risen marginally as interest rate rises locally and abroad, take effect.

Interest bearing trading assets and other securities

Net interest income on interest bearing trading assets and other securities has increased 28% on the prior year to $68 million. This is primarily due to a 52% increase in average securities purchased under resale agreements, and a five-fold increase in average cash balances over the past twelve months.

Spreads have remained relatively stable compared to the prior year, with only a 2 basis point reduction resulting from the disproportionate increase in lower yielding products and the impact of higher funding costs.

Non-interest bearing assets

The funding expense associated with non-interest bearing assets has decreased from $46 million in the year to March 2004, to $19 million. The decrease is mainly due to the increase in equity arising from the issue of MIPS.

Comparison of Average Loan Asset Volumes and Spreads
$ billion year ended 31 March Spread (bps)
Volumes (average) Spread



14
12
10
8
6
4
2
0
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005

2.3 Net Fee and Commission Income

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Funds management fees	**470**	230	104	**700**	541	29
Mergers and acquisitions, advisory and underwriting	**383**	184	108	**567**	364	56
Brokerage and commissions	**138**	133	4	**271**	122	122
Financial products	**15**	60	(75)	**75**	97	(23)
Banking, lending and securitisation	**86**	79	9	**165**	118	40
Other fee and commission income	**75**	54	39	**129**	76	70
Net fee and commission Income	**1,167**	740	58	**1,907**	1,318	45

Net Fee and Commission Income
$ million year ended 31 March


2000
1600
1200
800
400
0
2000
2001
2002
2003
2004
2005

Funds management fees

Funds management fees include base management fees, which are ongoing fees generated from funds management activities, and performance fees, which are only earned when funds managed by the Group outperform a predetermined benchmark. Performance fees are recognised when the Group becomes entitled to them.

Funds management fee income in the twelve months to 31 March 2005 is up 29% on the prior year to $700 million.

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Base fees						
Specialist Funds	**121**	95	27	**216**	152	42
Funds Management and Financial Services	**88**	84	5	**172**	165	4
	209	179	17	**388**	317	22
Performance fees						
Specialist Funds	**260**	48	large	**308**	218	41
Funds Management and Financial Services	**1**	3	(67)	**4**	6	(33)
	261	51	large	**312**	224	39
Total funds management fees	**470**	230	104	**700**	541	29
Share of fees from funds management joint ventures[1]						
Base fees	**15**	12	25	**27**	16	69
Performance fees	**-**	-	-	**-**	10	(100)
Total funds management fees including JV's	**485**	242	100	**727**	567	28

These JV's are equity accounted and their results are included in equity accounted income (refer Net Other Income in section 2.5). The base management fees and performance fees included in equity accounted income have been included in this table to provide a more complete view of the Bank's income from funds management activities.

Base fees are up 22% on the prior year to $388 million, with particularly strong growth in base fees from specialist funds, up 42% on the prior year. The most significant driver of the increase is growth in AUM, which has also increased 42% on the prior year.

As can be seen from the graph to the right, base fees trend the growth in AUM.


Base Fee and AUM Growth
Year ended 31 March
AUM ($ billion)
Base Fees ($ million)
100
80
60
40
20
0
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005

Performance fees are up 39% on the prior year with performance fees from specialist funds up 41%. In the twelve months to 31 March 2005 the most notable performance fees were:

- MAp: $212 million – MAp outperformed the benchmark index by 38% for the six months to December 2004, and by 6.8% for the six months to June 2004
- MCG: $68 million – MCG outperformed the benchmark index by 48.8% for the six months to December 2004, and by 10.4% for the six months to June 2004
- MIC: $16 million – MIC outperformed the benchmark index by 9.08% for the period from 16 December 2004 to 31 December 2004
- MIG: $6 million

For further details of base and performance fees, refer to section 3.10.

Mergers and acquisitions, advisory and underwriting
Strong global equity capital markets conditions have driven fee income from mergers and acquisitions, advisory and underwriting up 56% to $567 million for the twelve months to 31 March 2005.

Macquarie experienced significant deal flow and increased market share in many industry sectors. Expansion into international markets continued with contributions from international operations growing significantly.

Some of the notable transactions Macquarie played a role in included:

- Sole global co-ordinator, bookrunner and international lead manager of the largest initial public offering (IPO) in Philippines history, raising $US530 million for SM Investments Corporation
- Co-sponsor and financial advisor to the ConnectEast consortium's bid for the $3.8 billion Mitcham-Frankston toll road project in Victoria, now known as Eastlink
- Arranger and joint lead manager to the $1.1 billion IPO of ConnectEast
- Lead manager and arranger of the $266 million IPO of DUET
- Advisor to the consortium of Alinta, Alcoa and DUET on the $1.9 billion acquisition of the Dampier-to-Bunbury Natural Gas Pipeline in Western Australia
- Lead manager for the $398 million rights issue and $155 million POWERS issue to fund DUET's share of the Dampier-to-Bunbury pipeline
- Advisor to a consortium led by MAp on the acquisition of 70% of Brussels Airport for €735 million
- Joint underwriter for MAp's issue of $465 million TICkETS and sole agent for equity placement of $510 million to fund the acquisition of Brussels Airport
- Advisor and debt arranger to the MCG-led consortium on the £1.3 billion acquisition of ntl:Broadcast UK
- Joint lead manager and underwriter, and sole structurer to MCG on the $1 billion raising through a renounceable accelerated pro-rata rights issue
- Advisor to MIG and Cintra de Infraestructuras de Transporte, S.A. (Cintra) on the $US1.8 billion acquisition of the Chicago Skyway toll bridge in the US
- Senior co-lead manager to the international offer for the €1.54 billion IPO of Cintra
- Advisor on the successful $US535 million New York Stock Exchange IPO of MIC
- Financial advisor to Macquarie Goodman Management on the $5.1 billion merger with Macquarie Goodman Industrial Trust
- Sole advisor and joint underwriter of an $831 million raising for MCW to finance a $US2.8 billion acquisition of shopping centres in the US

Advisor to Publishing and Broadcasting Limited on its $716 million acquisition of the remaining stake in Burswood Limited

Advisor to Sydney Airport on the $3.1 billion refinancing of senior bank debt facilities

Sole lead manager and underwriter for the $81 million IPO of Super Cheap Auto

Sole lead manager and underwriter for the $44 million IPO of The Reject Shop

Advisor to Telstra Corporation on the successful $333 million acquisition of KAZ Group

Brokerage and commissions

Brokerage and commissions income predominantly includes transaction related fees from stockbroking services provided to retail and institutional clients. This income is offset by brokerage and commissions costs paid to brokers, advisers and agents acting on the Bank's behalf.

Brokerage and commissions income has increased significantly on the prior year, up 122% to $271 million. The increased contribution from institutional stockbroking activities is a result of the acquisition of Macquarie Securities Asia; strong secondary market equity capital markets transactions in Australia and an overall increase in Australian market share.

The increase in brokerage and commissions income was partially offset by higher brokerage costs from increased equity market trading (income relating to these expenses is of a trading nature and is included within net trading income).

Financial products

Included in this category are all fees generated through arranging cross-border leases and other financial product transactions. The significant decrease in total fees from the six months to 30 September 2004 is primarily due to the cyclical nature of this business.

The reduction in income from the prior year is attributable to the inactivity of the US cross-border leasing market.

Banking, lending and securitisation

Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, fees from lending activities and transaction fees.

Fees have increased by 40% on the prior year to $165 million, due to growth in both the Australian and US mortgages securitisation businesses. The Australian mortgage book has grown 25% from $11.6 billion at 31 March 2004 to $14.5 billion at 31 March 2005. Average monthly US mortgage settlement volumes have increased 39% over the same period. Additionally the US mortgage business has undertaken a number of whole loan sales that have contributed to the increase in fee income.

Other fee and commission income

Other fee and commission income includes royalty income from joint ventures and business alliances, and fees relating to assets under administration.

The increase on the prior year is principally due to fees from increased assets under administration and royalty income from business alliances in South Africa and Korea. Total Wrap assets under administration increased 55% from $9.1 billion at 31 March 2004 to $14.1 billion at 31 March 2005.

2.4 Net Trading Income

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Equities	**214**	156	37	**370**	314	18
Commodities	**75**	90	(17)	**165**	82	101
Foreign exchange	**82**	77	6	**159**	135	18
Interest rate products	**23**	13	77	**36**	31	16
Net trading income	**394**	336	17	**730**	562	30

Net Trading Income
$ million year ended 31 March


800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005

Most trading income is generated from client transactions and arbitrage activities, rather than any outright proprietary trading.

Net trading income for the twelve months to 31 March 2005 is up 30% on the prior year to $730 million. Market volumes and share price performances in the major equity markets were strong during the year, although implied share price volatilities fell to historically low levels. Conditions in the commodities markets improved significantly.

A summary of net trading income is discussed below. A more complete summary of the performance of the Bank's trading activities is provided by the Financial Markets segment disclosures in section 2.7, which includes the interest income and expense, and brokerage and commission expense associated with trading activities.

Equities

Equities trading income for the year to 31 March 2005 was up 18% on the prior year to $370 million.

Hong Kong income was significantly down on last year's very strong results, but this was more than offset by increased contributions from other businesses. The combination of low interest rates and low equity volatilities resulted in increased customer demand for more structured equity derivative products, which Macquarie was able to offer through its continual product innovation. The businesses all benefited from the successful expansion of distribution channels.

Commodities

Commodities trading income increased 101% on the prior year to $165 million due to greater volatility in commodity markets, which fuelled customer demand for commodity solutions. The product range was also expanded, with significant growth in the commodity investor products business due to heightened interest of investors in structured commodity products.

Foreign exchange

Foreign exchange trading income was up 18% on the prior year to $159 million. Continued volatility in foreign exchange markets led to increased growth in customer flow business.

Interest rate products

Trading income from interest rate products increased 16% on the prior year to $36 million for the twelve months to 31 March 2005. The growth over the prior year was driven by good customer flows in a rising interest rate environment.

2.5 Net Other Income

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Gain on disposal of other securities and equity investments	**423**	44	large	**467**	128	265
Gain on deconsolidation of controlled entities and sale of businesses	**25**	28	(11)	**53**	27	96
Equity accounted income	**18**	17	6	**35**	35	–
Dividends and distributions received/ receivable from other securities and equity investments	**46**	38	21	**84**	49	71
Provision for diminution of equity investments – write back/(provided)	**(1)**	4	(125)	**3**	2	50
Net loan loss	**(14)**	(21)	(33)	**(35)**	(36)	(3)
General provision for credit losses	**(19)**	(15)	27	**(34)**	(17)	100
Net income from businesses held for resale	**4**	(4)	(200)	**–**	6	(100)
Other	**18**	22	(18)	**40**	2	large
Net other income	**500**	113	large	**613**	196	213

Net other income includes income from equity investments, associates and other securities (including equity accounted income, dividends, distributions and realisations), as well as provisions for credit losses. The performance of this income category is largely dependent on profits generated through the realisation of equity investments, and the underlying performance of those investments.

Net other income is an important contributor to Macquarie's total operating income. As can be seen from the graph to the right, net other income is up significantly on the prior year to $613 million.

Net Other Income
$ million year ended 31 March


700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005

Gain on disposal of other securities and equity investments

Favourable equity market conditions in Australia in the second half of the prior financial year allowed Macquarie to realise a number of equity investments, particularly those held by Macquarie Direct Investment. In the twelve months to 31 March 2005 the number of realisations has not changed significantly, however the total gain on disposal has been substantial, up 265% to $467 million, as a result of the accounting profit recognised on the formation of MGQ.

Gains on disposal of other securities and equity investments for the twelve months to 31 March 2005 included the following significant disposals:

- Macquarie Airports Group (MAG) shares were sold to MAp for a profit of $19 million
- Property investments, including the disposal of the Bank's holdings in the ICA Group and MPR, realised profits of $17 million
- Disposal of holdings in DUET realised a profit of $6 million
- MCG units were sold to MIC for a profit of $59 million
- The sale of Macquarie's rights in relation to MCG's entitlement offer for the acquisition of ntl:Broadcast realised a profit of $32 million
- The deemed disposal of 77.5% of Macquarie Goodman Management (on formation of MGQ) recognised a profit of $300 million

Gain on deconsolidation of controlled entities and sale of businesses

The result for the twelve months to 31 March 2005 is $53 million, almost double the prior year, and includes gains relating to the deconsolidation of certain controlled entities and the sale of businesses including:

- South East Water
- Arlanda
- CH4
- Atlantic Aviation
- District Energy

Equity accounted income

Equity accounted income reflects Macquarie's share of the profits or losses of entities in which Macquarie has an equity investment and exerts significant influence (but not control) over the entity.

Equity accounted income of $35 million for the twelve months to 31 March 2005 includes the recognition of income relating to equity investments in:

- Macquarie Goodman Management/Macquarie Goodman Group
- Macquarie ProLogis Management
- Macquarie Capital Partners
- Macquarie DDR Management
- Shinhan Macquarie Financial Advisory Co. Limited
- RP Data

Dividends and distributions received/receivable from other securities and equity investments

The 71% increase in dividends and distributions for the twelve months to 31 March 2005 to $84 million has been driven by the growth of equity investments over the year and the performance of the underlying operations.

Significant dividends and distributions were received from:

- DUET
- MAp
- MCG
- MIG
- MCW
- MDT
- MOF
- MPR

Provision for diminution of equity investments

The write-back in the provision for diminution of equity investments for the twelve months to 31 March 2005 is primarily due to the improvement in the market price of MAp. Provisions against the Bank's holdings in MAp taken up in prior periods have now been released. These provision releases were partially offset by the write-down to net realisable value of certain equity investments held by Macquarie Direct Investment.

Securities held as an investment are carried at the lower of cost and net realisable value; therefore the recorded value of securities held on the balance sheet will not exceed the purchase price. The value of these securities may be written down below the purchase price if, at balance date, it is considered that an amount less than the purchase price of the securities will be recovered if the securities were to be disposed. If the value of the security subsequently increases, the carrying value of the security will be written back, to a maximum value equivalent to the initial purchase price, including securities received as consideration for disposals in the prior period.

From 1 April 2005, Macquarie is required to prepare financial statements using Australian Standards that are equivalent to IFRS. For information on the expected impact to the carrying value of investments under IFRS, refer to section 3.1.

Net loan loss

Net loan loss represents the write-off or provisioning against specific loan balances that are considered to be unrecoverable, net of any recoveries of amounts previously written off.

The strength of Macquarie's credit risk management policy has historically resulted in a low percentage of gross loan assets being written off. This trend has continued in the twelve months to 31 March 2005, with net loan losses of 0.2% of loan assets.

During the year, Macquarie had a small number of exposures to entities that became impaired, including Sons of Gwalia and China Aviation Oil.

General provision for credit losses

The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. The Bank's policy is that an amount equivalent to 0.55% of risk-weighted exposures be carried as a provision. The charge for the twelve months to 31 March 2005 is due to growth in risk-weighted assets.

Net income from businesses held for resale

This report generally follows an alternative approach to disclosure from the statutory format, which treats Macquarie's overall holding gains on businesses held for resale as a single item of other income. This presentation has been derived from the statutory reporting format by reclassifying relevant income, external interest and fee expenses, employment expense and other expenses related to businesses held for resale out of the respective statutory income and expense lines, and transferring them into net other income. Management believes that this alternative approach more appropriately reflects the impact of the transactions on the Bank's performance.

This alternative presentation is not followed in the Ten Year Summary in section 6 or the Average Balance Sheet in section 3.6. The adjustment required to reflect this alternative presentation is set out in the following tables.

Extract from Consolidated Profit & Loss – Year ended 31 March 2005

	Statutory Format $m	Reclassification of income and expenses for businesses held for resale $m	Alternative Format $m
Net interest income	370	35	405
Net fee and commission income	1,903	4	1,907
Net trading income	734	(4)	730
Net other income	742	(129)	613
Total income	3,749	(94)	3,655
Employment expenses	(1,958)	13	(1,945)
Other expenses	(630)	81	(549)
Total expenses	(2,588)	94	(2,494)
Profit before income tax	1,161	–	1,161

Extract from Consolidated Profit & Loss – Year ended 31 March 2004

	Statutory Format $m	Reclassification of income and expenses for businesses held for resale $m	Alternative Format $m
Net interest income	270	34	304
Net fee and commission income	1,318	–	1,318
Net trading income	562	–	562
Net other income	315	(119)	196
Total income	2,465	(85)	2,380
Employment expenses	(1,257)	22	(1,235)
Other expenses	(523)	63	(460)
Total expenses	(1,780)	85	(1,695)
Profit before income tax	685	–	685

During the twelve months to 31 March 2005, Macquarie held the following businesses for resale:

- South East Water (deconsolidated 30 April 2004)
- Arlanda Express (deconsolidated 8 April 2004)
- Atlantic Aviation (deconsolidated 22 December 2004)
- District Energy (deconsolidated 22 December 2004)
- RG Capital Radio
- DMG Regional Radio

Further details in respect of acquisitions and disposals of businesses held for resale are contained in section 3.2.

In the prior year, Macquarie held the following businesses for resale:

- South East Water
- Arlanda

Other

Other income includes life insurance income that is consolidated into Macquarie's results, property development income and profits from equipment sales by the leasing business, with the latter two being the main drivers of the growth for the twelve months to 31 March 2005.

2.6 Operating Expenses

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Employment expenses	**(1,219)**	(726)	68	**(1,945)**	(1,235)	57
Occupancy expenses	**(53)**	(48)	10	**(101)**	(91)	11
Non-salary technology expenses	**(59)**	(45)	31	**(104)**	(105)	(1)
Professional fees, travel and communication expenses	**(110)**	(80)	38	**(190)**	(147)	29
Other operating expenses	**(81)**	(73)	11	**(154)**	(117)	32
Total operating expenses	**(1,522)**	(972)	57	**(2,494)**	(1,695)	47
	%	%		%	%	
Employment expenses/total income	**53.5**	52.7		**53.2**	51.9	
Other expenses/total income	**13.3**	17.9		**15.0**	19.3	
Total expenses/total income	**66.8**	70.6		**68.2**	71.2	

Total operating expenses are up 47% on the prior year. Employment expenses account for 78% of total operating expenses. The three main factors that drive the Bank's employment expense are headcount, market conditions and performance-based remuneration. Full details of the Bank's remuneration policy and remuneration disclosures are in the 2005 Financial Report.

Operating expenses have increased due to growth of the Bank both domestically and internationally. However, a cost conscious approach by management has achieved excellent results with total operating income increasing at a faster rate than total operating expenses.

The result is a fall in the total expense/total income ratio from 71.2% for the prior year to 68.2% for the twelve months to 31 March 2005. Adjusting this measure to exclude the impact of the formation of MGQ, the total expense/total income ratio for the year to 31 March 2005 is 69.2%. This continues the trend of the recent past as reflected in the graph below.

Total Operating Expenses and Headcount by Group
Service areas ☐ IBG ☐ T&C ■ BPG ☐ EMG ■
FMG ☐ FSG ▩ Expense/Income Ratio —■—
Year ended 31 March
Headcount Expense to income ratio %


7000
6000
5000
4000
3000
2000
1000
0
80
78
76
74
72
70
68
66
2000
2001
2002
2003
2004
2005

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal.

As shown in the tables below, total headcount has increased 15% in the twelve months to 31 March 2005 to 6,556, representing an additional 840 staff.

Headcount by Group

	As at			% Movement	
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
Operating Groups					
Investment Banking	**1,838**	1,687	1,603	9	15
Treasury & Commodities	**390**	385	358	1	9
Banking & Property	**1,040**	1,007	912	3	14
Equity Markets	**283**	248	210	14	35
Financial Services	**1,104**	1,050	1,045	5	6
Funds Management	**167**	159	160	5	4
Total headcount – operating Groups	**4,822**	4,536	4,288	6	12
Total headcount – service areas	**1,734**	1,539	1,428	13	21
Total headcount at end of period	**6,556**	6,075	5,716	8	15

The Investment Banking, Banking & Property and Equity Markets Groups have all experienced double-digit growth, adding 436 staff between them. However the growth of the Bank internationally, and the increased diversity of the Bank's operations has required significant investment in the underlying infrastructure to support the operating Groups. In order to provide the infrastructure and support, and to provide the capability for further international growth, the headcount of support areas has increased by 21%, representing 306 additional staff.

Headcount by Region

	As at			% Movement	
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
Regions					
Australia	**4,809**	4,537	4,359	6	10
Africa	**24**	21	19	14	26
Americas	**448**	410	336	9	33
Asia-Pacific	**902**	786	715	15	26
Europe	**373**	321	287	16	30
Total headcount at end of period	**6,556**	6,075	5,716	8	15

The majority of growth in headcount has been offshore with Australian headcount only increasing by 10% on the prior year. All international regions have experienced growth in excess of 25% on the prior year, with Europe and the Americas showing headcount increases on the prior year of 30% and 33% respectively.

2.7 Segment Contributions

Summary of Segments Including Contributions to Total Income



Investment Banking 34%
Comprises Corporate Finance, Advisory, Underwriting, Facilitation, Broking and Real Estate/ Property Development.
Asset and Wealth Management 36%
Comprises distribution and manufacture of funds management products.
M&A, Advisory and Underwriting
Infrastructure, property & other specialist funds
Institutional Stockbroking
Financial Products
Retail and wholesale funds management and private client broking
Banking & Securitised Lending
Commodities
Equipment and other leasing
FX, Futures, Treasury & Debt Markets
Property Lending
Other Lending
Equity Derivatives
Lending 13%
Comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas.
Financial Markets 17%
Comprises trading in fixed income, equities, currency, commodities and derivative products.

Basis of Preparation

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 'Segment Reporting', because the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

Segment Results

	Asset & Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Full Year Ended 31 March 2005					
Profit and Loss					
Total income	**1,309**	**636**	**1,226**	**484**	**3,655**
Total expenses	**(843)**	**(427)**	**(868)**	**(356)**	**(2,494)**
Profit before income tax	**466**	**209**	**358**	**128**	**1,161**
Income tax expense	**(138)**	**(31)**	**(79)**	**(32)**	**(280)**
Profit after income tax	**328**	**178**	**279**	**96**	**881**
Balance Sheet					
Total assets	**4,161**	**25,831**	**6,050**	**13,271**	**49,313**
Contribution					
Contribution to Group total income (%)	**36**	**17**	**34**	**13**	**100**
Full Year Ended 31 March 2004					
Profit and Loss					
Total income	725	574	750	331	2,380
Total expenses	(525)	(380)	(533)	(257)	(1,695)
Profit before income tax	200	194	217	74	685
Income tax expense	(54)	(33)	(54)	(20)	(161)
Profit after income tax	146	161	163	54	524
Balance Sheet					
Total assets	3,092	24,215	6,475	9,989	43,771
Contribution					
Contribution to Group total income (%)	30	24	32	14	100
Half Year Ended 31 March 2005					
Profit and Loss					
Total income	958	352	720	248	2,278
Total expenses	(590)	(240)	(502)	(190)	(1,522)
Profit before income tax	368	112	218	58	756
Income tax expense	(110)	(12)	(42)	(11)	(175)
Profit after income tax	258	100	176	47	581
Balance Sheet					
Total assets	4,161	25,831	6,050	13,271	49,313
Contribution					
Contribution to Group total income (%)	42	15	32	11	100
Half Year Ended 30 September 2004					
Profit and Loss					
Total income	351	284	506	236	1,377
Total expenses	(253)	(187)	(366)	(166)	(972)
Profit before income tax	98	97	140	70	405
Income tax expense	(28)	(19)	(37)	(21)	(105)
Profit after income tax	70	78	103	49	300
Balance Sheet					
Total assets	3,943	19,926	6,433	11,812	42,114
Contribution					
Contribution to Group total income (%)	25	21	37	17	100

3.1 International Financial Reporting Standards Changes in Accounting Treatment

Impact of adopting Australian equivalents to International Financial Reporting Standards

The Bank and economic entity will be required to prepare financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements (AIFRS) from 1 April 2005. The first financial statements that the Bank and economic entity will prepare in accordance with AIFRS will be for the half year ending 30 September 2005 and the financial year ending 31 March 2006.

In accordance with AIFRS, the comparative financial statements for each of these periods will be restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* (AASB 132) and AASB 139: *Financial Instruments: Recognition and Measurement* (AASB 139). As permitted by the transitional provisions of AIFRS, management has elected to defer the application of AASB 132 and AASB 139 for 12 months. Comparative information for financial instruments will be prepared on the basis of the economic entity's current accounting policies under Australian GAAP (AGAAP). Adjustments required on transition to AIFRS will be made retrospectively, mostly against opening retained earnings, at the respective dates. The tables below group these changes by the date from which they will be applicable. Restated comparatives will not be reported in financial statements until 30 September 2005, being the first half year reported in accordance with AIFRS.

AIFRS is not expected to change the economics of the business, or the risks being carried, or affect our ability to borrow funds or make dividend distributions.

Transition management

A formal AIFRS conversion project has been established, with the project team being responsible for assessing the impact that AIFRS will have on the accounting and reporting of the Bank and economic entity, and managing the transition to AIFRS. The project team is also responsible for keeping abreast of developments in AIFRS. The project team regularly reports to the Chief Financial Officer, Executive Committee, and Board Audit and Compliance Committee.

The project is divided into three distinct phases: impact assessment and evaluation, systems and process development, and implementation. Management have been working with external AIFRS specialists to ensure that the quality of interpretation of the standards and application to the Bank and the economic entity is high. The first phase of the project is primarily complete, and the systems and process development phase is complete. The implementation phase is nearing completion, with finalisation largely dependent on the resolution of interpretive issues.

Key accounting issues

The key potential implications of the transition to AIFRS on the Bank's and economic entity's accounting policies are detailed below.

Regulatory capital

Many of the changes below will have an impact on the Bank's and economic entity's assets and equity items which are included in the calculation of regulatory capital. The Australian Prudential Regulation Authority (APRA) has advised that it will not make any AIFRS-related changes to the existing prudential framework until it has completed relevant consultations.

In late February, APRA issued its first AIFRS consultation paper dealing with fair value measurement, loan impairment, hedging and certain other issues. These proposals are intended to apply from 1 January 2006. Some of APRA's proposals either require further clarification or require consideration of additional aspects before becoming final. Our initial review indicates most recommendations will not have a significant impact on the economic entity's regulatory capital.

The more significant issues for the Bank and the economic entity (e.g. Tier 1 capital instruments and securitisations) have yet to be addressed by APRA. Subsequent discussion papers will address these issues. In the interim, APRA-regulated institutions will need to continue to comply with, and report in terms of, current prudential standards.

Changes applicable in comparative period commencing 1 April 2004
The table below summarises the nature of the more significant changes in accounting policies and adjustments expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004 (excluding the effect of tax and profit share) and reported in the half-year results to 30 September 2005. This includes all material AIFRS changes excluding those arising from AASB 132 and AASB 139. The amount of the adjustments arising on transition to AIFRS have been reliably estimated. As some policy decisions have not been finalised and interpretations on some issues are still evolving, estimates are indicative only (i.e. their purpose is to convey the direction and approximate scale of impact) and actual adjustments may vary.

Description	**Expected impact**	**Estimated gross adjustment** (excluding the effect of tax and profit share)
Consolidation of certain Special Purpose Entities (SPEs): Under AGAAP, many SPEs are not consolidated. Under AIFRS, a different interpretation of the consolidation rules applicable to SPEs requires a reassessment of the accounting for existing securitisations – both of the Bank's own assets and of its customers' assets. Most of the Bank's mortgage securitisations and some other SPEs will now be consolidated by the economic entity, because the economic entity is exposed to the majority of the residual income and/or residual risk associated with the SPE.	Mortgage SPEs The underlying mortgage loans and liabilities to noteholders (along with derivatives) held by the SPEs will be reported on the Bank's consolidated balance sheet. Derivatives will be carried at fair value from 1 April 2005. The income statement will no longer report management fees and other fees earned from the SPEs. Instead, the income statement will report gross interest income earned on mortgage loans, interest expense accrued to noteholders, movements in the fair values of derivatives (unless rules for cash flow hedging are met), and any remaining net margin reflected in profit or loss. Certain derivatives held by the mortgage SPEs may not qualify for hedge accounting and consequently changes in the fair value of these derivatives will result in volatility in earnings.	Mortgage loans and liabilities will each increase by approximately $12 billion on transition and an additional $3 billion at 31 March 2005. No material retained earnings adjustments. Adjustments to carry derivatives at fair value, apply the hedge accounting requirements of AASB 139 and to measure interest income/interest expense on an effective yield basis will be made in the following year (adjustment to balance sheet as at 1 April 2005 and first reported 30 September 2005).
	Other SPEs Other SPEs that will be consolidated relate to certain managed funds and repackaging vehicles. For these other SPEs, the underlying SPE assets and liabilities will be recorded in the Bank's balance sheet. There is not expected to be any profit impact arising from consolidation of these SPEs.	On transition and at 31 March 2005, assets and liabilities are expected to each increase by approximately $3 billion. No material retained earnings adjustments.

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Share based payments: Under AGAAP, options granted to employees for nil monetary consideration are not recognised. Shares granted to employees (in lieu of profit share entitlements) under share acquisition plans are recognised as an expense.	As permitted by the transitional provisions of AIFRS, management has elected not to apply the new rules to options granted on or before 7 November 2002, and options granted after 7 November 2002 that vest before 1 January 2005.	
Under AIFRS, the economic entity is required to recognise an expense for shares and options granted to employees. The shares and options are measured at their grant dates based on their fair value and, using the number expected to vest, the aggregate amount is allocated evenly over the vesting periods. The number of shares and options expected to vest is subsequently adjusted for changes in expectations. These rules apply mandatorily to options granted after 7 November 2002 that vest after 1 January 2005.	On transition, an options reserve (equity) will be created, with an offsetting adjustment to retained earnings. This adjustment will reflect the amount to have been amortised for the period from 7 November 2002 to 31 March 2004. After transition, an options reserve and an employee expense will be recognised each period for the amount allocated to that period. Subsequent to transition, the annual expense may increase as the number of unvested options granted each period since November 2002 increases. Assuming that the current Employee Option Plan continues, the full impact of unvested options will be reflected from the financial year ending 31 March 2008.	On transition, an options reserve will be created for approximately $11 million, with an offsetting reduction in retained earnings. After transition, the expense to be recognised (and increase to options reserve) in the comparative period ending 31 March 2005 is estimated to be approximately $30 million.

Changes applicable in comparative period commencing 1 April 2004 continued

Description	***Expected impact***	***Estimated gross adjustment*** (excluding the effect of tax and profit share)
Consolidation of employee benefit trusts and plans: Employees may sacrifice part of their cash remuneration entitlement in return for fully-paid ordinary shares of MBL. Plans are established to purchase MBL shares on market and allocate them to the employees. Under AGAAP, an accrued liability and expense is recognised for the cash remuneration entitlement. When the monies are paid to the Plan Company, the accrual is utilised. These plans are not consolidated by the economic entity as the beneficial ownership remains with the employees who participate in the plans, as administered by the Plan Company on their behalf. Under AIFRS, UIG-112 *Consolidation – Special Purpose Entities* was recently amended so that equity compensation plans are included within its scope. Hence, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of a share-based payment arrangement will be required to consolidate that trust.	The underlying net assets of some of the employee benefit plans will be reported on the Bank's consolidated balance sheet. For those arrangements not subject to any vesting conditions, there is no transition adjustment to retained earnings, because the assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity and obligations of the plan (to deliver fully vested MBL shares) are recognised as an increase in equity as a share-based payment. Subsequent to transition, there is also no impact on net assets; however, these transactions will be reflected within equity each period: – equity will decrease for shares bought on market by the Plan Company; and – equity will increase for fully vested shares delivered in satisfaction of the accrued employee benefit liabilities (a share-based payment). For certain arrangements subject to vesting conditions, on transition, the accrued liability (representing the unvested component) is reversed. Subsequent to transition, this unvested component is recognised as a share-based payment transaction over the vesting period. The assets held by the plan (i.e. MBL shares) are recognised as a reduction in equity.	Even though there is no transition impact on retained earnings, after transition additional movements in equity will be reported. On transition, the accrued liability reversed is $25 million, with an offsetting adjustment to retained earnings. After transition, the expense to be recognised in the comparative period ending 31 March 2005 will be $8 million.

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Taxation: A "balance sheet" approach will be adopted, replacing the "statement of financial performance" approach currently applied. The new method will recognise deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base.	It is expected that there will be some increases in the levels of deferred tax assets and liabilities. For example, additional deferred tax balances will be created from: carrying investments in associates and joint venture entities using the equity method of accounting and, as a consequence of applying AASB 139 at 1 April 2005, from: – unrealised movements in the fair value of available for sale assets; – choosing to carry some financial instruments at fair value through profit or loss; and – using cash flow hedge accounting.	While there will be some changes to the balances of deferred tax assets or liabilities, profit or loss, retained earnings, and other reserves, the changes will not be material.

Changes applicable in comparative period commencing 1 April 2004 continued

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Investments in entities that are also managed by the economic entity: The economic entity holds an ownership interest in some of the funds that it manages. Consequently, the economic entity is required to determine the degree of influence it has over the funds' operating and financial policies. Under AGAAP, the economic entity considers that it does not significantly influence such funds where it has an ownership interest carrying voting rights of less than 20%. This interpretation has been applied where its position as manager could be terminated without cause by a vote of unitholders. Under AIFRS, the current interpretation is that a manager significantly influences the fund when it has any level of ownership interest carrying voting rights (e.g. 1%), and controls the fund when voting rights exceed 50%. Under both AGAAP and AIFRS, where the investment in associate is held for sale, equity accounting is not applied, and the investment is carried at the lower of cost and fair value less selling costs.	On transition, the investments will need to be measured using the equity method of accounting, instead of being carried at historical cost (subject to an annual test of recoverable amount). Under the equity method of accounting, the economic entity picks up its share of the fund's results (and records this in the economic entity's income statement), and reduces its investment for distributions received from the fund. An offsetting adjustment will be made to retained earnings. After transition, the investments will continue to be carried using the equity method of accounting. Consequently, the carrying amount will be increased or decreased each period for the economic entity's share of earnings, and other equity movements, of the fund after the acquisition of the investment. Some investments that are unit trusts may avail themselves of the exemption in AASB 128: *Investments in Associates* from applying the equity method of accounting to investments they hold in associates (and thereby choose to carry such investments at fair value through profit or loss under AASB 139: *Financial Instruments: Recognition and Measurement*). This accounting policy may be changed in the economic entity's financial statements to follow the economic entity's policy for accounting for investments in associates (i.e. the equity method of accounting may be applied). If an accounting policy must be applied consistently to all transactions/balances of a specified nature, and a fund applies a policy that is different to the economic entity's policy (e.g. investment properties can be carried at either fair value or on a cost basis), then the fund's policy is changed in the economic entity's financial statements to follow the economic entity's policy.	At 31 March 2005, investments in managed entities recorded under AGAAP at cost of approximately $1 billion will be reclassified from other securities or equity investments to investments in associates. The adjustments to retained earnings to take up the economic entity's share of the funds' results cannot be quantified, because, amongst interpretative issues still evolving, the funds have not finalised their own AIFRS transitional adjustments or published their final impacts.

Description	Expected impact	Estimated gross adjustment (excluding the effect of tax and profit share)
Foreign currency translation: Under AGAAP, the Bank considers its foreign operations to generally be integrated operations. Consequently, monetary items are translated using the period end spot exchange rates, non-monetary items are translated using the historical exchange rates, and resulting foreign exchange differences are immediately recognised in earnings. Under AIFRS, the functional currency of each foreign operation is determined based on a hierarchy of factors. Generally, the Bank determines the foreign operation's functional currency to be the currency of the country where it is located, because the revenues are determined by the local market conditions and in the local currency, and a majority of operating costs are denominated in the local currency.	For foreign operations determined to have a functional currency of the country where they are located, the method of translating from their functional currency to Australian dollars changes. The translation process requires: – assets and liabilities of the operation to be translated at the period end spot exchange rate; – profit or loss items to be carried at the average exchange rate; and – any resulting foreign exchange differences to be carried in equity (via a foreign currency translation reserve). As permitted by the transitional provisions of AIFRS, management has elected to reset the foreign currency translation reserve to nil on transition. As discussed below, the economic entity expects to apply hedge accounting to its net investments.	On transition, the foreign currency translation reserve created of $4 million will be reset to nil with an offsetting adjustment to reduce retained earnings.

Of the above changes expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004, the following changes are expected to be made to the Bank's statement of financial position as at 1 April 2004:

- share-based payments – as most of the economic entity's employees are employed by the Bank, an adjustment for a similar amount as above will be made. The Bank is unable to quantify the actual adjustment, because the International Financial Reporting Interpretations Committee is currently considering the accounting treatment where options in a parent are granted to employees of a subsidiary;
- consolidation of employee benefit trusts and plans – adjustments for similar amounts as above are expected to be made, because the plan is considered to be part of the Bank. The Bank is unable to quantify the actual adjustment, because the International Financial Reporting Interpretations Committee is currently considering the accounting treatment where shares in a parent are granted to employees of a subsidiary;
- taxation – carrying available for sale assets at fair value will cause a deferred tax liability (with an offsetting adjustment to the equity reserve) to be recognised from 1 April 2005. Similar to above, the changes will not be material;
- investments in entities that are also managed by the economic entity – at 31 March 2005, investments recorded under AGAAP at cost of approximately $160 million will be reclassified to investments in associates from other securities. No adjustment to retained earnings will be made because management has chosen to continue to carry such investments at cost;
- the Bank's investments in subsidiaries, which were previously carried at deemed cost less provision for impairments, will be carried at historic cost less any impairment provision. This will result in the reversal of net revaluation increments of $73 million at 31 March 2004 with a corresponding reduction in the investment revaluation reserve of $61 million and retained earnings of $12 million. A further adjustment to increase investments in subsidiaries by $7 million with an offsetting credit to retained earnings will be required to reverse certain impairment provisions previously recognised and to recognise the impairment of individual subsidiaries under the AIFRS impairment rules. No adjustment to profit for the year ended 31 March 2005 for impairment of subsidiaries will be made.

Changes applicable from 1 April 2005

The table below summarises the nature of the more significant changes in accounting policies and adjustments expected to be made to the economic entity's statement of financial position as at 1 April 2005 (excluding the effect of tax and profit share) and reported in the half-year results to 30 September 2005, in addition to the table above. This includes all material AIFRS changes arising from AASB 132 and AASB 139. Where possible, the amounts of the adjustments arising on transition to AIFRS have been reliably estimated. As some policy decisions have not been finalised and interpretation on some issues is still evolving, estimates are indicative only (i.e. their purposes is to convey the direction and approximate scale of impact) and actual adjustments may vary.

Description	Expected impact (excluding the effect of tax and profit share)
Provisions for loan impairment: AIFRS requires an incurred loss model for general loan provisioning. Provisions are to be recognised only in respect of those losses for which there is "objective evidence" of impairment at each balance date and must be calculated based on the discounted values of expected future cash flows. Specific provisions will continue to be recognised under AIFRS, and where individual loans are found not to be impaired, they will be placed into pools of assets with similar risk profiles to be collectively assessed for losses that have been incurred but not yet identified. The Bank's general provision for credit losses is currently maintained at 55 basis points of risk-weighted assets.	The methodology to calculate this incurred loss provision has been developed. The application of this methodology would result in a substantial reduction in the provision at 1 April 2005. However, Australian industry practice is still developing in this area, and the final opening adjustment cannot yet be reliably estimated.

Description	Expected impact (excluding the effect of tax and profit share)
Derivatives: Under AGAAP, non-trading derivatives are measured on an accruals basis. Non-trading derivatives include those for which hedge accounting is applied. Under AIFRS, all derivatives, including those used for balance sheet hedging purposes, are required to be recognised on balance sheet and carried at fair value. Movements in the carrying amounts of derivatives are recognised in earnings, unless cash flow or net investment hedge accounting is applied. Where strict hedge criteria are met, AIFRS permits cash flow hedging, fair value hedging and hedging a net investment in a foreign operation. - For a derivative designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity and subsequently released to the income statement when the hedged item affects the income statement. Any ineffective portion is reported in the income statement as it arises. - For a derivative designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative is recognised in the income statement immediately, with the associated loss or gain on the hedged item attributable to the hedged risk. - For a derivative designated as hedging a net investment of a foreign operation, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is sold.	A hybrid approach is being adopted to address the earnings volatility arising from carrying all derivatives at fair value. This includes choosing to carry another financial instrument with offsetting exposure at fair value (i.e. designate the instrument as one that is carried at fair value through profit or loss), applying fair value hedge accounting to some exposures, applying cash flow hedge accounting to other exposures, and accepting a level of volatility. The key areas where the economic entity expects to apply hedge accounting are: - cash flow hedging for interest rate risk arising from the consolidated mortgage securitisation vehicles and other structured products; - fair value hedging for foreign exchange risk arising from investments in foreign-denominated equity instruments; and - net investment hedging for foreign exchange risk arising from foreign operations. It is expected that these new rules will introduce some volatility in profit or loss and equity reserves based on changes in interest rates and foreign exchange rates. The overall impact after applying the hedging approach and excluding MIPS derivative volatility is expected to reduce retained earnings by approximately $20 million. Other equity derivitives, carried at cost under AGAAP and recognised at fair value under AIFRS, will result in a credit to retained earnings of approximately $12 million.

Changes applicable from 1 April 2005 continued

Description	Expected impact (excluding the effect of tax and profit share)
Interest revenue and expense recognition (effective interest rate): Under AGAAP, certain upfront fees and associated transaction costs are recognised immediately on origination of the loans. Under AIFRS, these fees and associated transaction costs must be capitalised and included in the loan's effective interest rate and recognised over the expected life of the loan.	Certain fees and transaction costs will no longer be recognised upfront as revenue or expense, but will be amortised over the life of the loan through the yield. On adoption, this is expected to decrease loans and receivables by approximately $25 million with a corresponding reduction in retained earnings. Some reclassifications between fee income and interest income in the income statement will occur.
Non-current assets held for sale: The economic entity invests in entities that own infrastructure assets, and subsequently sells them to funds. Under AGAAP, these entities are consolidated when the economic entity holds a controlling interest. Under AIFRS, when such investments are to be recovered principally through sale, rather than continuing use, they will be classified as 'held for sale' if the sale is expected to occur within one year of the classification. In such circumstances, the investments will continue to be consolidated by the economic entity where a controlling interest is held. However, the total underlying assets and total underlying liabilities will each be presented in the consolidated balance sheet as two separate line items. Further, in contrast to AGAAP, depreciation/amortisation on depreciable (intangible and tangible) assets is not recognised, and the carrying amount of the net assets is subject to a ceiling test of fair value less costs to sell.	On adoption, the underlying assets and liabilities of entities controlled by the economic entity, and that meet the criteria to be classified as held for sale, will be presented as two line items in the consolidated balance sheet – total assets held for sale and total liabilities held for sale. The impact is not expected to be material to opening retained earnings nor, after adoption, to on-going earnings.

Description	Expected impact (excluding the effect of tax and profit share)
Available for sale financial instruments: Certain equity investments and debt investment securities currently carried at historical cost/amortised cost will be reclassified to available for sale financial instruments under AIFRS. This treatment does not apply to investments in associates, joint ventures, or subsidiaries that are accounted for according to AASB 128: Investments in Associates, AASB 131: Interests in Joint Ventures, AASB 127: Consolidated and Separate Financial Statements.	On adoption, the carrying amount of those financial instruments designated as available for sale will increase by approximately $90 million, with an equity reserve (before tax) being created for an equivalent amount. Following adoption, available for sale financial instruments will be carried at fair value with changes in fair value recognised in an equity reserve, and transferred to earnings when the financial instruments are sold. This may result in volatility in the equity reserve, depending on future movements in fair values. Interest income on debt investment securities that fall within this classification will be recognised in earnings according to the effective interest method. If there is objective evidence that an available for sale asset is impaired, the cumulative amount recognised in equity is recycled and recognised in earnings. Subsequent changes in fair value are recognised directly in equity, unless the instrument is a debt instrument, in which case increases in fair value that objectively relate to a subsequent event are treated as a reversal of an impairment loss and recognised in earnings.
Financial instruments at fair value: One of the solutions for dealing with the volatility arising from carrying all derivatives at fair value is to irrevocably choose to carry some financial assets or financial liabilities with a natural offsetting exposure at fair value through the profit or loss. Consequently, as permitted by the transitional provisions of AIFRS, management has designated (at the date of transition) certain financial assets and borrowings to be carried at fair value through profit or loss.	Certain financial instruments will be reclassified to fair value through the profit or loss. On transition, these will be remeasured to their fair value, with an offsetting adjustment to increase retained earnings of $10 million. After transition, measuring the financial instruments at fair value means that changes to interest rates and credit spreads will impact earnings immediately. Since this approach is being taken to minimise the impact of volatility from carrying derivatives at fair value, any retained earnings adjustment on transition (and any subsequent impact on earnings) will be largely offset by revaluing derivatives used to mitigate these risks.
Debt vs equity classification: MIS securities	Under AGAAP, the MIS are classified as equity. Under AIFRS, no change in classification is expected; the MIS will continue to be classified as equity.

Changes applicable from 1 April 2005 continued

Description	Expected impact (excluding the effect of tax and profit share)
Debt vs equity classification: MIPS securities Hybrid capital (Macquarie Income Preferred Securities) was recently raised in a foreign currency, which is classified as outside equity interest in the economic entity.	Under AGAAP, the hybrid capital is classified as equity. Under AIFRS, no change in classification is expected; the hybrid capital will continue to be classified as equity and continue to be included within outside equity interest.
Hedging of MIPS securities Economically, the interest rate risk and foreign exchange risk is hedged through the use of derivatives and existing foreign currency denominated assets. Under AGAAP, hedge accounting is applied. However, under AIFRS, hedging own equity issued is not permitted.	Under AIFRS (as noted above), all derivatives (interest rate swaps and forward exchange contracts) are carried at fair value. Even though hedge accounting is not permitted for derivatives used to hedge risks arising from the MIPS, changes in the fair value of foreign exchange contracts due to changes in the spot rate are expected to naturally offset the changes from retranslating foreign currency denominated assets. Changes in fair value of foreign exchange contracts due to time value will result in some volatility in earnings, but this is not expected to be material. Changes in the fair value of the interest rate swaps will be recognised in earnings, creating volatility. On adoption, the interest rate swaps will be adjusted from their accrual value to fair value by $19 million, with an offsetting credit to opening retained earnings.

Of the above changes expected to be made in the economic entity's consolidated statement of financial position as at 1 April 2005, the following changes are expected to be made to the Bank's statement of financial position as at 1 April 2005:

- provisions for loan impairment – an adjustment for a slightly lower amount to the economic entity amount is expected to be made;
- derivatives – similar to above, a hybrid approach is being adopted to address the earnings volatility arising from carrying all derivatives at fair value. The key areas where the Bank expects to apply hedge accounting are fair value hedging for foreign exchange risk arising from investments in foreign-denominated equity instruments, and investments in associates and subsidiaries. The overall impact is not expected to be material;
- interest revenue and expense recognition (effective interest rate) – similar to above, loans receivable will decrease by $16 million with a corresponding reduction in retained earnings;
- available for sale financial instruments – similar to above, on adoption the carrying amount of the investments will increase by approximately $80 million;
- debt vs equity classification – no changes to the classification of MIS securities, or to convertible debentures issued as part of the MIPS securities. Both will continue to be classified as equity; and
- hedging of MIPS securities – same as above, except that the interest rate swaps will be designated in a cash flow hedge relationship with an intercompany loan. Therefore, changes in the fair value of the interest rate swaps will be deferred in equity and recycled to earnings as interest on the intercompany loan is accrued. On transition, the interest rate swaps will be adjusted from their accrual value to fair value by $19 million, with an offsetting adjustment to credit a cash flow hedging reserve in equity.

3.2 Acquisitions and Disposals of Controlled Entities

Entities Acquired or Consolidated during the period due to a change in control:

District Energy

On 30 June 2004, a controlled entity of the Bank acquired 100% of various Chicago energy companies which operate a number of cooling plants in the Chicago area, for a cost of $197 million. On 29 September 2004, a controlled entity of the Bank acquired control of various Las Vegas energy companies for a cost of $36 million. These two related acquisitions are collectively known as District Energy.

Atlantic Aviation

On 29 July 2004, a controlled entity of the Bank acquired 100% of various companies (collectively Atlantic Aviation) which provide services to a number of North American airports, for a cost of $317 million.

RG Capital Radio

On 20 August 2004, a wholly owned subsidiary of the Bank received Federal Court approval for its proposed Scheme of Arrangement for the acquisition of 100% of the issued shares and options of RG Capital Radio Pty Limited (RG Capital Radio) for a cost of $178 million. Settlement of the transaction took place on 2 September 2004.

DMG Regional Radio

On 10 September 2004, a wholly owned subsidiary of the Bank acquired 100% of DMG Regional Radio Pty Limited (DMG Regional Radio) for a cost of $194 million.

Entities Disposed of or Deconsolidated during the period due to change in control:

Deconsolidation of South East Water

On 30 April 2004, a subsidiary of the Bank sold a 75.1% interest in South East Water plc (SEW). 50.1% of this interest was sold to Macquarie European Infrastructure Fund (MEIF) at cost. As a result of the sales the Bank is no longer required to consolidate its interest in SEW. In October 2004 and December 2004 the Bank disposed of its remaining interest in SEW.

Deconsolidation of Arlanda

On 8 April 2004, the Bank's investment in MEIF was diluted from 100% to 16.1%. MEIF included a 100% investment in A-Train AB and A-Train Invest AG (collectively Arlanda Express). As a result of the sale, the Bank is no longer required to consolidate its interest in MEIF and its interest in Arlanda Express.

Deconsolidation of CH4 Gas Limited

On 7 April 2004, the Bank's investment in CH4 Gas Limited (CH4) was diluted from 66% to 41%. From that date, the Bank ceased to consolidate its interest in CH4. Due to the Bank's ongoing ownership interest, the investment in CH4 has been equity accounted from that date.

Deconsolidation of District Energy and Atlantic Aviation

On 21 December 2004, a wholly-owned subsidiary of the Bank, Macquarie Infrastructure Company Trust (MIC), was floated on the New York Stock Exchange. As a result of the float, the Group's effective interest in MIC reduced from 100% to 7.5%. On 22 December 2004, the Bank's investments in District Energy and Atlantic Aviation were sold to MIC. The Group's 7.5% investment in MIC has been equity accounted from 22 December 2004.

3.3 Detailed Profit and Loss Information

		Half year to			Full year to		
	Note	**Mar 05 $m**	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Interest income		**830**	803	3	**1,633**	1,235	32
Interest expense		**(613)**	(615)	–	**(1,228)**	(931)	32
Net interest income		**217**	188	15	**405**	304	33
Fee and commission income	1	**1,419**	952	49	**2,371**	1,649	44
Fee and commission expense		**(252)**	(212)	19	**(464)**	(331)	40
Net fee and commission income		**1,167**	740	58	**1,907**	1,318	45
Net trading income		**394**	336	17	**730**	562	30
Other income		**526**	168	213	**694**	274	153
Other expenses		**(26)**	(55)	(53)	**(81)**	(78)	4
Net other income		**500**	113	large	**613**	196	213
Total income		**2,278**	1,377	65	**3,655**	2,380	54
Employment expenses	2	**(1,219)**	(726)	68	**(1,945)**	(1,235)	57
Occupancy expenses	3	**(53)**	(48)	10	**(101)**	(91)	11
Non-salary technology expenses	4	**(59)**	(45)	31	**(104)**	(105)	(1)
Professional fees, travel and communication expenses	5	**(110)**	(80)	38	**(190)**	(147)	29
Other operating expenses		**(81)**	(73)	11	**(154)**	(117)	32
Total expenses		**(1,522)**	(972)	57	**(2,494)**	(1,695)	47
Profit before income tax		**756**	405	87	**1,161**	685	69
Income tax expense	sec 3.4	**(175)**	(105)	67	**(280)**	(161)	74
Profit after income tax		**581**	300	94	**881**	524	68
Outside equity interest							
Macquarie Income Preferred Securities		**(27)**	(1)	large	**(28)**	–	large
Other equity holders		**–**	(1)	(100)	**(1)**	(3)	(67)
Profit after income tax attributable to MBL equity holders		**554**	298	86	**852**	521	64
Distributions paid or provided on Macquarie Income Securities		**(15)**	(14)	7	**(29)**	(27)	7
Profit after income tax attributable to MBL ordinary equity holders		**539**	284	90	**823**	494	67

The notes supporting the detailed Profit and Loss Statement are set out overleaf. The detailed Balance Sheet with supporting notes is set out in section 3.6.

Notes to the Profit and Loss Statement

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
1. Fee and Commission Income						
Fee and commission income	**1,407**	939	50	**2,346**	1,620	45
Net income from life insurance business	**12**	13	(8)	**25**	29	(14)
Total fee and commission income	**1,419**	952	49	**2,371**	1,649	44
2. Employment Expenses						
Salary, salary-related costs, superannuation, performance-related profit share and staff training	**(1,215)**	(716)	70	**(1,931)**	(1,226)	58
Provision for annual leave	**(2)**	(7)	(71)	**(9)**	(5)	80
Provision for long service leave	**(2)**	(3)	(33)	**(5)**	(4)	25
Total employment expenses	**(1,219)**	(726)	68	**(1,945)**	(1,235)	57
3. Occupancy Expenses						
Operating lease rental	**(37)**	(37)	–	**(74)**	(68)	9
Depreciation: furniture, fittings and leasehold improvements	**(7)**	(6)	17	**(13)**	(13)	–
Other occupancy expenses	**(9)**	(5)	80	**(14)**	(10)	40
Total occupancy expenses	**(53)**	(48)	10	**(101)**	(91)	11
4. Non-Salary Technology Expenses						
Information services	**(24)**	(19)	26	**(43)**	(32)	34
Depreciation: computer equipment and software	**(13)**	(12)	8	**(25)**	(46)	(46)
Other non-salary technology expenses	**(22)**	(14)	57	**(36)**	(27)	33
Total non-salary technology expenses	**(59)**	(45)	31	**(104)**	(105)	(1)
5. Professional Fees, Travel and Communication Expenses						
Professional fees	**(56)**	(38)	47	**(94)**	(77)	22
Travel expenses	**(34)**	(26)	31	**(60)**	(40)	50
Communication expenses	**(14)**	(10)	40	**(24)**	(18)	33
Depreciation: communication equipment	**(2)**	(2)	–	**(4)**	(5)	(20)
Auditors' remuneration[1]	**(4)**	(4)	–	**(8)**	(7)	14
Total professional fees, travel and communication expenses	**(110)**	(80)	38	**(190)**	(147)	29

[1] Includes remuneration for audit and other services.

3.4 Income Tax Expense

Prima facie income tax on profit before income tax is reconciled to the income tax expense charged in the Profit and Loss as follows:

	Half year to			Full year to		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Profit before income tax	**756**	405	87	**1,161**	685	69
Prima facie income tax expense (at 30%)	**(227)**	(121)	88	**(348)**	(205)	70
Add/(deduct) tax effect of permanent differences:						
Rate differential on offshore income	**30**	25	20	**55**	28	96
Distribution paid/provided on MIS	**–**	–	–	**–**	8	(100)
Provision in relation to MIS	**–**	–	–	**–**	(8)	(100)
Distribution provided on MIPS and related distributions	**7**	1	large	**8**	–	large
Net effect of different tax rates for life insurance business	**2**	2	–	**4**	4	–
Rebateable dividend income	**3**	1	200	**4**	5	(20)
Dividend paid/provided on Converting Preference Shares	**–**	–	–	**–**	(2)	(100)
Other items	**10**	(13)	(177)	**(3)**	9	(133)
Total income tax expense	**(175)**	(105)	67	**(280)**	(161)	74
Effective tax rate (refer Glossary) (%)	**24.5**	26.9		**25.4**	24.5	

The economic entity has a tax year ending on 30 September.

Pursuant to a resolution of the Bank, the economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group (the TC Group). The Bank is the Head Entity of the TC Group. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any tax balances. Payments made by the relevant TC Group entities in respect of the period are shown as payments of the Bank. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all tax liabilities incurred in respect of their activities and reimburses each controlled entity for tax assets received.

Should the Bank be in default of its obligations, or a default is probable, under the tax consolidation legislation any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

The Australian Taxation Office (ATO) has issued guidelines for research and development syndicates, and subsequently made settlement offers generally to various participants in these syndicates. Six research and development syndicates in which Macquarie invested are affected. Based on current discussions with the ATO, it is expected that this matter will be determined in accordance with the guidelines in the near term for a non-material amount.

In relation to the Macquarie Income Securities (MIS), the Bank has received independent legal advice confirming that deductions totalling $129 million, giving rise to a tax receivable of $42 million, are available in respect of all MIS interest payments paid before 30 June 2004. The Federal Court at first instance has held that the amounts are not deductible and an appeal has been heard by the Full Federal Court, whose judgement has not been handed down at the date of printing.

The Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

3.5 Earnings Per Share

	Half year to			Full year to		
	Mar 05 cents	Sep 04 cents	Movement %	**Mar 05 cents**	Mar 04 cents	Movement %
Basic earnings per share	**242.8**	130.6	86	**374.6**	233.0	61
Diluted earnings per share	**233.5**	128.7	81	**364.2**	229.3	59
Earnings	**$m**	$m	$m	**$m**	$m	$m
Profit after income tax attributable to MBL ordinary equity holders	**539**	284	90	**823**	494	67
Interest saving from conversion of Converting Preference Shares	**–**	–	–	**–**	5	(100)
Total earnings used in the calculation of diluted earnings per share	**539**	284	90	**823**	499	65

Basic earnings per share (EPS) is calculated as earnings divided by the weighted average number of shares on issue for the period. Earnings, for the purpose of the basic EPS calculation, is the Bank's profit after income tax attributable to its ordinary equity holders.

Diluted EPS is calculated as earnings divided by the total weighted average number of total ordinary shares and dilutive potential ordinary shares.

In calculating diluted EPS, two adjustments relating to Converting Preference Shares (CPS) were applied to the earnings amount used in the calculation of basic EPS for the year to 31 March 2004:

- The reduction in interest expense that occurred when the CPS were converted to ordinary shares was added back (based on the fixed dividend rate of 7.38% for the proportion of the period for which the CPS were on issue). There is no income tax expense applicable to this adjustment as the interest expense is non-deductible.
- Any non-discretionary adjustments to earnings that arose when the CPS were converted to ordinary shares were also made, net of any applicable adjustments to the income tax expense.

The only sources of dilutive potential ordinary shares for the Bank are:

- share options issued to senior staff in accordance with the Employee Option Plan; and
- the Converting Preference Shares that were converted to ordinary shares on 25 September 2003.

The MIS and MIPS are not convertible to ordinary shares and do not affect the calculation of diluted EPS.

Employee options are deemed to have no impact on diluted earnings, however they do have an impact on the weighted average number of shares used in the calculation of diluted EPS, as explained later in this section.

	Half year to			Full year to		
	Mar 05 Number of shares	Sep 04 Number of shares	Movement %	**Mar 05** Number of shares	Mar 04 Number of shares	Movement %
Weighted Average Number of Shares						
Fully paid ordinary shares	**222,005,971**	217,402,861	2	**219,698,110**	212,000,285	4
Dilutive Potential Ordinary Shares:						
Options	**8,781,090**	3,311,784	165	**6,306,721**	3,263,375	93
Converting Preference Shares	**–**	–	–	**–**	2,349,029	(100)
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**230,787,061**	220,714,645	5	**226,004,831**	217,612,689	4

Fully paid ordinary shares

Summary of movements in number of shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

	Half year to Mar 05		Half year to Sep 04		**Full year to Mar 05**		Full year to Mar 04	
	Total Number	**Time-Weighted Number**	Total Number	Time-Weighted Number	**Total Number**	**Time-Weighted Number**	Total Number	Time-Weighted Number
Opening balance	**219,760,994**	**219,760,994**	215,916,285	215,916,285	**215,916,285**	**215,916,285**	204,498,144	204,498,144
Shares issued pursuant to:								
– Exercise of options	**3,384,944**	**1,927,739**	3,002,108	1,067,578	**6,387,052**	**2,988,670**	6,453,206	3,603,802
– Dividend Reinvestment Plan	**513,354**	**296,166**	842,601	418,998	**1,355,955**	**777,896**	4,928,743	3,216,020
– Employee Share Plan	**24,300**	**21,072**	–	–	**24,300**	**15,259**	36,192	7,219
– Conversion of CPS	**–**	**–**	–	–	**–**	**–**	4,857,315	2,508,286
– Buy-back of shares	**–**	**–**	–	–	**–**	**–**	(4,857,315)	(1,833,186)
Closing balance	**223,683,592**	**222,005,971**	219,760,994	217,402,861	**223,683,592**	**219,698,110**	215,916,285	212,000,285

Potential ordinary shares

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS. Their impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds. Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is ignored in calculating diluted EPS); and
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

The table below breaks the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

Summary of Dilutive Impact of Options (Time-weighted)

	Full year to	
	Mar 05 Number	Mar 04 Number
Dilutive Options		
Dilutive component (no consideration)	**6,306,721**	3,263,375
Non-dilutive component (average market price)	**21,733,404**	15,997,973
Total number of dilutive options (time-weighted)	**28,040,125**	19,261,348
Non-dilutive options	**187,587**	6,408,950
Total number of options (time-weighted)	**28,227,712**	25,670,298
	$	$
Average market price for period (used in assessing whether an option is dilutive)	**39.45**	31.42

A detailed reconciliation of movements in options on issue over the year ended 31 March 2005 is available on the Macquarie Bank website (www.macquarie.com.au) or from Macquarie Bank's Investor Relations department.

3.6 Detailed Balance Sheet Information

	Note	As at Mar 05 $m	As at Sep 04 $m	As at Mar 04 $m	Movement on Sep 04 %	Movement on Mar 04 %
Assets						
Cash and liquid assets		**859**	690	647	24	33
Securities purchased under resale agreements		**8,927**	7,398	8,598	21	4
Trading assets	1	**7,175**	6,342	6,891	13	4
Other securities	2	**2,520**	2,288	1,847	10	36
Loan assets	3	**16,463**	12,110	10,777	36	53
Other financial market assets		**5,651**	5,677	6,694	–	(16)
Other financial assets		**4,065**	3,613	3,531	13	15
Intangible assets – businesses held for resale		**339**	706	–	(52)	large
Life insurance investment assets		**2,129**	2,184	2,350	(3)	(9)
Equity investments		**152**	169	138	(10)	10
Investments in associates and incorporated joint ventures		**664**	273	169	143	293
Fixed assets		**168**	503	1,945	(67)	(91)
Tax assets		**201**	161	184	25	9
Total assets		**49,313**	42,114	43,771	17	13
Liabilities						
Due to other financial institutions		**1,553**	1,118	1,935	39	(20)
Securities sold under repurchase agreements		**1,983**	2,715	2,597	(27)	(24)
Securities borrowed		**7,681**	4,076	5,750	88	34
Deposits		**5,403**	4,738	4,215	14	28
Notes payable	4	**13,866**	13,070	12,608	6	10
Other financial market liabilities		**5,226**	4,559	5,821	15	(10)
Tax liabilities		**41**	35	53	17	(23)
Other financial liabilities		**5,380**	4,477	4,215	20	28
Life insurance policy liabilities		**2,081**	2,124	2,291	(2)	(9)
Provision for distributions		**34**	7	6	large	large
Deferred tax liabilities		**189**	258	413	(27)	(54)
Other provisions		**85**	80	74	6	15
Total liabilities excluding loan capital		**43,522**	37,257	39,978	17	9
Loan capital						
Subordinated debt		**1,359**	915	960	49	42
Total liabilities		**44,881**	38,172	40,938	18	10
Net assets		**4,432**	3,942	2,833	12	56
Equity						
Contributed equity						
Ordinary share capital	5	**1,600**	1,474	1,382	9	16
Macquarie Income Securities		**391**	391	391	–	–
Retained earnings	6	**1,578**	1,173	1,040	35	52
Total equity attributable to equity holders of Macquarie Bank Limited		**3,569**	3,038	2,813	17	27
Outside equity interest in controlled entities	7	**863**	904	20	(5)	large
Total equity		**4,432**	3,942	2,833	12	56

The notes supporting the detailed Balance Sheet are set out overleaf.

Notes to the detailed Balance Sheet

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
1. Trading Assets					
Trading Securities					
Listed equity securities	**3,995**	2,667	3,987	50	–
Certificates of deposit	**956**	985	944	(3)	1
Debt securities	**874**	994	867	(12)	1
Other government securities	**647**	904	626	(28)	3
Commonwealth government bonds	**137**	373	84	(63)	63
Bank bills	**424**	332	251	28	69
Foreign OECD government securities	**32**	34	22	(6)	45
Other non-OECD government securities	**47**	24	38	96	24
Total trading securities	**7,112**	6,313	6,819	13	4
Other Trading Assets					
Bullion – allocated	**3**	17	37	(82)	(92)
Other commodities	**60**	12	35	large	71
Total other trading assets	**63**	29	72	117	(13)
Total Trading Assets	**7,175**	6,342	6,891	13	4
2. Other Securities					
Listed					
Shares and units in unit trusts at cost	**4**	63	182	(94)	(98)
Less provision for diminution	**(2)**	(3)	(17)	(33)	(88)
Shares and units in unit trusts at recoverable amount	**2**	60	165	(97)	(99)
Shares and units in unit trusts at cost requiring no provision for diminution	**868**	459	123	89	large
Total listed other securities	**870**	519	288	68	202
Unlisted					
Shares and units in unit trusts at cost	**6**	4	5	50	20
Less provision for diminution	**(2)**	(2)	(1)	–	100
Shares and units in unit trusts at recoverable amount	**4**	2	4	100	–
Shares and units in unit trusts at cost requiring no provision for diminution	**321**	166	225	93	43
Debt investment securities	**1,325**	1,601	1,330	(17)	–
Total unlisted other securities	**1,650**	1,769	1,559	(7)	6
Total other securities	**2,520**	2,288	1,847	10	36

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
3. Loan Assets					
Due from other financial institutions					
Loans and advances	**4,103**	1,450	1,810	183	127
Lease receivables	**2**	4	5	(50)	(60)
Total due from other financial institutions	**4,105**	1,454	1,815	182	126
Due from governments*					
Lease receivables	**397**	470	529	(16)	(25)
Loans and advances	**39**	59	44	(34)	(11)
Total due from governments	**436**	529	573	(18)	(24)
Due from other entities					
Other loans and advances	**10,785**	9,088	7,546	19	43
Less specific provisions	**(45)**	(53)	(36)	(15)	25
	10,740	9,035	7,510	19	43
Lease receivables	**1,291**	1,182	954	9	35
Total due from other entities	**12,031**	10,217	8,464	18	42
Total gross loan assets	**16,572**	12,200	10,852	36	53
Less general provision for credit losses	**(109)**	(90)	(75)	21	45
Total loan assets	**16,463**	12,110	10,777	36	53
Gross loan assets by division/category					
Corporate Finance	**72**	177	72	(59)	–
Financial Products	**1,289**	704	210	83	large
IBG Principal	**11**	–	–	large	large
Macquarie Capital	**3,631**	3,212	2,881	13	26
Macquarie Securities	**289**	183	187	58	55
Total Investment Banking	**5,292**	4,276	3,350	24	58
Overnight Cash	**2,149**	244	776	large	177
Agricultural Commodities	**65**	46	–	41	large
Energy	**7**	–	–	large	large
Metals & Energy Capital	**390**	405	321	(4)	21
Foreign Exchange	**232**	105	118	121	97
Debt Markets	**794**	886	797	(10)	–
Total Treasury & Commodities	**3,637**	1,686	2,012	116	81
Macquarie Securitisation & Mortgages	**1,056**	1,164	1,168	(9)	(10)
Banking	**1,612**	1,479	1,258	9	28
Margin Lending	**2,554**	1,993	1,740	28	47
Property	**1,347**	1,194	1,148	13	17
Total Banking & Property	**6,569**	5,830	5,314	13	24
Equity Markets	**1,074**	408	176	163	large
Total	**16,572**	12,200	10,852	36	53

* Governments include Federal, State and Local governments and related enterprises in Australia.

	As at		
	Mar 05 $m	Mar 04 $m	Movement %
Specific provisions for loan assets			
Balance at the beginning of the financial year	**36**	14	157
Provided during the financial year	**50**	43	16
Loan assets written off, previously provided for	**(22)**	(19)	16
Recovery of loans previously provided for	**(18)**	(6)	200
Transfer from other provisions and other items	**–**	4	(100)
Attributable to foreign currency translation	**(1)**	–	large
Total specific provisions	**45**	36	25
Specific provision as a percentage of loan assets (%)	**0.27**	0.33	

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Mar 05 $m	Mar 04 $m	Movement %
General provision for credit losses			
Balance at the beginning of the financial year	**75**	55	36
Provided for/(written back) during the financial year	**34**	17	100
Businesses acquired	**–**	3	(100)
Total general provision for credit losses	**109**	75	45
General provision as a percentage of risk-weighted exposures (%)	**0.55**	0.55	

The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

Impaired Assets

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
Non-accrual loans without specific provisions for impairment	**1**	5	5	(80)	(80)
Non-accrual loans with specific provisions for impairment	**86**	76	92	13	(7)
Less specific provisions	**(45)**	(53)	(36)	(15)	25
Total non-accrual loans with specific provisions for impairment	**41**	23	56	78	(27)
Impaired derivative financial instruments with specific provisions for impairment	**1**	1	1	–	–
Less specific provisions	**(1)**	(1)	(1)	–	–
Total impaired derivative financial instruments with specific provisions for impairment	**–**	–	–	–	–
Total net impaired assets	**42**	28	61	50	(31)
Revenue foregone on impaired assets					
Interest	**1**	–	2	large	(50)
Total revenue foregone on impaired assets	**1**	–	2	large	(50)

	As at			Movement on	
	Mar 05 **$m**	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
4. Notes Payable					
Euro floating rate notes	**3,810**	3,418	3,475	11	10
Euro commercial paper	**4,051**	3,808	3,421	6	18
Negotiable certificates of deposit	**3,053**	3,094	2,299	(1)	33
US commercial paper	**544**	424	854	28	(36)
Domestic issued paper	**167**	43	290	288	(42)
Equity linked notes	**1,596**	1,308	1,542	22	4
Other notes	**645**	975	727	(34)	(11)
Total notes payable	**13,866**	13,070	12,608	6	10
Reconciliation of notes payable by major currency:					
Australian dollars	**4,278**	3,683	2,874	16	49
United States dollars	**3,126**	3,208	4,733	(3)	(34)
Euro	**2,844**	2,293	1,649	24	72
Great British pounds	**2,035**	1,852	1,366	10	49
Hong Kong dollars	**889**	1,421	1,490	(37)	(40)
Japanese yen	**529**	512	398	3	33
Other currencies	**165**	101	98	63	68
Total notes payable by currency	**13,866**	13,070	12,608	6	10

	Half year		Full year	
	Mar 05 **$m**	Sep 04 $m	**Mar 05** **$m**	Mar 04 $m
5. Contributed Ordinary Equity				
Opening balance of fully paid ordinary shares	**1,474**	1,382	**1,382**	1,137
Issue of shares on exercise of options	**102**	64	**166**	120
Issue of shares pursuant to the Employee Share Plan at $48.89 (2004: $33.87) per share[1]	**1**	–	**1**	1
Issue of 842,601 shares on 2 July 2004 pursuant to the DRP at $33.46 per share	**–**	28	**28**	–
Issue of 513,354 shares on 17 December 2004 pursuant to the DRP at $44.25 per share	**23**	–	**23**	–
Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share	**–**	–	**–**	106
Issue of 1,020,072 shares on 19 December 2003 pursuant to the DRP at $34.04 per share	**–**	–	**–**	35
Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share pursuant to conversion of the Converting Preference Shares[2]	**–**	–	**–**	150
On-market buy-back and cancellation of 4,857,315 shares[2]	**–**	–	**–**	(167)
Closing balance of 223,683,592 fully paid ordinary shares	**1,600**	1,474	**1,600**	1,382

[1] The value of these shares was expensed as part of the employee profit share pool.

[2] On 25 September 2003, the Bank exercised its option under the Terms of Issue of the Converting Preference Shares (CPS) and converted all 1.5 million CPS on issue to fully paid ordinary shares. The CPS were converted to ordinary shares at the rate of 3.24 ordinary shares for 1 CPS, resulting in the issue of 4,857,315 fully paid ordinary shares. From September to December 2003, the Bank purchased on market and subsequently cancelled all 4,857,315 fully paid ordinary shares that arose from the conversion of the CPS. The buy-back and cancellation was approved by the Australian Prudential Regulation Authority. The shares were acquired at an average price of $34.42 per share. The total cost of the buy-back was $167 million. No external transaction costs were incurred.

A reconciliation of the movement in the number of shares is contained in section 3.5.

	Half year		Full year	
	Mar 05	Sep 04	**Mar 05**	Mar 04
	$m	$m	**$m**	$m
6. Retained earnings				
Balance at the beginning of the period	**1,173**	1,040	**1,040**	659
Profit from ordinary activities after income tax attributable to equity holders	**554**	298	**852**	521
Distributions paid or provided on Macquarie Income Securities	**(15)**	(14)	**(29)**	(27)
Dividends paid on ordinary share capital	**(134)**	(151)	**(285)**	(113)
Total retained earnings	**1,578**	1,173	**1,578**	1,040

	As at/half year to			Movement on	
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
7. Outside equity interests in controlled entities					
Macquarie Income Preferred Securities[3]					
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	–	–	large
Issue Costs	**(10)**	(10)	–	–	large
	884	884	–	–	large
Retained earnings	**28**	1	–	large	large
Distribution provided on Macquarie Income Preferred Securities	**(28)**	(1)	–	large	large
Foreign currency translation reserve	**(38)**	(23)	–	65	large
	846	861	–	(2)	large
Other equity holders in controlled entities					
Ordinary share capital	**9**	22	22	(59)	(59)
Units in unit trusts	**9**	24	–	(63)	large
Accumulated losses	**(1)**	(3)	(2)	(67)	(50)
	17	43	20	(60)	(15)
Total outside equity interests in controlled entities	**863**	904	20	(5)	large

[3] On 22 September 2004, Macquarie Capital Funding L.P., a member of the economic entity established to facilitate capital raising, issued £350 million of Tier 1 capital-eligible securities ('MIPS', 'the Securities'). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distribution entitlements being included with the outside equity interest share of profit after tax.

Full year to	Mar 05			Mar 04		
	Av. balance $m	**Inc./ (exp.) $m**	**Av. rate %**	Av. balance $m	Inc./ (exp.) $m	Av. rate %
Average balance sheet						
Assets						
Interest bearing assets						
Cash and liquid assets	**423**	**8**	**2.0**	85	3	3.6
Securities purchased under resale agreement	**7,790**	**359**	**4.6**	5,126	231	4.5
Trading assets	**3,830**	**205**	**5.4**	3,332	174	5.2
Other securities	**1,573**	**78**	**5.0**	1,630	63	3.5
Loan assets	**13,082**	**910**	**6.9**	10,362	707	6.8
Other financial assets	**121**	**5**	**3.9**	15	1	4.7
Total interest bearing assets	**26,819**	**1,565**		20,550	1,179	
Total non-interest bearing assets	**18,084**			17,007		
Total assets	**44,903**			37,557		
Liabilities						
Interest bearing liabilities						
Due to other financial institutions	**1,250**	**(51)**	**4.1**	814	(21)	2.6
Securities sold under repurchase agreements	**3,792**	**(168)**	**4.4**	2,817	(130)	4.2
Securities borrowed	**3,306**	**(173)**	**5.2**	1,851	(99)	5.5
Deposits	**4,867**	**(199)**	**4.1**	4,361	(185)	3.8
Notes payable	**12,837**	**(550)**	**4.3**	10,807	(421)	3.8
Other financial liabilities	**810**	**(37)**	**4.6**	647	(26)	3.8
Loan capital						
Subordinated debt	**936**	**(46)**	**4.9**	719	(31)	5.4
Converting Preference Shares	**–**	**–**	**–**	68	(5)	7.4
Total interest bearing liabilities	**27,798**	**(1,224)**		22,084	(918)	
Total non-interest bearing liabilities	**13,474**			12,609		
Total liabilities	**41,272**			34,693		
Net assets	**3,631**			2,864		
Equity						
Contributed equity						
Ordinary share capital	**1,491**			1,314		
Macquarie Income Securities	**391**			391		
Retained earnings	**1,236**			904		
Total equity attributable to equity holders of Macquarie Bank Limited	**3,118**			2,609		
Outside equity interests in controlled entities	**513**			255		
Total equity	**3,631**			2,864		

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards is not included in the above analysis.

Half year to	Mar 05			Mar 04		
	Av. balance $m	Inc./ (exp.) $m	Av. rate %	Av. balance $m	Inc./ (exp.) $m	Av. rate %
Average balance sheet						
Assets						
Interest bearing assets						
Cash and liquid assets	**419**	**5**	**1.6**	427	4	1.6
Securities purchased under resale agreement	**6,747**	**158**	**4.6**	8,833	201	4.5
Trading assets	**3,487**	**92**	**5.4**	4,173	113	5.4
Other securities	**1,621**	**42**	**4.7**	1,526	36	4.7
Loan assets	**14,064**	**488**	**6.9**	12,101	421	6.9
Other financial assets	**37**	**1**	**4.0**	205	4	4.0
Total interest bearing assets	**26,375**	**786**		27,265	779	
Total non-interest bearing assets	**19,475**			17,534		
Total assets	**45,850**			44,799		
Liabilities						
Interest bearing liabilities						
Due to other financial institutions	**1,343**	**(31)**	**4.7**	1,156	(19)	3.4
Securities sold under repurchase agreements	**3,036**	**(70)**	**4.6**	4,547	(99)	4.3
Securities borrowed	**2,811**	**(71)**	**5.1**	3,801	(102)	5.3
Deposits	**5,206**	**(107)**	**4.1**	4,527	(92)	4.1
Notes payable	**12,787**	**(291)**	**4.6**	12,904	(260)	4.0
Other financial liabilities	**831**	**(18)**	**4.5**	789	(18)	4.7
Loan capital						
Subordinated debt	**956**	**(24)**	**4.9**	915	(22)	4.9
Converting Preference Shares	**–**	**–**	**–**	–	–	–
Total interest bearing liabilities	**26,970**	**(612)**		28,639	(612)	
Total non-interest bearing liabilities	**14,649**			13,092		
Total liabilities	**41,619**			41,731		
Net assets	**4,231**			3,068		
Equity						
Contributed equity						
Ordinary share capital	**1,559**			1,424		
Macquarie Income Securities	**391**			391		
Retained earnings	**1,378**			1,093		
Total equity attributable to equity holders of Macquarie Bank Limited	**3,328**			2,908		
Outside equity interests in controlled entities	**903**			160		
Total equity	**4,231**			3,068		

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards is not included in the above analysis.

3.7 Equity investments


Growth in Equity Related Investments
$ million year ended 31 March
Equity Investments Associates and Joint Ventures
Other Securities ntl:Broadcast MIC MAG MEIF
KRIF MCG MAP MOF MCW MIG MGQ
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
2005


Book vs Market Value of Equity Investments
$ million
Book Value
Market Value
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004
2005

Equity investments have increased 144% over the twelve months to 31 March 2005, to $2,011 million. The growth has been driven, in part, by the $300 million profit on the formation of MGQ and the acquisition of an investment in ntl:Broadcast UK, as well as growth in the holdings of a number of Macquarie's specialist funds.

Equity investments are carried at the lower of cost or net realisable value, with the exception of investments in associates and joint ventures, which are equity accounted. The level of equity investments as at 31 March is shown in the graph above (left).

The market value for many of these equity investments is greater than the carrying value providing Macquarie with a significant unrealised gain. The graph above (right) shows the size of that unrealised gain, where market value is based on share prices at 31 March 2005 for selected listed investments and book value for all other investments.

The table below shows the market value and unrealised gains for some of the notable listed investments held by Macquarie.

	Book value at 31 March 2005 $m	Market value at 31 March 2005 $m	Unrealised gain at 31 March 2005 $m
Diversified Utility and Energy Trusts	26	31	5
Macquarie Airports	403	570	167
Macquarie Communications Infrastructure Group	159	288	129
Macquarie Goodman Group	352	410	58
Macquarie Infrastructure Group	10	32	22
Sydney Futures Exchange	–	25	25
Total	950	1,356	406

The merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Management Limited (MGM) to form MGQ occurred on 1 February 2005.

Under the requirements of Australian Accounting Standards, Macquarie accounted for its interest in the merger as a deemed disposal of 77.5% of its investment in MGM in exchange for an 8.8% interest in MGI. On formation of MGQ, Macquarie brought to account a pre-tax accounting profit of $300 million. The net accounting profit (after provision for staff profit share and income tax) recognised was $91 million.

3.8 Contingent Liabilities

	As at			Movement on	
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Contingent liabilities exist in respect of:					
Guarantees[1, 2]	**195**	203	182	(4)	7
Credit derivatives – purchased[3]	**34**	62	60	(45)	(43)
Underwriting facilities	**311**	451	476	(31)	(35)
Indemnities	**77**	52	53	48	45
Undrawn credit facilities	**3,857**	2,838	2,345	36	64
Undrawn credit facilities – revocable at any time	**2,366**	1,439	1,563	64	51
Other contingent liabilities[4]	**538**	427	327	26	65
Total contingent liabilities	**7,378**	5,472	5,006	35	47

All external guarantees, other than those noted for Macquarie Investment Management Limited (MIML) in 2 below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $55 million (March 2004: $17 million).
MIML covenants that while it acts as the Responsible Entity of the Macquarie Cash Management Trust, unit holders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: at 31 March 2005, this amounted to $41 million (March 2004: $44 million). At 31 March 2005 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating to $10.6 billion (March 2004: $9.5 billion) and assets aggregating to $10.7 billion (March 2004: $9.6 billion).
The Bank purchases credit derivatives to mitigate credit risks arising from client exposures.
Other contingent liabilities includes letters of credit, written put options, performance related contingents and forward purchases.

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position.

3.9 Capital Adequacy

	Note	As at			Movement on	
		Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
Capital Base						
Tier 1 Capital						
Ordinary share capital		**1,600**	1,474	1,382	9	16
Retained earnings	1	**1,318**	1,064	936	24	41
Macquarie Income Securities		**391**	391	391	–	–
Macquarie Income Preferred Securities	2	**341**	240	–	42	large
Outside equity interests	3	**11**	(15)	–	(173)	large
Total Tier 1 Capital before Tier 1 Capital Deductions		**3,661**	3,154	2,709	16	35
Tier 1 capital deductions:						
Retained earnings in deconsolidated controlled entities	4	**(60)**	(90)	(113)	(33)	(47)
Equity investments in entities not in the field of finance	5	**(543)**	(608)	(350)	(11)	55
Intangibles	6	**(205)**	(360)	(5)	(43)	large
Net future income tax benefit	7	**-**	(28)	(80)	(100)	(100)
Total Tier 1 Capital		**2,853**	2,068	2,161	38	32
Tier 2 Capital						
Macquarie Income Preferred Securities		**504**	644	–	(22)	large
General provision for credit losses	8	**76**	64	52	19	46
Term subordinated debt	9	**1,340**	894	893	50	50
Total Tier 2 Capital		**1,920**	1,602	945	20	103
Total Capital Deductions	10	**(580)**	(369)	(442)	57	31
Total Capital		**4,193**	3,301	2,664	27	57
Risk-weighted Assets		**19,771**	16,390	13,361	21	48
Tier 1 Capital Ratio (%)		**14.4**	12.6	16.2		
Total Capital Ratio (%)		**21.2**	20.1	19.9		

An analysis of the growth in Tier 1 Capital and Total Capital for the year ended 31 March 2005 is included overleaf.

A high level analysis of the growth in Risk-weighted Assets for the year ended 31 March 2005 is included in section 1.4, and a detailed analysis of the composition of Risk-weighted Assets is included in this section.

Analysis of capital growth – year ended 31 March 2005

	Note/ Ref	Tier 1 Capital $m	Total Capital $m
Balance as at 31 March 2004		2,161	2,664
Movements in Ordinary Equity			
Profit after income tax attributable to MBL ordinary equity holders		689	689
Interim 2005 dividend (net of DRP participation)	1	(260)	(260)
DRP relating to 2004 final dividend	1	(19)	(19)
DRP relating to 2005 interim dividend		23	23
Shares created through the exercise of options	sec 3.6	166	166
Shares created pursuant to the employee share plan		1	1
Movements in Other Sources of Capital			
Macquarie Income Preferred Securities eligible for inclusion as Tier 1 Capital	2	341	845
Increase in outside equity interests	3	11	11
Increase in general provision for credit losses (net of applicable tax)	8	–	24
Increase in subordinated debt	9	–	447
Movements in Deductions			
Decrease in retained earnings in deconsolidated controlled entities	4	53	53
Increase in equity investments not in the field of finance	5	(193)	(193)
Decrease in net future income tax benefit	7	80	80
Increase in intangibles	6	(200)	(200)
Increase in total capital deductions	10	–	(138)
Balance as at 31 March 2005		2,853	4,193

Explanatory notes concerning composition of capital base

1. Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

	As at			Movement on	
	Mar 05 $m	Sep 04 $m	Mar 04 $m	Sep 04 %	Mar 04 %
Retained earnings per Balance Sheet	**1,578**	1,173	1,040	35	52
Final/interim dividend not provided in Balance Sheet	**(313)**	(134)	(151)	134	107
Estimated DRP participation	**53**	25	47	112	13
Retained earnings included in Tier 1 Capital	**1,318**	1,064	936	24	41

The final 2004 ordinary dividend payable of $151 million included a reinvested amount of $28 million under the Bank's Dividend Reinvestment Plan (DRP). The estimated DRP excess of $19 million as at 31 March 2004 is treated as a Tier 1 capital decrease in the twelve months to 31 March 2005.

2. The Macquarie Income Preferred Securities balance is allocated between Eligible Tier 1 Capital and Eligible Tier 2 Capital based on APRA Prudential Standard APS 111, which restricts the proportion of eligible hybrids that can be included in Tier 1 Capital to 25% of the Bank's ordinary equity and outside equity interests, with any excess over this limit treated as Upper Tier 2 Capital. As Tier 1 capital (excluding hybrid capital) grows, a greater proportion will qualify as Tier 1 capital in future periods.

3. The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests in the Equity category of the Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated.

4. Certain controlled entities of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. Any portion of the consolidated retained earnings included in Tier 1 Capital that relates to these entities must be deducted from Tier 1 Capital. Equity investments in these entities are deducted from Total Capital.

5. APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital and the total portfolio does not exceed 5% of Tier 1 Capital. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attract a Tier 1 Capital deduction as at 31 March 2005 include holdings in MAp, MCG, MCW, MEIF, KRIF, MOF, MRL and DUET. The increase in this deduction compared to 31 March 2004 is due to additional stakes in entities not in the field of finance.

6. APRA requires that intangible assets are deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ from intangible assets in the Consolidated Balance Sheet for several reasons, for example the intangible assets relating to deconsolidated controlled entities. This balance has increased over the year to 31 March 2005 due to intangibles arising on acquisition of RG Capital and DMG Regional Radio in August and September 2004. Additionally, from 1 July 2004, APRA required predefined capitalised expenses to be deducted from Tier 1 Capital.

7. APRA also requires that the Future Income Tax Benefit (FITB) be deducted from Tier 1 Capital, net of any Deferred Tax Liability. This net FITB may differ from the FITB in the Consolidated Balance Sheet for several reasons, for example the FITB relating to deconsolidated controlled entities and FITB relating to the general provision for credit losses.

8. The Bank's general provision for credit losses qualifies as Upper Tier 2 Capital. The amount eligible for inclusion is calculated net of the related FITB. A reconciliation of the movement in the general provision for credit losses is set out in section 3.6.

9. The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table below.

10. Total Capital deductions include investments in non-consolidated subsidiaries, guarantees in relation to non-consolidated subsidiaries, first-loss guarantees and, from time to time, holdings of the capital instruments of other ADIs. The assets of non-consolidated controlled entities are excluded from the capital adequacy calculations.

Subordinated debt

	Balance at 31 Mar 04 $m	Issued $m	Matured $m	Redeemed $m	FX translation $m	Amortisation $m	**Balance at 31 Mar 05 $m**
Balance Sheet amount	960	451	(65)	–	13	–	**1,359**
Amortisation	(67)	–	52	–	–	(4)	**(19)**
Tier 2 Capital amount	893	451	(13)	–	13	(4)	**1,340**

Risk-weighted assets

Balance sheet risk-weighted assets	Amount $m	Risk weight %	**Risk adjusted asset Mar 05**	Risk adjusted asset Mar 04
Cash, bullion, Commonwealth and State Governments	819	–	**–**	–
Local Governments, Non-Corporate Public Sector Entities, banks	3,276	20	**655**	529
Mortgage loans, stockbroking debtors	3,079	50	**1,540**	1,434
Other assets – 100% risk weighting	13,139	100	**13,139**	10,028
Trading book assets[1]	24,794	–	**–**	–
Other assets[2]	4,206	–	**–**	–
Total assets	49,313		**15,334**	11,991
Less: attributable to non-consolidated subsidiaries			**(499)**	(1,906)
Total balance sheet risk-weighted assets			**14,835**	10,085

[1] These items are included in the calculation of market risk risk-weighted assets.

[2] Includes life insurance investment assets and assets generating capital deductions.

Off-balance sheet risk-weighted assets	Nominal Amount $m	Credit conversion factor	Credit equivalent amount $m	Risk weight %	**Risk adjusted asset Mar 05**	Risk adjusted asset Mar 04
Guarantees, letters of credit and endorsements	368	50–100	287	0–100	**202**	177
Forward purchases and undrawn commitments	6,641	0–100	1,732	0–100	**1,592**	723
Foreign exchange, interest rate and other market related transactions	199,188	n/a	5,271	0-50	**1,922**	1,767
Total off-balance sheet risk-weighted assets					**3,716**	2,667

Market risk	99% 10 day VAR[3] $m	Multiplier	Capital charge $m	Conversion factor	**Risk adjusted asset Mar 05**	Risk adjusted asset Mar 04
Interest rates – general market risk	7					
Equities – general market risk	14					
Equities – specific risk	11					
Foreign exchange and bullion	2					
Commodities	4					
Aggregate	23	3	70	12.5	**869**	383
Surcharge for equities event and default risk			11	12.5	**137**	31
Debt securities specific risk (standard method)			17	12.5	**214**	195
Total market risk risk-weighted assets					**1,220**	609
Total risk-weighted exposure					**19,771**	13,361

[3] Average for the 60 days to 31 March 2005.

3.10 Funds Information

Assets under management

Where a fund's assets under management (AUM) are denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

Ownership of the management company represents Macquarie's direct and indirect interest in the fund manager or, where more appropriate, its entitlement to profit of the manager. Where Macquarie's ownership of the fund manager is less than 100%, the AUM shown in the table overleaf reflects Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the AUM reported will be equivalent to 50% of the total assets of the fund.

Ownership of the management company is distinct to Macquarie's holding in the fund. Macquarie's holding shows the percentage of Macquarie's beneficial equity investment in the fund as at 31 March 2005.

Infrastructure Specialist Funds

AUM is the closing consolidated total assets of the relevant fund, adjusted for cross holdings between Macquarie-managed funds. Where the fund is listed, the AUM is the total assets per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions and divestments since the fund's reporting date.

Infrastructure funds management fees are closely aligned to Equity Under Management rather than AUM, and hence detailed disclosures of Equity Under Management for infrastructure specialist funds is shown on page 72.

Property Specialist Funds

AUM is the closing consolidated total assets of the relevant fund, except where assets are held via joint venture arrangements, in which case a proportionate share of the assets are included rather than the equity investment in the joint venture.

Property funds management fees are closely aligned to the AUM disclosures in the table overleaf.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Macquarie's holding 31 March 2005 (%)	Assets under management As at Mar 05 $m	Sep 04 $m	Mar 04 $m
Specialist Funds							
Infrastructure							
ConnectEast Group	100	Nov 04	CEU	–	**1,087**	–	–
Diversified Utility and Energy Trusts	50	Aug 04	DUE	5	**2,815**	1,653	–
Hills Motorway [1]	100	Dec 94	HLY	–	**–**	–	963
Horizon [2]	100	Jan 00	HRZ	–	**–**	–	32
Macquarie Airports [3]	100	Apr 02	MAP	12	**5,679**	3,608	2,026
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	13	**4,713**	997	990
Macquarie Infrastructure Company Trust	100	Dec 04	Listed on NYSE	9	**1,470**	–	–
Macquarie Infrastructure Group	100	Dec 96	MIG	<1	**12,152**	11,451	10,401
Macquarie Power Income Fund	100	Apr 04	Listed on TSX	–	**248**	255	–
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund [4]	100	Mar 04	Listed on NYSE	–	**363**	304	233
Southern Cross FLIERS	100	Aug 02	SCF	–	**611**	611	611
Total Listed Infrastructure					**29,138**	18,879	15,256
Global Infrastructure Funds (A-D)	100	Unlisted		–	**245**	304	254
Korean Road Infrastructure Fund	50	Unlisted		6	**749**	337	203
Macquarie Airports Group [3]	100	Unlisted		–	**–**	–	1,025
Macquarie Essential Assets Partnership	100	Unlisted		7	**140**	131	71
Macquarie European Infrastructure Fund	100	Unlisted		6	**618**	257	–
Other Unlisted Infrastructure Funds					**359**	290	255
Total Unlisted Infrastructure					**2,111**	1,319	1,808
Total Infrastructure					**31,249**	20,198	17,064
Property							
Macquarie CountryWide	100	Nov 95	MCW	8	**4,280**	1,638	1,380
Macquarie DDR	50	Nov 03	MDT	–	**1,242**	861	506
Macquarie Goodman Group	9	Feb 05	MGQ	9	**349**	1,618	1,485
Macquarie Goodman Property Trust	9	Jun 99	Listed on NZX	–	**43**	64	68
Macquarie Leisure	100	Jul 98	MLE	5	**303**	221	191
Macquarie Office	100	Nov 93	MOF	4	**3,441**	3,325	1,896
Macquarie ProLogis	50	Jun 02	MPR	–	**857**	760	568
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KSE	12	**212**	191	183
Total Listed Property					**10,727**	8,678	6,277
Total Unlisted Property					**2,411**	2,291	1,137
Total Property					**13,138**	10,969	7,414
Other					**2,074**	2,071	1,521
Total Specialist Funds					**46,461**	33,238	25,999
Funds Management and Financial Services							
Retail	100	Unlisted			**13,248**	12,841	12,189
Wholesale							
Macquarie Funds Management	100	Unlisted			**25,663**	24,542	21,674
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**3,534**	3,181	2,187
AmInvestment Services Bhd/ AmInvestment Management Sdn Bhd	30	Unlisted			**–**	610	540
Total Funds Management and Financial Services					**42,445**	41,174	36,590
Total Assets Under Management					**88,906**	74,412	62,589

[1] Funds management rights of Hills Motorway Trust were sold in July 2004.

[2] Horizon Energy Investment Group sold its only investment (a 25% interest in Loy Yang Power) on 8 April 2004, and was delisted on 29 April 2004.

[3] Since May 2004, MAG has been consolidated into MAp, with MAp having a controlling interest (61.6%) in MAG.

[4] MFD is advised by First Trust Advisors LP, and is sub-advised by Macquarie Infrastructure Fund Advisor, LLC (MIFA) and Four Corners Capital Management LLC (Four Corners). MIFA and Four Corners are both members of the Macquarie Group.

Equity under management

The Infrastructure & Specialised Funds (ISF) business, which now incorporates Macquarie Direct Investment, tracks its funds under management using an Equity Under Management (EUM) measure. This is a relevant funds under management measure for this business since it is a measure of the actual equity investment made by the funds' investors and because the basis of calculation of ISF's base management fee income is more closely aligned with EUM than with other measures.

EUM differs from the Bank-wide AUM measure reported above and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed Funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings[3]
Unlisted Funds, Mandated Assets[1] and MBL-Group Owned Assets[2]	**Invested capital** (capital drawn from investors plus firm investment commitments which will require a future call on investors less realisations of assets where capital has been returned to investors). For unlisted funds the amount of **unutilised capital** (committed capital less invested capital) is also tracked and reported in the measure, hence **committed capital** determines the total EUM.

[1] Mandated assets are assets for which Macquarie is engaged by a party to perform specific investment management functions on behalf of that party in relation to an infrastructure investment. Macquarie's involvement is typically more limited than is the case for its managed listed and unlisted funds. As an example, Macquarie may provide services to other investors in consortia which are led by Macquarie-managed funds.

[2] Infrastructure assets which are directly held by the MBL group are also included in the EUM measure - typically these holdings are acquired with a view that they may be sold into new or existing funds. At 31 March 2005, this included interests in the Wales & the West Gas Distribution Network, NTL Broadcast, Brussels International Airport Company, Macquarie Regional Radioworks and Novera Macquarie Renewable Energy Limited.

[3] At 31 March 2005 this includes the final instalment of the ConnectEast IPO ($491 million) and both instalments of the Macquarie Capital Alliance Group IPO ($1 billion) even though these amounts were not received at that date.


EUM
EUM
Underwritten or committed future capital raisings
Unutilised Capital
Capital which will be required to be called in the future to meet firm investment commitments
Committed Capital
Invested Capital
Listed
Unlisted
Mandated
MBL-Group Owned

If the fund is managed through a joint venture with another party, the calculated amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 31 March 2005, this applied to DUET, KRIF, and some other unlisted infrastructure funds, which are all weighted at 50% in the table overleaf.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

The table below shows the EUM for the ISF business.

	Equity under management As at		
	Mar 05 $m	Sep 04 $m	Mar 04 $m
Listed Funds			
Market Capitalisation			
ConnectEast Group	**731**	–	–
Diversified Utility and Energy Trusts	**494**	311	–
Hills Motorway	**–**	–	1,221
Horizon	**–**	–	29
Macquarie Airports	**4,934**	3,169	1,809
Macquarie Airports Reset Securities Trust	**471**	–	–
Macquarie Communications Infrastructure Group	**2,215**	802	582
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	**234**	238	222
Macquarie Infrastructure Company Trust	**964**	–	–
Macquarie Infrastructure Group	**7,794**	7,244	5,753
Macquarie Power Income Fund	**247**	239	–
Southern Cross FLIERS Trust	**680**	681	682
Total Listed Funds – Market Capitalisation	**18,764**	12,684	10,298
Underwritten or Committed Future Capital Raisings			
ConnectEast Group	**491**	–	–
Macquarie Capital Alliance Group	**1,000**	–	–
Total Listed Funds – Underwritten or Committed Future Capital Raisings	**1,491**	–	–
Total ISF Equity Under Management – Listed Funds	**20,255**	12,684	10,298
Unlisted Funds & Mandated Assets			
Invested Capital			
Global Infrastructure Funds (A-D)	**263**	263	263
Global Infrastructure Funds II	**155**	37	19
Korean Road Infrastructure Fund	**589**	322	191
Macquarie Airports Group	**1,005**	1,023	962
Macquarie Essential Assets Partnership	**184**	138	78
Macquarie European Infrastructure Fund	**894**	242	–
Macquarie Investment Trusts, Helmsman Capital Fund	**203**	194	198
Other Unlisted Infrastructure Funds & Mandated Assets	**1,498**	876	355
Total Unlisted Funds & Mandated Assets – Invested Capital	**4,791**	3,095	2,066
Unutilised Capital			
Global Infrastructure Funds II	**147**	136	76
Korean Road Infrastructure Fund	**216**	430	169
Macquarie Essential Assets Partnership	**308**	363	281
Macquarie European Infrastructure Fund	**589**	573	–
Macquarie Investment Trusts, Helmsman Capital Fund	**79**	93	104
Other Unlisted Infrastructure Funds	**132**	147	77
Total Unlisted Funds – Unutilised Commitments	**1,471**	1,742	707
Total ISF Equity Under Management – Unlisted Funds & Mandated Assets	**6,262**	4,837	2,773
Total ISF Equity Under Management Excluding MBL Group Assets	**26,517**	17,521	13,071
Infrastructure assets directly owned by MBL Group	536	654	387
Total ISF Equity Under Management Including MBL Group Assets	**27,053**	18,175	13,458

Base and performance fees

The table below shows the fees earned by each listed fund and the total fees from unlisted funds for each period.

	Half Year			Full Year		
	Mar 05 $m	Sep 04 $m	Movement %	**Mar 05 $m**	Mar 04 $m	Movement %
Base Fee Income From Funds						
Listed Funds						
Infrastructure						
ConnectEast Group	**0.4**	–	large	**0.4**	–	large
Hills Motorway	**–**	0.2	(100)	**0.2**	0.4	(50)
Horizon	**–**	–	–	**–**	0.1	(100)
Macquarie Airports	**23.7**	12.4	91	**36.1**	16.2	123
Macquarie Communications Infrastructure Group	**11.8**	4.8	146	**16.6**	7.4	124
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund	**0.8**	0.8	–	**1.6**	–	large
Macquarie Infrastructure Company Trust	**2.8**	–	large	**2.8**	–	large
Macquarie Infrastructure Group	**37.6**	39.4	(5)	**77.0**	74.9	3
Macquarie Power Income Fund	**0.3**	0.4	(25)	**0.7**	–	large
Southern Cross FLIERS	**0.2**	0.2	–	**0.4**	0.4	–
Property						
Macquarie CountryWide	**3.5**	2.9	21	**6.4**	4.5	42
Macquarie Leisure	**0.8**	0.7	14	**1.5**	1.0	50
Macquarie Office Trust	**4.5**	4.3	5	**8.8**	7.1	24
MCO CR-REIT	**0.9**	0.5	80	**1.4**	–	large
Unlisted Funds	**121.3**	112.7	8	**234.0**	205.2	14
Total base fee income	**208.6**	179.3	16	**387.9**	317.2	22
Listed JV Funds[1]						
Diversified Utility and Energy Trusts	**0.5**	0.2	150	**0.7**	–	large
Macquarie DDR	**1.8**	1.6	13	**3.4**	–	large
Macquarie Goodman Group	**5.0**	4.1	22	**9.1**	5.2	75
Macquarie ProLogis	**0.9**	1.3	(31)	**2.2**	2.3	(4)
Unlisted JV Funds[1]	**6.8**	4.4	55	**11.2**	8.6	30
Total base fee income including JV funds	**223.6**	190.9	17	**414.5**	333.3	24
Performance Fee Income From Funds						
Listed Funds						
Infrastructure						
Macquarie Airports	**186.9**	25.2	large	**212.1**	0.7	large
Macquarie Communications Infrastructure Group	**57.9**	10.4	large	**68.3**	23.7	188
Macquarie Infrastructure Company Trust	**15.5**	–	large	**15.5**	–	large
Macquarie Infrastructure Group	–	6.1	(100)	**6.1**	141.0	(96)
Property						
Macquarie CountryWide	–	–	–	**–**	4.9	(100)
Unlisted Funds	**0.7**	8.9	(92)	**9.6**	53.6	(82)
Total performance fee income	**261.0**	50.6	large	**311.6**	223.9	39
Listed JV Funds[1]						
Macquarie Goodman Industrial	**–**	–	–	**–**	6.9	(100)
Macquarie ProLogis	**–**	–	–	**–**	2.4	(100)
Unlisted JV Funds[1]	**–**	–	–	**–**	0.7	(100)
Total performance fee income including JV funds	**261.0**	50.6	large	**311.6**	233.9	33

[1] These JVs are equity accounted and their results are included as equity accounted income (refer Net Other Income in section 2.5). The base management fees and performance fees included in this equity accounted income have been included in this table to provide a more complete view of Macquarie's income from funds management activities.

ADI	Authorised deposit-taking institution
Assets Under Administration	Assets/funds administered (as opposed to managed) by Macquarie
Assets Under Management	Gross assets of funds that Macquarie actively manages for the purpose of wealth creation, adjusted to: – exclude cross-holdings in funds – reflect the percentage ownership of the fund manager (e.g. 50% of Macquarie ProLogis assets and 40% of Macquarie Goodman assets are reported as AUM). The assets under management balances exclude undrawn commitments
APRA	Australian Prudential Regulation Authority
ATO	Australian Taxation Office
AUA	Refer Assets Under Administration
AUM	Refer Assets Under Management
Bank	Macquarie Bank Group
BPG	Banking and Property Group
Contingent Liabilities	Defined in paragraph 16.1 of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'
Converting Preference Shares	The Converting Preference Shares (CPS) were 1.5 million $100 securities, which were converted to ordinary shares on 25 September 2003. While on issue they qualified as Tier 1 Capital and were treated as liabilities in the balance sheet, with related distributions charged to the Profit and Loss Statement as an interest expense.
CPS	Refer Converting Preference Shares
CEU	ConnectEast
Dilutive Option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share.
Dividend Reinvestment Plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
DRP	Refer Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts

Earnings Per Share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 1027 'Earnings Per Share'
Effective Tax Rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS distributions paid or provided
EMG	Equity Markets Group
Equities Related Income	Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading
Equity under management	Refer definition in section 3.10
Expense/Income Ratio	Total expenses expressed as a percentage of total income
FMG	Funds Management Group
FSG	Financial Services Group
Future Income Tax Benefit (FITB)	Defined in AASB 1020 'Accounting for Income Tax (Tax-Effect Accounting)'
General Provision for Credit Losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
IBG	Investment Banking Group
IFRS	International Financial Reporting Standards
Impaired Assets	An asset for which the ultimate collectibility of principal and interest is compromised
International Income	The location of income (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/ counterparties). The international income % of total income is based on total income excluding earnings on capital.
IPO	Initial Public Offering
KRIF	The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads, tunnels and bridges
KSE	Korean Stock Exchange
Lower Tier 2 Capital	Refer Tier 2 Capital

M&A	Mergers and acquisitions
Macquarie	Macquarie Bank Limited and its subsidiaries
Macquarie Income Preferred Securities	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest.
Macquarie Income Securities	The Macquarie Income Securities are classified as equity in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*. Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004.
MAG	Macquarie Airports Group, a private equity airport investment fund
MAp, MAP	Macquarie Airports, a listed Australian fund focused on investment in airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group, a listed Australian fund with investment in communications infrastructure
MCW	Macquarie CountryWide Trust
MCO CR-REIT	Macquarie Central Office Corporate Restructuring REIT
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
METC	Michigan Electric Transmission Company
MGI	Macquarie Goodman Industrial Trust
MGM	Macquarie Goodman Management Limited
MGQ	Macquarie Goodman Group (formed 1 February 2005 by the merger of MGI and MGM)
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIPS	Refer Macquarie Income Preferred Securities

MIS	Refer Macquarie Income Securities
MLE	Macquarie Leisure Trust Group
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
MRL	Macquarie Renewables Limited
Net fee and commission income	Fee and commission income less fee and commission expenses
Net interest income	Interest income less interest expense
Net loan losses	The impact on the Profit & Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statement
Net other income	Other income less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. net interest income, net fee and commission income or trading income.
Net Tangible Assets per Ordinary Share	(Earnings attributable to ordinary equity holders, less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period
NYSE	New York Stock Exchange
NZX	New Zealand Stock Exchange
Payout ratio	The interim/final dividend relating to the period expressed as a percentage of the profit after income tax attributable to the Bank's ordinary shareholders. The dividend does not necessarily need to be paid or provided as at the balance date.
pcp	Prior corresponding period
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period
Risk-Weighted Assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)
SEW	South East Water
SPE	Special Purpose Entity

ubordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 capital as explained in note 9 in section 3.9.
&C	Treasury and Commodities Group
ier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions
ier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
ier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-Weighted Assets
ier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
otal Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
otal Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
otal Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted Assets
rading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments.
SX	Toronto Stock Exchange
pper Tier 2 Capital	Refer Tier 2 Capital

Ten Year Summary

	Years Ended 31 March				
	1996	1997	1998	1999	2000
Financial performance ($ million)					
Total income from ordinary activities[1]	435	530	665	815	1,186
Total expenses from ordinary activities[1]	336	392	498	597	885
Profit from ordinary activities before income tax	99	138	167	218	301
Income tax expense	6	21	26	53	79
Profit from ordinary activities	93	117	141	165	222
Macquarie Income Preferred Securities	–	–	–	–	–
Outside equity interests	–	–	–	–	–
Macquarie Income Securities distributions	–	–	–	–	12
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210
Financial position ($ million)					
Total assets	5,174	6,142	7,929	9,456	23,389
Total liabilities	4,746	5,642	7,348	8,805	22,154
Net assets	428	500	581	651	1,235
Risk-weighted assets	4,030	4,686	4,967	4,987	8,511
Total loan assets	2,688	2,682	3,158	4,002	6,518
Impaired assets (net of provisions)	57	46	12	44	23
Share information [2]					
Cash dividends per share (cents per share)					
Interim	–	18	21	30	34
Final	34.7[3]	25	30	38	52
Special	–	–	–	–	–
Total	34.7[3]	43	51	68	86
Basic earnings per share (cents per share)	61.0[3]	74.9	88.1	101.3	124.3
Share price at end of period ($) [2]	5.78[3]	8.50	14.35	19.10	26.40
Ordinary share capital (million shares)[4]	138.7	151.4	157.6	161.1	171.2
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	832[5]	1,287	2,262	3,077	4,520
Ratios					
Return on average ordinary shareholders' funds (%)	23.1	25.2	26.1	26.8	28.1
Payout ratio (%)	61.0	60.5	57.9	67.2	70.0
Tier 1 ratio (%)	11.8	12.9	11.7	13.0	14.5
Capital adequacy ratio (%)	15.4	13.2	16.4	17.3	18.4
Impaired assets as % of loan assets (%)	2.3	1.7	0.4	1.1	0.3
Net loan losses as % of loan assets (%)	0.0	0.0	0.0	0.1	0.1
Assets under management ($ billion)					
Listed	0.6	1.1	1.6	3	4.2
Unlisted					
Retail	5.6	7.2	9	9.8	9.6
Wholesale	7.6	8.6	10.8	10	12.5
Total assets under management	13.8	16.9	21.4	22.8	26.3
Staff numbers[6]	1,732	1,965	2,474	3,119	4,070

	Years Ended 31 March				
	2001	2002	2003	2004	**2005**
inancial performance ($ million)					
otal income from ordinary activities[1]	1,472	1,600	1,890	2,465	**3,749**
otal expenses from ordinary activities[1]	1,147	1,245	1,430	1,780	**2,588**
rofit from ordinary activities before income tax	325	355	460	685	**1,161**
ncome tax expense	53	76	96	161	**280**
rofit from ordinary activities	272	279	364	524	**881**
Macquarie Income Preferred Securities	–	–	–	–	**28**
Outside equity interests	(1)	–	3	3	**1**
Macquarie Income Securities distributions	31	29	28	27	**29**
rofit from ordinary activities after income tax ttributable to ordinary equity holders	242	250	333	494	**823**
inancial position ($ million)					
otal assets	27,848	30,234	32,462	43,771	**49,313**
otal liabilities	26,510	27,817	29,877	40,938	**44,881**
let assets	1,338	2,417	2,585	2,833	**4,432**
isk-weighted assets	9,860	10,651	10,030	13,361	**19,771**
otal loan assets	7,785	9,209	9,839	10,777	**16,463**
npaired assets (net of provisions)	31	49	16	61	**42**
hare information [2]					
ash dividends per share (cents per share)					
Interim	41	41	41	52	**61**
Final	52	52	52	70	**100**
Special	–	–	50	–	**40**
otal	93	93	143	122	**201**
asic earnings per share (cents per share)	138.9	132.8	164.8	233.0	**374.6**
hare price at end of period ($)[2]	27.63	33.26	24.70	35.80	**48.03**
Ordinary share capital (million shares)[4]	175.9	198.5	204.5	215.9	**223.7**
Market capitalisation at end of period ully paid ordinary shares) ($ million)	4,860	6,602	5,051	7,729	**10,744**
atios					
eturn on average ordinary shareholders' funds (%)	27.1	18.7	18.0	22.3	**30.2**
ayout ratio (%)	67.5	73.6	87.4[7]	53.2	**54.3**
ier 1 ratio (%)	12.9	17.8	19.0	16.2	**14.4**
apital adequacy ratio (%)	16.0	19.4	21.4	19.9	**21.2**
npaired assets as % of loan assets (%)	0.4	0.5	0.2	0.6	**0.3**
Net loan losses as % of loan assets (%)	0.1	0.2	0.0	0.3	**0.2**
ssets under management ($ billion)					
isted	6.9	11.8	18	21.5	**39.9**
Jnlisted					
Retail	10.6	11.7	12.4	13.4	**14.8**
Wholesale	13.4	17.8	21.9	27.7	**34.2**
otal assets under management	30.9	41.3	52.3	62.6	**88.9**
taff numbers[6]	4,467	4,726	4,839	5,716	**6,556**

tatutory income and expenses. Not adjusted for businesses held for resale in the manner used throughout the rest of this report (as explained in section 2.5).
he Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
djusted for June 1996 bonus issue.
lumber of fully paid ordinary shares at end of period, excluding options and partly paid shares.
ased on unadjusted share price of $6.00.
ncludes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
ncludes special dividend. The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation.
xcluding special dividend of 50 cents per share, payout ratio would have been 56.8%.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.

eTree

Macquarie Bank is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie Bank shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

This report has been printed on Mediaprint Silk an EMAS certified stock produced by Oulu Mill, Storaenso, mill registration number FIN-000021.



APPENDIX 4E
ANNUAL REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

YEAR ENDED 31 MARCH 2005

1 Details of the reporting period and the previous corresponding period

Current period: 1 April 2004 to 31 March 2005
Prior corresponding period: 1 April 2003 to 31 March 2004

2 Results for announcement to the market

	Key information	Year ended 31 March 2005 $m	Year ended 31 March 2004 $m	Change %
2.1	**Income from ordinary activities**	3,749	2,465	52%
2.2	**Profit/(loss) from ordinary activities after tax attributable to equity holders**	852	521	64%
2.3	**Net profit/loss attributable to ordinary shareholders**	823	494	67%

2.4	Dividends	Amount per security	Franked amount per security
	Interim dividend	61 cents	90%
	Final dividend (declared, not yet provided at 31 March 2005 in accordance with AASB 1044)	100 cents	90%
	Special dividend (declared, not yet provided at 31 March 2005 in accordance with AASB 1044)	40 cents	90%

2.5 Record date for determining entitlements to the dividends

Record date for the final ordinary dividend and the special dividend is 27 May 2005.

2.6 Commentary

For the year ended 31 March 2005, Macquarie Bank Limited achieved a record annual result with a net profit after income tax attributable to ordinary shareholders of $823 million. This was up 67% on the prior corresponding period.

Total income from ordinary activities increased to $3,749 million, an increase of 52% on the prior corresponding period. Total expenses from ordinary activities increased to $2,588 million. This was 45% up on the prior corresponding period.
Basic earnings per share (EPS) has increased to 374.6 cents, 61% up on the prior corresponding period.

Refer to the 2005 Result Announcement for more details.

3 Statement of financial performance

Refer to the 2005 Financial Report.

4 Statement of financial position

Refer to the 2005 Financial Report.

5 Statement of cash flows

Refer to the 2005 Financial Report.

6 Dividend details

	Year ended 31 March 2005 $m	Year ended 31 March 2004 $m
Ordinary share capital		
2005 interim dividend paid:		
61 (2004: 52) cents per share	134	113
2004 final dividend paid:		
70 (2003: 52) cents per share	151	106
2004 special dividend provided:		
Nil (2003: 50) cents per share	-	102

There is no provision for final or special dividend in respect of the financial year ended 31 March 2005 in accordance with the Australian Accounting Standard AASB 1044: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividends is recognised at the time the dividends are declared, determined or publicly recommended.

The 2005 interim dividend and the 2004 final dividend, both paid during the financial year ended 31 March 2005, were 90% franked at 30%. The dividends paid during the financial year ended 31 March 2004 were franked as follows: 2004 interim - 90% franked at 30%, 2003 final and 2003 special - both fully franked at 30%.

Since the end of the financial year, the Directors have recommended the payment of the 2005 final dividend of $1.00 per fully paid ordinary share, and a special dividend of 40 cents per fully paid ordinary share, both 90% franked based on tax paid at 30%. The aggregate amount of the proposed dividends expected to be paid on 1 July 2005 out of retained profits at 31 March 2005 is $313 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2005.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2005 (net of distributions previously provided) were $23 million (2004: $21 million). Distributions provided at 31 March 2005 are $6 million (2004: $6 million). The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

Macquarie Income Preferred Securities

Distributions provided at 31 March 2005 are $28 million (2004: Nil). The Macquarie Income Preferred Securities represent an outside equity interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in outside equity interest.

7 Dividend or distribution reinvestment plan details

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. On 30 October 2003, the 2.5% discount which had been provided on the DRP was reduced to nil. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. The last date for the receipt of an election notice for participation in the DRP in relation to the final and special dividends to be paid on 1 July 2005 is 26 May 2005.

8 Retained earnings

	Year ended 31 March 2005 $m	Year ended 31 March 2004 $m
Balance at the beginning of the financial year	1,040	659
Prior year dividend reinstatement - change in accounting policy	-	208
Profit from ordinary activities after income tax attributable to members	852	521
Distributions paid or provided on Macquarie Income Securities	(29)	(27)
Dividends paid on ordinary share capital	(285)	(321)
Total retained earnings	1,578	1,040

9 Net tangible assets per security

	Year ended 31 March 2005 $	Year ended 31 March 2004 $
Ordinary shares	12.64	10.72

10 Control gained or lost over entities in the financial year, and those having material effect

Name of entities where control was gained in the financial year	**Date control gained**
Executive Air Support, Inc	29-Jul-04
Macquarie Capital Funding (GP) Limited	7-Sep-04
Macquarie Capital Funding (LP) Limited	20-Aug-04
Macquarie Capital Funding L.P.	18-Oct-04
Regional Radio No.2 Pty Limited (formerly DMG Regional Radio Australia Limited)	10-Sep-04
RG Capital Radio Limited	20-Aug-04
Thermal Chicago Corporation	30-Jun-04

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
A-Train AB	8-Apr-04
A-Train Invest AB	8-Apr-04
Bathurst St Nominees Pty Limited	28-Feb-05
CH4 Development Pty Limited	7-Apr-04
CH4 Exploration Pty Limited	7-Apr-04
CH4 Gas Limited	7-Apr-04
CH4 Marketing Pty Limited	7-Apr-04
CH4 Moranbah Pty Limited	7-Apr-04
CH4 Operations Pty Ltd	7-Apr-04
CH4 Pty Limited	7-Apr-04
ConnectEast Asset Trust (incorporated 15 April 2004)	17-Nov-04
ConnectEast Finance Pty Ltd (incorporated 15 April 2004)	17-Nov-04
ConnectEast Holding 2 Pty Ltd (incorporated 15 April 2004)	17-Nov-04
ConnectEast Holding Trust (incorporated 15 April 2004)	17-Nov-04
ConnectEast Investment Trust (incorporated 15 April 2004)	17-Nov-04
ConnectEast Investment Trust 2 (incorporated 15 April 2004)	17-Nov-04
ConnectEast Nominee Co Pty Ltd (incorporated 15 April 2004)	17-Nov-04
ConnectEast Pty Limited	17-Nov-04
D-Auction Internet Pty Limited	31-Jan-05
Diversified CMBS investments Inc.	31-Oct-04
Dynamco Limited	8-Apr-04
Eastbourne Water Plc	8-Apr-04
Europa Industrie Beteiligungen SA	24-Mar-05
Europa Industrie Beteiligungsholding SA	24-Mar-05
Executive Air Support, Inc.	17-Dec-04
Gas Development Services Pty Limited	7-Apr-04
Hills Motorway Management Limited	31-Jul-04
Macquarie District Energy Holdings LLC	17-Dec-04
Macquarie District Energy Inc	17-Dec-04
Macquarie European Infrastructure Fund Limited Partnership	30-Apr-04
Macquarie Infrastructure Company Inc.	17-Dec-04
Macquarie Infrastructure Company LLC	17-Dec-04
Macquarie Infrastructure Company Trust	17-Dec-04
Macquarie Private Capital A Limited	14-Mar-05
Macquarie Private Capital B Limited	14-Mar-05
Macquarie Water (UK) Limited	8-Apr-04
MAP Marine Limited	15-May-04
Mellon Brascan Money Market FIF	28-Feb-05
Mid Southern Water Plc	8-Apr-04
Mid-Sussex Water Limited	8-Apr-04
NA Capital Holdings Inc.	30-Apr-04
North America Capital Holding Company	17-Dec-04
Optimum Information Systems Limited	8-Apr-04
Saur Water Services Plc	8-Apr-04
South East Water Plc	8-Apr-04
Thermal Chicago Corporation	17-Dec-04
Underdale Nominees Pty Limited	1-Oct-04
UPL (Tarneit) Pty Limited	31-Mar-05
West Kent Water Plc	8-Apr-04
Worldwide Parking Group Limited	24-Jan-05

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

11 **Investments in associates and joint ventures**

	Name	Ownership interest (%)
	1st to 8th RMAC Landholding Unit Trusts	50
	A.C.N. 093 752 893 Pty Limited	50
	African Infrastructure Investment Managers (Pty) Ltd ("AIIM")	50
	AMPCI Macquarie Infrastructure Management No. 1 Limited	50
	AMPCI Macquarie Infrastructure Management No. 2 Limited	50
	Austian (Tianjin) Real Estate Development Co. Limited (China)	50
	Become Media Pty Limited	41
	Bondi Beach Railway Pty Limited	50
	Brook Asset Management Limited	49
	The Cannery Development Trust	20
	CH4 Gas Limited	39
	Concept Blue Finance Pty Limited	50
	Coriolis Holdings Pty Limited	50
	Diversified CMBS Investments Inc.	57
	Dun & Bradstreet Consumer Credit Pty Limited	28
	Edenbrooke Village Pty Limited	50
	Europe Industrie Beteiligungsholding S.A.	39
	First China Property Group Limited (Hong Kong)	50
	Gen Y Limited	20
	Goulburn and Border Broadcasters Pty Ltd	50
	Hakone Turnpike Limited	50
	Helmsman Funds Management Limited	50
	ICA Property Group Pty Limited	45
	Japan Infrastructure Group Co. Limited	50
	Kuraby Developments Pty Ltd	50
	Leisure Equity Partners Pty Limited	50
	Macquarie Capital Partners LLC (United States)	50
	Macquarie CCY Feeder Fund (Bermuda)	39
	Macquarie Central Office CR-REIT (Korea)	12
	Macquarie DDR Management LLC	50
	Macquarie FX Feeder Fund (Bermuda)	39
	Macquarie FX Feeder Fund No. 2 (Bermuda)	39
	Macquarie Global Property Advisors Limited	49
	Macquarie Goodman Group	9
	Macquarie Goodman (Hong Kong) Limited	50
	Macquarie Infrastructure Company Trust	9
	Macquarie Offshore Feeder Fund (Bermuda)	39
	Macquarie Offshore Feeder Fund No. 2 (Bermuda)	39
	Macquarie Offshore Feeder Fund No. 3 (Bermuda)	39
	Macquarie ProLogis Management LLC	50
	Macquarie Real Estate Equity Fund No. 1 Pty Limited	23
	Macquarie Real Estate Equity Fund No. 2 Pty Limited	20
	Macquarie Real Estate Equity Fund No. 3 Pty Limited	26
	Macquarie Real Estate Equity Fund No. 4 Pty Limited	28
	Macquarie Shinhan Infrastructure Management Co. Limited (Korea)	80
	Macquarie Syndication (No. 17) Pty Limited	50
	MAP Marine Limited	50
	MacSea Nominees Pty Limited	50
	MacSea Nominees No.2 Pty Limited	50
	Medallist Developments Pty Limited	70

11 Investments in associates and joint ventures (continued)

Name	Ownership interest (%)
Medallist Development Trust	70
Medallist Holdings Inc. (United States)	80
Medallist Schofields Trust	50
Medallist Springfield Unit Trust	50
Medallist Vintage Trust	50
Mining Equipment Company Pty Limited	45
Moodmessaging Pty Limited	23
MP Management LLC (United States)	50
MPI Private Trustee Limited (Bermuda)	50
Oxton Custodians Pty Limited	49
Polaris YK	5
Proximity Development Pty Limited	33
Radio Newcastle Pty Limited	50
Ringwood Superabrasives Pty Limited	22
River Links Development Pty Limited	41
RMAC Australia Pty Limited	50
RP Data Limited	50
Securiclear Pty Limited	50
SHI Holdings Pty Limited	29
Shinhan Macquarie Financial Advisory Co Limited (Korea)	49
Smartsalary Pty Limited	16
Tasman Economics Pty Limited	25
Tianjin Macquarie Property Development Management Co. Limited (China)	50
UPL (Tarneit) Pty Limited	51
Vytel Spectrum Pty Limited	50

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

12 Other information

a. Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately 9.3 million employee options on the same basis as previous years. The grant of some of these options is subject to shareholder approval. These options are expected to be granted in July or August 2005.

b. For more detailed information on the entity's financial performance and financial position, refer to the 2005 Result Announcement.

c. For detailed information on the impact of adopting Australian equivalents to International Financial Reporting Standards on the entity's financial performance and financial position from 1 April 2005, refer to the significant accounting policies details set out in Note 1 to the Financial Report.

13 Foreign entities

Not applicable.

14 Commentary on results for the financial year

Refer to the 2005 Result Announcement for details.

15 Audited report

	The report is based on audited accounts.

16 Statement if Financial Report is not audited

	Not applicable as the Financial Report is audited.

17 Statement if Financial Report is audited

	The Financial Report has been audited and is not subject to disputes or qualifications.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

MACQUARIE BANK ANNOUNCES A 67 PER CENT NET PROFIT INCREASE AND A 65 PER CENT INCREASE IN TOTAL DIVIDENDS FOR THE 2005 FULL YEAR, INCLUDING A 40 CENTS PER SHARE SPECIAL DIVIDEND

17 May 2005 – Macquarie Bank today announced a $823 million after tax profit attributable to ordinary equity holders for the full year to 31 March 2005, a 67 per cent increase on the prior year. Pre-tax profit increased by 69 per cent to $1,103 million over the same period.

Excluding the profit brought to account on the formation of the Macquarie Goodman Group (MGQ), the full year after tax profit for the Bank increased 48 per cent to $732 million, and pre-tax profit was up 49 per cent to $973 million over the same period. Earnings per share increased to $3.75 from $2.33, a 61 per cent increase.

Macquarie Bank Chairman David Clarke said the Bank had declared a special dividend of 40c per share in addition to a final dividend of $1.00 per share, up from 70c last year, taking total dividends for the year to 31 March 2005, to $2.01 per share as compared to last year's dividends of $1.22 per share. The special dividend was declared because of the significant one off profit recognised from the formation of the Macquarie Goodman Group, reflecting 12 years of business building by the property funds management team. Both the final and special dividend are franked to 90 per cent.

"We are pleased to report another record result for our shareholders. The net profit is an increase on the previous year of two thirds, more than three times the profit of three years ago, and more than twelve times the profit of twelve years ago.

"The year was characterised by substantial international growth. The continuation of business expansion and significant international achievements resulted in international income growth of 83 per cent to $1.3 billion. The Bank also benefited from a 29 per cent increase in employee numbers outside Australia to 1,750, with total staff numbers increasing by 15 per cent to 6,560," Mr Clarke said.

Mr Clarke noted that Macquarie Bank's total shareholder return since listing in July 1996 until 31 March 2005 was 929 per cent. This return compares to the average total shareholder return over the same period of 164 per cent for the companies which comprised the ASX top 50 at the time of the Bank's listing, assuming reinvestment of all dividends and accounting for all corporate actions.

Assets under management grew 42 per cent to $89 billion over the period. Specialist property and infrastructure funds increased from $26 billion to $46 billion over the same period.

"The specialist funds continued to provide strong returns to investors. TSR for investors in Macquarie specialist funds both in Australia and internationally was over 400 per cent from December 1995 to 31 March 2005," Mr Clarke said.

Macquarie Bank Managing Director and Chief Executive Officer, Mr Allan Moss, said all Groups made record contributions to the result. The Investment Banking Group reported an excellent result in a strong environment, up 73 per cent on pcp. The Banking and Property Group made an excellent contribution, up 200 per cent on pcp (24 per cent excluding the profit brought to account on the formation of MGQ). The Treasury and Commodities Group recorded a strong result, up 30 per cent on a strong pcp. Equity Markets Group had a good result, slightly ahead of pcp, while the Financial Services Group posted a good result also, 20 per cent up on pcp. The Funds Management Group was 66 per cent up on pcp, including the profit on the sale of its Malaysian joint venture.

Mr Moss said international income represented approximately 37 per cent of total income. "International income is now half, or more than half the income from a number of business groups," he said.

Mr Moss highlighted a number of notable achievements around the world for the year to 31 March 2005.

Asia

- Macquarie Securities Asia (previously ING's Asian cash equities business) is already profitable and growing
- Macquarie Equity Capital Markets completed the $US530 million IPO for SM Investments Corp, the largest in the Philippines' history, demonstrating the Bank's increasing Asia-wide investment banking capability
- Macquarie Securities was awarded a Malaysian stockbroking license, only one of five conferred upon non-Malaysian firms

- Expanded structured equity offerings to include products over Korean, Taiwanese, Singaporean and Japanese markets
- Korean securities funds management joint venture increased assets under management (Macquarie's share) 62 per cent to $3.5 billion
- Post balance date:
    - Announced the proposed listing on the Singapore Stock Exchange of Macquarie International Infrastructure Fund
    - Joint venture with the Thai Military Bank, focusing on investment banking and stockbroking

Europe, Africa and the Middle East

- Established Macquarie European Infrastructure Fund (MEIF), an unlisted pan-European fund focusing on infrastructure investments in Europe
- Acquisition of 70 per cent of Brussels International Airport Company by a Macquarie Airports led consortium for €735 million
- Acquisition of NTL:Broadcast UK by a Macquarie Communications Infrastructure Group (MCG) led consortium for £1.3 billion
- Established Macquarie Global Property Advisers that now manages $US1.9 billion of assets in Europe and Asia
- Entered into a renewable energy joint venture which has one of the largest portfolios in the UK with a total value of £121 million
- Global energy markets team headquartered in London increased contribution significantly
- Agricultural Commodities structured products team established in London
- Post balance date
    - Treasury and Commodities joint venture with Abu Dhabi Commercial Bank

The Americas

- $US535 million New York Stock Exchange IPO of the Macquarie Infrastructure Company Trust (MIC). MIC invests in a diversified group of infrastructure businesses in the US and other developed countries
- Chicago Skyway acquired by Macquarie Infrastructure Group (MIG) and Cintra Concessiones de Infraestructuras de Transporte, SA for $US1.8 billion
- Macquarie Property and its joint venture partners acquired $US5.5 billion of property; including Macquarie CountryWide with Regency Centers ($US2.8 billion portfolio of US shopping centres); and Macquarie Office Trust (takeover of $1.3 billion of Principal America Office Trust)
- $C212 million Toronto Stock Exchange IPO of the Macquarie Power Income Fund (MPT) a fund focusing primarily on power generation assets in North America

- $C528 million acquisition of Leisureworld, a Canadian aged care provider, intended to be transferred to a Macquarie-managed fund
- No.1 ranking for overall research/sales quality in Australian equities, by Greenwich Associates
- Strong growth in commodities including cotton and oil & gas financing businesses. Energy derivatives teams were also established in New York and Houston

Australia and New Zealand

- Merger of Macquarie Goodman Industrial Trust and Macquarie Goodman Management Ltd to form MGQ, Australia's largest industrial property group
- ConnectEast Group, supported by Macquarie Bank, Thiess Pty Ltd and John Holland Pty Ltd, was awarded the 39-year concession for the Mitcham-Frankston project
- $266 million IPO and subsequent $398 million raising by Diversified Utility and Energy Trust (DUET), a fund principally investing in Australian and New Zealand utility and energy assets, and managed by a joint venture with AMP Capital
- Acquired 92 radio stations in 45 Australian regional markets with the intention that these will become part of a specialist fund
- IPO of Macquarie Private Capital Group, a $107 million private equity fund
- Launch of an integrated hedge fund business
- Macquarie Cash Management Trust exceeded $10 billion in funds under management and Macquarie Wrap solutions exceeded $14 billion in funds under administration
- Margin lending products reported rapid growth with the total loan portfolio expanding by 47 per cent to over $2.6 billion
- Acquired 49 per cent of Brook Asset Management in New Zealand
- No. 2 stockbroker by ASX market share for the 2004 calendar year and the No.1 for the first quarter of 2005
- Post balance date
    - $1 billion IPO of Macquarie Capital Alliance Group, a fund focusing on co-investing with Macquarie Bank and/or with Macquarie managed funds in any sector excluding property

Financial Results and Capital Management

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said the Bank has maintained its strong capitalisation, with a Tier 1 capital ratio of 14.4 per cent, providing the ability to support new and existing business initiatives and maintain its credit ratings.

"In response to demand from US-based investors, Macquarie Bank will launch a Level 1 American Depository Receipt (ADR) program, enabling US investors to purchase Macquarie Bank ordinary shares in US dollars over the counter. This will provide shareholders in this region with an alternative means of gaining exposure to the Bank," Mr Ward said.

Total income from ordinary activities for the year was $3,655 million, up 54 per cent from $2,380 million for the prior year while international income rose 83 per cent to $1,273 million from $696 million for the same period. Net fee and commission income rose by 45 per cent to $1,907 million, while the contribution from trading income rose by 30 per cent to $730 million from $562 million in the previous year. Net interest income rose by 33 per cent to $405 million, from $304 million previously. Other income increased significantly to $613 million from $196 million for the prior year.

Dividends

The special dividend takes the dividend payout ratio for the year to 54 per cent. The Bank's target payout ratio each year remains in the range of 50 to 60 per cent of net earnings, It is expected that future dividends will be at least 80 per cent franked.

Outlook

Mr Moss said: "The Bank is aiming to repeat the full year 2005 result for the year ending 31 March 2006, excluding the one off profit realisation on the formation of MGQ and the impact of the introduction of International Financial Reporting Standards.

"Achieving that result will, however, be subject to swing factors including the quantum of performance fees on specialist funds, market conditions and asset realisations.

"We note that equity markets conditions have recently softened and we may not achieve this outcome if this softening is sustained."

Mr Moss added that over the medium term the Bank continues to be well placed due to good businesses, diversification, benefits of major strategic growth initiatives, committed quality staff and effective prudential controls. Subject to market conditions not deteriorating materially, the Bank expects continued good growth over time in revenue and earnings across most businesses and continued good growth in international businesses.

For further information, please contact:

Erica Sibree, Investor Relations
Macquarie Bank Ltd
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	The holding in Macquarie Global Infrastructure Trust II (MGIFT II) units was last notified on 9 May 2005. This notice is a correction to the previous notification.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	31 March 2005
No. of securities held prior to change	Nil
Class	Class A units in unlisted unit trust* * Amended from Appendix 3Y lodged on 9 May 2005.
Number acquired	45,006.05 units* * Amended from Appendix 3Y lodged on 9 May 2005.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.0743 per unit
No. of securities held after change	45,006.05 MGIFT II units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to new units via PDS

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

11 May 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga31032005(3).doc

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release


MACQUARIE
BANK

MACQUARIE CAPITAL ALLIANCE GROUP-LED CONSORTIUM AGREES TO ACQUIRE LEADING EUROPEAN DIRECTORIES BUSINESS, YBR GROUP

16 May 2005 – Macquarie Bank Limited announced today that it has an 18 per cent interest in a Macquarie Capital Alliance Group (MCAG)-led consortium, European Directories SA, which has entered into an agreement to acquire 100% of YBR Group.

YBR Group is a leading European directories business, with a portfolio located in eight European countries. Its products and services include printed directories, online and mobile searches and directory assistance. The four principal business operations of YBR Group, all wholly owned, are located in The Netherlands, Finland, Austria and the Czech Republic. YBR Group is also present in France, Slovakia, Gibraltar and, through a 50/50 joint venture, Poland.

European Directories SA comprises MCAG, Macquarie Bank Limited and other third party equity investors, including Caisse de dépôt et placement du Québec, Nikko Principal Investments Limited, and clients of Macquarie Private Bank. YBR Group senior management are investing alongside the consortium.

The consortium has entered into an agreement with the management and private equity owners of YBR Group, Veronis Suhler Stevenson and 3i, under which it will acquire 100% of the equity in YBR Group for a total consideration of €1,825 million (A$3,030 million). The acquisition price represents a prospective EV/EBITDA multiple of 11.2 times the proforma EBITDA forecast for the year to 31 December

2005. The acquisition will be funded through a combination of equity and shareholder loans from the consortium.

Macquarie Bank will subscribe for approximately €98 million in equity under the terms of the consortium's Shareholders Agreement and intends to sell down its interest to €50 million following completion of the transaction. Financial close is expected in July 2005. Completion is subject to competition law approvals.

The acquisition will reduce Macquarie Bank Group's Tier One capital ratio by approximately 1 per cent during the holding period.

Macquarie Bank's role in the transaction is as equity provider, financial advisor to European Directories SA, debt arranger and underwriter for the consortium. Macquarie Bank has invested on similar terms to MCAG.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said YBR Group is an attractive asset with very stable cash flows, an established business model with an experienced, proven management team and exposure to growth markets.

Mr Ward said Macquarie Bank will explore the option of the potential transfer of its holding in YBR Group to a Macquarie managed fund within the short to medium term.

For further details of the transaction, please refer to the ASX announcement issued by MCAG today.

For further information, please contact:

Erica Sibree, Investor Relations — Tel: +612 8232 5008
Macquarie Bank

Matthew Russell, Public Relations — Tel: +612 8232 4102
Macquarie Bank

BACKGROUND INFORMATION – CONSORTIUM PROFILES

Macquarie Capital Alliance Group

Macquarie Capital Alliance Group (MCAG) is a listed investment fund which was established in March 2005 to raise A$1 billion to co-invest alongside the Macquarie Bank Group and its clients globally. MCAG has a broad investment mandate, with the ability to invest in any industry sector other than property. MCAG is managed by a member of the Macquarie Bank Group.

Macquarie Bank Limited

Macquarie Bank Limited (Macquarie Bank) is a diversified international provider of specialist financial and investment banking services, and has a market capitalisation of approximately A$10.5 billion. Macquarie Bank Group members manage approximately A$89 billion of assets throughout the world in a variety of sectors. Macquarie Bank has 6,500 employees, is present in every major financial centre around the world, and derives more than 30% of its income from activities outside Australia. Macquarie's European base is London where it has over 320 people, with additional offices in Dublin, Frankfurt, Geneva, Munich, Paris, Milan and Vienna.

Caisse de dépôt et placement du Québec

The Caisse de dépôt et placement du Québec (Caisse) is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2004, it held C$102.4 billion of net assets. The Caisse invests in the main financial markets as well as in private equity and real estate. Its private equity unit focuses mainly on companies that offer predictable current income for its infrastructures portfolio. The Caisse partners with dynamic companies in various sectors, offering them a wide range of financing products, mainly equity investments and loans. As at December 31, 2004, the private equity portfolios held more than 600 investments in funds and companies, for C$10.2 billion of net assets.

Nikko Principal Investments Limited

Nikko Principal Investments Limited (NPIL) was established in the United Kingdom in 1997 as the principal finance arm of Nikko Cordial Corporation, one of Japan's largest securities companies. NPIL conducts principal investment business (medium to long-term investment utilising it's own capital) in the European market. It employs 30 London-based professionals working on opportunities primarily in the United Kingdom and Western Europe and works closely with its sister company Nikko Principal Investments Japan Limited in Tokyo. The Group focuses on corporate acquisitions, asset warehousing and portfolio acquisitions and targets assets ranging from £30 million to £500 million in aggregate enterprise value and on business offering growth potential and which are supported by stable cash flows and property or financial assets. Nikko Cordial Corporation offers a wide range of services including investment banking, asset management, merchant banking, online brokerage and retail banking. It employs 6,300 people worldwide and has a market capitalisation of approximately US$3.7billion.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	31 March 2005 but 11 March 2005 re: Macquarie Balanced Growth Fund (BGF) units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	16 May 2005
No. of securities held prior to change	415,761.87 BGF units
Class	Ordinary units
Number acquired	Nil
Number disposed	23,907.20 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,257.96
No. of securities held after change	391,854.67 BGF units

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc16052005.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 19 May 2005

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3089
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

17 May 2005



MACQUARIE
BANK

Company Announcements Platform
Australian Stock Exchange Limited

Dear Sirs,

2005 Annual Report

In accordance with Listing Rule 4.7.1, we advise that the 2005 annual report to shareholders comprises only the documents already released to the market today under Listing Rule 4.5.

Yours sincerely,

Dennis Leong
Company Secretary